Form 10-K, Exhibit 13
period 1993-10-31
FLUOR CORP/DE/
filed 1994-01-28
CIK 37748

EXHIBIT 13
                                                                      ==========
SELECTED FINANCIAL DATA

In millions,
except per share amounts                      1993       1992       1991      1990      1989      1988

OPERATING RESULTS

Revenues from continuing operations      $ 7,850.2  $ 6,600.7  $ 6,572.0  $7,248.9  $6,127.2  $5,008.9
Earnings from continuing operations
 before taxes                                242.2      215.4      228.4     153.6     135.6      62.0
Earnings from continuing operations, net     166.8      135.3      153.1     119.4      84.1      38.6
Earnings (loss) from discontinued
 operations, net                                --      (96.6)      11.0      35.2      28.6      21.6
Cumulative effect of change in accounting
 principle, net                                 --      (32.9)        --        --        --        --
Net earnings                                 166.8        5.8      164.1     154.6     112.7      60.2

Earnings per share
 Continuing operations                        2.03       1.65       1.87      1.47      1.04      0.48
 Discontinued operations                        --      (1.18)      0.14      0.43      0.36      0.27
 Cumulative effect of change in
  accounting principle                          --      (0.40)        --        --        --        --

Net earnings per share                   $    2.03  $    0.07  $    2.01  $   1.90  $   1.40  $   0.75

Return on average shareholders' equity        17.4%       0.6%      20.2%     23.3%     21.5%     14.2%
Cash dividends per common share          $    0.48  $    0.40  $    0.32  $   0.24  $   0.14  $   0.02

FINANCIAL POSITION

Current assets                           $ 1,309.1  $ 1,138.6  $ 1,159.5  $1,222.8  $1,036.4  $1,001.0
Current liabilities                          930.9      845.4      848.2     984.0     797.7     786.1

Working capital                              378.2      293.2      311.3     238.8     238.7     214.9
Property, plant and equipment, net         1,100.9    1,046.9    1,092.7     925.3     775.3     729.8
Total assets                               2,588.9    2,365.5    2,421.4   2,475.8   2,154.3   2,075.7

Capitalization
 Long-term debt                               59.6       61.3       75.7      57.6      62.5      95.0
 Shareholders' equity                      1,044.1      880.8      900.6     741.3     589.9     467.1

Total capitalization                     $ 1,103.7  $   942.1  $   976.3  $  798.9  $  652.4  $  562.1

Percent of total capitalization
 Long-term debt                                5.4        6.5        7.8       7.2       9.6      16.9
 Shareholders' equity                         94.6       93.5       92.2      92.8      90.4      83.1

Shareholders' equity per common share    $   12.72  $   10.81  $   11.10  $   9.22  $   7.39  $   5.91
Common shares outstanding at October 31       82.1       81.5       81.1      80.4      79.8      79.1

OTHER DATA

New awards                               $ 8,000.9  $10,867.7  $ 8,531.6  $7,632.3  $7,135.3  $5,955.2
Backlog at year end                       14,753.5   14,706.0   11,181.3   9,557.8   8,360.9   6,658.6
Capital expenditures                         171.5      287.0      159.7     155.7     139.2      86.3
Cash provided by operating activities    $   192.0  $   306.0  $   219.0  $  353.1  $  265.1  $   17.7

See Management's Discussion and Analysis on pages 23 to 25,
Consolidated Statement of Earnings on page 28, Notes to
Consolidated Financial Statements on pages 31 to 41 and
Quarterly Financial Data on page 43 for information relating to significant items affecting the results of operations.

The quarterly dividend was increased from $.02 per share to $.04 per share in the second quarter of 1989, to $.06 per share in the first quarter of 1990, to $.08 per share in the first quarter of 1991, to $.10 per share in the first quarter of 1992, to $.12 per share in the first quarter of 1993 and to $.13 per share in the first quarter of 1994.





MANAGEMENT'S DISCUSSION AND ANALYSIS

The following discussion and analysis is provided to increase understanding of, and should be read in conjunction with, the consolidated financial statements and accompanying notes.

RESULTS OF OPERATIONS

Earnings from continuing operations were $167 million in 1993 compared with $135 million in 1992 and $153 million in 1991.
The related earnings per share were $2.03 in 1993 compared with $1.65 in 1992 and $1.87 in 1991. Earnings from continuing operations in 1993 and 1991 include net nonrecurring gains of approximately $6 million and $22 million, respectively, while there were no comparable items in 1992. Revenues increased 19 percent in 1993 following a slight increase in 1992.

ENGINEERING AND CONSTRUCTION

Due largely to weak economies and capital spending within certain United States, European and Middle Eastern markets, the
Government, Process, Industrial and Power sectors experienced declines in awards during 1993 that were only partially offset by an increase in the Hydrocarbon sector. Total new awards decreased 26 percent to $8.0 billion in 1993, compared with $10.9 billion in 1992 and $8.5 billion in 1991. At the same time, there continue to be a number of megaproject opportunities, particularly outside the United States. These projects develop slowly and, therefore could create variability in the company's incoming order and backlog pattern.
Accordingly, it is difficult to predict future award trends with any degree of certainty. Consistent with the company's long-term goal of broad geographic diversity, over 50 percent of 1993 new awards came from projects located outside the United States, compared with approximately 30 percent in 1992 and 35 percent in 1991.

The following table sets forth new awards for each of the company's business sectors:

$ in millions/Year
ended October 31,           1993            1992            1991

Hydrocarbon      $ 4,540    57 % $ 3,534    33 % $ 3,216    38 %
Industrial         1,612    20     2,300    21       943    11
Government           123     2     2,278    21       535     6
Process            1,288    16     2,012    18     3,127    37
Power                438     5       744     7       711     8

Total new awards $ 8,001   100 % $10,868   100 % $ 8,532   100 %

United States    $ 3,686    46 % $ 7,348    68 % $ 5,586    65 %
Outside United
 States            4,315    54     3,520    32     2,946    35

Total new awards $ 8,001   100 % $10,868   100 % $ 8,532   100 %

Total backlog at October 31, 1993, 1992 and 1991 was $14.8 billion, $14.7 billion and $11.2 billion, respectively. The ratio of work outside the United States at October 31, 1993 increased to 39 percent of total backlog, compared with 28 percent at October 31, 1992. This increase is largely attributable to the company's selection by Shell Nederland
Rafinaderij B.V. to execute the first phase on the renovation of one of Shell's European refineries and the award of a lump-sum project to a joint venture, in which the company is a 50 percent owner, to build a new oil refinery in Thailand for Rayong Refinery Company. These contracts added approximately
$3.0 billion to the company's backlog for the year ended
October 31, 1993. Together with a 1992 award from the Department of Energy to manage the environmental cleanup of its uranium production facilities in Fernald, Ohio, these three contracts represent approximately $4.4 billion, or 30 percent of total backlog at October 31, 1993.

Engineering and Construction operating profits increased 16 percent to $221 million in 1993 compared with $191 million in 1992 and $166 million in 1991 primarily as the result of the increased volume of work performed. Overall margins in 1993 are approximately level with the prior year. Margins are affected by competitive market conditions and the mix of engineering and construction projects, making it difficult to predict a trend over time.

COAL

Revenues and operating profit from Coal operations in 1993 were $717 million and $71 million, respectively, compared with revenues of $697 million and operating profit of $80 million in 1992. Revenues and operating profit in 1991 were $758 million and $61 million. The increase in revenues in 1993 is due primarily to a 21 percent increase in sales volume of produced coal that more than offset the effects of decreases in the sales price per ton of produced coal and the sales volume of purchased coal. Gross margin improved in 1993 due primarily to overall increased sales volume and a continued emphasis on produced coal sales, which generated a 20 percent margin in 1993, rather than sales of purchased coal which had a 6 percent margin. Revenues and margin in 1993 also benefited from the initial production from new coal reserves acquired during the past two years. Operating profits declined in 1993 compared with 1992 due primarily to a $10 million nonrecurring charge in 1993 related to the settlement of a dispute with the pension and benefits funds of the United Mine Workers of America/Bituminous Coal Operators of America. During 1993, a major strike against many coal producers, other than Massey, caused higher coal prices in the latter part of the year. The long-term impact of the strike on coal prices is uncertain.

The decrease in revenues in 1992 compared with 1991 was due primarily to lower sales volume of purchased coal that more than offset a 2 percent increase in produced coal revenues.
Overall sales volume was down due to decreased demand resulting from mild weather together with continued recessionary market conditions. However, margins improved in 1992 compared with 1991 due to a greater emphasis on produced coal sales, which had a 23 percent margin in 1992, compared with purchased coal which had a 4 percent margin. The effect of emphasizing produced coal sales from existing and newly acquired mines resulted in an increase in overall gross margin percentage to 20 percent in 1992 from 17 percent in 1991, which accounted for slightly more than half of the increase in total operating profit in 1992. The remainder of the increase in operating profit is due primarily to a gain on the sale of a coal processing plant.

OTHER

Net interest income improved slightly in 1993 due largely to the repayment during 1993 and 1992 of approximately $46 million and $18 million, respectively, of long-term debt. The decrease in interest expense resulting from the debt repayment was, however, almost entirely offset by lower interest income as the result of lower interest rates and lower interest earning assets. The significant decline in 1992 compared with 1991 is primarily attributable to the elimination of the company's high-interest-earning bond portfolio in connection with the repurchase of its Sugar Land facility in 1991, lower 1992 levels of short-term interest-earning assets resulting from capital expenditures at Massey Coal, the prepayment of long-term notes in the third quarter of 1992 and lower interest rates.

Although corporate overhead expense remained level in 1993 compared with 1992, corporate administrative and general expense increased in 1993 compared to 1992 primarily due to higher net periodic pension income in 1992. Corporate administrative and general expense decreased in 1992 compared with 1991 due to lower stock price driven compensation plan expenses, an increase in net periodic pension income and lower corporate overhead costs.

Net earnings for the year ended October 31, 1993 benefited from the reversal of $12.6 million of income tax liabilities. This reversal was made in connection with the conclusion of a federal income tax audit in the second quarter of 1993 for the years 1984 through 1986. This reduction in liabilities did not affect the company's cash flows. After excluding the 1993 and 1991 reversals of income tax liabilities, there is no significant difference in 1993, 1992 or 1991 between the effective federal income tax rate on earnings from continuing operations and the statutory rate.

The Revenue Reconciliation Act of 1993 did not have a material effect on the consolidated financial position or results of operations of the company.

In November 1992, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 112,
"Employers' Accounting for Postemployment Benefits" (SFAS No.
112). The statement requires accrual of the estimated cost of benefits provided by the employer to former or inactive employees after employment but before retirement. Adoption of SFAS No. 112 by the company is not required until fiscal year
1995. Although the precise method and impact of implementation is not known at this time, management believes the effect, based on the company's current benefit programs, will not be material.

The company's operations, including its discontinued Lead operations, are subject to and affected by federal, state and local laws and regulations regarding the protection of the environment. The company maintains reserves for potential future environmental costs where such obligations are either known or considered probable and can be reasonably estimated.
St. Joe Minerals Corporation ("St. Joe"), a wholly owned subsidiary of the company, is participating as a potentially responsible party at several different sites pursuant to proceedings under the Comprehensive Environmental Response, Compensation and Liability Act ("Superfund"). Other parties have also been identified as potentially responsible parties at all but one of these sites, and many of these parties have shared in the costs associated with the sites. Investigative and/or remedial activities are ongoing at each site. The company believes, based upon present information available to it, that its reserves in respect to future environmental costs are adequate, and that such future costs will not have a material effect on the company's consolidated financial position, results of operations or liquidity. However, the imposition of more stringent requirements under environmental laws or regulations, new developments or changes regarding site cleanup costs or the allocation of such costs among potentially responsible parties, or a determination that the company is potentially responsible for the release of hazardous substances at sites other than those currently identified, could result in additional expenditures, or additional reserves in expectation of such expenditures.

Effective November 1, 1992, the company adopted Statement of
Financial Accounting Standards No. 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions." The company elected immediate recognition of the transition obligation in 1992 which resulted in a one time net charge to earnings of $33 million, or $.40 per share.


In July 1991, the company purchased certain partnership interests which owned the company's Sugar Land, Texas engineering office buildings and leasehold on the land for $64.3 million in cash and the assumption of $32.4 million of notes. The company had previously acquired approximately $93 million of related notes that were effectively extinguished as a result of the transaction. As a result of the partnership interest purchase, lease cost reserves and other items were no longer required and were reversed, thereby reducing the cost basis of the property by $51.7 million and increasing pretax earnings by $19.6 million, after a $5 million provision for certain foreign lease reserves. The company also sold its minority interest in Centre Reinsurance Holdings Ltd., a Bermuda-based insurer, resulting in a 1991 pretax gain of $16.4 million.

DISCONTINUED OPERATIONS

In November 1992, the company announced its decision to exit its Lead business. As of October 31, 1992 the Lead business was classified as a discontinued operation and adjusted to
estimated net realizable value.  The estimated after-tax loss on disposal in 1992 of $78.9 million includes an after-tax
provision of $6 million for estimated losses through the date of disposition.  Largely as the result of historically low lead prices, in addition to a temporary disruption due to flood
conditions at its smelter in Missouri, the Lead business's
after-tax loss for fiscal year 1993 was $30 million.  The
smelter was returned to full production and lead prices began to improve in late 1993. The company continues to believe that its reserves for loss on disposal are adequate at October 31,
1993 in relation to its consolidated financial statements taken as a whole.  During 1993, the company made substantial progress
toward the disposition of its Lead business.   While the
outcome of such disposition cannot be determined with certainty at this time, management's intent to dispose of the Lead
business remains unaltered and management believes that a
disposal will be accomplished during fiscal 1994.

FINANCIAL POSITION AND LIQUIDITY

Working capital at October 31, 1993 was $378 million compared with $293 million at October 31, 1992. Working capital increased 29 percent primarily due to significant increases in current receivables and contract work in process. Capital expenditures for 1993 were $172 million compared with $287 million in 1992 and $160 million in 1991. Capital expenditures at Massey Coal in 1993 and 1992 were $111 million and $214 million, respectively, which included approximately $13 million and $115 million, respectively, related to new coal reserve and facility acquisition costs, with the remainder attributable to ongoing operations.

The long-term debt to capitalization ratio at October 31, 1993 was 5.4 percent compared with 6.5 percent and 7.8 percent at October 31, 1992 and 1991, respectively. The 1993 ratio decreased primarily due to the increase in shareholders' equity from earnings, net of dividends. At October 31, 1993, all long-term debt bears interest at fixed rates.

The company has on hand and access to sufficient sources of funds to meet its anticipated operating, expansion and capital needs. Significant short and long-term lines of credit are maintained with banks which, along with cash on hand and marketable securities, provide adequate operating liquidity.
Additional liquidity is provided by the company's commercial paper program under which there was $30 million outstanding at both October 31, 1993 and 1992.

Quarterly cash dividends of $.08 per share declared in December
1990 were raised to $.10 per share in December 1991, to $.12 per share in December 1992 and to $.13 per share in December
1993.

Although the company is affected by inflation and the cyclical nature of the industry, its Engineering and Construction operations are generally protected by the ability to recover cost increases through price escalation provisions in most contracts. Coal operations produce a commodity which is internationally traded at prices established by market factors outside the control of the company. However, commodity prices generally tend over the long term to reflect a correlation to inflationary trends and the company's substantial coal reserves provide a hedge against the adverse long-term effects of inflation. Although the company has taken actions to reduce its dependence on external economic conditions, management is unable to predict with certainty the amount and mix of future business.



CONSOLIDATED BALANCE SHEET

$ in thousands/At October 31,                 1993        1992

ASSETS

CURRENT ASSETS

Cash and cash equivalents               $  214,844  $  195,346
Marketable securities                       97,335     147,584
Accounts and notes receivable              392,577     312,354
Contract work in progress                  306,251     219,108
Inventories                                 32,834      31,188
Net assets of discontinued operations      172,822     138,638
Deferred taxes                              76,364      70,204
Other current assets                        15,997      24,133

Total current assets                     1,309,024   1,138,555


PROPERTY, PLANT AND EQUIPMENT

Land                                        58,867      61,581
Buildings and improvements                 304,566     294,944
Machinery and equipment                    643,818     569,349
Mining properties and mineral rights       499,459     449,966
Construction in progress                    35,875      40,091

                                         1,542,585   1,415,931
Less accumulated depreciation,
 depletion and amortization                441,676     369,046

Net property, plant and equipment        1,100,909   1,046,885


OTHER ASSETS

Investments and goodwill, net of
 accumulated amortization of $44,490
 and $36,388, respectively                  52,383      56,761
Other                                      126,568     123,295

Total other assets                         178,951     180,056

                                        $2,588,884  $2,365,496

                                              1993        1992

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES

Accounts payable                        $  289,721  $  199,001
Note payable to affilate                    30,000          --
Commercial paper                            30,053      29,957
Advance billings on contracts              194,695     174,409
Accrued salaries, wages and benefit
 plan liabilities                          194,270     191,895
Other accrued liabilities                  190,447     204,449
Current portion of long-term debt            1,687      45,693

Total current liabilities                  930,873     845,404


LONG-TERM DEBT DUE AFTER ONE YEAR           59,637      61,262


NONCURRENT LIABILITIES

Deferred taxes                              51,642      63,109
Other                                      502,610     514,919

Total noncurrent liabilities               554,252     578,028


CONTINGENCIES AND COMMITMENTS

SHAREHOLDERS' EQUITY

Capital stock
 Preferred - authorized 20,000,000
  shares without par value, none issued
 Common - authorized 150,000,000
  shares of $.625 par value; issued and
  outstanding in 1993 - 82,093,207
  shares and in 1992 - 81,480,008
  shares                                    51,308      50,925
Additional capital                         478,204     436,063
Retained earnings (since October 31,
 1987)                                     534,678     407,218
Unamortized executive stock plan
 expense                                   (16,828)    (14,610)
Cumulative translation adjustment           (3,240)      1,206

Total shareholders' equity               1,044,122     880,802

                                        $2,588,884  $2,365,496

See Notes to Consolidated Financial Statements.


CONSOLIDATED STATEMENT OF EARNINGS

In thousands, except per share amounts
Year ended October 31,            1993        1992        1991

REVENUES
Engineering and
 construction services      $7,133,578  $5,903,975  $5,813,477
Coal                           716,591     696,721     758,481

Total revenues               7,850,169   6,600,696   6,571,958

COST OF REVENUES
Engineering and
 construction services       6,918,464   5,729,148   5,655,793
Coal                           645,911     616,671     697,985

Total cost of revenues       7,564,375   6,345,819   6,353,778

OTHER (INCOME) AND EXPENSE
Corporate administrative
 and general expense            43,682      39,270      57,032
Reduction in accrued
 lease cost, net                    --          --     (19,649)
Gain on sale of investment          --          --     (16,426)
Interest expense                19,982      23,580      16,466
Interest income                (20,070)    (23,323)    (47,644)

Total cost and expenses      7,607,969   6,385,346   6,343,557

EARNINGS FROM CONTINUING
 OPERATIONS BEFORE TAXES       242,200     215,350     228,401

INCOME TAX EXPENSE              75,400      80,100      75,312

EARNINGS FROM CONTINUING
 OPERATIONS                    166,800     135,250     153,089

EARNINGS (LOSS) FROM
 DISCONTINUED OPERATIONS, NET       --     (96,566)     11,059

EARNINGS BEFORE CHANGE IN
 ACCOUNTING PRINCIPLE          166,800      38,684     164,148

CUMULATIVE EFFECT OF CHANGE
 IN ACCOUNTING PRINCIPLE, NET       --     (32,866)         --

NET EARNINGS                $  166,800  $    5,818  $  164,148

EARNINGS PER SHARE
 Continuing operations      $     2.03  $     1.65  $     1.87
 Discontinued operations            --       (1.18)       0.14
 Cumulative effect of change
  in accounting principle           --       (0.40)         --

NET EARNINGS PER SHARE      $     2.03  $     0.07  $     2.01

SHARES USED TO CALCULATE
 EARNINGS PER SHARE             82,282      81,558      81,807

See Notes to Consolidated Financial Statements.


CONSOLIDATED STATEMENT OF CASH FLOWS

In thousands
Year ended October 31,            1993        1992        1991

CASH FLOWS FROM OPERATING ACTIVITIES

Net earnings                $  166,800  $    5,818  $  164,148
Adjustments to reconcile net
earnings to cash provided by
operating activities:
 Depreciation, depletion
  and amortization             111,793     135,259     121,482
 Discontinued operations       (34,184)    127,275          --
 Change in accounting
  principle                         --      53,008          --
 Deferred taxes                 (6,082)    (55,674)    (18,248)
 Changes in operating
  assets and liabilities       (61,497)     37,021     (24,964)
 Other, net                     15,136       3,336     (23,468)

 Cash provided by operating
  activities                   191,966     306,043     218,950

CASH FLOW FROM INVESTING ACTIVITIES

 Capital expenditures         (171,537)   (287,046)   (159,718)
 Sale (purchase) of
  marketable securities, net    50,249      38,458    (105,756)
 Purchase of Sugar Land
  real estate partnership
  interests                         --          --     (64,311)
 Proceeds from sale of
  (additions to) investments   (20,081)         --      31,426
 Proceeds from sale of
  property, plant and
  equipment                      9,841      11,493      14,699
 Other, net                     13,904      (1,169)     10,869

 Cash utilized by investing
  activities                  (117,624)   (238,264)   (272,791)

CASH FLOWS FROM FINANCING ACTIVITIES

 Proceeds from issuance of
  short-term debt to
  affiliate                     30,000          --          --
 Payments on long-term debt    (45,689)    (17,969)       (483)
 Issuance of commercial
  paper, net                        96          29      29,928
 Cash dividends paid           (39,340)    (32,486)    (25,825)
 Common stock issuance, net      8,709       2,540      10,758
 Other, net                     (8,620)     (8,569)     (6,404)

 Cash provided (utilized) by
  financing activities         (54,844)    (56,455)      7,974

Increase (decrease) in
 cash and cash equivalents      19,498      11,324     (45,867)

Cash and cash equivalents
 at beginning of year          195,346     184,022     229,889

Cash and cash equivalents
 at end of year             $  214,844  $  195,346  $  184,022

See Notes to Consolidated Financial Statements.


CONSOLIDATED STATEMENT OF SHAREHOLDERS' EQUITY


In thousands,                                                                Unamortized
except per share amounts                                                       Executive   Cumulative
Year ended October 31,                Common Stock    Additional   Retained   Stock Plan  Translation
1991, 1992 and 1993                  Shares   Amount     Capital   Earnings      Expense   Adjustment       Total

BALANCE AT OCTOBER 31, 1990          80,390  $50,244  $  398,844  $ 295,563  $    (6,805) $     3,410  $  741,256

Net earnings                                                        164,148                               164,148
Cash dividends ($.32 per share)                                     (25,825)                              (25,825)
Exercise of stock options, net          631      394      10,364                                           10,758
Stock option tax benefit                                   8,463                                            8,463
Amortization of executive stock
 plan expense                                                                        839                      839
Issuance of restricted stock, net        91       57       4,646                  (4,831)                    (128)
Tax benefit of net operating loss                          2,299                                            2,299
Translation adjustment net of
 deferred taxes of $600)                                                                       (1,165)     (1,165)

BALANCE AT OCTOBER 31, 1991          81,112   50,695     424,616    433,886      (10,797)       2,245     900,645

Net earnings                                                          5,818                                 5,818
Cash dividends ($.40 per share)                                     (32,486)                              (32,486)
Exercise of stock options, net          346      217       5,996                                            6,213
Stock option tax benefit                                   4,024                                            4,024
Amortization of executive stock
 plan expense                                                                      1,425                    1,425
Issuance of restricted stock, net        33       20       5,093                  (5,238)                    (125)
Common stock repurchase                 (11)      (7)     (3,666)                                          (3,673)
Translation adjustment (net of
 deferred taxes of $535)                                                                       (1,039)     (1,039)

BALANCE AT OCTOBER 31, 1992          81,480   50,925     436,063    407,218      (14,610)       1,206     880,802

Net earnings                                                        166,800                               166,800
Cash dividends ($.48 per share)                                     (39,340)                              (39,340)
Exercise of stock options, net          520      326       8,383                                            8,709
Stock option tax benefit                                   5,839                                            5,839
Amortization of executive stock
 plan expense                                                                      1,889                    1,889
Issuance of restricted stock, net        93       57       3,858                  (4,107)                    (192)
Tax benefit from reduction of
 valuation allowance for deferred
 tax assets                                               24,061                                           24,061
Translation adjustment (net of
 deferred taxes of $2,694)                                                                     (4,446)     (4,446)

BALANCE AT OCTOBER 31, 1993          82,093  $51,308  $  478,204  $ 534,678  $   (16,828) $    (3,240) $1,044,122

See Notes to Consolidated Financial Statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

MAJOR ACCOUNTING POLICIES

PRINCIPLES OF CONSOLIDATION
 The financial statements include the accounts of the company and its subsidiaries. The equity method of accounting is used for investment ownership ranging from 20 percent to 50 percent. Investment ownership of less than 20 percent is accounted for on the cost method. All significant intercompany transactions of consolidated subsidiaries are eliminated. Certain 1992 and 1991 amounts have been reclassified to conform with the 1993 presentation. In November 1992 the company announced its decision to exit its Lead business and, accordingly, the assets and liabilities of the Lead business as of October 31, 1993 and 1992 are shown as net assets of discontinued operations. Discontinued operations for fiscal years 1992 and 1991 include the results of operations for the Lead business.

ENGINEERING AND CONSTRUCTION CONTRACTS
 The company recognizes engineering and construction contract revenues using the percentage-of-completion method, primarily based on contract costs incurred to date compared with total estimated contract costs. Customer furnished materials, labor and equipment and in certain cases subcontractor materials, labor and equipment are included in revenue and cost of revenue when management believes that the company is responsible for the ultimate acceptability of the project. Contracts are generally segmented between types of services, such as engineering and construction, and, accordingly, gross margin related to each activity is recognized as those separate services are rendered. Changes to total estimated contract costs or losses, if any, are recognized in the period they are determined. Revenues recognized in excess of amounts billed are classified as current assets under contract work in progress. Amounts received from clients in excess of revenues recognized to date are classified as current liabilities under advance billings on contracts. The company anticipates that substantially all of incurred costs associated with contract work in progress at October 31, 1993 will be billed and collected in 1994.

DEPRECIATION, DEPLETION AND AMORTIZATION
 Additions to property, plant and equipment are recorded at cost. Assets other than mining properties and mineral rights are depreciated principally using the straight-line method over their estimated useful lives. Mining properties and mineral rights are depleted on the units-of-production method. Leasehold improvements are amortized over the lives of the respective leases. Goodwill is amortized on the straight-line method over periods not longer than 40 years.

EXPLORATION AND DEVELOPMENT
 Coal exploration costs are expensed as incurred. Development and acquisition costs of coal properties, when expected to be significant, are capitalized in mining properties and depleted over the expected economic life of the mine on the units-of-production method.

 The company accrues for post-mining reclamation costs as coal is mined. Reclamation of disturbed acreage is performed as a normal part of the mining process; such costs are expensed as incurred.

INCOME TAXES
 In 1992, the company adopted Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes" (SFAS No.
 109) retroactive to the year ended October 31, 1987. SFAS No. 109 requires recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been recognized in the company's financial statements or tax returns.

EARNINGS PER SHARE
 Earnings per share is based on the weighted average number of common and, when appropriate, common equivalent shares outstanding in each period. Common equivalent shares, primarily stock options, are included when the effect of exercise would be dilutive.

INVENTORIES
 Coal inventories are stated at the lower of cost, using the last-in, first-out (LIFO) method, or net realizable value. Supplies and other are valued on the average cost method. Inventories comprise:

 $ in thousands/At October 31,              1993        1992

 Coal                                   $   15,375  $   10,485
 Supplies and other                         17,459      20,703

                                        $   32,834  $   31,188

FOREIGN CURRENCY
 The company enters into forward exchange contracts to hedge foreign currency transactions, and not to engage in currency speculation. The company's forward exchange contracts do not subject the company to risk from exchange rate movements because gains and losses on such contracts offset losses and gains, respectively, on the assets, liabilities or transactions being hedged. At October 31, 1993, the company had $75.6 million of foreign exchange contracts outstanding relating to foreign currency denominated long-term debt and interest, lease commitments and contract obligations. If the counterparties to the exchange contracts (AA rated international banks) do not fulfill their obligations to deliver the contracted for foreign currencies, the company could be at risk for fluctuations, if any, required to settle the obligations. The forward exchange contracts generally require the company to exchange U.S. dollars for foreign currencies at maturity, at rates agreed to at inception of the contracts.

CONCENTRATIONS OF CREDIT RISK
 The company provides a variety of financing arrangements for its Engineering and Construction clients. The majority of accounts receivable and all contract work in process are from Engineering and Construction clients in various industries and locations throughout the world. Most contracts require payments as the projects progress or in certain cases advance payments. Accounts and notes receivable at October 31, 1993 include $47.5 million in notes receivable related to engineering and construction contracts. The company generally does not require collateral but, in most cases can place liens against the property, plant or equipment constructed if a default occurs. Accounts receivable from customers of the company's Coal operations are primarily concentrated in the steel and utility industries. The company maintains adequate reserves for potential credit losses and such losses, which have been minimal, have been within management's estimates.


CONSOLIDATED STATEMENT OF CASH FLOWS

The company invests in short-term, highly liquid investment grade securities which are usually sold before their maturity. Securities with maturities of ninety days or less at the date of purchase are classified as cash equivalents. Securities with maturities beyond ninety days are classified as marketable securities and are carried at cost which approximates market. Due to the high dollar volume and turnover of these securities, the related cash flows are reported on a net basis.

The change in operating assets and liabilities as shown in the Consolidated Statement of Cash Flows comprises:

$ in thousands
Year ended October 31,            1993        1992        1991

Decrease (increase) in:
 Accounts and notes
  receivable                $  (80,223) $   50,758  $  107,880
 Contract work in
  progress                     (87,143)     37,456      72,264
 Inventories                    (1,646)     (9,222)      9,270
 Other current assets            8,136      (1,241)    (31,203)
Increase (decrease) in:
 Accounts payable               90,720     (58,310)   (118,595)
 Advance billings on
  contracts                     20,286      18,783    (115,518)
 Accrued liabilities           (11,627)     31,533      50,938
 Other noncurrent
  liabilities                       --     (32,736)         --

Changes in operating assets
 and liabilities            $  (61,497) $   37,021  $  (24,964)

Cash paid during the year for:
 Interest expense           $   20,152  $   18,650  $    9,988
 Income tax payments, net   $   89,469  $   53,713  $   93,677


ACQUISITIONS AND DISPOSITIONS

From time to time the company enters into joint venture arrangements with other engineering and construction firms. During 1993, the company formed an exclusive association with ICA Industrial of Mexico, and acquired a 49 percent interest in that entity, now known as ICA Fluor Daniel. In 1992, the company entered into a joint venture agreement with the Jaakko Poyry Group of Finland. Together, the company invested approximately $20 million in these ventures.

In November 1992, the company announced its decision to exit its Lead business. As of October 31, 1992 the Lead business was classified as a discontinued operation and adjusted to estimated net realizable value, including estimated operating losses through the date of disposal. During 1993, the company made substantial progress toward the disposition of its Lead business. While the outcome of such disposition cannot be determined with certainty at this time, the company's intent to dispose of the Lead business remains unaltered and management believes that a disposal will be accomplished during fiscal 1994. The company continues to believe that its reserves for loss on disposal are adequate at October 31, 1993 in relation to its consolidated financial statements taken as a whole.

Net assets of discontinued operations in the accompanying Consolidated Balance Sheet is composed of $64 million and $63 million of net current assets and $109 million and $76 million of net noncurrent assets as of October 31, 1993 and 1992, respectively. These amounts consist primarily of accounts receivable, inventories, plant and equipment, accounts payable and accrued liabilities.

Revenues applicable to discontinued operations were $121 million, $143 million and $170 million in 1993, 1992 and 1991, respectively. The 1992 estimated loss on disposal shown below included an after-tax provision of approximately $6 million for estimated operating losses through the date of disposition. Largely as a result of historically low lead prices, in addition to a temporary disruption due to flood conditions at its smelter in Missouri, the Lead business's after tax loss for fiscal year 1993 was $30 million. The smelter was returned to full production and lead prices began to improve in late 1993.

Discontinued operations, net in the accompanying
Consolidated Statement of Earnings is composed of the following:

$ in thousands
Year ended October 31,                        1992        1991

Loss from operations, net
 of income tax expense (benefit) of
 $(10,795) in 1992 and $28 in 1991      $  (17,656) $     (617)

Gain (loss) from  disposal, net of
 income tax expense (benefit) of
 $(48,635) in 1992 and $(5,198) in 1991    (78,910)     11,676

                                        $  (96,566) $   11,059

In September 1991, the company sold its minority interest in Centre Reinsurance Holdings, Ltd., a Bermuda-based insurer, resulting in a pretax gain of $16.4 million.

In July 1991, the company purchased certain partnership interests which owned the company's Sugar Land, Texas, engineering office, including the leasehold on the land as well as the buildings, for $64.3 million in cash and the assumption of $32.4 million of notes. The company had previously acquired approximately $93 million of notes related to the property that have been effectively extinguished. As a result of the purchase certain lease cost reserves and other items, which were no longer required, were reversed thereby reducing the cost basis of the property by $51.7 million and increasing pretax earnings by $19.6 million net of a $5 million provision for foreign lease reserves.


INCOME TAXES

The income tax expense (benefit) included in the Consolidated
Statement of Earnings is as follows:

$ in thousands
Year ended October 31,            1993        1992        1991


Current:
 Federal (includes a charge
  in lieu of taxes of $2,299
  for 1991)                 $   58,489  $   23,716  $   60,482
 Foreign                        23,490      20,476      20,984
 State and local                12,124      12,280      13,024

Total current                   94,103      56,472      94,490

Tax liability reversal         (12,621)         --      (6,100)

Deferred:
 Federal                        (1,634)    (54,818)    (13,126)
 Foreign                        (3,939)      6,773        (198)
 State and local                  (509)     (7,629)     (4,924)

Total deferred                  (6,082)    (55,674)    (18,248)

Total income tax expense    $   75,400  $      798  $   70,142

The income tax expense (benefit) applicable to continuing operations, discontinued operations and the cumulative effect of change in accounting principle is as follows:

$ in thousands
Year ended October 31,            1993        1992        1991

Provision for continuing operations:
 Current                    $  110,917  $   64,920  $  100,370
 Tax liability reversal        (12,621)         --      (6,100)
 Deferred                      (22,896)     15,180     (18,958)

Total provision for
 continuing operations          75,400      80,100      75,312

Provision for discontinued operations:
 Current                       (16,814)     (8,448)     (5,880)
 Deferred                       16,814     (50,712)        710

Total provision for
 discontinued operations            --     (59,160)     (5,170)

Provision for cumulative effect
of change in accounting principle:
 Deferred                           --     (20,142)         --

Total income tax expense    $   75,400  $      798  $   70,142

A reconciliation of statutory federal income tax to the income tax expense on the earnings from continuing operations is as follows:

$ in thousands
Year ended October 31,            1993        1992        1991

Statutory federal income
 tax expense                $   84,358  $   73,219  $   77,656
Increases (reductions) in
taxes resulting from:
 Effect of foreign tax rates     6,173       5,959       7,080
 State and local income
  taxes                          5,205       8,487       6,709
 Items without tax
  effect, net                    2,137       3,741      (1,324)
 Depletion                      (5,256)     (7,488)     (8,040)
 Tax liability reversal        (12,621)         --      (6,100)
 Other, net                     (4,596)     (3,818)       (669)

Total income tax expense -
continuing operations       $   75,400  $   80,100  $   75,312

Deferred taxes reflect the tax effects of differences between the amounts recorded as assets and liabilities for financial reporting purposes and the amounts recorded for income tax purposes. The tax effects of significant temporary differences giving rise to deferred tax assets and liabilities are as follows:

$ in thousands/At October 31,                 1993        1992

Deferred tax assets:
 Accrued liabilities not currently
  deductible                            $  169,248  $  134,402
 Expected tax benefits on disposition
  of Lead business                          25,771      42,585
 Building tax basis in excess of book
  basis                                     25,980      27,160
 Other                                      57,916      50,298

 Total deferred tax assets                 278,915     254,445
 Valuation allowance for deferred tax
  assets                                   (55,452)    (79,513)

Net deferred tax assets                    223,463     174,932

Deferred tax liabilities:
 Coal mining property book basis in
  excess of tax basis                      (98,516)    (98,369)
 Tax on unremitted foreign earnings        (36,324)    (27,155)
 Other                                     (63,901)    (42,313)

 Total deferred tax liabilities           (198,741)   (167,837)

Net deferred tax assets                 $   24,722  $    7,095

The company established a valuation allowance to reduce certain deferred tax assets to amounts that are more likely than not to be realized. Substantially all of this allowance relates to deferred tax assets existing at the date of the company's 1987 quasi reorganization. Future reductions in the valuation allowance relating to these 1987 deferred tax assets will be credited to additional capital. In 1993, reductions in the valuation allowance resulted in an increase to additional capital of $24.1 million.

Residual income taxes of approximately $16 million have not been provided on approximately $42 million of undistributed earnings of certain foreign subsidiaries at October 31, 1993 because the company intends to keep those earnings reinvested indefinitely.

United States and foreign earnings from continuing operations before taxes are as follows:

$ in thousands
Year ended October 31,            1993        1992        1991

United States               $  162,201  $  139,241  $  163,643
Foreign                         79,999      76,109      64,758

Total                       $  242,200  $  215,350  $  228,401

Net earnings for 1993 include $12.6 million related to the favorable conclusion in the second quarter of a federal income
tax audit for the years 1984 through 1986.   As a result of the
conclusion of that audit, $12.6 million in income tax liabilities were no longer deemed necessary and were reversed.

During 1991 the company received cash proceeds of $20 million resulting from a settlement with the Internal Revenue Service relating to St. Joe Minerals for the tax years 1975 through 1981. The tax refund and interest components of this amount were $7.7 million and $12.3 million, respectively. The tax refund and $4 million of interest, net of tax, were reported as discontinued operations. The $5.8 million pretax balance of interest income was reported in continuing operations. As a result of the settlement with the IRS and the resolution of other issues, certain income tax liabilities, no longer deemed necessary, were reversed. This reduced the company's income tax expense by $6.1 million in 1991.

The Internal Revenue Service is currently examining the company's returns for fiscal years 1987 through 1989. Management does not expect the resolution of any tax issues raised by the IRS for these years or subsequent periods to have a material adverse effect on the company's consolidated financial position or results of operations.


RETIREMENT BENEFITS

The company sponsors contributory and noncontributory defined contribution retirement and defined benefit pension plans for eligible employees. Contributions to defined contribution retirement plans are based on a percentage of the employee's
compensation.   Expense recognized for these plans is primarily
related to domestic engineering and construction operations and totaled $67 million in 1993, $65 million in 1992, and $60 million in 1991. Contributions to defined benefit pension plans are generally at the minimum annual amount required by applicable regulations. Payments to retired employees under these plans are generally based upon length of service and/or a percentage of qualifying compensation. The plans are primarily related to international engineering and construction operations, U.S. craft employees and domestic coal operations.

Net periodic pension income for continuing operations defined benefit pension plans includes the following components:

$ in thousands
Year ended October 31,            1993        1992        1991

Service costs incurred
 during the period          $   11,528  $   12,439  $   10,550
Interest cost on projected
 benefit obligation             18,494      17,556      16,317
Income and gains on assets
 invested                      (74,228)    (24,282)    (61,491)
Net amortization and
 deferral                       39,295     (12,477)     31,650
Net periodic pension
 income                     $   (4,911) $   (6,764) $   (2,974)

The following assumptions were used in the determination of net periodic cost:

Year ended October 31,         1993        1992        1991

Discount rates                8.5-9.5%    8.5-9.5%   9.0-10.5%
Rates of increase in
 compensation levels          5.0-6.0%    5.0-6.0%    5.0-8.0%
Expected long-term rates
 of return on assets         7.5-10.0%   7.5-10.0%   9.0-10.5%

In recognition of the current interest and inflation rate environment, as of October 31, 1993 the company adjusted the discount rates used in the determination of its benefit obligations to 7.0-8.0 percent, the expected long-term rates of return to 7.5-9.0 percent and the rates of salary increases to 3.5-5.0 percent.

The following table sets forth the funded status of the defined benefit plans:

$ in thousands/At October 31,                 1993        1992

Actuarial present value of benefit
obligations:
 Vested benefit obligation              $  211,182  $  158,058
 Nonvested benefit obligation               10,774      12,541

Accumulated benefit obligation          $  221,956  $  170,599

Plan assets at fair values
 (primarily listed stocks and bonds)    $  373,421  $  345,076
Projected benefit obligation              (256,709)   (211,834)
Plan assets in excess of projected
 benefit obligation                        116,712     133,242
Unrecognized net gain                      (14,048)    (30,876)
Unrecognized net asset at
 implementation                            (20,723)    (25,084)

Pension asset recognized in the
 Consolidated Balance Sheet             $   81,941  $   77,282

Amounts shown above at October 31, 1993 and 1992 exclude the projected benefit obligation of $166 million and $128 million, respectively, and associated plan assets relating to present and former employees of discontinued operations of $156 million and $122 million, respectively.

Massey Coal Company (Massey) participates in multiemployer defined benefit pension plans for its union employees. Pension expense related to these plans approximated $.4 million, $.6 million and $.5 million in the years ended October 31, 1993, 1992 and 1991, respectively. Under the Coal Industry Retiree Health Benefits Act of 1992, Massey is required to fund medical and death benefits of certain beneficiaries. Massey's obligation under the Act is estimated to aggregate $64 million at October 31, 1993 which will be recognized as expense as payments are assessed. For the year ended October 31, 1993 the expense recorded for such benefits approximated $3.8 million.

In addition to the company's defined benefit pension plans, the company and certain of its subsidiaries provide health care and life insurance benefits for certain retired employees. The health care and life insurance plans are generally contributory, with retiree contributions adjusted annually. Service costs are accrued currently. Cash basis accounting was used prior to the November 1, 1991 adoption of Statement of Financial Accounting Standards No. 106,
"Employers' Accounting for Postretirement Benefits Other
Than Pensions" (SFAS No. 106).

The accumulated postretirement benefit obligation at October 31, 1993 was determined in accordance with the current terms of the company's health care plans, together with relevant actuarial assumptions and health care cost trend rates projected at annual rates ranging from 12 percent in 1993 down to 5 percent in 2002 and beyond. The effect of a one percent annual increase in these assumed cost trend rates would increase the accumulated postretirement benefit obligation and the aggregate of the annual service and interest costs by approximately 11 percent. At October 31, 1992 the health care cost trend rates were projected at annual rates ranging from
9.5 to 12 percent in 1992 down to 6 to 9.5 percent in 2002 and beyond. The discount rates used in determining the accumulated postretirement benefit obligation were 7 percent and 9 percent at October 31, 1993 and October 31, 1992, respectively.

The following table sets forth the plans' funded status and accumulated postretirement benefit obligation for continuing operations which has been fully accrued in the company's
Consolidated Balance Sheet:

$ in thousands/At October 31,                 1993        1992

Accumulated postretirement benefit obligation:
 Retirees                               $   49,546  $   46,875
 Fully eligible active participants          2,550       1,730
 Other active plan participants              9,150       6,866
 Unrecognized loss                          (4,536)         --

Accrued postretirement benefit
 obligation                             $   56,710  $   55,471

Net periodic postretirement benefit cost for continuing operations includes the following components:

$ in thousands/Year ended October 31,         1993        1992

Service cost incurred during the period $    1,017  $    1,056
Interest cost on accumulated
 postretirement benefit obligation           4,633       4,821

Net periodic postretirement
 benefit cost                           $    5,650  $    5,877

Prior to 1992 the company accounted for health care and life insurance benefits on the cash basis. The cost of such benefits for continuing operations approximated $6 million in 1991.

In November 1992, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 112, "Employers' Accounting for Postemployment Benefits" (SFAS No.
112). The statement requires accrual of the estimated cost of benefits provided by the employer to former or inactive employees after employment but before retirement. Adoption of SFAS No. 112 is not required by the company until fiscal year 1995. Although the precise method and impact of implementation is not known at this time, management believes the effect based on the company's current benefit programs, will not be material.

FAIR VALUE OF FINANCIAL INSTRUMENTS

The company adopted Statement of Financial Accounting Standards
No. 107, "Disclosures About Fair Value of Financial
Instruments" (SFAS No. 107) as of October 31, 1993.  SFAS No.
107 requires that companies disclose the fair value of financial instruments for which it is practicable to estimate such value.

The estimated fair values of the company's financial instruments are as follows:

                                          Carrying        Fair
$ in thousands/At October 31, 1993          Amount       Value

Assets:
 Cash and cash equivalents              $  214,844  $  214,844
 Marketable securities                      97,335     102,366
 Notes receivable including noncurrent
  portion                                   65,417      65,995
 Long-term investments                      21,615      21,907

Liabilities:
 Commercial paper and notes payable         60,053      60,053
 Long-term debt including current portion   61,324      69,211
 Other noncurrent financial liabilities     46,099      46,099

Off-balance sheet financial instruments:
 Foreign currency contract obligations          --       2,381
 Letters of credit                              --       1,332

Methods and assumptions used to value financial instruments:

The carrying amounts of cash and cash equivalents, short-term notes receivable, commercial paper and notes payable approximates fair value because of the short-term maturity of these instruments.

The fair value of marketable securities and long-term investments are based on quoted market prices for these or similar instruments.

The fair value of long-term notes receivable are estimated by discounting future cash flows using the current rates at which similar loans would be made to borrowers with similar credit ratings.

The fair value of long-term debt, including current portion, is estimated based on quoted market prices for the same or similar issues or on the current rates offered to the company for debt of the same maturities.

Other noncurrent liabilities consist primarily of deferred compensation, for which cost approximates fair value.

The fair value of foreign currency contract obligations is estimated by obtaining quotes from brokers.

The fair value of letters of credit is based on fees currently charged for similar agreements or on the estimated cost to terminate or settle the obligations.

LONG-TERM DEBT

Long-term debt comprises:

$ in thousands/At October 31,                 1993        1992

Deutsche mark financing, with a
 currency exchange agreement fixing the
 repayments in U.S. dollars at an
 effective interest rate of 9.5%, due
 in 1996                                $   23,644  $   23,644

13.50% first mortgage note, due in
 2000, prepayable at par in 1995            35,000      35,000

Swiss franc financing, with a currency
 exchange agreement fixing the
 repayments in U.S. dollars at an
 effective interest rate of 9.3%, paid
 in 1993                                        --      15,039

12.875% collateral trust notes, due in
 2000, prepaid in December, 1992                --      16,050

Notes at an effective interest rate of
 9.7%, paid in 1993                             --      12,838

Other notes and mortgages                    2,680       4,384

                                            61,324     106,955

Less:  Current portion                       1,687      45,693

Long-term debt due after one year       $   59,637  $   61,262

Long-term debt maturities are as follows:  1995, $.5 million;
1996, $24.1 million; 1997, no maturities; 1998, no maturities;
and $35 million thereafter. All long-term debt (including current portion) outstanding at October 31, 1993, bears interest at fixed rates.

The company assumed the 13.50 percent $35 million first mortgage note in 1992 when it acquired an engineering building located in Greenville, South Carolina.

The company has unsecured committed revolving long-term lines of credit with banks from which it may borrow for general corporate purposes up to a maximum of $250 million. Commitment and facility fees are paid on these lines. In addition, the company has $642 million in short-term uncommitted lines of credit. Borrowings under lines of credit and revolving credit agreements bear interest at prime or rates based on the London Interbank Offered Rate (LIBOR), domestic certificates of deposit or other rates which are mutually acceptable to the banks and the company. At October 31, 1993, no amounts were outstanding under the committed lines of credit. As of that date, $126 million of the short-term uncommitted lines of credit were used to support undrawn letters of credit issued in the ordinary course of business.

The company has unsecured commercial paper outstanding in the amount of $30 million at both October 31, 1993 and 1992. The commercial paper was issued at a discount with an effective interest rate of 3.2 percent and 3.3 percent in 1993 and 1992,
respectively.   Maturities range from 18 to 90 days in 1993 and
26 to 37 days in 1992. The weighted average maturities at October 31, 1993 and 1992 were 16 days and 18 days, respectively. The maximum and average balances outstanding for the years ended October 31, 1993 and 1992 were $92 million and $44.9 million, respectively, and $84.5 million and $38.4 million, respectively, with weighted average interest rates of
3.2 percent and 4.1 percent, respectively.

OTHER NONCURRENT LIABILITIES

The company maintains appropriate levels of insurance for business risks. Insurance coverages contain various deductible amounts for which the company provides accruals based on the aggregate of the liability for reported claims and an actuarially determined estimated liability for claims incurred but not reported. Other noncurrent liabilities include $118.1 million and $116.5 million at October 31, 1993 and 1992, respectively, relating to these liabilities.


STOCK PLANS

The company's executive stock plans, approved by the shareholders, provide for grants of nonqualified or incentive stock options, restricted stock awards and stock appreciation rights (SARs). All plans are administered by the Organization and Compensation Committee of the Board of Directors ("Committee") comprised of outside directors, none of whom are eligible to participate in the plans. Stock options may be granted with or without SARs. Grant prices are determined by the Committee and are established at the fair market value of the company's common stock at the date of grant. Options and SARs normally extend for 10 years and under committee policy become exercisable in installments of 25 percent per year commencing one year from the date of grant or over a vesting period determined by the Committee.

Restricted stock awards issued under the plans provide that shares awarded may not be sold or otherwise transferred until restrictions as established by the Committee have lapsed. Upon termination of employment, shares upon which restrictions have not lapsed must be returned to the company. Restricted stock issued under the plans totaled 101,540 and 132,580 shares in 1993 and 1992, respectively.

The following table summarizes stock option activity for the two years ended October 31, 1993:

                                           Stock       Price
                                          Options    Per Share


Outstanding at October 31, 1991          2,366,759      $12-44

Granted                                    438,410          44

Expired or cancelled                       (23,539)      20-44

Exercised                                 (346,401)      12-44

Outstanding at October 31, 1992          2,435,229       12-44

Granted                                    601,820       41-44

Expired or cancelled                       (26,468)      17-44

Exercised                                 (520,137)      12-44

Outstanding at October 31, 1993          2,490,444      $12-44

Exercisable at:

October 31, 1992                         1,452,174      $12-44

October 31, 1993                         1,271,330      $12-44

Available for grant at:

October 31, 1992                           780,854 *

October 31, 1993                         2,610,490 *

* Available for grant includes shares which may be granted as either stock options or restricted stock, as determined by the Committee under the 1988 Fluor Executive Stock Plan (the
Plan). In March 1993 the Plan was amended and restated to include an additional 2.5 million shares available for grant.


LEASE OBLIGATIONS

Net rental expense for continuing operations amounted to $69 million, $80 million, and $92 million, in 1993, 1992, and 1991, respectively. The company's lease obligations relate primarily to office facilities, equipment used in connection with long-term construction contracts and other personal property. The company's obligations for minimum rentals under noncancellable leases are as follows:

$ in thousands/At October 31, 1993

1994                        $   29,593

1995                            29,094

1996                            21,809

1997                            21,573

1998                            20,806

Thereafter                      47,452


At October 31, 1993 and 1992, obligations under capital leases of approximately $7 million and $11 million, respectively, are included in other noncurrent liabilities.


CONTINGENCIES AND COMMITMENTS

The company and certain of its subsidiaries are involved in litigation in the ordinary course of business. The company and certain of its engineering and construction subsidiaries are contingently liable for commitments and performance guarantees arising in the ordinary course of business. Claims arising from engineering and construction contracts have been made against the company by clients, and the company has made certain claims against clients for costs incurred in excess of the current contract provisions. The company does not expect that the foregoing matters will have a material adverse effect on its consolidated financial position or results of operations.

The company's operations, including its discontinued Lead operations, are subject to and affected by federal, state and local laws and regulations regarding the protection of the environment. The company maintains reserves for potential future environmental costs where such obligations are either known or considered probable and can be reasonable estimated. St. Joe Minerals Corporation ("St. Joe"), a wholly owned subsidiary of the company, is participating as a potentially responsible party at several different sites pursuant to proceedings under the Comprehensive Environmental Response, Compensation and Liability Act ("Superfund"). Other parties have also been identified as potentially responsible parties at all but one of these sites, and many of these parties have shared in the costs associated with the sites. Investigative and/or remedial activities are ongoing at each site. In 1987, St. Joe sold its zinc mining and smelting division to Zinc Corporation of America ("ZCA"). As part of the agreement, St. Joe and the company agreed to indemnify ZCA for certain environmental liabilities arising from operations conducted prior to the sale. During this fiscal year, ZCA has made claims under this indemnity against St. Joe for anticipated environmental expenditures at three of its major operating facilities. These claims are the subject of ongoing discussions between St. Joe, ZCA and other potentially responsible parties, including parties who have given similar contractual indemnities to St. Joe.

St. Joe has initiated a proceeding against certain of its insurance carriers alleging that the investigative and remediation costs incurred by St. Joe in connection with its environmental proceedings are covered by insurance. This proceedings is in its early stages and no credit or offset for any such coverage has been taken into account by the company in establishing its reserves for future environmental costs. The company believes, based upon present information available to it, that its reserves in respect to future environmental costs are adequate, and that such future costs will not have a material effect on the company's consolidated financial condition, results of operations or liquidity. However, the imposition of more stringent requirements under environmental laws or regulations, new developments or changes regarding site cleanup costs or the allocation of such costs among potentially responsible parties, or a determination that the company is potentially responsible for the release of hazardous substances at sites other than those currently identified, could result in additional expenditures, or additional reserves in expectation of such expenditures.

Financial guarantees, made in the ordinary course of business on behalf of clients and others in certain limited circumstances, are entered into with financial institutions and other credit grantors and generally obligate the company to make payment in the event of a default by the borrower. Most arrangements require the borrower to pledge collateral in the form of property, plant and equipment which is deemed adequate to recover amounts the company might be required to pay. As of October 31, 1993, the company had extended financial guarantees on behalf of certain clients and other unrelated third parties totaling $126.3 million.


OPERATIONS BY BUSINESS SEGMENT AND GEOGRAPHIC AREA

The Engineering and Construction segment includes subsidiaries engaged in the design, engineering, procurement, construction, technical services and maintenance of facilities for industrial, hydrocarbon, process, government and power clients. Coal segment amounts include the operations of Massey Coal Company.

Identifiable assets are those tangible and intangible assets used in the operation of each of the business segments and geographic areas, except for discontinued operations in 1993 and 1992 which is net of related liabilities. Corporate assets are principally cash and cash equivalents, marketable securities and nontrade receivables.





OPERATIONS BY BUSINESS SEGMENT
                                                                   Revenues              Operating Profit

$ in millions                                      1993      1992      1991      1993      1992      1991

Engineering and Construction                   $7,133.6  $5,904.0  $5,813.5  $  220.6  $  190.7  $  166.2
Coal                                              716.6     696.7     758.5      70.7      80.2      60.7

Continuing Operations                          $7,850.2  $6,600.7  $6,572.0  $  291.3  $  270.9  $  226.9

                          Identifiable Assets          Capital Expenditures              and Amortization

$ in millions        1993      1992      1991      1993      1992      1991      1993      1992      1991

Engineering &
 Construction    $1,144.7  $1,018.6  $1,003.9  $   60.6  $   58.7  $   38.9  $   52.5  $   52.5  $   48.0
Coal                926.3     864.0     696.7     110.9     214.0      67.6      58.8      54.0      49.5
Corporate           345.1     344.3     393.3        --        --        --       0.5       0.5       0.7

Continuing
 Operations       2,416.1   2,226.9   2,093.9     171.5     272.7     106.5     111.8     107.0      98.2
Discontinued
 Operations         172.8     138.6     327.5        --      14.3      53.2        --      28.2      23.3

                 $2,588.9  $2,365.5  $2,421.4  $  171.5  $  287.0  $  159.7  $  111.8  $  135.2  $  121.5

OPERATIONS BY GEOGRAPHIC AREA

                                     Revenues              Operating Profit           Identifiable Assets

$ in millions        1993      1992      1991      1993      1992      1991      1993      1992      1991

United States    $5,628.1  $4,790.6  $5,102.7  $  224.5  $  221.6  $  177.3  $2,262.2  $2,097.8  $2,131.0
Canada              225.8     391.3     555.8       9.2      11.4      11.9      65.5      46.6      71.9
Middle East         434.5     317.8      76.1       2.1       4.5       4.6      32.7      41.9      43.1
Europe              994.2     714.9     495.2      15.6      21.1      21.8     127.6     112.7     105.5
Other               567.6     386.1     342.2      39.9      12.3      11.3     100.9      66.5      69.9

                 $7,850.2  $6,600.7  $6,572.0  $  291.3  $  270.9  $  226.9  $2,588.9  $2,365.5  $2,421.4

The following table reconciles business segment operating profit with the earnings from continuing operations before taxes.

$ in millions/Year ended October 31,                                             1993      1992      1991

Operating profit from continuing operations                                  $  291.3  $  270.9  $  226.9
Interest income (expense), net                                                    0.1      (0.2)     31.2
Corporate administrative and general expense                                    (43.7)    (39.3)    (57.0)
Reduction in accrued lease cost, net                                                -         -      19.6
Gain on sale of investment                                                          -         -      16.4
Other items, net                                                                 (5.5)    (16.0)     (8.7)

Earnings from continuing operations before taxes                             $  242.2  $  215.4  $  228.4




REPORTS OF MANAGEMENT AND INDEPENDENT AUDITORS


MANAGEMENT

The company is responsible for preparation of the accompanying consolidated balance sheet and the related consolidated statements of earnings, cash flows and shareholders' equity.
These statements have been prepared in conformity with generally accepted accounting principles and management believes that they present fairly the company's consolidated financial position and results of operations. The integrity of the information presented in the financial statements, including estimates and judgments relating to matters not concluded by fiscal year end, is the responsibility of management. To fulfill this responsibility, an internal control structure designed to protect the company's assets and properly record transactions and events as they occur has been developed, placed in operation and maintained. The internal control structure is supported by an extensive program of internal audits and is tested and evaluated by the independent auditors in connection with their annual audit. The Board of Directors pursues its responsibility for financial information through an Audit Committee of Directors who are not employees.
The internal auditors and the independent auditors have full and free access to the Committee. Periodically, the Committee meets with the independent auditors without management present to discuss the results of their audits, the adequacy of the internal control structure and the quality of financial reporting.



/s/ Leslie G. McCraw                 /s/ James O. Rollans
Leslie G. McCraw                     James O. Rollans
Chairman of the Board and            Senior Vice President and
Chief Executive Officer              Chief Financial Officer



INDEPENDENT AUDITORS

Board of Directors and Shareholders
Fluor Corporation

We have audited the accompanying consolidated balance sheet of Fluor Corporation as of October 31, 1993 and 1992, and the related consolidated statements of earnings, cash flows, and shareholders' equity for each of the three years in the period ended October 31, 1993. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Fluor Corporation at October 31, 1993 and 1992, and the consolidated results of its operations and its cash flows for each of the three years in the period ended
October 31, 1993, in conformity with generally accepted accounting principles.


                                     /s/ Ernst & Young


Orange County, California
December 6, 1993



QUARTERLY FINANCIAL DATA
(unaudited)


The following is a summary of the quarterly results of operations:

$ in thousands,
except per share  First      Second        Third      Fourth
amounts          Quarter     Quarter (a)  Quarter     Quarter

1993

Revenues      $1,806,939  $2,006,054   $1,844,112  $2,193,064
Gross margin      66,071      58,407       74,035      87,281
Earnings before
 taxes            56,881      46,553       64,935      73,831
Net earnings      35,681      41,953       40,835      48,331
Earnings per
 share        $     0.43  $     0.51   $     0.50  $     0.59

1992

Revenues      $1,560,835  $1,544,325   $1,662,748  $1,832,788
Gross margin      58,929      63,593       70,012      62,343
Earnings from
 continuing
 operations
 before taxes     50,888      56,294       62,186      45,982 (b)
Loss from
 discontinued
 operations,
 net              (3,386)     (3,170)      (2,482)    (87,528)
Cumulative
 effect of change
 in accounting
 principle, net  (32,866)         --           --          --
Net earnings
 (loss)           (4,040)     32,381       36,823     (59,346)
Earnings per share
 Continuing
  operations        0.39        0.44         0.48        0.35
 Discontinued
  operations       (0.04)      (0.04)       (0.03)      (1.08)
 Cumulative
  effect of
  change in
  accounting
  principle        (0.40)         --           --          --

 Net earnings
  (loss)      $    (0.05) $     0.40   $     0.45  $    (0.73)


(a) Second quarter 1993 earnings includes a reversal of income taxes no longer required of $12.6 million and an after tax charge of $9.2 million to recognize possible settlement of disputed obligations relating to pension funds associated with the company's coal segment.

(b) Fourth quarter 1992 earnings from continuing operations includes a pretax charge of $6.2 million related to the cancellation of a lease.


STOCKHOLDERS' REFERENCE

FORM 10-K

A copy of the Form 10-K, which is filed with the Securities and Exchange Commission, is available upon request.

Write to :  Vice President - Corporate Law, Fluor Corporation,
3333 Michelson Drive, Irvine, California 92730, (714) 975-2000.


REGISTRAR AND TRANSFER AGENT

Chemical Trust Company of California, 300 S. Grand Avenue,
Los Angeles CA 90071 and Chemical Bank, 450 W. 33rd Street, New
York, NY 10001. For change of address, lost dividends, or lost stock certificates, write or telephone: Chemical Bank, J.A.F.
Building, P.O. Box 3068, New York, NY 10116-3068,
Attn: Securityholder Relations (800) 356-2017


INDEPENDENT AUDITORS

Ernst & Young, 18400 Von Karman Avenue, Irvine, California
92715


ANNUAL STOCKHOLDERS' MEETING

Annual report and proxy statement are mailed in early February.
Fluor's annual meeting of stockholders will be held at 9:00
a.m. on March 8, 1994 at the Hyatt Regency Irvine, 17900
Jamboree Boulevard, Irvine, California.


STOCK TRADING

Fluor's stock is traded on the New York, Chicago, Pacific, Amsterdam, London and Swiss Stock Exchanges. Common stock domestic trading symbol: FLR.


COMPANY CONTACTS

Stockholders may call collect.
Stockholder information:  Lawrence N. Fisher  (714)975-6961
Investor Relations:  Lila J. Churney  (714) 975-3909


COMMON STOCK INFORMATION

At December 31, 1993, there were 82,105,564 shares outstanding and approximately 15,600 stockholders of record of Fluor's common stock.

The following table sets forth for the periods indicated the cash dividends paid per share of common stock and the high and low sales prices of such common stock as reported in the Consolidated Transactions Reporting System.


COMMON STOCK AND DIVIDEND INFORMATION

                           Dividends         Price Range
                           Per Share       High        Low

FISCAL 1993

First Quarter             $     0.12   $  46 7/8   $  39 1/2
Second Quarter                  0.12      46          38
Third Quarter                   0.12      43 7/8      38 1/8
Fourth Quarter                  0.12      46 1/8      38 3/8
                          $     0.48

FISCAL 1992

First Quarter             $     0.10   $  48 1/8   $  35 1/4
Second Quarter                  0.10      46 1/8      36 7/8
Third Quarter                   0.10      44 7/8      36 5/8
Fourth Quarter                  0.10      47 1/4      37 7/8
                          $     0.40


HISTORY OF STOCK DIVIDENDS AND
SPLITS SINCE GOING PUBLIC IN 1950

08/23/57                   20% Stock Dividend
12/15/61                   5% Stock Dividend
03/11/63                   5% Stock Dividend
03/09/64                   5% Stock Dividend
03/08/65                   5% Stock Dividend
02/14/66                   5% Stock Dividend
03/24/66                   2 for 1 Stock Split
03/27/67                   5% Stock Dividend
02/09/68                   5% Stock Dividend
03/22/68                   2 for 1 Stock Split
05/16/69                   5% Stock Dividend
03/06/70                   5% Stock Dividend
03/05/71                   5% Stock Dividend
03/10/72                   5% Stock Dividend
03/12/73                   5% Stock Dividend
03/11/74                   3 for 2 Stock Split
08/13/79                   3 for 2 Stock Split
07/18/80                   2 for 1 Stock Split




