Form 10-K, Exhibit 13
period 1994-10-31
FLUOR CORP/DE/
filed 1995-01-30
CIK 37748

                                                        EXHIBIT 13

SELECTED FINANCIAL DATA

In millions, except per share amounts      1994       1993       1992 1991       1990       1989       1988
CONSOLIDATED OPERATING RESULTS
Revenues                              $ 8,485.3  $ 7,850.2  $ 6,600.7  $6,572.0  $ 7,248.9  $ 6,127.2  $ 5,008.9
Earnings from continuing operations
  before taxes                            303.3      242.2      215.4     228.4      153.6      135.6       62.0
Earnings from continuing operations,
  net                                     192.4      166.8      135.3     153.1      119.4       84.1       38.6
Earnings (loss) from discontinued
  operations, net                             _          _      (96.6)     11.0       35.2       28.6       21.6
Cumulative effect of change
  in accounting principle, net                _          _      (32.9)        _          _          _          _
Net earnings                              192.4      166.8        5.8     164.1      154.6      112.7       60.2
Earnings per share
  Continuing operations                    2.32       2.03       1.65      1.87       1.47       1.04       0.48
Discontinued operations                       _          _      (1.18)     0.14       0.43       0.36       0.27
  Cumulative effect of change
    in accounting principle                   _          _      (0.40)        _          _          _          _
Net earnings per share                $    2.32  $    2.03   $   0.07  $    2.01  $    1.90  $    1.40  $    0.75
Return on average shareholders'
  equity                                   17.1%      17.4%       0.6%      20.2%      23.3%      21.5%      14.2%
Cash dividends per common share       $    0.52  $    0.48  $    0.40  $    0.32  $    0.24  $    0.14  $    0.02

CONSOLIDATED FINANCIAL POSITION
Current assets                        $ 1,258.4  $ 1,309.1  $ 1,138.6  $ 1,159.5  $ 1,222.8  $ 1,036.4  $ 1,001.0
Current liabilities                     1,021.3      930.9      845.4      848.2      984.0      797.7      786.1

Working capital                           237.1      378.2      293.2      311.3      238.8      238.7      214.9
Property, plant and equipment, net      1,274.4    1,100.9    1,046.9    1,092.7      925.3      775.3      729.8
Total assets                            2,824.8    2,588.9    2,365.5    2,421.4    2,475.8    2,154.3    2,075.7
Capitalization
  Long-term debt                           24.4       59.6       61.3       75.7       57.6       62.5       95.0
  Shareholders' equity                  1,220.5    1,044.1      880.8      900.6      741.3      589.9      467.1

Total capitalization                  $ 1,244.9  $ 1,103.7  $   942.1  $   976.3  $   798.9  $   652.4  $   562.1
Percent of total capitalization
  Long-term debt                            2.0%       5.4%       6.5%       7.8%       7.2%       9.6%      16.9%
  Shareholders' equity                     98.0%      94.6%      93.5%      92.2%      92.8%      90.4%      83.1%
Shareholders' equity per common
  share                               $   14.79  $   12.72  $   10.81  $   11.10  $    9.22  $    7.39  $    5.91
Common shares outstanding at
  October 31                               82.5       82.1       81.5       81.1       80.4       79.8       79.1

OTHER DATA
New awards                            $ 8,071.5  $ 8,000.9  $10,867.7  $ 8,531.6  $ 7,632.3  $ 7,135.3  $ 5,955.2
Backlog at year end                    14,021.9   14,753.5   14,706.0   11,181.3    9,557.8    8,360.9    6,658.6
Capital expenditures                      301.3      171.5      287.0      159.7      155.7      139.2       86.3
Cash provided by operating activities $   459.4  $   188.0  $   306.1  $   219.0  $   353.1  $   265.1  $    17.7

<F1> See Management's Discussion and Analysis on pages 25 to 27, Consolidated
Statement of Earnings on page 30, Notes to Consolidated Financial Statements on pages 33 to 43 and Quarterly Financial Data on page 45 for information relating to significant items affecting the results of operations.

<F2> The quarterly dividend was increased from $.02 per share to $.04 per share in the second quarter of 1989, to $.06 per share in the first quarter of 1990, to $.08 per share in the first quarter of 1991, to $.10 per share in the first quarter of 1992, to $.12 per share in the first quarter of 1993, to $.13 per share in the first quarter of 1994 and to $.15 per share in the first quarter of 1995.

MANAGEMENT'S DISCUSSION AND ANALYSIS

The following discussion and analysis is provided to increase understanding of, and should be read in conjunction with, the consolidated financial statements and accompanying notes.

RESULTS OF OPERATIONS
Earnings from continuing operations were $192 million in 1994, compared with $167 million in 1993 and $135 million in 1992. The related earnings per share were $2.32 in 1994, compared with $2.03 in 1993 and $1.65 in 1992. Earnings from continuing operations in 1993 included a nonrecurring after-tax charge of $6.1 million related to the settlement of a dispute with the pension and benefits funds of the United Mine Workers of America/Bituminous Coal Operators of America. This charge was more than offset by the 1993 reversal of $12.6 million of income tax liabilities no longer required due to the favorable conclusion of a federal income tax audit in the second quarter of 1993 for the years 1984 through 1986. This reduction in liabilities did not affect the company's cash flow.

ENGINEERING AND CONSTRUCTION
Total new awards were $8.1 billion in 1994, compared with $8.0 billion in 1993 and $10.9 billion in 1992. Consistent with the company's long-term goal of broad geographic diversity, 61 percent of 1994 new awards came from projects located outside the United States, compared with 54 percent in 1993 and 32 percent in 1992. The following table sets forth new awards for each of the company's business groups:

$ in millions
Year ended October 31,                 1994           1993           1992
Process                             $ 4,432   55%  $ 5,439   68%  $ 5,053   46%
Industrial                            2,948   37     1,828   23     2,517   23
Power/Government                        516    6       527    6     3,000   28
Diversified Services                    176    2       207    3       298    3

Total new awards                    $ 8,072  100%  $ 8,001  100%  $10,868  100%

U.S.                                $ 3,165   39%  $ 3,686   46%  $ 7,348   68%
Outside U.S.                          4,907   61     4,315   54     3,520   32

Total new awards                    $ 8,072  100%  $ 8,001  100%  $10,868  100%


The company's future award prospects include several large-scale international projects. The large size and uncertain timing of these projects can create variability in the company's award pattern, consequently, future award trends are difficult to predict with certainty.

Backlog at October 31, 1994, 1993 and 1992 was $14.0 billion, $14.8 billion and $14.7 billion, respectively. In addition to the increased percentage of 1994 new awards for projects located outside the United States, work performed on existing contracts during 1994 was largely (79%) attributable to projects located in the United States, consequently, the amount of backlog for projects located outside the United States increased to 51 percent of total backlog at October 31, 1994, compared with 39 percent at October 31, 1993.

Recent growth in the Process group's backlog reflects the award of three major projects. The Industrial group has maintained a 25 percent share of backlog, most recently due to significant activity in mining and metals, along with recent growth in the demand for consumer products, particularly in developing countries. The decline in the last two years in the Power/Government group reflects a major slowdown in the award and funding of new U.S. government programs and the continued low demand for power generation projects in the U.S.

Backlog has been adjusted to reflect project cancellations, deferrals, and revised project scope and cost, both upwards and downwards. The net reductions in backlog from project adjustments and cancellations for the year ended October 31, 1994 was $1,130 million, compared with $844 million and $1,454 million for the years ended October 31, 1993 and 1992, respectively.

Engineering and Construction operating profits increased 17 percent to $259 million in 1994, compared with $221 million in 1993 and $191 million in 1992 due primarily to increases in margins and volume of work performed. Margins are affected by competitive market conditions and the mix of engineering and construction projects. The company continues to focus on improving operating margins by lowering the cost of delivering services. Recent increases in margins reflect returns attributable to large complex international projects and fixed-price contracts.

COAL
Revenues and operating profit from Coal operations in 1994 were $768 million and $95 million, respectively, compared with $717 million and $71 million in 1993. Revenues and operating profit in 1992 were $697 million and $80 million.

The following table sets forth produced and purchased coal revenues:

$ in millions
Year ended October 31,                        1994        1993       1992
Produced coal                                $ 725       $ 638      $ 549
Purchased coal                                  43          79        148
                                             $ 768       $ 717      $ 697

The increase in produced coal revenues in 1994 compared with 1993 is due primarily to a 12 percent increase in sales volume together with a slight increase in sales price. Sales volume of produced coal is up due to a strong demand for metallurgical coal by the steel industry resulting from continued economic growth in the United States. Sales of purchased coal declined as the result of a planned shift to produced coal, which carries a higher profit margin. Although produced coal sales prices showed slight improvement in 1994 compared with 1993, they were offset by slightly higher costs associated with the start-up of production facilities and the development of new reserves. Operating profit increased 18 percent in 1994 compared with 1993, excluding the 1993 nonrecurring pretax charge of $10 million to settle the dispute with the pension and benefit funds of the United Mine Workers of America/Bituminous Coal Operators of America. Operating profit increased 12 percent due to increased gross margin from higher produced coal sales volume and 6 percent primarily from a gain on the sale of excess land.

The increase in produced coal revenues in 1993 compared with 1992 is due primarily to increased sales volume offset by a modest decline in sales price. Sales of purchased coal declined as the result of the planned shift towards an increased proportion of produced coal. Operating profit declined in 1993 compared with 1992 primarily as the result of the previously mentioned nonrecurring $10 million pretax settlement charge in 1993 despite a 5 percent increase in gross margin associated with the higher sales volume of produced coal.

OTHER
Net interest income increased in 1994 compared with 1993 due to an increase in interest income and a decrease in interest expense. Interest income increased due to higher average investable funds and interest rates, whereas the lower interest expense was attributable to reduced amounts of debt. Net interest income improved slightly in 1993 compared with 1992 due largely to long-term debt repayments during 1993 and 1992 of approximately $46 million and $18 million, respectively. The resultant decrease in 1993 interest expense was offset by lower interest income due to lower interest rates and lower interest earning assets.

Corporate administrative and general expense increased in 1994 compared with 1993 due primarily to higher stock price and performance driven compensation plans expense partially offset by an increase in net periodic pension income. Corporate administrative and general expense increased in 1993 compared with 1992 due primarily to higher net periodic pension income in 1992.

The company has only minimal exposure to foreign currency fluctuations as it is generally able to negotiate neutral positions by matching the foreign currency revenues and costs in its engineering and construction activities. From time to time, the company enters into foreign exchange contracts to hedge specific foreign currency commitments. The company does not have substantial net assets or liabilities denominated in foreign currencies and, therefore, does not have significant risk to currency fluctuations. During 1994, the net translation adjustment represented a gain of $3.5 million in the cumulative translation component of shareholders' equity due to overall strengthening of the Dutch guilder and British pound against the U.S. dollar. In December 1994, the Mexican government announced a major devaluation to the peso. The company believes that its investment in ICA Fluor Daniel has not been permanently impaired by the devaluation as prospects remain for long-term engineering and construction work in Mexico.

The effective tax rate on earnings from continuing operations for 1994 is essentially unchanged as compared to 1993 and 1992, after excluding the reversal of $12.6 million of income tax liabilities in 1993.

As of October 31, 1994, the company retroactively adopted as of the beginning of the fiscal year Statement of Financial Accounting Standards No. 112, "Employers'Accounting for Postemployment Benefits" (SFAS No. 112). The statement requires accrual of the estimated cost of benefits provided by the employer to former or inactive employees after employment but before retirement. The adoption of SFAS No. 112 had no impact on results of operations or financial position.

In May 1993, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 115, "Accounting for Certain Investments in Debt and Equity Securities" (SFAS No. 115). The statement addresses the accounting and reporting for investments in equity securities that have readily determinable fair values and for all invest-ments in debt securities. Adoption of SFAS No. 115 is not required by the company until 1995. Based on the nature and composition of the company's current investment portfolios, the impact of implementation will not be material.

DISCONTINUED OPERATIONS
On April 7, 1994, the company completed the sale of its Lead business to an affiliate of a private investment company for consideration consisting of both cash and deferred payments. Proceeds included $52 million cash on the date of the closing and deferred amounts to be paid in installments over periods ranging from five to eight years. The company announced its decision to exit its Lead business in November 1992, and, as of October 31, 1992, the Lead business was classified as a discontinued operation and adjusted to estimated net realizable value. See Acquisitions and Dispositions in the Notes to Consolidated Financial Statements on page 35, for additional information.

The sale by the company of its Lead business included St. Joe Minerals Corporation ("St. Joe"), and its environmental liabilities for several different lead mining, smelting and other lead related environmental sites. As a condition of the St. Joe sale, however, the company retained responsibility for certain non-lead related environmental liabilities, but only to the extent that such liabilities are not covered by St. Joe's comprehensive general liability insurance.

In 1987, St. Joe sold its zinc mining and smelting division to Zinc Corporation of America ("ZCA"). As part of the sale agreement, St. Joe and the company agreed to indemnify ZCA in the event that certain environmental liabilities arise from three Zinc facilities (the "Zinc facilities"). During 1993, ZCA made claims under this indemnity as well as under the Comprehensive Environmental Response, Compensation and Liability Act ("CERCLA") against St. Joe. In 1994, ZCA filed suit against St. Joe and the company, among others, seeking compensation. In 1994, the company and St. Joe, among others, executed a settlement agreement with ZCA which, among other things, cancels the indemnity previously provided to ZCA and limits environmental expenditures at the Zinc Facilities for which St. Joe would be responsible to no more than approximately $10 million. This amount had been previously reserved by the company. Expenses incurred and payments made under the settlement agreement are expected to be made over a period of at least 5 years.

FINANCIAL POSITION AND LIQUIDITY
The increase in cash flows from operating activities in 1994 is due primarily to increased earnings, collection of accounts and project financing receivables and increases in certain short-term liabilities primarily related to project activity. Increases and decreases in working capital from year to year are affected by the mix, stage of completion and commercial terms of engineering and construction projects. The increase in cash utilized by investing activities in 1994 compared with 1993 is primarily attributable to increased capital expenditures and coal company acquisitions. During 1994, Massey Coal purchased three coal mining companies for consideration totaling $68 million, including cash of $38 million and the assumption of approximately $30 million of liabilities. In 1993 and 1992, consideration for the purchase of coal mining companies totaled $14 million and $77 million, respectively. The purchases included cash of $11 million and $64 million and the assumption of approximately $3 million and $13 million of liabilities in 1993 and 1992, respectively. Massey's capital expenditures and investments have been directed toward the acquisition of high-quality, low-sulfur coal to benefit from an expected increase in demand due to the Clean Air Act. Investing activity also includes the initial pretax proceeds from the sale of the Lead business which was completed in 1994. Cash utilized by financing activities consisted primarily of dividend payments and payments on short and long-term debt.

The long-term debt to capitalization ratio at October 31, 1994 was 2.0 percent, compared with 5.4 percent and 6.5 percent at October 31, 1993 and 1992, respectively. The 1994 ratio decreased due to the reclassification of a $34.7 million note from long-term to current based on management's decision to prepay the note in 1995 and the increase in shareholders' equity from earnings, net of dividends.

The company has on hand and access to sufficient sources of funds to meet its anticipated operating, expansion and capital needs. Significant short and long-term lines of credit are maintained with banks which, along with cash on hand and marketable securities, provide adequate operating liquidity. Additional liquidity is provided by the company's commercial paper program under which there was $20 million and $30 million, respectively, outstanding at October 31, 1994 and 1993.

Quarterly cash dividends of $.10 per share declared in December 1991 were raised to $.12 per share in December 1992, to $.13 per share in December 1993 and to $.15 per share in December 1994.

Although the company is affected by inflation and the cyclical nature of the industry, its Engineering and Construction operations are generally protected by the ability to recover cost increases through price escalation provisions in most contracts. Coal operations produce a commodity which is internationally traded at prices established by market factors outside the control of the company. However, commodity prices generally tend over the long term to correlate with inflationary trends and the company's substantial coal reserves provide a hedge against the long-term effects of inflation. Although the company has taken actions to reduce its dependence on external economic conditions, management is unable to predict with certainty the amount and mix of future business.

CONSOLIDATED BALANCE SHEET

$ in thousands
At October 31,                                      1994                1993
ASSETS
CURRENT ASSETS
Cash and cash equivalents                     $  374,468          $  214,844
Marketable securities                            117,618              97,335
Accounts and notes receivable                    318,672             392,577
Contract work in progress                        308,877             306,251
Inventories                                       52,703              32,834
Net assets of discontinued operations                  _             172,822
Deferred taxes                                    56,967              76,364
Other current assets                              29,158              15,997

Total current assets                           1,258,463           1,309,024


PROPERTY, PLANT AND EQUIPMENT
Land                                              59,779              58,867
Buildings and improvements                       313,512             304,566
Machinery and equipment                          763,992             643,818
Mining properties and mineral rights             561,574             499,459
Construction in progress                          89,725              35,875

                                               1,788,582           1,542,585
Less accumulated depreciation,
  depletion and amortization                     514,145             441,676

Net property, plant and equipment              1,274,437           1,100,909


OTHER ASSETS
Investments and goodwill, net of
  accumulated amortization of $45,956
  and $44,490, respectively                       71,596              52,383
Other                                            220,272             126,568

Total other assets                               291,868             178,951

                                              $2,824,768          $2,588,884



$ in thousands
At October 31,                                      1994                1993
LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES
Accounts payable                               $ 333,244           $ 289,721
Note payable to affiliate                              _              30,000
Commercial paper                                  19,957              30,053
Advance billings on contracts                    220,101             194,695
Accrued salaries, wages and
  benefit plan liabilities                       199,506             194,270
Other accrued liabilities                        210,511             190,447
Current portion of long-term debt                 38,001               1,687

Total current liabilities                      1,021,320             930,873

LONG-TERM DEBT DUE AFTER ONE YEAR                 24,366              59,637

NONCURRENT LIABILITIES
Deferred taxes                                    45,199              51,642
Other                                            513,427             502,610

Total noncurrent liabilities                     558,626             554,252

CONTINGENCIES AND COMMITMENTS

SHAREHOLDERS' EQUITY
Capital stock
  Preferred - authorized 20,000,000 shares
    without par value, none issued
  Common - authorized 150,000,000 shares
    of $.625 par value; issued and
    outstanding in 1994 - 82,507,568 shares
    and in 1993 - 82,093,207 shares               51,567              51,308
  Additional capital                             498,804             478,204
Retained earnings (since October 31, 1987)       684,249             534,678
Unamortized executive stock plan expense         (14,472)            (16,828)
Cumulative translation adjustment                   (308)             (3,240)

Total shareholders' equity                     1,220,456           1,044,122

                                              $2,824,768          $2,588,884

<F1> See Notes to Consolidated Financial Statements.

CONSOLIDATED STATEMENT OF EARNINGS

In thousands, except per share amounts
Year ended October 31,                        1994          1993          1992
REVENUES
Engineering and construction services   $7,717,542    $7,133,578    $5,903,975
Coal                                       767,725       716,591       696,721

Total revenues                           8,485,267     7,850,169     6,600,696

COST OF REVENUES
Engineering and construction services    7,466,274     6,918,464     5,729,148
Coal                                       672,527       645,911       616,671

Total cost of revenues                   8,138,801     7,564,375     6,345,819

OTHER (INCOME) AND EXPENSE
Corporate administrative and general
  expense                                   47,855        43,682        39,270
Interest expense                            16,861        19,982        23,580
Interest income                            (21,549)      (20,070)      (23,323)

Total cost and expenses                  8,181,968     7,607,969     6,385,346

EARNINGS FROM CONTINUING OPERATIONS
  BEFORE TAXES                             303,299       242,200       215,350

INCOME TAX EXPENSE                         110,900        75,400        80,100

EARNINGS FROM CONTINUING OPERATIONS        192,399       166,800       135,250

LOSS FROM DISCONTINUED OPERATIONS, NET           _             _       (96,566)

EARNINGS BEFORE CHANGE IN
  ACCOUNTING PRINCIPLE                     192,399       166,800        38,684
CUMULATIVE EFFECT OF CHANGE
  IN ACCOUNTING PRINCIPLE, NET                   _             _       (32,866)

NET EARNINGS                            $  192,399    $  166,800    $    5,818

EARNINGS PER SHARE
  Continuing operations                 $     2.32    $     2.03    $     1.65
  Discontinued operations                        _             _         (1.18)
  Cumulative effect of change in
    accounting principle                         _             _         (0.40)

NET EARNINGS PER SHARE                  $     2.32    $     2.03    $     0.07

SHARES USED TO CALCULATE
  EARNINGS PER SHARE                        82,796        82,282        81,558

<F1> See Notes to Consolidated Financial Statements.

CONSOLIDATED STATEMENT OF CASH FLOWS

$ in thousands
Year ended October 31,                        1994          1993          1992
CASH FLOWS FROM OPERATING ACTIVITIES
Net earnings                             $ 192,399     $ 166,800     $   5,818
Adjustments to reconcile net earnings
  to cash provided by operating
  activities:
    Depreciation, depletion and
      amortization                         114,258       111,793       135,259
    Discontinued operations                 (4,287)      (34,184)      127,275
    Change in accounting principle               _             _        53,008
    Deferred taxes                           2,801        (6,082)      (55,674)
    Changes in operating assets and
      liabilities                          141,723       (61,430)       38,436
    Other, net                              12,482        11,150         2,011

  Cash provided by operating activities    459,376       188,047       306,133

CASH FLOWS FROM INVESTING ACTIVITIES
  Capital expenditures                    (236,623)     (158,822)     (223,199)
  Payments for purchase of coal
    companies                              (38,164)      (10,700)      (63,937)
  Sale (purchase) of marketable
    securities, net                        (20,283)       50,249        38,458
  Initial pretax cash proceeds from
    sale of discontinued operations         51,869             _             _
  Investments                               (4,193)      (20,081)            _
  Proceeds from sale of property,
    plant and equipment                     18,271         9,841        11,493
  Other, net                                (2,468)       15,808        (1,169)

  Cash utilized by investing activities   (226,655)     (113,705)     (238,354)

CASH FLOWS FROM FINANCING ACTIVITIES
  Increase (decrease) in note payable
    to affiliate                           (30,000)       30,000             _
  Payments on long-term debt                (1,994)      (45,689)      (17,969)
  Increase (decrease) in short-term
    borrowings                             (10,096)           96            29
  Cash dividends paid                      (42,828)      (39,340)      (32,486)
  Stock options exercised                   11,946         8,709         2,540
  Other, net                                  (125)       (8,620)       (8,569)

  Cash utilized by financing activities    (73,097)      (54,844)      (56,455)

Increase in cash and cash equivalents      159,624        19,498        11,324
Cash and cash equivalents at beginning
  of year                                  214,844       195,346       184,022

Cash and cash equivalents at end of year $ 374,468     $ 214,844     $ 195,346

<F1> See Notes to Consolidated Financial Statements.

                                          CONSOLIDATED STATEMENT OF SHAREHOLDERS' EQUITY
                                              In thousands, except per share amounts
                                            Year ended October 31, 1992, 1993 and 1994



                                  Common Stock                                Unamortized   Cumulative
                                ----------------    Additional   Retained     Stock Plan    Translation
                                 Shares   Amount     Capital     Earnings      Expense      Adjustment     Total
                                 ------  -------    ----------   --------     -----------  -----------  ----------
BALANCE AT OCTOBER 31, 1991      81,112  $50,695    $ 424,616    $ 433,886     $ (10,797)     $ 2,245   $  900,645
Net earnings                                                         5,818                                   5,818
Cash dividends ($.40 per share)                                    (32,486)                                (32,486)
Exercise of stock options, net      346      217        5,996                                                6,213
Stock option tax benefit                                4,024                                                4,024
Amortization of executive stock
  plan expense                                                                     1,425                     1,425
Issuance of restricted stock, net   122       76        5,093                     (5,238)                      (69)
Common stock repurchase            (100)     (63)      (3,666)                                              (3,729)
Translation adjustment (net of
  deferred taxes of $535)                                                                      (1,039)      (1,039)

BALANCE AT OCTOBER 31, 1992      81,480   50,925      436,063      407,218       (14,610)       1,206      880,802

Net earnings                                                       166,800                                 166,800
Cash dividends ($.48 per share)                                    (39,340)                                (39,340)
Exercise of stock options, net      520      326        8,383                                                8,709
Stock option tax benefit                                5,839                                                5,839
Amortization of executive stock
  plan expense                                                                     1,889                     1,889
Issuance of restricted stock, net    93       57        3,858                     (4,107)                     (192)
Tax benefit from reduction of
  valuation allowance for
  deferred tax assets                                  24,061                                               24,061
Translation adjustment (net of
  deferred taxes of $2,694)                                                                    (4,446)      (4,446)

BALANCE AT OCTOBER 31, 1993      82,093   51,308      478,204      534,678       (16,828)      (3,240)   1,044,122

Net earnings                                                       192,399                                 192,399
Cash dividends ($.52 per share)                                   (42,828)                                 (42,828)
Exercise of stock options, net      396      248       11,698                                               11,946
Stock option tax benefit                                4,046                                                4,046
Amortization of executive stock
  plan expense                                                                     3,837                     3,837
Issuance of restricted stock, net    19       11        1,128                     (1,481)                     (342)
Tax benefit from reduction of
  valuation allowance for
  deferred tax assets                                   3,728                                               3,728
Translation adjustment (net of
  deferred taxes of $2,268)                                                                    3,548        3,548

BALANCE AT OCTOBER 31, 1994      82,508  $51,567    $ 498,804    $ 684,249    $ (14,472)     $   308   $1,220,456

<F1> See Notes to Consolidated Financial Statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

MAJOR ACCOUNTING POLICIES

PRINCIPLES OF CONSOLIDATION

The financial statements include the accounts of the company and its subsidiaries. The equity method of accounting is used for investment ownership ranging from 20 percent to 50 percent. Investment ownership of less than 20 percent is accounted for on the cost method. All significant intercompany transactions of consolidated subsidiaries are eliminated. Certain 1993 and 1992 amounts have been reclassified to conform with the 1994 presentation. In November 1992, the company announced its decision to exit its Lead business and on April 7, 1994 a sale was completed. The assets and liabilities of the Lead business for periods prior to the sale are shown as net assets of discontinued operations.

ENGINEERING AND CONSTRUCTION CONTRACTS

The company recognizes engineering and construction contract revenues using the percentage-of-completion method, based primarily on contract costs incurred to date compared with total estimated contract costs. Customer furnished materials, labor and equipment and in certain cases subcontractor materials, labor and equipment are included in revenue and cost of revenue when management believes that the company is responsible for the ultimate acceptability of the project. Contracts are segmented between types of services, such as engineering and construction, and accordingly, gross margin related to each activity is recognized as those separate services are rendered. Changes to total estimated contract costs or losses, if any, are recognized in the period they are determined. Revenues recognized in excess of amounts billed are classified as current assets under contract work in progress. Amounts received from clients in excess of revenues recognized to date are classified as current liabilities under advance billings on contracts. The company anticipates that substantially all incurred costs associated with contract work in progress at October 31, 1994 will be billed and collected in 1995.

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

EXPLORATION, DEVELOPMENT AND RECLAMATION

Coal exploration costs are expensed as incurred. Development and acquisition costs of coal properties, when expected to be significant, are capitalized in mining properties and depleted. The company accrues for post-mining reclamation costs as coal is mined. Reclamation of disturbed acreage is performed as a normal part of the mining process.

INCOME TAXES

Deferred tax assets and liabilities are recognized for the expected future tax consequences of events that have been recognized in the company's financial statements or tax returns.

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

INVENTORIES
Coal inventories are stated at the lower of cost, using the last-in, first-out
(LIFO) method, or net realizable value. Supplies and other are valued on the average cost method. Inventories comprise:

$ in thousands
At October 31,                                     1994                 1993
Coal                                           $ 24,289             $ 15,375
Supplies and other                               28,414               17,459

                                               $ 52,703             $ 32,834

FOREIGN CURRENCY
The company enters into forward exchange contracts to hedge foreign currency transactions, and not to engage in currency speculation. The company's forward exchange contracts do not subject the company to risk from exchange rate movements because gains and losses on such contracts offset losses and gains, respectively, on the assets, liabilities or transactions being hedged. At October 31, 1994, the company had $75.5 million of foreign exchange contracts outstanding relating to foreign currency denominated long-term debt and interest, lease commitments and contract obligations. The forward exchange contracts generally require the company to exchange U.S. dollars for foreign currencies at maturity, at rates agreed to at inception of the contracts. If the counterparties to the exchange contracts (AA rated international banks) do not fulfill their obligations to deliver the contracted currencies, the company could be at risk for any currency related fluctuations. The company limits exposure to foreign currency fluctuations in most of its engineering and construction contracts through provisions that require client payments in U.S. dollars or other currencies corresponding to the currency in which costs are incurred. As a result, the company generally has had no need to hedge foreign currency cash flows for contract work performed. The functional currency of all significant foreign operations is the local currency.

CONCENTRATIONS OF CREDIT RISK
The company provides a variety of financing arrangements for its Engineering and Construction clients. The majority of accounts receivable and all contract work in progress are from Engineering and Construction clients in various industries and locations throughout the world. Most contracts require payments as the projects progress or in certain cases advance payments. Accounts and notes receivable at October 31, 1994 and 1993 include $5.2 million and $47.5 million, respectively, in notes receivable related to engineering and construction contracts. The company generally does not require collateral but, in most cases can place liens against the property, plant or equipment constructed if a default occurs. Accounts receivable from customers of the company's Coal operations are primarily concentrated in the steel and utility industries. The company maintains adequate reserves for potential credit losses and such losses have been minimal and within management's estimates.

CONSOLIDATED STATEMENT OF CASH FLOWS
The company invests in short-term, highly liquid investment grade securities which are usually sold before their maturity. Securities with maturities of ninety days or less at the date of purchase are classified as cash equivalents. Securities with maturities beyond ninety days are classified as marketable securities and are carried at cost which approximates market. Due to the high dollar volume and turnover of these securities, the related cash flows are reported on a net basis. The changes in operating assets and liabilities as shown in the Consolidated Statement of Cash Flows comprise:

$ in thousands
Year ended October 31,                   1994            1993             1992
Decrease (increase) in:
  Accounts and notes receivable      $ 73,905        $(80,223)        $ 50,758
  Contract work in progress            (2,626)        (87,143)          37,456
  Inventories                         (18,042)         (1,529)          (5,549)
  Other current assets                 (8,493)          8,136           (1,241)
Increase (decrease) in:
  Accounts payable                     43,523          90,720          (58,310)
  Advance billings on contracts        25,406          20,286           18,783
  Accrued liabilities                  28,050         (11,677)          29,275
  Other noncurrent liabilities              _               _          (32,736)

Changes in operating assets and
  liabilities                        $141,723        $(61,430)        $ 38,436

Cash paid during the year for:
  Interest expense                   $ 12,830        $ 20,152         $ 18,650
  Income tax payments, net           $ 81,306        $ 89,469         $ 53,713


ACQUISITIONS AND DISPOSITIONS

On April 7, 1994, the company completed the sale of its Lead business to an affiliate of a private investment company for consideration consisting of both cash and deferred payments. Proceeds included $52 million cash on the date of the closing and deferred amounts to be paid in installments over periods ranging from five to eight years. The company announced its decision to exit its Lead business in November 1992, and, as of October 31, 1992, the Lead business was classified as a discontinued operation and adjusted to estimated net realizable value, including $10 million of estimated pretax operating losses through the date of disposal.

Due to extended depressed lead prices in the international commodity markets, losses during the holding period were in excess of the company's November 1992 estimates. Actual holding period losses incurred aggregated $51 million pretax from November 1992 to the date of sale. The amount by which the actual operating loss exceeded the original estimate was offset by reductions in other estimated costs, such as disposition and environmental expenses. As a result, the closing of the sale had no impact on the company's earnings beyond what was originally recognized in 1992.

Revenues from the Lead business were $121 million and $143 million for the years ended October 31, 1993 and 1992, respectively, and $71 million for the five month period through the date of sale in 1994. Discontinued operations in the accompanying Consolidated Statement of Earnings for the year ended October 31, 1992 contained a loss from operations of $17.6 million (net of income tax benefit of $10.8 million) and estimated loss from disposal of $78.9 million (net of income tax benefit of $48.4 million).

During 1994, Massey Coal purchased three coal mining companies for consideration totaling $68 million, consisting of $38 million of cash and the assumption of approximately $30 million of liabilities. Assets included $65 million of property, plant and equipment and mining property and mineral rights and $3 million of working capital and other assets. Massey Coal purchased a coal mining company in 1993, for consideration totaling $14 million, consisting of $11 million of cash and the assumption of approximately $3 million of liabilities. Assets included $13 million of property, plant and equipment and mining property and mineral rights and $1 million of working capital and other assets. In 1992, consideration for the purchase of two coal mining companies totaled $77 million, consisting of $64 million of cash and the assumption of approximately $13 million of liabilities. Assets included $64 million of property, plant and equipment and mining property and mineral rights and $13 million of working capital and other assets.

From time to time the company enters into joint venture arrangements with other engineering and construction firms. During 1994, the company invested approximately $4 million in joint venture arrangements, the majority of which related to the acquisition of a minority interest in Prochem S.A., one of Poland's largest engineering and construction companies. In 1993, the company formed an exclusive association with ICA Industrial of Mexico, and acquired a 49 percent interest in that entity, now known as ICA Fluor Daniel. In 1992, the company entered into a joint venture agreement with the Jaakko Poyry Group of Finland. The company invested approximately $20 million in these two ventures in 1993.

INCOME TAXES
The income tax expense (benefit) included in the Consolidated Statement of Earnings is as follows:

$ in thousands
Year ended October 31,             1994              1993              1992
Current:
  Federal                      $ 58,420          $ 58,489          $ 23,716
  Foreign                        37,151            23,490            20,476
  State and local                12,528            12,124            12,280

Total current                   108,099            94,103            56,472

Tax liability reversal                _           (12,621)                _

Deferred:
  Federal                        (2,145)           (1,634)          (54,818)
  Foreign                         4,673            (3,939)            6,773
  State and local                   273              (509)           (7,629)

Total deferred                    2,801            (6,082)          (55,674)

Total income tax expense       $110,900          $ 75,400          $    798


The income tax expense (benefit) applicable to continuing operations, discontinued operations and the cumulative effect of change in accounting principle is as follows:

$ in thousands
Year ended October 31,             1994              1993              1992
Provision for continuing
  operations:
    Current                   $ 133,870         $ 110,917          $ 64,920
    Tax liability reversal            _           (12,621)                _
    Deferred                    (22,970)          (22,896)           15,180

Total provision for
  continuing operations         110,900            75,400            80,100

Provision for discontinued
  operations:
    Current                     (25,771)          (16,814)           (8,448)
    Deferred                     25,771            16,814           (50,712)

Total provision for
  discontinued operations             _                 _           (59,160)

Provision for cumulative
  effect of change in
  accounting principle:
    Deferred                          _                 _           (20,142)

Total income tax expense      $ 110,900         $  75,400          $    798


A reconciliation of U.S. statutory federal income tax to the income tax expense on the earnings from continuing operations is as follows:

$ in thousands
Year ended October 31,             1994              1993              1992
U.S. statutory federal
  income tax expense          $ 106,155          $ 84,358          $ 73,219
Increases (decreases)
  in taxes resulting from:
    State and local income
      taxes                       8,498             5,205             8,487
    Effect of non-U.S.
      tax rates                   7,412             6,173             5,959
    Items without tax
      effect, net                 5,002             2,137             3,741
    Depletion                    (9,560)           (5,256)           (7,488)
    Tax liability reversal            _           (12,621)                _
    Other, net                   (6,607)           (4,596)           (3,818)

Total income tax expense -
  continuing operations       $ 110,900          $ 75,400          $ 80,100


Deferred taxes reflect the tax effects of differences between the amounts recorded as assets and liabilities for financial reporting purposes and the amounts recorded for income tax purposes. The tax effects of significant temporary differences giving rise to deferred tax assets and liabilities are as follows:

$ in thousands
At October 31,                                       1994             1993
Deferred tax assets:
  Accrued liabilities not currently
    deductible                                  $ 169,899        $ 169,248
  Expected tax benefits on disposition
    of Lead business                                    _           25,771
  Tax basis of building in excess of
    book basis                                     24,260           25,980
  Other                                            52,272           57,916

  Total deferred tax assets                       246,431          278,915
  Valuation allowance for deferred
    tax assets                                    (51,724)         (55,452)

Deferred tax assets, net                          194,707          223,463

Deferred tax liabilities:
  Coal mining property book basis
    in excess of tax basis                        (95,818)         (98,516)
  Tax on unremitted non-U.S. earnings             (28,685)         (36,324)
  Other                                           (58,436)         (63,901)

  Total deferred tax liabilities                 (182,939)        (198,741)

Net deferred tax assets                         $  11,768        $  24,722


The company established a valuation allowance to reduce certain deferred tax assets to amounts that are more likely than not to be realized. Substantially all of this allowance relates to deferred tax assets existing at the date of the company's 1987 quasi reorganization. Reductions in the valuation allowance relating to these 1987 deferred tax assets are credited to additional capital. In 1994 and 1993, reductions in the valuation allowance resulted in an increase to additional capital of $3.7 million and $24.1 million, respectively.

Residual income taxes of approximately $12 million have not been provided on approximately $30 million of undistributed earnings of certain foreign subsidiaries at October 31, 1994, because the company intends to keep those earnings reinvested indefinitely.

United States and foreign earnings from continuing operations before taxes are as follows:

$ in thousands
Year ended October 31,             1994             1993              1992
United States                 $ 196,397        $ 175,835         $ 145,825
Foreign                         106,902           66,365            69,525

Total                         $ 303,299        $ 242,200         $ 215,350


Net earnings for 1993 include $12.6 million related to the favorable conclusion of a federal income tax audit for the years 1984 through 1986. As a result of the conclusion of that audit, $12.6 million in income tax liabilities were no longer deemed necessary and were reversed.

The Internal Revenue Service is currently examining the company's returns for fiscal years 1987 through 1989. Management does not expect the resolution of any tax issues raised by the IRS for these years or subsequent periods to have a material adverse effect on the company's consolidated financial position or results of operations.

RETIREMENT BENEFITS

The company sponsors contributory and non-contributory defined contribution retirement and defined benefit pension plans for eligible employees. Contributions to defined contribution retirement plans are based on a percentage of the employee's compensation. Expense recognized for these plans of $67 million in both 1994 and 1993, and $65 million in 1992 is primarily related to domestic engineering and construction operations. Contributions to defined benefit pension plans are generally at the minimum annual amount required by applicable regulations. Payments to retired employees under these plans are generally based upon length of service and/or a percentage of qualifying compensation. The defined benefit plans are primarily related to international engineering and construction operations, U.S. craft employees and coal operations. Net periodic pension income for continuing operations defined benefit pension plans includes the following components:

$ in thousands
Year ended October 31,             1994               1993              1992
Service costs incurred
  during the period            $ 14,310           $ 11,528          $ 12,439
Interest cost on projected
  benefit obligation             20,275             18,494            17,556
Income and gains on assets
  invested                       (7,907)           (74,228)          (24,282)
Net amortization and deferral   (34,255)            39,295           (12,477)

Net periodic pension income    $ (7,577)          $ (4,911)         $ (6,764)


The following assumptions were used in the determination of net periodic cost:

Year ended October 31,             1994               1993              1992
Discount rates                  7.0-8.0%           8.5-9.5%          8.5-9.5%
Rates of increase in
  compensation levels           3.5-5.0            5.0-6.0           5.0-6.0
Expected long-term rates
  of return on assets          6.0-10.0%          7.5-10.0%         7.5-10.0%


In recognition of the current interest rate environment, as of October 31, 1994 the company adjusted the discount rates used in the determination of its benefit obligations to 7.75-9.25 percent, the expected long-term rates of return to 6.75-10.25 percent and the rates of salary increases to 4.0-6.25 percent.

The following table sets forth the funded status of the defined benefit plans:

$ in thousands
At October 31,                                            1994            1993
Actuarial present value of benefit obligations:
  Vested benefit obligation                          $ 212,011       $ 211,182
  Nonvested benefit obligation                          10,433          10,774

Accumulated benefit obligation                       $ 222,444       $ 221,956

Plan assets at fair values (primarily listed
  stocks and bonds)                                  $ 392,129       $ 373,421
Projected benefit obligation                          (263,038)       (256,709)

Plan assets in excess of projected benefit
  obligation                                           129,091         116,712
Unrecognized net gain                                  (13,682)        (14,048)
Unrecognized net asset at implementation               (20,640)        (20,723)

Pension asset recognized in the Consolidated
  Balance Sheet                                      $  94,769       $  81,941

<F1> Amounts shown above at October 31, 1994 and 1993 exclude the projected benefit obligation of $109 million and $166 million, respectively, and associated plan assets relating to discontinued operations.

Massey Coal Company (Massey) participates in multiemployer defined benefit pension plans for its union employees. Pension expense related to these plans approximated $.5 million in each of the years ended October 31, 1994, 1993 and 1992. Under the Coal Industry Retiree Health Benefits Act of 1992, Massey is required to fund medical and death benefits of certain beneficiaries. Massey's obligation under the Act is estimated to aggregate $52 million at October 31, 1994, which will be recognized as expense as payments are assessed. For the years ended October 31, 1994 and 1993 the expense recorded for such benefits approximated $4 million.

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

The accumulated postretirement benefit obligation at October 31, 1994 and 1993 was determined in accordance with the current terms of the company's health care plans, together with relevant actuarial assumptions and health care cost trend rates projected at annual rates ranging from 11.3 percent in 1995 down to 5 percent in 2004 and beyond. The effect of a one percent annual increase in these assumed cost trend rates would increase the accumulated postretirement benefit obligation and the aggregate of the annual service and interest costs by approximately 9 percent. The discount rates used in determining the accumulated postretirement benefit obligation were 8.5 percent and 7 percent at October 31, 1994 and 1993, respectively.

Net periodic postretirement benefit cost for continuing operations includes the following components:

$ in thousands
Year ended October 31,                                    1994            1993
Service cost incurred during the period                $ 1,352         $ 1,017
Interest cost on accumulated postretirement
  benefit obligation                                     4,153           4,633

Net periodic postretirement benefit cost               $ 5,505         $ 5,650


The following table sets forth the plans' funded status and accumulated post-retirement benefit obligation for continuing operations which has been fully accrued in the company's Consolidated Balance Sheet:

$ in thousands
At October 31,                                            1994            1993
Accumulated postretirement benefit obligation:
  Retirees                                            $ 44,517        $ 49,546
  Fully eligible active participants                     4,853           2,550
  Other active plan participants                        10,713           9,150
  Unrecognized gain (loss)                               3,667          (4,536)

Accrued postretirement benefit obligation             $ 63,750        $ 56,710

<F1> During 1994, Massey assumed approximately $6 million of postretirement related liabilities in connection with the acquisition of a coal company.

The above information does not include amounts related to benefit plans applicable to employees associated with certain contracts with the U.S. Depart-ment of Energy because the company is not responsible for the current or future funded status of the plans.

As of October 31, 1994, the company retroactively adopted, as of the beginning of the fiscal year, Statement of Financial Accounting Standards No. 112, "Employers' Accounting for Postemployment Benefits" (SFAS No. 112). The state-ment requires accrual of the estimated cost of benefits provided by the employer to former or inactive employees after employment but before retirement. The adoption of SFAS No. 112 had no impact on the results of operations or financial position.

FAIR VALUE OF FINANCIAL INSTRUMENTS

The estimated fair values of the company's financial instruments are as follows:

$ in thousands

At October 31,                             1994                      1993
                                  Carrying       Fair       Carrying       Fair
                                    Amount      Value         Amount      Value
Assets:
  Cash and cash equivalents       $374,468   $374,468       $214,844   $214,844
  Marketable securities            117,618    119,555         97,335    102,366
  Notes receivable including
    non-current portion            104,117    105,088         65,417     65,995
  Long-term investments             15,811     16,616         21,615     21,907
Liabilities:
  Commercial paper and notes
    payable                         19,957     19,957         60,053     60,053
  Long-term debt including current
    portion                         62,367     64,405         61,324     69,211
  Other noncurrent financial
    liabilities                      2,691      2,691          2,736      2,736
Off-balance sheet financial
  instruments:
  Foreign currency contract
    obligations                          _        219              _      2,381
  Letters of credit                      _        740              _        351
  Line of credit                         _      1,384              _        981


[FN]
<F1> Fair values were determined as follows:

<F2> The carrying amounts of cash and cash equivalents, short-term notes receivable, commercial paper and notes payable approximates fair value because of the short-term maturity of these instruments.

<F3> Marketable securities and long-term investments are based on quoted market prices for these or similar instruments.

<F4> Long-term notes receivable are estimated by discounting future cash flows using the current rates at which similar loans would be made to borrowers with similar credit ratings.

<F5> The fair value of long-term debt, including current portion, is estimated based on quoted market prices for the same or similar issues or on the current rates offered to the company for debt of the same maturities.

<F6> Other noncurrent liabilities consist primarily of deferred payments, for which cost approximates fair value.

<F7> Foreign currency contract obligations are estimated by obtaining quotes from brokers.

<F8> Letters of credit and line of credit amounts are based on fees currently charged for similar agreements or on the estimated cost to terminate or settle the obligations.
[/FN]

In May 1993, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 115, "Accounting for Certain Investments in Debt and Equity Securities" (SFAS No. 115). The statement addresses the accounting and reporting for investments in equity securities that have readily determinable fair values and for all investments in debt securities. Adoption of SFAS No. 115 is not required by the company until 1995. Based on the nature and composition of the company's current investment portfolios, management believes the impact of implementation will not be material.

LONG-TERM DEBT

Long-term debt comprises:

$ in thousands
At October 31,                                            1994            1993
Deutsche mark financing, with a currency exchange
  agreement fixing the repayments in U.S. dollars
  at an effective interest rate of 9.5%, due in
  1996                                                $ 23,644        $ 23,644
13.50% first mortgage note, due in 2000,
  prepayable at par in 1995                             34,701          35,000
Other notes and mortgages                                4,022           2,680

                                                        62,367          61,324
Less:  Current portion                                  38,001           1,687

Long-term debt due after one year                     $ 24,366        $ 59,637


Long-term debt maturities are as follows: 1996, $24.1 million; 1997, $60 thousand; 1998, no maturities; 1999, no maturities; and $.2 million thereafter. All long-term debt (including current portion) outstanding at October 31, 1994, bears interest at fixed rates. In 1995, the company intends to prepay the
13.50 percent first mortgage note of $34.7 million, and accordingly, this amount has been classified as current at October 31, 1994.

The company has unsecured committed revolving long-term lines of credit with banks from which it may borrow for general corporate purposes up to a maximum of $250 million. Commitment and facility fees are paid on these lines. In addition, the company has $784 million in short-term uncommitted lines of credit. Borrowings under lines of credit and revolving credit agreements bear interest at prime or rates based on the London Interbank Offered Rate (LIBOR), domestic certificates of deposit or other rates which are mutually acceptable to the banks and the company. At October 31, 1994, no amounts were outstanding under the committed lines of credit. As of that date, $193 million of the short-term uncommitted lines of credit were used to support undrawn letters of credit issued in the ordinary course of business.

The company had unsecured commercial paper outstanding in the amount of $20 million and $30 million at October 31, 1994 and 1993, respectively. The commercial paper was issued at a discount with an effective interest rate of
5.0 percent and 3.2 percent in 1994 and 1993, respectively. Maturities range from 9 to 90 days in 1994 and 18 to 90 days in 1993. The weighted average maturity at both October 31, 1994 and 1993 was 16 days. The maximum and average balances outstanding for the years ended October 31, 1994 and 1993 were $52.9 million and $24.1 million, respectively, and $92 million and $44.9 million, respectively, with weighted average interest rates of 3.6 percent and
3.2 percent, respectively.

OTHER NONCURRENT LIABILITIES

The company maintains appropriate levels of insurance for business risks. Insurance coverages contain various deductible amounts for which the company provides accruals based on the aggregate of the liability for reported claims and an actuarially determined estimated liability for claims incurred but not reported. Other noncurrent liabilities include $112.1 million and $118.1 million at October 31, 1994 and 1993, respectively, relating to these liabilities.

STOCK PLANS

The company's executive stock plans, approved by the shareholders, provide for grants of nonqualified or incentive stock options, restricted stock awards and stock appreciation rights ("SARs"). All plans are administered by the Organization and Compensation Committee of the Board of Directors ("Committee") comprised of outside directors, none of whom are eligible to participate in the plans. Stock options may be granted with or without SARs. Grant prices are determined by the Committee and are established at the fair market value of the company's common stock at the date of grant. Options and SARs normally extend for 10 years and under committee policy become exercisable in installments of 25 percent per year commencing one year from the date of grant or over a vesting period determined by the Committee.

Restricted stock awards issued under the plans provide that shares awarded may not be sold or otherwise transferred until restrictions as established by the Committee have lapsed. Upon termination of employment, shares upon which restrictions have not lapsed must be returned to the company. Restricted stock issued under the plans totaled 52,560 and 101,540 shares in 1994 and 1993, respectively.

The following table summarizes stock option activity for the two years ended October 31, 1994:

                                               Stock Options   Price Per Share
Outstanding at October 31, 1992                    2,435,229           $ 12-44
Granted                                              601,820             41-44
Expired or cancelled                                 (26,468)            17-44
Exercised                                           (520,137)            12-44

Outstanding at October 31, 1993                    2,490,444             12-44
Granted                                               59,480                51
Expired or cancelled                                 (82,374)            36-44
Exercised                                           (396,044)            12-44

Outstanding at October 31, 1994                    2,071,506           $ 12-51

Exercisable at:
October 31, 1993                                   1,271,330           $ 12-44
October 31, 1994                                   1,358,986           $ 12-44

Available for grant at:
October 31, 1993                                   2,610,490 * <F1>
October 31, 1994                                   2,610,047 * <F1>

<F1> * Available for grant includes shares which may be granted as either stock options or restricted stock, as determined by the Committee under the 1988 Fluor Executive Stock Plan (the Plan).

LEASE OBLIGATIONS

Net rental expense for continuing operations amounted to $60 million, $69 million, and $80 million, in 1994, 1993, and 1992, respectively. The company's lease obligations relate primarily to office facilities, equipment used in connection with long-term construction contracts and other personal property. The company's obligations for minimum rentals under noncancellable leases are as follows:

$ in thousands
At October 31, 1994
1995                    $ 28,278
1996                      24,174
1997                      23,559
1998                      22,501
1999                      18,054
Thereafter                33,226


At October 31, 1994 and 1993, obligations under capital leases of approximately $6 million and $7 million, respectively, are included in other noncurrent liabilities.

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

Financial guarantees, made in the ordinary course of business on behalf of clients and others in certain limited circumstances, are entered into with financial institutions and other credit grantors and generally obligate the company to make payment in the event of default by the borrower. Most arrangements require the borrower to pledge collateral in the form of property, plant and equipment which is deemed adequate to recover amounts the company might be required to pay. As of October 31, 1994, the company had extended financial guarantees on behalf of certain clients and other unrelated third parties totaling $59.4 million.

The company's operations are subject to and affected by federal, state and local laws and regulations regarding the protection of the environment. The company maintains reserves for potential future environmental costs where such obligations are either known or considered probable and can be reasonably estimated.

The sale by the company of its Lead business included St. Joe Minerals Corporation ("St. Joe"), and its environmental liabilities for several different lead mining, smelting and other lead related environmental sites.
As a condition of the St. Joe sale, however, the company retained responsibility for certain non-lead related environmental liabilities arising out of St. Joe's former zinc mining and smelting division, but only to the extent that such liabilities are not covered by St. Joe's comprehensive general liability insurance. These liabilities arise out of three zinc facilities located in Bartlesville, Oklahoma, Monaca, Pennsylvania, and Balmat, New York (the "Zinc Facilities").

In 1987, St. Joe sold its zinc mining and smelting division to Zinc Corporation of America ("ZCA"). As part of the sale agreement, St. Joe and the company agreed to indemnify ZCA for certain environmental liabilities arising from operations conducted at the Zinc Facilities prior to the sale. During 1993, ZCA made claims under this indemnity as well as under the Comprehensive Environmental Response, Compensation and Liability Act ("CERCLA") against St. Joe for past and future environmental expenditures at the Zinc Facilities. In 1994, the company and St. Joe, among others, executed a settlement agreement with ZCA which, among other things, cancels the indemnity previously provided to ZCA and limits environmental expenditures at the Zinc Facilities for which St. Joe would be responsible to no more than approximately $10 million, which was previously fully reserved by the company. Expenses incurred and payments made under the settlement agreement would be made over the span of at least 5 years.

The company and St. Joe, among others, are currently prosecuting cost recovery actions under CERCLA against other potentially responsible parties for the Bartlesville facility. In addition, St. Joe has initiated legal proceedings against certain of its insurance carriers alleging that the investigative and remediation costs, for which St. Joe is or may be responsible, including costs incurred prior to the sale of St. Joe and costs related to the Zinc Facilities, are covered by insurance. A portion of any recoveries received from the insurance carriers would be, pursuant to the St. Joe sale agreement, for the benefit of the company. In January 1995, St. Joe reached a settlement in principle with one of its primary insurance carriers that provided coverage for a minor portion of the applicable coverage periods. St. Joe continues to pursue its other primary insurance carrier for additional payments. In as much as the insurance, as well as the cost recovery, proceedings remain in the early stages of litigation, no credit or offset (other than for amounts actually received in settlement) has been taken into account by the company in establishing its reserves for future environmental costs.

The company believes, based upon present information available to it, that its reserves with respect to future environmental costs are adequate, and that such future costs will not have a material effect on the company's consolidated financial condition, results of operations or liquidity. However, the imposition of more stringent requirements under environmental laws or regulations, new developments or changes regarding site cleanup costs or allocation of such costs among potentially responsible parties, or a determination that the company is potentially responsible for the release of hazardous substances at sites other than those currently identified, could result in additional expenditures, or the provision of additional reserves in expectation of such expenditures.

OPERATIONS BY BUSINESS SEGMENT AND GEOGRAPHIC AREA

The Engineering and Construction segment includes subsidiaries engaged in the design, engineering, procurement, construction, technical services and maintenance of facilities for process, industrial, power/government and diversified services clients. Coal segment amounts include the operations of Massey Coal Company.

Identifiable assets are those tangible and intangible assets used in the operation of each of the business segments and geographic areas, except for discontinued operations in 1993 and 1992 which are net of related liabilities. Corporate assets are principally cash and cash equivalents, marketable securities and nontrade receivables.

Engineering services for international projects are often performed within the United States or a country other than where the project is located. Revenues associated with these services have been classified within the geographic area where the work was performed.

OPERATIONS BY BUSINESS SEGMENT
$ in millions
                                                                                      Operating
                                                 Revenues                               Profit
                                     1994          1993          1992         1994       1993       1992
Engineering and Construction      $ 7,717.6     $ 7,133.6     $ 5,904.0     $ 259.1    $ 220.6    $ 190.7
Coal                                  767.7         716.6         696.7        95.2       70.7       80.2
Continuing Operations             $ 8,485.3     $ 7,850.2     $ 6,600.7     $ 354.3    $ 291.3    $ 270.9

$ in millions
                                                                                                  Depreciation, Depletion
                                        Identifiable Assets            Capital Expenditures           and Amortization
                                     1994       1993       1992       1994     1993     1992       1994     1993     1992
Engineering & Construction       $1,288.5   $1,144.7   $1,018.6       $ 72.5   $ 60.6   $ 58.7     $ 47.1   $ 52.5   $ 52.5
Coal                              1,076.5      926.3      864.0        228.8    110.9    214.0       66.8     58.8     54.0
Corporate                           459.8      345.1      344.3            _        _        _        0.4      0.5      0.5

Continuing Operations             2,824.8    2,416.1    2,226.9        301.3    171.5    272.7      114.3    111.8    107.0
Discontinued Operations                 _      172.8      138.6            _        _     14.3          _        _     28.2
                                 $2,824.8   $2,588.9   $2,365.5     $  301.3   $171.5   $287.0     $114.3   $111.8   $135.2

OPERATIONS BY GEOGRAPHIC AREA
$ in millions
                                  Revenues                        Operating Profit                 Identifiable Assets
                       1994        1993        1992          1994      1993      1992          1994        1993        1992
United States       $6,100.3    $5,628.1    $4,790.6        $284.9    $237.8    $221.6       $2,463.1    $2,262.2    $2,097.8
Europe               1,166.4       994.2       714.9          23.5      15.6      21.1          147.5       127.6       112.7
Asia Pacific           673.2       422.4       329.2          12.8      13.8       9.1          107.5        69.7        55.5
Canada                 258.0       225.8       391.3          12.1       9.2      11.4           44.6        65.5        46.6
Middle East             89.1       434.5       317.8           2.4       2.1       4.5           20.1        32.7        41.9
Other                  198.3       145.2        56.9          18.6      12.8       3.2           42.0        31.2        11.0
                    $8,485.3    $7,850.2    $6,600.7        $354.3    $291.3    $270.9       $2,824.8    $2,588.9    $2,365.5

<F1> Included in United States revenues are export sales to unaffiliated customers of $857.1 million in 1994, $1,090.3 million in 1993 and $1,230.5 million in 1992.

The following table reconciles business segment operating profit with the earnings from continuing operations before taxes.

$ in millions                                    1994        1993        1992
Operating profit from continuing operations    $354.3      $291.3      $270.9
Interest income (expense), net                    4.7         0.1        (0.2)
Corporate administrative and general expense    (47.9)      (43.7)      (39.3)
Other items, net                                 (7.8)       (5.5)      (16.0)
Earnings from continuing operations before
  taxes                                        $303.3      $242.2      $215.4

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


/s/ Les McCraw                          /s/ J. Michal Conaway
Les McCraw                              J. Michal Conaway
Chairman of the Board and               Vice President and
Executive Officer                       Chief Financial Officer



INDEPENDENT AUDITORS

Board of Directors and Shareholders
Fluor Corporation

We have audited the accompanying consolidated balance sheet of Fluor Corporation as of October 31, 1994 and 1993, and the related consolidated statements of earnings, cash flows, and shareholders' equity for each of the three years in the period ended October 31, 1994. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Fluor Corporation at October 31, 1994 and 1993, and the consolidated results of its operations and its cash flows for each of the three years in the period ended October 31, 1994, in conformity with generally accepted accounting principles.

As discussed in notes to the consolidated financial statements, in 1992, the company changed its method of accounting for postretirement benefits other than pensions.

                                        /s/ Ernst & Young LLP


Orange County, California
November 29, 1994

QUARTERLY FINANCIAL DATA
(Unaudited)

The following is a summary of the quarterly results of operations:

$ in thousands, except per share amounts
                           First           Second          Third         Fourth
                         Quarter          Quarter(a)<F1> Quarter        Quarter
1994
Revenues                $2,057,665     $2,079,593     $1,963,052     $2,384,957
Gross margin                81,039         88,270         89,377         87,780
Earnings before taxes       70,998         75,139         76,008         81,154
Net earnings                43,998         47,739         48,308         52,354
Earnings per share      $     0.53     $     0.58     $     0.58     $     0.63


1993
Revenues                $1,806,939     $2,006,054     $1,844,112     $2,193,064
Gross margin                66,071         58,407         74,035         87,281
Earnings before taxes       56,881         46,553         64,935         73,831
Net earnings                35,681         41,953         40,835         48,331
Earnings per share      $     0.43     $     0.51     $     0.50     $     0.59

<F1> (a)  Second quarter 1993 net earnings includes a reversal of income taxes no longer required of $12.6 million and an after-tax charge of $9.2 million (of which $3.1 million was reversed in the fourth quarter of 1993) to provide for the estimated cost of settling disputed obligations relating to pension funds associated with the company's coal segment.

STOCKHOLDERS' REFERENCE

FORM 10-K
A copy of the Form 10-K, which is filed with the Securities and Exchange Commission, is available upon request.

Write to: Vice President - Corporate Law, Fluor Corporation, 3333 Michelson Drive, Irvine, California 92730 (714) 975-2000.

REGISTRAR AND TRANSFER AGENT
Chemical Trust Company of California, 300 S. Grand Avenue 4th Floor, Los Angeles CA 90071 and Chemical Bank, 450 W. 33rd Street, New York, NY 10001. For change of address, lost dividends, or lost stock certificates, write or telephone: Chemical Bank, J.A.F. Building, P. O. Box 3068, New York, NY 10116-3068, Attn: Securityholder Relations (800) 813-2847

INDEPENDENT AUDITORS
Ernst & Young LLP, 18400 Von Karman Avenue, Suite 800, Irvine, California 92715

ANNUAL STOCKHOLDERS' MEETING
Annual report and proxy statement are mailed in early February. Fluor's annual meeting of stockholders will be held at 9:00 a.m. on March 14, 1995 at the Hyatt Regency Irvine, 17900 Jamboree Boulevard, Irvine, California.

STOCK TRADING
Fluor's stock is traded on the New York, Midwest, Pacific, Amsterdam, London and Swiss Stock Exchanges. Common stock domestic trading symbol: FLR.

COMPANY CONTACTS
Stockholders may call (800) 854-0141

Stockholder Information:
Lawrence N. Fisher
(714) 975-6961

Investor Relations:
Lila J. Churney
(714) 975-3909

COMMON STOCK INFORMATION
At December 31, 1994, there were 82,727,721 shares outstanding and approximately 15,430 stockholders of record of Fluor's common stock.

The following table sets forth for the periods indicated the cash dividends paid per share of common stock and the high and low sales prices of such common stock as reported in the Consolidated Transactions Reporting System.

COMMON STOCK AND DIVIDEND INFORMATION

                      Dividends               Price Range
                    Per Share           High           Low
FISCAL 1994
First Quarter           $0.13            $45       $38 5/8
Second Quarter           0.13             56 1/4    43 3/4
Third Quarter            0.13             55 5/8    47 5/8
Fourth Quarter           0.13             55        46 3/8

                        $0.52

FISCAL 1993
First Quarter           $0.12            $46 7/8   $39 1/2
Second Quarter           0.12             46        38
Third Quarter            0.12             43 7/8    38 1/8
Fourth Quarter           0.12             46 1/8    38 3/8

                        $0.48



DIVIDEND REINVESTMENT PLAN
Fluor's Dividend Reinvestment Plan provides stockholders of record with the opportunity to conveniently and economically increase their ownership in Fluor. Through the Plan, stockholders can automatically reinvest their cash dividends in shares of Fluor common stock. Optional cash investments may also be made in additional Fluor shares ranging from a minimum of $100 to a maximum of $10,000 per quarter. For details on the Plan, contact Fluor's agent, Chemical Bank
(800) 813-2847.

DUPLICATE MAILINGS
Shares owned by one person but held in different forms of the same name result in duplicate mailing of stockholder information at added expense to the company. Such duplication can be eliminated only at the direction of the stockholder. Please notify Chemical Bank in order to eliminate duplication.

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

Fluor's investor relations activities are dedicated to providing investors with complete and timely information. All investor questions are welcome.