Form 10-K405, Exhibit 13
period 1995-10-31
FLUOR CORP/DE/
filed 1996-01-29
CIK 37748

                                                                      EXHIBIT 13

OPERATIONS BY BUSINESS SEGMENT AND GEOGRAPHIC AREA

The Engineering and Construction segment includes subsidiaries engaged in the design, engineering, procurement, construction, technical services and maintenance of facilities for process, industrial, power/government and diversified services clients. Coal segment amounts include the operations of Massey Coal Company.

In 1995, revenues included $1.5 billion from subsidiaries of Shell Oil Company related primarily to two projects that were awarded in 1993.

Identifiable assets are those tangible and intangible assets used in the operation of each of the business segments and geographic areas, except for discontinued operations in 1993 which is net of related liabilities. Corporate assets are principally cash and cash equivalents, marketable securities, nontrade receivables and in 1993 include $172.8 million related to discontinued operations.

Engineering services for international projects are often performed within the United States or country other than where the project is located. Revenues associated with these services have been classified within the geographic area where the work was performed.


OPERATIONS BY BUSINESS SEGMENT

                                                                                         Revenues                  Operating Profit
$ in millions                                                          1995       1994       1993        1995       1994       1993
-------------------------------------------------------------------------------------------------    ------------------------------
Engineering and Construction                                      $ 8,451.6  $ 7,717.6  $ 7,133.6    $  286.0   $  259.1   $  220.6
Coal                                                                  849.8      767.7      716.6       111.0       95.2       70.7
                                                                  -------------------------------    ------------------------------
                                                                  $ 9,301.4  $ 8,485.3  $ 7,850.2    $  397.0   $  354.3   $  291.3
                                                                  ===============================    ==============================

                                                                                                            Depreciation, Depletion
                                     Identifiable Assets                 Capital Expenditures                      and Amortization

$ in millions                1995        1994       1993         1995        1994        1993          1995        1994        1993
--------------------------------------------------------     --------------------------------      --------------------------------
Engineering and
 Construction           $ 1,572.6   $ 1,288.5  $ 1,144.7     $  137.1    $   72.5    $   60.6      $   62.9    $   47.1    $   52.5
Coal                      1,191.2     1,076.5      926.3        181.8       228.8       110.9          83.7        66.8        58.8
Corporate                   465.1       459.8      517.9            -           -           -           0.4         0.4         0.5
                        --------------------------------     --------------------------------      --------------------------------
                        $ 3,228.9   $ 2,824.8  $ 2,588.9     $  318.9    $  301.3    $  171.5      $  147.0    $  114.3    $  111.8
                        ================================     ================================      ================================


OPERATIONS BY GEOGRAPHIC AREA

                                                Revenues                     Operating Profit                   Identifiable Assets

$ in millions                1995        1994       1993         1995        1994        1993          1995        1994        1993
--------------------------------------------------------     --------------------------------     ---------------------------------
United States           $ 5,814.5   $ 6,100.3  $ 5,628.1     $  297.4    $  284.9    $  237.8     $ 2,764.2   $ 2,463.1   $ 2,262.2
Europe                    1,637.2     1,166.4      994.2         27.7        23.5        15.6         204.3       147.5       127.6
Central and South
 America                    801.2       197.8      144.4          9.6        14.9         6.2          92.3        41.9        31.1
Asia Pacific                780.0       673.2      422.4         49.4        12.8        13.8          84.2       107.5        69.7
Canada                      238.0       258.0      225.8          5.7        12.1         9.2          62.5        44.6        65.5
Middle East                  29.6        89.1      434.5          5.0         2.4         2.1          21.1        20.1        32.7
Other                         0.9         0.5        0.8          2.2         3.7         6.6           0.3         0.1         0.1
                        --------------------------------     --------------------------------     ---------------------------------
                        $ 9,301.4   $ 8,485.3  $ 7,850.2     $  397.0    $  354.3    $  291.3     $ 3,228.9   $ 2,824.8   $ 2,588.9
                        ================================     ================================     =================================

---------------
Included in United States revenues are export sales to unaffiliated customers of $679.6 million in 1995, $857.1 million in 1994 and $1,090.3 million in 1993.


The following table reconciles business segment operating profit with the earnings before taxes:

$ in millions                            1995            1994            1993
-----------------------------------------------------------------------------
Operating profit                     $  397.0        $  354.3        $  291.3
Interest income, net                     19.5             4.7             0.1
Corporate administrative and
 general expense                        (48.6)          (47.9)          (43.7)
Other items, net                         (5.7)           (7.8)           (5.5)
                                     ----------------------------------------
Earnings before taxes                $  362.2        $  303.3        $  242.2
                                     ========================================

                                                                       Fluor 49

                            STOCKHOLDERS' REFERENCE

FORM 10-K
A copy of the Form 10-K, which is filed with the Securities and Exchange Commission, is available upon request. Write to:
Corporate Secretary
Fluor Corporation
3333 Michelson Drive
Irvine, California 92730
(714) 975-2000

REGISTRAR AND TRANSFER AGENT
Chemical Mellon Shareholder Services, L.L.C.
300 S. Grand Avenue 4th Floor
Los Angeles, California 90071
and
Chemical Mellon Shareholder Services, L.L.C.
85 Challenger Road
Overpeck Centre
Ridgefield Park, New Jersey 07660

For change of address, lost dividends, or lost stock certificates, write or telephone:
Chemical Mellon Shareholder Services, L.L.C.
P. O. Box 590
Ridgefield Park, New Jersey 07660
Attn: Securityholder Relations
(800) 813-2847

INDEPENDENT AUDITORS
Ernst & Young LLP
18400 Von Karman Avenue
Suite 800
Irvine, California 92715

ANNUAL STOCKHOLDERS' MEETING
Annual report and proxy statement are mailed about February 1. Fluor's annual meeting of stockholders will be held at 9:00 a.m. on March 12, 1996, at the Fluor Daniel offices, 100 Fluor Daniel Drive, Greenville, South Carolina.

STOCK TRADING
Fluor's stock is traded on the New York, Midwest, Pacific, Amsterdam, London and Swiss Stock Exchanges. Common stock domestic trading symbol: FLR.

COMMON STOCK INFORMATION
At December 31, 1995, there were 83,395,916 shares outstanding and approximately 15,000 stockholders of record of Fluor's common stock.

The following table sets forth for the periods indicated the cash dividends paid per share of common stock and the high and low sales prices of such common stock as reported in the Consolidated Transactions Report System.

COMMON STOCK AND DIVIDEND INFORMATION

                    Dividends               Price Range
                    per Share           High           Low
----------------------------------------------------------
Fiscal 1995

First Quarter          $ 0.15       $ 50 3/4      $ 41 1/4
Second Quarter           0.15         52 1/4        45 1/2
Third Quarter            0.15         59 1/2        49 1/8
Fourth Quarter           0.15         59 1/2        54 3/8
                       ------
                       $ 0.60

Fiscal 1994

First Quarter          $ 0.13       $ 45 7/8      $ 38 5/8
Second Quarter           0.13         56 1/4        43 3/4
Third Quarter            0.13         55 5/8        47 5/8
Fourth Quarter           0.13         55 1/8        46 3/8
                       ------
                       $ 0.52

DIVIDEND REINVESTMENT PLAN
Fluor's Dividend Reinvestment Plan provides stockholders of record with the opportunity to conveniently and economically increase their ownership in Fluor. Through the Plan, stockholders can automatically reinvest their cash dividends in shares of Fluor common stock. Optional cash investments also may be made in additional Fluor shares ranging from a minimum of $100 per month to a maximum of $10,000 per quarter. For details on the Plan, contact Fluor's agent, Chemical Mellon Shareholder Services, L.L.C. (800) 813-2847.

DUPLICATE MAILINGS
Shares owned by one person but held in different forms of the same name result in duplicate mailing of stockholder information at added expense to the company. Such duplication can be eliminated only at the direction of the stockholder. Please notify Chemical Mellon Shareholder Services, L.L.C. in order to eliminate duplication.

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


COMPANY CONTACTS
Shareholders may call
(800)854-0441

Stockholder Services:
Lawrence N. Fisher
(714)975-6961

Investor Relations:
Lila J. Churney
(714)975-3909

Fluor's investor relations activities are dedicated to providing investors with complete and timely information. All investor questions are welcome.

[PHOTO OF LILA J. CHURNEY]


Design: Dula Gerrie Design
Photography: Walter Urie
Illustrations: Kevin Sprouls, Mark McIntosh
Lithography: Lithographics, Inc.

[RECYCLE LOGO] This Annual Report was printed on recycled paper.

                            SELECTED FINANCIAL DATA

In millions, except
per share amounts                    1995        1994        1993        1992        1991        1990        1989        1988
-----------------------------------------------------------------------------------------------------------------------------
CONSOLIDATED OPERATING RESULTS

Revenues                        $ 9,301.4   $ 8,485.3   $ 7,850.2   $ 6,600.7   $ 6,572.0   $ 7,248.9   $ 6,127.2   $ 5,008.9
Earnings from continuing
 operations before taxes            362.2       303.3       242.2       215.4       228.4       153.6       135.6        62.0
Earnings from continuing
 operations, net                    231.8       192.4       166.8       135.3       153.1       119.4        84.1        38.6
Earnings (loss) from
 discontinued operations, net           -           -           -       (96.6)       11.0        35.2        28.6        21.6
Cumulative effect of change in
 accounting principle, net              -           -           -       (32.9)          -           -           -           -
Net earnings                        231.8       192.4       166.8         5.8       164.1       154.6       112.7        60.2
Earnings per share
 Continuing operations               2.78        2.32        2.03        1.65        1.87        1.47        1.04        0.48
 Discontinued operations                -           -           -       (1.18)       0.14        0.43        0.36        0.27
 Cumulative effect of change
  in accounting principle               -           -           -       (0.40)          -           -           -           -
                                ---------------------------------------------------------------------------------------------
Net earnings per share          $    2.78   $    2.32   $    2.03   $    0.07   $    2.01   $    1.90   $    1.40   $    0.75
Return on average
 shareholders' equity                17.6%       17.1%       17.4%        0.6%       20.2%       23.3%       21.5%       14.2%
Cash dividends per
 common share                   $    0.60   $    0.52   $    0.48   $     0.40  $    0.32   $    0.24   $    0.14   $     0.02

CONSOLIDATED FINANCIAL
 POSITION

Current assets                  $ 1,411.6   $ 1,258.4   $ 1,309.1   $ 1,138.6   $ 1,159.5   $ 1,222.8   $ 1,036.4   $ 1,001.0
Current liabilities               1,238.6     1,021.3       930.9       845.4       848.2       984.0       797.7       786.1
                                ---------------------------------------------------------------------------------------------
Working capital                     173.0       237.1       378.2       293.2       311.3       238.8       238.7       214.9
Property, plant and
 equipment, net                   1,435.8     1,274.4     1,100.9     1,046.9     1,092.7       925.3       775.3       729.8
Total assets                      3,228.9     2,824.8     2,588.9     2,365.5     2,421.4     2,475.8     2,154.3     2,075.7
Capitalization
 Long-term debt                       2.9        24.4        59.6        61.3        75.7        57.6        62.5        95.0
 Shareholders' equity             1,430.8     1,220.5     1,044.1       880.8       900.6       741.3       589.9       467.1
                                ---------------------------------------------------------------------------------------------
Total capitalization            $ 1,433.7   $ 1,244.9   $ 1,103.7    $  942.1   $   976.3   $   798.9   $   652.4   $   562.1

Percent of total
 capitalization
  Long-term debt                      0.2%        2.0%        5.4%        6.5%        7.8%        7.2%        9.6%       16.9%
  Shareholders' equity               99.8%       98.0%       94.6%       93.5%       92.2%       92.8%       90.4%       83.1%
Shareholders' equity per
 common share                   $   17.20   $   14.79   $   12.72   $   10.81   $   11.10   $    9.22   $    7.39   $    5.91
Common shares outstanding
 at October 31                       83.2        82.5        82.1        81.5        81.1        80.4        79.8        79.1

OTHER DATA

New awards                      $10,257.1   $ 8,071.5   $ 8,000.9   $10,867.7   $ 8,531.6   $ 7,632.3   $ 7,135.3   $ 5,955.2
Backlog at year end              14,724.9    14,021.9    14,753.5    14,706.0    11,181.3     9,557.8     8,360.9     6,658.6
Capital expenditures                318.9       301.3       171.5       287.0       159.7       155.7       139.2        86.3
Cash provided by
 operating activities           $   369.1   $   458.6   $   188.7   $   306.1   $   219.0   $   353.1   $   265.1   $    17.7


---------------
See Management's Discussion and Analysis on pages 30 to 33 and Notes to Consolidated Financial Statements on pages 39 to 49 for information relating to significant items affecting the results of operations.

The quarterly dividend was increased from $.02 per share to $.04 per share in the second quarter of 1989, to $.06 per share in the first quarter of 1990, to $.08 per share in the first quarter of 1991, to $.10 per share in the first quarter of 1992, to $.12 per share in the first quarter of 1993, to $.13 per share in the first quarter of 1994, to $.15 per share in the first quarter of 1995 and to $.17 per share in the first quarter of 1996.


                                                                       Fluor 29

                          FINANCIAL TABLE OF CONTENTS

              30    Management Discussion and Analysis

              34    Consolidated Balance Sheet

              36    Consolidated Statement of Earnings

              37    Consolidated Statement of Cash Flows

              38    Consolidated Statement of Shareholders' Equity

              39    Notes to Consolidated Financial Statements

              49    Segment Information

              50    Reports of Management and Independent Auditors

              51    Quarterly Financial Data



                     MANAGEMENT'S DISCUSSION AND ANALYSIS

The following discussion and analysis is provided to increase understanding of, and should be read in conjunction with, the consolidated financial statements and accompanying notes.

RESULTS OF OPERATIONS
Net earnings were $232 million in 1995 compared with $192 million in 1994 and $167 million in 1993. The related earnings per share were $2.78 in 1995 compared with $2.32 in 1994 and $2.03 in 1993. Earnings from continuing operations in 1993 included a nonrecurring after-tax charge of $6.1 million related to the settlement of a dispute with the pension and benefits funds of the United Mine Workers of America/Bituminous Coal Operators of America. This charge was more than offset by the 1993 reversal of $12.6 million of income tax liabilities no longer required due to the favorable conclusion of a federal income tax audit in the second quarter of 1993 for the years 1984 through 1986.

ENGINEERING AND CONSTRUCTION SEGMENT
Total new awards were $10.3 billion in 1995 compared with $8.1 billion in 1994 and $8.0 billion in 1993. Consistent with the company's continuing long-term goal of broad geographic diversity, 56 percent of 1995 new awards came from projects located outside the United States, compared with 61 percent in 1994 and 54 percent in 1993. The following table sets forth new awards for each of the company's business groups:

$ in millions / Year ended
October 31,                           1995             1994            1993
---------------------------------------------------------------------------
Process                      $  3,859   38%   $  4,432   55%  $  5,439   68%
Industrial                      4,313   42       2,948   37      1,828   23
Power/Government                1,873   18         516    6        527    6
Diversified Services              212    2         176    2        207    3
                             ----------------------------------------------
Total new awards             $ 10,257  100%   $  8,072  100%  $  8,001  100%
                             ==============================================
U.S.                         $  4,495   44%   $  3,165   39%  $  3,686   46%
Outside U.S.                    5,762   56       4,907   61      4,315   54
                             ----------------------------------------------
Total new awards             $ 10,257  100%   $  8,072  100%  $  8,001  100%
                             ==============================================

The company's future award prospects include several large-scale international projects. The large size and uncertain timing of these projects can create variability in the company's award pattern; consequently, future award trends are difficult to predict with certainty. Process Group new awards have declined in both 1995 and 1994 compared with 1993 reflecting the uneven impact on new award trends created by large project awards in 1993 and 1994. Growth in the Industrial Group's backlog the past two years is due primarily to significant activity in the automotive, and mining and metals operating sectors, along with continued growth in demand for consumer products, particularly in developing countries. The recent growth in the Power/Government Group in 1995 is due primarily to an award totaling over $1.0 billion relating to a power plant to be constructed in Paiton, Indonesia. This follows a two-year decline in the Power/Government Group's backlog that reflected a major slowdown in the award and funding of new U.S. government programs and the continued low demand for power generation projects in the U.S.

The company continues to enhance its growth potential by diversifying and entering new industrial and geographic markets. The Diversified Services Group is expanding by developing services to be marketed directly to clients that previously have been provided as support for engineering and construction projects while also capitalizing on emerging international markets. In most cases, the businesses in Diversified Services carry profit margins higher than traditional engineering and construction projects. Additionally, because of the more purely service nature of these businesses, they generally do not generate significant backlog.




30 Fluor

Backlog at October 31, 1995, 1994 and 1993 was $14.7 billion, $14.0 billion and $14.8 billion, respectively. Although backlog reflects business which is considered to be firm, cancellations or scope adjustments do occur. Backlog has been adjusted to reflect project cancellations, deferrals, and revised project scope and cost, both upwards and downwards. The net reduction in backlog from project adjustments and cancellations for the year ended October 31, 1995 was $1,176 million, compared with $1,130 million and $844 million for the years ended October 31, 1994 and 1993, respectively.

Engineering and Construction revenues increased to $8.5 billion in 1995 compared with $7.7 billion in 1994 and $7.1 billion in 1993 due primarily to increases in the volume of work performed. Domestic revenues declined slightly in 1995, reflecting both the company's geographic diversification and a continued slow down in domestic growth. Export revenues declined in 1995 compared with 1994 and 1993 as the result of a planned shift to providing a higher percentage of engineering services in the company's international offices. In 1995, revenues included $1.5 billion from subsidiaries of Shell Oil Company related primarily to two projects that were awarded in 1993. Engineering and Construction operating profits increased 10 percent to $286 million in 1995, compared with $259 million in 1994 and $221 million in 1993 due primarily to an increase in the volume of work performed, partially offset by higher levels of investment spending for strategic business development. Margins improved slightly in 1995 over 1994 and 1993 and are affected by competitive market conditions and the mix of engineering and construction projects. The company continues to focus on improving operating margins by lowering the cost of delivering services through its global network of offices, allowing greater use of high-value engineering centers located in lower cost areas of the world. Additionally, the establishment of new work processes and on-site engineering and procurement has contributed to increased cost efficiencies.

In 1995, the company intensified its acquisition efforts. Consistent with the company's goals for strategic long-term growth, in 1995 several acquisitions and investment arrangements were completed that provide the company with long-term earnings growth potential together with near-term profitability. In December 1995, the company announced an agreement with Groundwater Technology, Inc. ("GTI") wherein the company will acquire an approximate 55 percent ownership interest in GTI. The acquisition, subject to GTI shareholder approval, will broaden the company's level of environmental services. All acquisitions have been accounted for under the purchase method of accounting and results of operations have been included in the company's consolidated financial statements from the respective acquisition dates. If these acquisitions had been made at the beginning of 1995 or 1994, pro forma results of operations would not have differed materially from actual results.

COAL SEGMENT
Revenues and operating profit from Coal operations in 1995 were $850 million and $111 million, respectively, compared with $768 million and $95 million in 1994. Revenues and operating profit in 1993 were $717 million and $71 million.

Revenues increased in 1995 due primarily to increased sales volume of produced metallurgical coal, which more than offset lower demand for steam coal due to last year's mild winter weather conditions. Metallurgical coal sales have increased due to strong demand by steel producers and the capturing of a larger market share. The Coal segment provides a high quality metallurgical coal that is attractive to steel producers. Purchased coal sales and margins in 1995 were immaterial as purchased coal volume has been replaced with produced coal from reserves acquired in recent years. Accordingly, purchased coal sales are netted with related cost of revenues in 1995. Prior periods have not been restated. Operating profit increased 17 percent in 1995 due primarily to the increased sales volume of metallurgical coal which has a higher gross margin than steam coal.

The increase in revenues in 1994 compared with 1993 is due primarily to increased sales volume of produced coal sales together with a slight increase in sales price. Sales volume increased due to strong demand for metallurgical coal by the steel industry more than offsetting a decline in steam coal due to mild weather conditions. Sales of purchased coal declined as the result of a planned shift to produced coal which carries a higher profit margin. Operating profit increased 18 percent in 1994 compared with 1993, excluding the 1993 nonrecurring pretax charge of $10 million to settle the dispute with the pension and benefit funds of the United Mine Workers of America/Bituminous Coal Operators of America. Operating profit increased 12 percent due to increased gross margin from higher produced coal sales volume and 6 percent primarily from a gain on the sale of excess land. Although produced coal sales prices showed slight improvement in 1994 compared with 1993, they were offset by slightly higher costs associated with the start-up of production facilities and the development of new reserves.




                                                                       Fluor 31

OTHER
Net interest income increased in 1995 compared with 1994 due largely to higher rates of return on short-term investments and the prepayment of a 13.5 percent $34.7 million note in the first quarter of 1995. Interest income increased in 1994 compared with 1993 due primarily to higher average investable funds and interest rates, whereas the lower interest expense was attributable to reduced debt.

Corporate administrative and general expense increased slightly in 1995 compared with 1994 due primarily to higher performance-driven compensation plan expense partially offset by lower corporate overhead. Corporate administrative and general expense increased in 1994 compared with 1993 due primarily to higher stock price and performance-driven compensation plans expense partially offset by an increase in net periodic pension income.

The effective tax rate on earnings from continuing operations for 1995 is essentially unchanged compared with 1994 and 1993, after excluding the reversal of $12.6 million of income tax liabilities in 1993.

Effective November 1, 1994, the company adopted Statement of Financial Accounting Standards No. 115, "Accounting for Certain Investments in Debt and Equity Securities" (SFAS No. 115). The adoption of SFAS No. 115 had no material impact on the company's consolidated results of operations or financial position.

In October 1995, the company adopted Statement of Financial Accounting Standards No. 119, "Disclosure about Derivative Financial Instruments and Fair Value of Financial Instruments" (SFAS No. 119) which requires various disclosures about financial instruments and related transactions. These disclosures have been incorporated in the Notes to Consolidated Financial Statements where appropriate. Management of financial risk is centralized to facilitate the use and control of derivative instruments by providing support to management and operating units in developing, executing, tracking and controlling hedging programs. All programs are reviewed and approved by senior management before implementation. The company has only minimal exposure to foreign currency fluctuations as it is generally able to negotiate neutral positions by matching the foreign currency revenues and costs in its engineering and construction activities. From time to time, the company enters into foreign exchange contracts to hedge specific foreign currency commitments. The company does not have substantial net assets or liabilities denominated in foreign currencies and, therefore, does not have significant risk to currency fluctuations. On December 20, 1994 the Mexican government announced a major devaluation to the peso. Although the peso has experienced continued volatility in recent months, the company believes that its investment in ICA Fluor Daniel has not been permanently impaired as prospects remain for long-term engineering and construction work in Mexico.

In March 1995, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of" (SFAS No. 121). Although adoption of SFAS No. 121 is not required until 1997, the company will implement the new accounting standard in the first quarter of 1996. Such implementation will not have a material effect on the company's consolidated results of operations or financial position.

In October 1995, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" (SFAS No. 123). SFAS No. 123 establishes financial accounting and reporting standards for stock-based compensation plans and to transactions in which an entity issues its equity instruments to acquire goods and services from nonemployees. The new accounting standards prescribed by SFAS No. 123 are optional, and the company may continue to account for its plans under previous accounting standards. The company does not expect to adopt the new accounting standards, consequently, SFAS 123 will not have a material impact on the company's consolidated results of operations or financial position. However, pro forma disclosures of net earnings and earnings per share must be made as if the SFAS No. 123 accounting standards had been adopted. Adoption of SFAS No. 123 is not required by the company until 1997.

DISCONTINUED OPERATIONS
In 1994, the company completed the sale of its Lead business for consideration consisting of both cash and deferred payments. Proceeds included $52 million cash on the date of the closing and deferred amounts to be paid in installments over periods ranging from five to eight years.

The sale by the company of its Lead business included St. Joe Minerals Corporation ("St. Joe") and its environmental liabilities for several different lead mining, smelting and other lead related environmental sites. As a condition of the St. Joe sale, however, the company retained responsibility for certain non-lead related environmental liabilities, but only to the extent that such liabilities are not covered by St. Joe's comprehensive general liability insurance.




32 Fluor

In 1987, St. Joe sold its zinc mining and smelting division to Zinc Corporation of America ("ZCA"). As part of the sale agreement, St. Joe and the company agreed to indemnify ZCA in the event that certain environmental liabilities arise from three Zinc facilities (the "Zinc facilities"). During 1993, ZCA made claims under this indemnity as well as under the Comprehensive Environmental Response, Compensation and Liability Act ("CERCLA") against St. Joe. In 1994, ZCA filed suit against St. Joe and the company, among others, seeking compensation. In 1994, the company and St. Joe, among others, executed a settlement agreement with ZCA which, among other things, cancels the indemnity previously provided to ZCA and limits environmental expenditures at the Zinc facilities for which St. Joe would be responsible to no more than approximately $10 million. This amount had been previously reserved by the company. Expenses incurred and payments made under the settlement agreement are expected to be made over a period of at least five years.

FINANCIAL POSITION AND LIQUIDITY
The decrease in cash flows from operating activities in 1995 is due primarily to increases in operating assets and liabilities. However, over the three years ended in 1995, increases in receivables and contract work in progress were more than offset by increases in certain project related short-term liabilities, primarily advance billings on contracts. These changes in operating assets and liabilities from year to year are affected by the mix, stage of completion and commercial terms of engineering and construction projects. The increase in cash utilized by investing activities in 1995 compared with 1994 and 1993 is primarily attributable to increased capital expenditures, acquisitions by Engineering and Construction operations and the establishment of a deferred compensation trust totaling approximately $22 million in 1995. Massey's capital expenditures and business acquisitions have been directed toward the acquisition of high-quality, low-sulfur coal to benefit from increased demand due to the Clean Air Act. Investing activity in 1994 included the initial pretax proceeds from the sale of the Lead business. Cash utilized by financing activities consisted primarily of dividend payments and the prepayment of certain long-term debt.

The long-term debt to capitalization ratio at October 31, 1995 was less than
1.0 percent, compared with 2.0 percent and 5.4 percent at October 31, 1994 and 1993, respectively. The 1995 ratio decreased due to the classification of a $23.6 million note due in September 1996 as a current maturity and the increase in shareholders' equity from earnings, net of dividends.

The company has on hand and access to sufficient sources of funds to meet its anticipated operating, expansion and capital needs. Significant short- and long-term lines of credit are maintained with banks which, along with cash on hand and marketable securities, provide adequate operating liquidity. Additional liquidity is provided by the company's commercial paper program under which there was $30 million and $20 million, respectively, outstanding at October 31, 1995 and 1994.

Cash dividends increased to $49.7 million ($.60 per share) in 1995 from $42.8 million ($.52 per share) in 1994 and $39.3 million ($.48 per share) in 1993. Quarterly dividends have been increased in each of the past two years to the current level of $.17 per share.

Although the company is affected by inflation and the cyclical nature of the industry, its Engineering and Construction operations are generally protected by the ability to recover cost increases through price escalation provisions in most contracts. Coal operations produce a commodity which is internationally traded at prices established by market factors outside the control of the company. However, commodity prices generally tend over the long-term to correlate with inflationary trends, and the company's substantial coal reserves provide a hedge against the long-term effects on inflation. Although the company has taken actions to reduce its dependence on external economic conditions, management is unable to predict with certainty the amount and mix of future business.

                                                                       Fluor 33

                          CONSOLIDATED BALANCE SHEET

$ in thousands / At October 31,                         1995            1994
----------------------------------------------------------------------------
ASSETS

CURRENT ASSETS

Cash and cash equivalents                        $   292,934     $   374,468
Marketable securities                                137,758         117,618
Accounts and notes receivable                        470,104         318,672
Contract work in progress                            362,910         308,877
Inventories                                           63,284          52,703
Deferred taxes                                        55,088          56,967
Other current assets                                  29,593          29,158
                                                 ---------------------------
Total current assets                               1,411,671       1,258,463
                                                 ---------------------------

PROPERTY, PLANT AND EQUIPMENT

Land                                                  62,309          59,779
Buildings and improvements                           312,981         313,512
Machinery and equipment                            1,063,547         763,992
Mining properties and mineral
 rights                                              590,145         561,574
Construction in progress                              37,402          89,725
                                                 ---------------------------
                                                   2,066,384       1,788,582
Less accumulated depreciation,
 depletion and amortization                          630,573         514,145
                                                 ---------------------------
Net property, plant and equipment                  1,435,811       1,274,437
                                                 ---------------------------

OTHER ASSETS

Goodwill, net of accumulated
 amortization of $11,778 and $8,885,
 respectively                                         33,303          18,009
Investments                                           88,488          53,587
Other                                                259,633         220,272
                                                 ---------------------------
Total other assets                                   381,424         291,868
                                                 ---------------------------
                                                 $ 3,228,906     $ 2,824,768
                                                 ===========================


34 Fluor


$ in thousands / At October 31,                         1995            1994
----------------------------------------------------------------------------
LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES

Accounts and notes payable                       $   372,301     $   333,244
Commercial paper                                      29,937          19,957
Advance billings on contracts                        393,438         220,101
Accrued salaries, wages and
 benefit plan liabilities                            232,863         199,506
Other accrued liabilities                            185,731         210,511
Current portion of long-term debt                     24,375          38,001
                                                 ---------------------------
Total current liabilities                          1,238,645       1,021,320
                                                 ---------------------------

LONG-TERM DEBT DUE AFTER ONE YEAR                      2,873          24,366


NONCURRENT LIABILITIES

Deferred taxes                                        44,211          45,199
Other                                                512,363         513,427
                                                 ---------------------------
Total noncurrent liabilities                         556,574         558,626
                                                 ---------------------------

CONTINGENCIES AND COMMITMENTS


SHAREHOLDERS' EQUITY

Capital stock
Preferred - authorized 20,000,000 shares
 without par value, none issued
Common - authorized 150,000,000 shares of
 $.625 par value; issued and outstanding
 in 1995 - 83,164,866 shares and in 1994 -
 82,507,568 shares                                    51,978          51,567
Additional capital                                   538,503         498,804
Retained earnings (since October 31, 1987)           866,305         684,249
Unamortized executive stock plan expense             (26,865)        (14,472)
Cumulative translation adjustment                        893             308
                                                 ---------------------------
Total shareholders' equity                         1,430,814       1,220,456
                                                 ---------------------------
                                                 $ 3,228,906     $ 2,824,768
                                                 ===========================

See Notes to Consolidated Financial Statement.


                                                                       Fluor 35

                      CONSOLIDATED STATEMENT OF EARNINGS

In thousands, except per share
 amounts / Year ended October 31,            1995          1994           1993
------------------------------------------------------------------------------
REVENUES

Engineering and construction
 services                             $ 8,451,626   $ 7,717,542    $ 7,133,578
Coal                                      849,758       767,725        716,591
                                      ----------------------------------------
Total revenues                          9,301,384     8,485,267      7,850,169
                                      ----------------------------------------

COST OF REVENUES

Engineering and construction
 services                               8,171,351     7,466,274      6,918,464
Coal                                      738,725       672,527        645,911
                                      ----------------------------------------
Total cost of revenues                  8,910,076     8,138,801      7,564,375


OTHER (INCOME) AND EXPENSE

Corporate administrative and
 general expense                           48,636        47,855         43,682
Interest expense                           13,385        16,861         19,982
Interest income                           (32,927)      (21,549)       (20,070)
                                      ----------------------------------------
Total cost and expenses                 8,939,170     8,181,968      7,607,969
                                      ----------------------------------------

EARNINGS BEFORE TAXES                     362,214       303,299        242,200
INCOME TAX EXPENSE                        130,446       110,900         75,400
                                      ========================================

NET EARNINGS                           $  231,768    $  192,399     $  166,800
                                      ========================================

EARNINGS PER SHARE                     $     2.78    $     2.32    $      2.03
                                      ========================================

SHARES USED TO CALCULATE
 EARNINGS PER SHARE                        83,428        82,796         82,282
                                      ========================================

See Notes to Consolidated Financial Statements.


36 Fluor

                     CONSOLIDATED STATEMENT OF CASH FLOWS

In thousands / Year ended October 31,           1995         1994         1993
------------------------------------------------------------------------------
CASH FLOWS FROM OPERATING ACTIVITIES

Net earnings                              $  231,768   $  192,399   $  166,800
Adjustments to reconcile net earnings
 to cash provided by operating
 activities:
 Depreciation, depletion and amortization    146,957      114,258      111,793
 Discontinued operations                           -       (4,287)     (34,184)
 Deferred taxes                                1,709        2,801       (6,082)
 Changes in operating assets and
  liabilities                                  9,408      141,723      (61,430)
 Other, net                                  (20,732)      11,715       11,812
                                          ------------------------------------
Cash provided by operating activities        369,110      458,609      188,709
                                          ------------------------------------

CASH FLOWS FROM INVESTING ACTIVITIES

Capital expenditures                        (318,942)    (236,623)    (158,822)
Payments for purchase of coal companies            -      (38,164)     (10,700)
(Purchase) sale of marketable
 securities, net                             (20,140)     (20,283)      50,249
Investments                                  (16,667)         214      (13,561)
Acquisitions                                 (16,230)           -            -
Proceeds from sale of property,
 plant and equipment                          17,406       18,271        9,841
Initial pretax cash proceeds from
 sale of discontinued operations                   -       51,869            -
Other, net                                   (29,221)      (1,172)       8,626
                                          ------------------------------------
Cash utilized by investing activities       (383,794)    (225,888)    (114,367)
                                          ------------------------------------

CASH FLOWS FROM FINANCING ACTIVITIES

Cash dividends paid                          (49,712)     (42,828)     (39,340)
Payments on long-term debt                   (35,604)      (1,994)     (45,689)
Increase (decrease) in short-term
 borrowings                                    9,980      (10,096)          96
Stock options exercised                        9,757       11,946        8,709
(Decrease) increase in note payable
 to affiliate                                      -      (30,000)      30,000
Other, net                                    (1,271)        (125)      (8,620)
                                          ------------------------------------
Cash utilized by financing activities        (66,850)     (73,097)     (54,844)
                                          ------------------------------------
(Decrease) increase in cash and cash
 equivalents                                 (81,534)     159,624       19,498
Cash and cash equivalents at beginning
 of year                                     374,468      214,844      195,346
                                          ------------------------------------
Cash and cash equivalents at end of
 year                                     $  292,934   $  374,468   $  214,844
                                          ====================================

See Notes to Consolidated Financial Statements.


                                                                      Fluor 37

                CONSOLIDATED STATEMENT OF SHAREHOLDERS' EQUITY

                                                                                             Unamortized
In thousands, except per share amounts       Common Stock                                      Executive    Cumulative
Year ended October 31, 1993, 1994 and    --------------------    Additional     Retained      Stock Plan   Translation
1995                                     Shares        Amount       Capital     Earnings         Expense    Adjustment       Total
----------------------------------------------------------------------------------------------------------------------------------
BALANCE AT OCTOBER 31, 1992              81,480     $  50,925     $ 436,063    $ 407,218     $  (14,610)     $   1,206  $  880,802
                                        ------------------------------------------------------------------------------------------
Net earnings                                                                     166,800                                   166,800
Cash dividends ($.48 per share)                                                  (39,340)                                  (39,340)
Exercise of stock options, net              520           326         8,383                                                  8,709
Stock option tax benefit                                              5,839                                                  5,839
Amortization of
 executive stock plan expense                                                                     1,889                      1,889
Issuance of restricted stock, net            93            57         3,858                      (4,107)                      (192)
Tax benefit from reduction of valuation
 allowance for deferred tax assets                                   24,061                                                 24,061
Translation adjustment
 (net of deferred taxes of $2,694)                                                                              (4,446)     (4,446)
                                        ------------------------------------------------------------------------------------------
BALANCE AT OCTOBER 31, 1993              82,093         51,308      478,204      534,678        (16,828)        (3,240)  1,044,122
                                        ------------------------------------------------------------------------------------------
Net earnings                                                                     192,399                                   192,399
Cash dividends ($.52 per share)                                                  (42,828)                                  (42,828)
Exercise of stock options, net              396            248       11,698                                                 11,946
Stock option tax benefit                                              4,046                                                  4,046
Amortization of
 executive stock plan expense                                                                     3,837                      3,837
Issuance of restricted stock, net            19             11        1,128                      (1,481)                      (342)
Tax benefit from reduction of valuation
 allowance for deferred tax assets                                    3,728                                                  3,728
Translation adjustment
 (net of deferred taxes of $2,268)                                                                               3,548       3,548
                                       -------------------------------------------------------------------------------------------
BALANCE AT OCTOBER 31, 1994              82,508         51,567      498,804      684,249        (14,472)           308   1,220,456
                                       -------------------------------------------------------------------------------------------
Net earnings                                                                     231,768                                   231,768
Cash dividends ($.60 per share)                                                  (49,712)                                  (49,712)
Exercise of stock options, net              264            165        9,592                                                  9,757
Stock option tax benefit                                              2,460                                                  2,460
Amortization of
 executive stock plan expense                                                                     3,684                      3,684
Issuance of restricted stock, net           393            246       20,320                     (16,077)                     4,489
Tax benefit from reduction of valuation
 allowance for deferred tax assets                                    7,327                                                  7,327
Translation adjustment
 (net of deferred taxes of $374)                                                                                   585         585
                                       -------------------------------------------------------------------------------------------
BALANCE AT OCTOBER 31, 1995              83,165      $  51,978    $ 538,503    $ 866,305     $  (26,865)     $     893  $1,430,814
                                       ===========================================================================================

See Notes to Consolidated Financial Statements.


38 Fluor

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

MAJOR ACCOUNTING POLICIES

PRINCIPLES OF CONSOLIDATION
The financial statements include the accounts of the company and its subsidiaries. The equity method of accounting is used for investment ownership ranging from 20 percent to 50 percent. Investment ownership of less than 20 percent is accounted for on the cost method. All significant intercompany transactions of consolidated subsidiaries are eliminated. Certain 1994 and 1993 amounts have been reclassified to conform with the 1995 presentation.

ENGINEERING AND CONSTRUCTION CONTRACTS
The company recognizes engineering and construction contract revenues using the percentage-of-completion method, based primarily on contract costs incurred to date compared with total estimated contract costs. Customer-furnished materials, labor and equipment, and in certain cases subcontractor materials, labor and equipment, are included in revenue and cost of revenue when management believes that the company is responsible for the ultimate acceptability of the project. Contracts are segmented between types of services, such as engineering and construction, and accordingly, gross margin related to each activity is recognized as those separate services are rendered. Changes to total estimated contract costs or losses, if any, are recognized in the period in which they are determined. Revenues recognized in excess of amounts billed are classified as current assets under contract work in progress. Amounts received from clients in excess of revenues recognized to date are classified as current liabilities under advance billings on contracts. The company anticipates that substantially all incurred costs associated with contract work in progress at October 31, 1995 will be billed and collected in 1996.

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

MARKETABLE SECURITIES
Effective November 1, 1994, the company adopted Statement of Financial Accounting Standards No. 115, "Accounting for Certain Investments in Debt and Equity Securities" (SFAS No. 115) which requires that the carrying value of debt and equity securities be adjusted according to guidelines based on their classification as held-to-maturity, available-for-sale or trading. Management determines classification at the time of purchase and reevaluates its appropriateness at each balance sheet date. The company's investments primarily include short-term, highly liquid investment grade securities. All investment securities are considered to be available-for-sale and carried at fair value. As of October 31, 1995 and November 1, 1994 there were no material gross unrealized gains or losses as the carrying value of the security portfolio approximated fair value. Gross realized gains and losses on sales of securities for the year ended October 31, 1995 were not material. The cost of securities sold is based on the specific identification method. As of October 31, 1995 approximately $69.2 million of securities mature within the year, $61.8 million mature in the next one to three years and approximately $6.8 million mature after three years.




                                                                       Fluor 39

INVENTORIES
Coal inventories are stated at the lower of cost, using the last-in, first-out
(LIFO) method, or net realizable value. Supplies and other are valued on the average cost method. Inventories comprise:

$ in thousands / At October 31,                       1995            1994
--------------------------------------------------------------------------
Coal                                              $ 28,874        $ 24,289
Supplies and other                                  34,410          28,414
                                                  ------------------------
                                                  $ 63,284        $ 52,703
                                                  ========================

LONG-LIVED ASSETS
In March 1995, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of" (SFAS No. 121). Although adoption of SFAS No. 121 is not required until 1997, the company will implement the new accounting standard in the first quarter of 1996. Such implementation will not have a material effect on the company's consolidated results of operations or financial position.

DERIVATIVE FINANCIAL INSTRUMENTS
In 1995, the company adopted Statement of Financial Accounting Standards
No. 119, "Disclosure about Derivative Financial Instruments and Fair Value of Financial Instruments" (SFAS No. 119) which requires various disclosures about financial instruments and related transactions. These disclosures have been incorporated in the Notes to Consolidated Financial Statements where appropriate.

The company's utilization of derivative financial instruments is substantially limited to the use of forward exchange contracts to hedge foreign currency transactions. The unrealized gains and losses are deferred and included in the measurement of the related foreign currency transaction. The amount of any gain or loss on these contracts in 1995 was immaterial. The contracts are of varying duration, none of which extend beyond December 1, 1999.

FOREIGN CURRENCY
The company enters into forward exchange contracts to hedge foreign currency transactions and not to engage in currency speculation. The company's forward exchange contracts do not subject the company to risk from exchange rate movements because gains and losses on such contracts offset losses and gains, respectively, on the assets, liabilities or transactions being hedged. At October 31, 1995, the company had $82.4 million of foreign exchange contracts outstanding relating to foreign currency denominated long-term debt and interest, lease commitments and contract obligations. The forward exchange contracts generally require the company to exchange U.S. dollars for foreign currencies at maturity, at rates agreed to at inception of the contracts. If the counterparties to the exchange contracts (primarily AA rated international banks) do not fulfill their obligations to deliver the contracted currencies, the company could be at risk for any currency related fluctuations. The company limits exposure to foreign currency fluctuations in most of its engineering and construction contracts through provisions that require client payments in U.S. dollars or other currencies corresponding to the currency in which costs are incurred. As a result, the company generally has no need to hedge foreign currency cash flows for contract work performed. The functional currency of all significant foreign operations is the local currency.

CONCENTRATIONS OF CREDIT RISK
The company provides a variety of financing arrangements for its engineering and construction clients. The majority of accounts receivable and all contract work in progress are from engineering and construction clients in various industries and locations throughout the world. Most contracts require payments as the projects progress or in certain cases advance payments. The company generally does not require collateral, but in most cases can place liens against the property, plant or equipment constructed if a default occurs. Accounts receivable from customers of the company's Coal operations are primarily concentrated in the steel and utility industries. The company maintains adequate reserves for potential credit losses and such losses have been minimal and within management's estimates.




40 Fluor

CONSOLIDATED STATEMENT OF CASH FLOWS

Securities with maturities of ninety days or less at the date of purchase are classified as cash equivalents. Securities with maturities beyond ninety days are classified as marketable securities and are carried at fair market value and the related cash flows are reported on a net basis. The changes in operating assets and liabilities as shown in the Consolidated Statement of Cash Flows comprise:

$ in thousands / Year ended October 31,        1995          1994          1993
-------------------------------------------------------------------------------
Decrease (increase) in:
  Accounts and notes receivable         $ (141,505)    $   73,905   $  (80,223)
  Contract work in progress                (52,488)        (2,626)     (87,143)
  Inventories                              (10,581)       (18,042)      (1,529)
  Other current assets                       6,292         (8,493)       8,136
Increase (decrease) in:
  Accounts payable                          35,334         43,523       90,720
  Advance billings on contracts            172,062         25,406       20,286
  Accrued liabilities                          294         28,050      (11,677)
                                        --------------------------------------
Change in operating assets
 and liabilities                        $    9,408     $  141,723   $  (61,430)
                                        ======================================
Cash paid during the year for:

Interest expense                        $    7,672     $   12,830   $   20,152
Income tax payments, net                $  121,508     $   81,306   $   89,469
                                        --------------------------------------

ACQUISITIONS AND DISPOSITIONS

In December 1995, the company announced an agreement with Groundwater Technology, Inc. ("GTI") wherein the company will acquire an approximate 55 percent ownership interest in GTI. The acquisition, subject to shareholder approval, will broaden the company's level of environmental services.

During 1995, the company completed certain acquisitions in connection with its goals for strategic long-term growth. All acquisitions have been accounted for under the purchase method of accounting and results of operations have been included in the company's consolidated financial statements from the respective acquisition dates. If these acquisitions had been made at the beginning of 1995 or 1994, pro forma results of operations would not have differed materially from actual results. The following summarizes 1995 acquisitions:

-Management Resources Group, plc, a privately held company headquartered in London, England that provides permanent and temporary placement services for accounting, information technology and office personnel.
-Anderson DeBartolo Pan, Inc., a privately held U.S. company providing professional services in engineering, architectural and construction management to the microelectronics market and the health care, hospitality and sports facilities industries.
-A majority interest in Prosynchem S.A., a privately held company headquartered in Gliwice, Poland that provides engineering and construction services to clients in the petroleum, petrochemicals, chemicals and environmental industries in Poland and other Eastern European countries.

From time to time, the company enters into investment arrangements that are related to its Engineering and Construction business. During 1995, the company invested approximately $13 million in such arrangements, the majority of which related to ongoing investments in an equity fund that focuses on energy related projects and a company formed for the development and operation of a gas transmission pipeline system in Cali, Colombia.

In 1994, the company invested approximately $4 million in joint venture arrangements, the majority of which related to the acquisition of a minority interest in Prochem S.A., one of Poland's largest engineering and construction companies. In 1993, the company formed an exclusive association with ICA Industrial of Mexico and acquired a 49 percent interest in that entity, now known as ICA Fluor Daniel. The company has currently invested approximately $22 million in this joint venture.

Massey Coal purchased three coal mining companies in 1994, for consideration totaling $68 million, consisting of $65 million of property, plant and equipment and mining property and mineral rights and $3 million of working capital and other assets. In 1993, Massey Coal purchased a coal mining company for consideration totaling $14 million, consisting of $13 million of property, plant and equipment and mining property and mineral rights and $1 million of working capital and other assets.

On April 7, 1994, the company completed the sale of its Lead business for consideration consisting of both cash and deferred payments. Proceeds included $52 million cash on the date of the closing and deferred amounts to be paid in installments over periods ranging from five to eight years. The closing of the sale had no impact on the company's earnings beyond what was originally recognized when the Lead business was discontinued in 1992. Revenues from the Lead business were $71 million for the five month period through the date of sale in 1994 and $121 million for the year ended October 31, 1993.




                                                                       Fluor 41

INCOME TAXES

The income tax expense (benefit) included in the Consolidated Statement of Earnings is as follows:

$ in thousands / Year ended October 31,          1995         1994         1993
-------------------------------------------------------------------------------
Current:
 Federal                                    $  88,762    $  58,420    $  58,489
 Foreign                                       26,803       37,151       23,490
 State and local                               13,172       12,528       12,124
                                            -----------------------------------
Total current                                 128,737      108,099       94,103
                                            -----------------------------------
Tax liability reversal                              -            -      (12,621)
                                            -----------------------------------
Deferred:
Federal                                       (10,776)      (2,145)      (1,634)
Foreign                                        11,953        4,673       (3,939)
State and local                                   532          273         (509)
                                            -----------------------------------
Total deferred                                  1,709        2,801       (6,082)
                                            -----------------------------------
Total income tax expense                    $ 130,446    $ 110,900    $  75,400
                                            ===================================

The income tax expense (benefit) applicable to continuing operations and discontinued operations is as follows:

$ in thousands / Year ended October 31,          1995         1994         1993
-------------------------------------------------------------------------------
Provision for continuing operations:
 Current                                    $ 128,737    $ 133,870    $ 110,917
 Tax liability reversal                             -            -      (12,621)
 Deferred                                       1,709      (22,970)     (22,896)
                                            -----------------------------------
Total provision for continuing operations     130,446      110,900       75,400
                                            -----------------------------------
Provision for discontinued operations:
 Current                                            -      (25,771)     (16,814)
 Deferred                                           -       25,771       16,814
                                            -----------------------------------
Total provision for discontinued operations         -            -            -
                                            -----------------------------------
Total income tax expense                    $ 130,446    $ 110,900    $  75,400
                                            ===================================

The discontinued operation tax provision activity for 1994 and 1993 results from the recognition of income tax return benefits associated with the operations and disposal of the company's Lead business.


A reconciliation of U.S. statutory federal income tax to the income tax expense on the earnings from continuing operations is as follows:

$ in thousands / Year ended October 31,          1995         1994         1993
-------------------------------------------------------------------------------
U.S. statutory federal income tax expense   $ 126,775    $ 106,155    $  84,358
Increases (decreases) in taxes
 resulting from:
  State and local income taxes                  9,288        8,498        5,205
  Effect of non-U.S. tax rates                  5,682        7,412        6,173
  Depletion                                   (10,497)      (9,560)      (5,256)
  Tax liability reversal                            -            -      (12,621)
  Other, net                                     (802)      (1,605)      (2,459)
                                            -----------------------------------
Total income tax expense - continuing
 operations                                 $ 130,446    $ 110,900    $  75,400
                                            ===================================



42 Fluor

Deferred taxes reflect the tax effects of differences between the amounts recorded as assets and liabilities for financial reporting purposes and the amounts recorded for income tax purposes. The tax effects of significant temporary differences giving rise to deferred tax assets and liabilities are as follows:

$ in thousands / At October 31,                         1995            1994
----------------------------------------------------------------------------
Deferred tax assets:
 Accrued liabilities not currently deductible     $  156,925       $ 169,899
 Tax basis of building in excess of book basis        23,149          24,260
 Other                                                79,120          52,272
                                                  --------------------------
 Total deferred tax assets                           259,194         246,431
 Valuation allowance for deferred tax assets         (44,397)        (51,724)
                                                  --------------------------
Deferred tax assets, net                             214,797         194,707
                                                  --------------------------
Deferred tax liabilities:
 Coal mining property book basis
  in excess of tax basis                             (93,633)        (95,818)
 Tax on unremitted non-U.S. earnings                 (34,688)        (28,685)
 Other                                               (75,599)        (58,436)
                                                  --------------------------
 Total deferred tax liabilities                     (203,920)       (182,939)
                                                  --------------------------
Net deferred tax assets                           $   10,877       $  11,768
                                                  ==========================

The company established a valuation allowance to reduce certain deferred tax assets to amounts that are more likely than not to be realized. Some of this allowance relates to deferred tax assets existing at the date of the company's 1987 quasi-reorganization. Reductions in the valuation allowance relating to these 1987 deferred tax assets are credited to additional capital. In 1995 and 1994, reductions in the valuation allowance resulted in an increase to additional capital of $7.3 million and $3.7 million, respectively.

Residual income taxes of approximately $12 million have not been provided on approximately $30 million of undistributed earnings of certain foreign subsidiaries at October 31, 1995, because the company intends to keep those earnings reinvested indefinitely.


United States and foreign earnings from continuing operations before taxes are as follows:

$ in thousands / Year ended October 31,        1995         1994         1993
-----------------------------------------------------------------------------
United States                             $ 249,776    $ 196,397    $ 175,835
Foreign                                     112,438      106,902       66,365
                                          -----------------------------------
Total                                     $ 362,214    $ 303,299    $ 242,200
                                          ===================================

Net earnings for 1993 include $12.6 million related to the favorable conclusion of a federal income tax audit for the years 1984 through 1986. As a result of the conclusion of that audit, $12.6 million in income tax liabilities were no longer deemed necessary and were reversed.

The Internal Revenue Service is currently examining the company's returns for fiscal years 1987 through 1992. Management does not expect the resolution of any tax issues raised by the IRS for these years or subsequent periods to have a material adverse effect on the company's consolidated financial position or results of operations.




                                                                       Fluor 43

RETIREMENT BENEFITS

The company sponsors contributory and non-contributory defined contribution retirement and defined benefit pension plans for eligible employees. Contributions to defined contribution retirement plans are based on a percentage of the employee's compensation. Expense recognized for these plans of $69 million in 1995 and $67 million in both 1994 and 1993, is primarily related to domestic engineering and construction operations. Contributions to defined benefit pension plans are generally at the minimum annual amount required by applicable regulations. Payments to retired employees under these plans are generally based upon length of service and/or a percentage of qualifying compensation. The defined benefit pension plans are primarily related to international engineering and construction operations, U.S. craft employees and coal operations. Net periodic pension income for defined benefit pension plans includes the following components:

$ in thousands / Year ended October 31,         1995         1994         1993
------------------------------------------------------------------------------
Service cost incurred during the period     $ 12,385     $ 14,310     $ 11,528
Interest cost on projected benefit
 obligation                                   21,578       20,275       18,494
Income and gains on assets invested          (50,776)      (7,907)     (74,228)
Net amortization and deferral                 11,198      (34,255)      39,295
                                            ----------------------------------
Net periodic pension income                 $ (5,615)    $ (7,577)    $ (4,911)
                                            ==================================

The following assumptions were used in the determination of net periodic cost:

Year ended October 31,                          1995          1994         1993
-------------------------------------------------------------------------------
Discount rates                            7.75-9.25%      7.0-8.0%     8.5-9.5%
Rates of increase in
 compensation levels                       4.0-6.25%      3.5-5.0%     5.0-6.0%
Expected long-term rates of
 return on assets                        6.75-10.25%     6.0-10.0%    7.5-10.0%

The following table sets forth the funded status of the defined benefit pension plans:

$ in thousands / At October 31,                            1995            1994
-------------------------------------------------------------------------------
Actuarial present value of benefit obligations:
 Vested benefit obligation                           $  253,444      $  212,011
 Nonvested benefit obligation                             9,708          10,433
                                                     --------------------------
Accumulated benefit obligation                       $  263,152      $  222,444
                                                     ==========================
Plan assets at fair value (primarily
 listed stocks and bonds)                            $  427,145      $  392,129
Projected benefit obligation                           (307,759)       (263,038)
                                                     --------------------------
Plan assets in excess of projected
 benefit obligation                                     119,386         129,091
Unrecognized net loss (gain)                              1,962         (13,682)
Unrecognized net asset at implementation                (18,590)        (20,640)
                                                     --------------------------
Pension asset recognized in the
 Consolidated Balance Sheet                          $  102,758      $   94,769
                                                     ==========================

--------------
Amounts shown above at October 31, 1995 and 1994 exclude the projected benefit obligation of $117 million and $109 million, respectively, and an equal amount of associated plan assets relating to discontinued operations.



In recognition of the current interest rate environment, as of October 31, 1995 the company adjusted the discount rates used in the determination of its benefit obligations to 6.75-8.5 percent, the expected long-term rates of return to 5.75-9.5 percent and the rates of salary increases to 3.25-5.5 percent.

Massey Coal Company ("Massey") participates in multiemployer defined benefit pension plans for its union employees. Pension expense related to these plans approximated $.5 million in each of the years ended October 31, 1995, 1994 and 1993. Under the Coal Industry Retiree Health Benefits Act of 1992, Massey is required to fund medical and death benefits of certain beneficiaries. Massey's obligation under the Act is estimated to aggregate $47 million at October 31, 1995, which will be recognized as expense as payments are assessed. The expense recorded for such benefits approximated $2 million for the year ended October 31, 1995, and $4 million in each of the years ended October 31, 1994 and 1993.



44 Fluor

In addition to the company's defined benefit pension plans, the company and certain of its subsidiaries provide health care and life insurance benefits for certain retired employees. The health care and life insurance plans are generally contributory, with retiree contributions adjusted annually. Service costs are accrued currently.

The accumulated postretirement benefit obligation at October 31, 1995 and 1994 was determined in accordance with the current terms of the company's health care plans, together with relevant actuarial assumptions and health care cost trend rates projected at annual rates ranging from 11.3 percent in 1996 down to 5 percent in 2005 and beyond. The effect of a one-percent annual increase in these assumed cost trend rates would increase the accumulated postretirement benefit obligation and the aggregate of the annual service and interest costs by approximately 11 percent.

Net periodic postretirement benefit cost includes the following components:

$ in thousands / Year ended October 31,         1995          1994         1993
-------------------------------------------------------------------------------
Service cost incurred during the period      $ 1,172       $ 1,352      $ 1,017
Interest cost on accumulated
 postretirement benefit obligation             4,899         4,153        4,633
                                             ----------------------------------
Net periodic postretirement benefit cost     $ 6,071       $ 5,505      $ 5,650
                                             ==================================

The following table sets forth the plans' funded status and accumulated postretirement benefit obligation which has been fully accrued in the company's Consolidated Balance Sheet:

$ in thousands / At October 31,                            1995            1994
-------------------------------------------------------------------------------
Accumulated postretirement benefit obligation:
Retirees                                               $ 51,787        $ 44,517
Fully eligible active participants                        4,821           4,853
Other active plan participants                           14,705          10,713
Unrecognized gain (loss)                                 (6,426)          3,667
                                                       ------------------------
Accrued postretirement benefit obligation              $ 64,887        $ 63,750
                                                       ========================

The discount rate used in determining the accumulated postretirement benefit obligation was 7.5 percent and 8.5 percent at October 31, 1995 and 1994, respectively.

The above information does not include amounts related to benefit plans applicable to employees associated with certain contracts with the U.S. Department of Energy because the company is not responsible for the current or future funded status of these plans.


FAIR VALUE OF FINANCIAL INSTRUMENTS

The estimated fair value of the company's financial instruments are as follows:

                                                                1995                             1994
$ in thousands / At October 31,        Carrying Amount    Fair Value    Carrying Amount    Fair Value
-----------------------------------------------------------------------------------------------------
Assets:
 Cash and cash equivalents                   $ 292,934     $ 292,934          $ 374,468     $ 374,468
 Marketable securities                         137,758       137,758            117,618       119,555
 Notes receivable including
  noncurrent portion                            83,515        86,769            104,117       105,088
 Long-term investments                          30,990        32,127             15,811        16,616
Liabilities:
 Commercial paper and notes payable             29,937        29,937             19,957        19,957
 Long-term debt including
  current portion                               27,248        28,420             62,367        64,405
 Other noncurrent financial liabilities          2,572         2,572              2,691         2,691
Off-balance sheet financial instruments:
 Foreign currency contract obligations               -        (2,146)                 -           219
 Letters of credit                                   -           572                  -           740
 Line of credit                                      -           997                  -         1,384



                                                                       Fluor 45

Fair values were determined as follows:

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

Other noncurrent financial liabilities consist primarily of deferred payments, for which cost approximates fair value.

Foreign currency contract obligations are estimated by obtaining quotes from brokers.

Letters of credit and line of credit amounts are based on fees currently charged for similar agreements or on the estimated cost to terminate or settle the obligations.


LONG-TERM DEBT

Long-term debt comprises:

$ in thousands / At October 31,                             1995           1994
-------------------------------------------------------------------------------
Deutsche mark financing, with a currency exchange
 agreement fixing the repayments in U.S. dollars
 at an effective interest rate of 9.5%, due in 1996     $ 23,644       $ 23,644
13.50% first mortgage note, prepaid in 1995                    -         34,701
Other notes                                                3,604          4,022
                                                        -----------------------
                                                          27,248         62,367
Less: Current portion                                     24,375         38,001
                                                        -----------------------
Long-term debt due after one year                       $  2,873       $ 24,366
                                                        =======================

Long-term debt maturities are as follows: 1997, $2.7 million; 1998, 1999 and 2000, no maturities; and $.2 million thereafter. All long-term debt (including current portion) outstanding at October 31, 1995, bears interest at fixed rates.

The company has unsecured committed revolving long-term lines of credit with banks from which it may borrow for general corporate purposes up to a maximum of $250 million. Commitment and facility fees are paid on these lines. In addition, the company has $974 million in short-term uncommitted lines of credit. Borrowings under lines of credit and revolving credit agreements bear interest at prime or rates based on the London Interbank Offered Rate ("LIBOR"), domestic certificates of deposit or other rates which are mutually acceptable to the banks and the company. At October 31, 1995, no amounts were outstanding under the committed lines of credit. As of that date, $213 million of the short-term uncommitted lines of credit were used to support undrawn letters of credit issued in the ordinary course of business.

The company had unsecured commercial paper outstanding in the amount of $30 million and $20 million at October 31, 1995 and 1994, respectively. The commercial paper was issued at a discount with an effective interest rate of
5.8 percent and 5.0 percent in 1995 and 1994, respectively. Maturities ranged from 14 to 90 days in 1995 and 9 to 90 days in 1994. The weighted average maturities were 14 and 16 days at October 31, 1995 and 1994, respectively. The maximum and average balances outstanding for the years ended October 31, 1995 and 1994 were $75 million and $21 million, respectively, and $53 million and $24 million, respectively, with weighted average interest rates of 5.9 percent and 3.6 percent, respectively.


OTHER NONCURRENT LIABILITIES

The company maintains appropriate levels of insurance for business risks. Insurance coverages contain various deductible amounts for which the company provides accruals based on the aggregate of the liability for reported claims and an actuarially determined estimated liability for claims incurred but not reported. Other noncurrent liabilities include $108.1 million and $112.1 million at October 31, 1995 and 1994, respectively, relating to these liabilities.

46 Fluor

STOCK PLANS

The company's executive stock plans, approved by the shareholders, provide for grants of nonqualified or incentive stock options, restricted stock awards and stock appreciation rights ("SARs"). All plans are administered by the Organization and Compensation Committee of the Board of Directors ("Committee") comprised of outside directors, none of whom are eligible to participate in the plans. Stock options may be granted with or without SARs. Grant prices are determined by the Committee and are established at the fair market value of the company's common stock at the date of grant. Options and SARs normally extend for 10 years and under committee policy become exercisable in installments of 25 percent per year commencing one year from the date of grant or over a vesting period determined by the Committee. In 1995, the company issued 561,000 options that will vest only if certain performance related conditions are met.

Restricted stock awards issued under the plans provide that shares awarded may not be sold or otherwise transferred until restrictions as established by the Committee have lapsed. Upon termination of employment, shares upon which restrictions have not lapsed must be returned to the company. Restricted stock issued under the plans totaled 405,089 and 52,560 shares in 1995 and 1994, respectively.

The following table summarizes stock option activity:

                                                                   Price Per
                                               Stock Options           Share
----------------------------------------------------------------------------
OUTSTANDING AT OCTOBER 31, 1993                    2,490,444       $   12-44
Granted                                               59,480              51
Expired or cancelled                                 (82,374)          36-44
Exercised                                           (396,044)          12-44
                                                 ---------------------------
OUTSTANDING AT OCTOBER 31, 1994                    2,071,506           12-51
Granted                                            2,034,270           43-59
Expired or cancelled                                 (23,834)          35-51
Exercised                                           (266,336)          12-51
                                                 ---------------------------
OUTSTANDING AT OCTOBER 31, 1995                    3,815,606       $   12-59
                                                 ===========================
Exercisable at:
October 31, 1994                                   1,358,986       $   12-44
October 31, 1995                                   1,406,583       $   12-51
                                                 ---------------------------
Available for grant at:
October 31, 1994                                   2,610,047*
October 31, 1995                                     230,992*
                                                 --------------

* Available for grant includes shares which may be granted as either stock options or restricted stock, as determined by the Committee under the 1988 Fluor Executive Stock Plan.


In October 1995, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" (SFAS No. 123). SFAS No. 123 establishes financial accounting and reporting standards for stock-based compensation plans and to transactions in which an entity issues its equity instruments to acquire goods and services from nonemployees. The new accounting standards prescribed by SFAS No. 123 are optional, and the company may continue to account for its plans under previous accounting standards. The company does not expect to adopt the new accounting standards, consequently, SFAS No. 123 will not have a material impact on the company's consolidated results of operations or financial position. However, pro forma disclosures of net earnings and earnings per share must be made as if the SFAS No. 123 accounting standards had been adopted. Adoption of SFAS
No. 123 is not required by the company until 1997.


LEASE OBLIGATIONS

Net rental expense amounted to $67 million, $60 million, and $69 million in 1995, 1994, and 1993, respectively. The company's lease obligations relate primarily to office facilities, equipment used in connection with long-term construction contracts and other personal property. The company's obligations for minimum rentals under noncancelable leases are as follows:

$ in thousands / October 31, 1995
---------------------------------------------------------------------------
1996                                                               $ 26,685
1997                                                                 26,835
1998                                                                 24,247
1999                                                                 15,841
2000                                                                  6,278
Thereafter                                                           34,682

At October 31, 1995 and 1994, obligations under capital leases of approximately $5 million and $6 million, respectively, are included in other noncurrent liabilities.

                                                                       Fluor 47

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

Financial guarantees, made in the ordinary course of business on behalf of clients and others in certain limited circumstances, are entered into with financial institutions and other credit grantors and generally obligate the company to make payment in the event of a default by the borrower. Most arrangements require the borrower to pledge collateral in the form of property, plant and equipment which is deemed adequate to recover amounts the company might be required to pay. As of October 31, 1995, the company had extended financial guarantees on behalf of certain clients and other unrelated third parties totaling $47.1 million.

The company's operations are subject to and affected by federal, state and local laws and regulations regarding the protection of the environment. The company maintains reserves for potential future environmental costs where such obligations are either known or considered probable, and can be reasonably estimated.

The sale by the company of its Lead business included St. Joe Minerals Corporation ("St. Joe") and its environmental liabilities for several different lead mining, smelting and other lead-related environmental sites. As a condition of the St. Joe sale, however, the company retained responsibility for certain non-lead-related environmental liabilities arising out of St. Joe's former zinc mining and smelting division, but only to the extent that such liabilities are not covered by St. Joe's comprehensive general liability insurance. These liabilities arise out of three zinc facilities located in Bartlesville, Oklahoma; Monaca, Pennsylvania; and Balmat, New York
(the "Zinc Facilities").

In 1987 St. Joe sold its zinc mining and smelting division to Zinc Corporation of America ("ZCA"). As part of the sale agreement, St. Joe and the company agreed to indemnify ZCA for certain environmental liabilities arising from operations conducted at the Zinc Facilities prior to the sale. During 1993 ZCA made claims under this indemnity as well as under the Comprehensive Environmental Response, Compensation and Liability Act ("CERCLA") against St. Joe for past and future environmental expenditures at the Zinc Facilities. In 1994 ZCA filed suit against St. Joe and the company among others, seeking compensation for environmental expenditures at the Zinc Facilities. In 1994 the company and St. Joe, among others, executed a settlement agreement with ZCA which, among other things, cancels the indemnity previously provided to ZCA and limits environmental expenditures at the Zinc Facilities for which St. Joe would be responsible to no more than approximately $10 million, which was previously fully reserved by the company. Expenses incurred and payments made under the settlement agreement would be made over the span of at least five years.

The company and St. Joe, among others, are currently prosecuting cost recovery actions under CERCLA against other potentially responsible parties for the Bartlesville facility. In addition, St. Joe has initiated legal proceedings against certain of its insurance carriers alleging that the investigative and remediation costs for which St. Joe is or may be responsible, including costs incurred prior to the sale of St. Joe and costs related to the Zinc Facilities, are covered by insurance. A portion of any recoveries received from the insurance carriers would be, pursuant to the St. Joe sale agreement, for the benefit of the company. In January 1995 St. Joe consummated a settlement with one of its primary insurance carriers that provided coverage for a minor portion of the applicable coverage periods. In May 1995, St. Joe received a favorable ruling from the Orange County Superior Court which ordered St. Joe's other primary insurance carrier to provide a defense to St. Joe for certain environmental liabilities, including the Zinc facilities. This insurer has appealed the Superior Court's order. In-as-much as the insurance as well as the cost recovery proceedings remain in the early stages of litigation, no credit or offset (other than for amounts actually received in settlement) has been taken into account by the company in establishing its reserves for future environmental costs.

The company believes, based upon present information available to it, that its reserves with respect to future environmental costs are adequate and such future costs will not have a material effect on the company's consolidated financial position, results of operations or liquidity. However, the imposition of more stringent requirements under environmental laws or regulations, new developments or changes regarding site cleanup costs or the allocation of such costs among potentially responsible parties, or a determination that the company is potentially responsible for the release of hazardous substances at sites other than those currently identified, could result in additional expenditures, or the provision of additional reserves in expectation of such expenditures.

48 Fluor

                REPORTS OF MANAGEMENT AND INDEPENDENT AUDITORS


MANAGEMENT

The company is responsible for preparation of the accompanying consolidated balance sheet and the related consolidated statements of earnings, cash flows and shareholders' equity. These statements have been prepared in conformity with generally accepted accounting principles and management believes that they present fairly the company's consolidated financial position and results of operation. The integrity of the information presented in the financial statements, including estimates and judgments relating to matters not concluded by fiscal year end, is the responsibility of management. To fulfill this responsibility, an internal control structure designed to protect the company's assets and properly record transactions and events as they occur has been developed, placed in operation and maintained. The internal control structure is supported by an extensive program of internal audits and is tested and evaluated by the independent auditors in connection with their annual audit. The Board of Directors pursues its responsibility for financial information through an Audit Committee of Directors who are not employees.
The internal auditors and the independent auditors have full and free access to the Committee. Periodically, the Committee meets with the independent auditors without management present to discuss the results of their audits, the adequacy of the internal control structure and the quality of financial reporting.



/s/ Les McCraw                           /s/ J. Michal Conaway
Chairman of the Board and                Vice President and
Chief Executive Officer                  Chief Financial Officer



INDEPENDENT AUDITORS

Board of Directors and Shareholders
Fluor Corporation

We have audited the accompanying consolidated balance sheet of Fluor Corporation as of October 31, 1995 and 1994, and the related consolidated statements of earnings, cash flows, and shareholders' equity for each of the three years in the period ended October 31, 1995. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Fluor Corporation at October 31, 1995 and 1994, and the consolidated results of its operations and its cash flows for each of the three years in the period ended October 31, 1995, in conformity with generally accepted accounting principles.


                                         /s/ Ernst & Young LLP


Orange County, California
November 28, 1995


                                                                       Fluor 50

                           QUARTERLY FINANCIAl DATA

                                  (Unaudited)

The following is a summary of the quarterly results of operations:

                                                  First           Second          Third           Fourth
$ in thousands, except per share amounts        Quarter          Quarter        Quarter          Quarter
--------------------------------------------------------------------------------------------------------
1995

Revenues                                    $ 2,059,626      $ 2,229,313    $ 2,436,831      $ 2,575,614
Gross margin                                     84,931           95,342        100,946          110,089
Earnings before taxes                            79,124           86,984         94,579          101,527
Net earnings                                     50,323           55,322         60,152           65,971
Earnings per share                          $      0.61      $      0.66    $      0.72      $      0.79
                                            ============================================================

1994

Revenues                                    $ 2,057,665      $ 2,079,593    $ 1,963,052      $ 2,384,957
Gross margin                                     81,039           88,270         89,377           87,780
Earnings before taxes                            70,998           75,139         76,008           81,154
Net earnings                                     43,998           47,739         48,308           52,354
Earnings per share                          $      0.53      $      0.58    $      0.58      $      0.63
                                            ============================================================








                                                                       Fluor 51