Form 10-K, Exhibit 13
period 1996-10-31
FLUOR CORP/DE/
filed 1997-01-28
CIK 37748

Fluor Corporation
================================================================================


Mission Statement

As Fluor Daniel employees, our mission is to assist clients in attaining a competitive advantage by delivering quality services of unmatched value.

Company Description

Fluor Corporation is one of the world's largest international engineering, construction, maintenance and diversified services companies, with an important investment in low-sulfur coal. Fluor Daniel, the company's principal operating business, provides a broader range of technical services to more clients in more industries and geographic locations than any global competitor. Fluor Daniel provides global capability from more than 80 offices worldwide. A. T. Massey, Fluor's coal operation, ranks among the top five U.S. coal companies, producing high-quality, low-sulfur steam coal for the electric generating industry, as well as industrial customers, and metallurgical coal for the steel industry.

On the Cover

Fluor Corporation is dedicated to accelerated, consistent, long-term growth. We hope you enjoy this year's annual report, which has taken a lighthearted approach to conveying some serious messages about the company's strategy and growth potential.


   Table of Contents


   1  Key Highlights
   2  1996 Key Achievements
   3  Letter to Stockholders
   4  Accelerating Growth - No Borders, No Limits
   7  Operations Report
  21  Financials
  22  Operating Statistics
  23  Selected Financial Data
  24  Management's Discussion and Analysis
  28  Consolidated Financial Statements
  44  Reports of Management and Independent Auditors
  45  Quarterly Financial Data
  45  Worldwide Offices
  46  Directors
  48  Officers
  49  Stockholders' Reference

1996 Annual Report
================================================================================



                                Key Highlights

Net earnings increased 16 percent to $268 million or $3.17 per share, a new record.


Earnings from continuing operations have grown on average more than 15 percent annually for the past nine years.

New awards increased 22 percent to a record $12.5 billion; backlog grew 7 percent to $15.8 billion.

Fluor Daniel reported operating profits up 12 percent to $320 million, the highest in its history.


     Diversified Services, the extension of core competencies, was a major contributor to Fluor Daniel's growth and is enhancing future earnings potential.


  A.T. Massey posted record operating profits of $135 million, up 21 percent.


Fluor Daniel and Massey further improved their excellent safety records. Fluor
                 Daniel remains the world's safest contractor.


   Acquisition activity and capital spending to enhance the company's growth potential increased significantly in 1996.


Quarterly cash dividends for 1997 were raised 12 percent to 19 cents per share, representing a payout of approximately 24 percent of 1996 earnings.


    Fluor stock increased 16 percent in fiscal 1996 from $56.50 to $65.50.


       [GRAPH APPEARS HERE]

  89  90   91  92  93  94   95  96
-------------------------------------
  84  119  153 135 167 192  232 268
-------------------------------------
  Earnings from
  Continuing Operations
  dollars in millions


       [GRAPH APPEARS HERE]

   89  90   91  92  93  94   95  96
-------------------------------------
  .14 .24  .32 .40 .48 .52  .60 .68
-------------------------------------
  Dividends
  dollars


       [GRAPH APPEARS HERE]

   89  90   91  92  93  94   95  96
-------------------------------------
  .28 .23  .21 .18 .15 .11  .10 .07*
-------------------------------------
  Safety Performance

  Lost Workday Incidence Rates for Fluor Daniel
  *70 times better than the National Industry Average


                 [GRAPH APPEARS HERE]

   89      90      91     92       93      94     95       96
---------------------------------------------------------------
 28 3/4  32 3/8  45 5/8  44 5/8  40 3/4  49 1/2  56 1/2  65 1/2
---------------------------------------------------------------
  Stock Price
  dollars

Fluor Corporation                                                            2
==============================================================================

  1996 Key Achievements

                                                                                                Percent
  $ in thousands, except per share amounts                       1996               1995         Change
--------------------------------------------------------------------------------------------------------
  Fiscal Year
  Revenues                                                  $ 11,015,192       $  9,301,384          18
  Net earnings                                                   268,084            231,768          16
  Earnings per share                                        $       3.17       $       2.78          14
  Return on average shareholders' equity                            17.4%              17.6%         --
  Capital expenditures                                      $    392,436       $    318,942          23
  New awards                                                $ 12,487,800       $ 10,257,100          22
  Produced coal sold (thousands of short tons)                    31,091             27,410          13
  Cash dividends per common share                           $        .68       $        .60          13
                                                            -------------------------------------------

  At Fiscal Year End
  Working capital                                           $    151,255       $    173,026         -13
  Total assets                                                 3,951,726          3,228,906          22
  Backlog*                                                    15,757,400         14,724,900           7
  Capitalization
       Long-term debt                                              2,967              2,873           3
       Shareholders' equity                                    1,669,726          1,430,814          17
                                                            -------------------------------------------

  Total capitalization                                      $  1,672,693       $  1,433,687          17
  Long-term debt as a percent of total capitalization                 .2%                .2%         --
  Shareholders' equity per common share                     $      19.93       $      17.20          16
  Closing stock price                                       $      65.50       $      56.50          16
                                                            -------------------------------------------

  Salaried employees                                              27,514             18,880          46
  Craft/hourly employees                                          24,947             22,798           9
                                                            -------------------------------------------

  Total employees                                                 52,461             41,678          26
                                                            -------------------------------------------

  The quarterly dividend was increased from $.15 per share to $.17 per share in the first quarter of 1996 and to $.19 per share in the first quarter of 1997.

  *Backlog does not reflect A.T. Massey Coal operations or certain Diversified
   Services activities.

      [GRAPH APPEARS HERE]

---------------------------------
  Operating Profit by
  Segment 1996
---------------------------------
  .   E&C                   70%
  .   Coal                  30%


      [GRAPH APPEARS HERE]

  89   90  91  92  93  94   95  96
-------------------------------------
  6.1  7.2 6.6 6.6 7.9 8.5  9.3 11.0
-------------------------------------
  Revenues from
  Continuing Operations
  dollars in billions


      [GRAPH APPEARS HERE]

   89  90   91  92  93   94  95  96
-------------------------------------
   130 126  107 273 172  237 319 392
-------------------------------------
  Capital Expenditures
  Excludes discontinued operations
  dollars in millions

-------------------------------------
 .   E&C      .  Coal

1996 Annual Report                                                             3
================================================================================

Dear Fellow Stockholder

In reflecting on the past year, I'm struck by a number of strong beliefs. First, there is a feeling of just how fortunate I am to be part of the Fluor Daniel and Massey teams, both clear leaders in their respective industries. Second, there is the constant reinforcement that those teams are made up of such outstanding and dedicated members who are constantly challenging the status quo as they seek to improve in all aspects. Third, there is the realization that we are exceptionally well positioned to benefit from explosive global expansion of so many industries. Each day we see the importance and power of liberalized trade and investment policies.

       Your company just completed the best year in its history. Records were set in four key areas: earnings up 16 percent; revenues up 18 percent; new awards up a strong 22 percent; and a safety performance which surpassed last year's impressive results and reconfirms that Fluor Daniel is indeed the safest contractor worldwide.

       Most of our markets were highly active. In our Fluor Daniel operations, demand for petroleum/petrochemical and chemical facilities; a number of mining, electronics, telecommunication, consumer product projects and power opportunities; along with important new projects from the U.S. Department of Energy, all helped to improve performance.

       Our Diversified Services Group recorded a particularly strong year, including positive results from recent acquisitions. As reported to you in previous annual reports, we are providing certain of our core competencies to clients outside the typical project cycle, thereby increasing our growth and profit potential.

       In A.T. Massey's operations, demand for low-sulfur steam and metallurgical coal also remained strong. This, together with our new longwall mining installation, which dramatically reduces cost and increases output, and our unique ability to rapidly shift production to meet customer needs, combined to help give Massey its best year ever.

       Results from continuing operations have now grown on average 15 percent for the past nine years, ranking us among the best performing of all U.S. industry. Yet we believe we can do better in both growth rate and return on shareholders' equity. As we continually remind employees worldwide, this company has only scratched the surface of its potential.

       As we look ahead, we are very encouraged about our prospects. Global economic expansion and capital spending appear to be on a sustainable, upward trend, with Latin America, Asia Pacific, the Middle East, and Central and Eastern Europe heading the list. But just as significant, the strategy we have embraced--to provide more services to more clients in more locations than any global competitor and to do so in a way which is BETTER, FASTER, CHEAPER and SAFER--is facilitating accomplishment of the many stretch goals we have set for ourselves.

       In building upon last year's success, you should know that we contemplate further actions designed to increase shareholder value. For the past three years, we have made a number of strategic investments, both in acquisitions and internal expansion with such moves as the opening of new offices, the relocation of key executives to be closer to markets and clients, and development of important new technologies and services. While many of these investments are beginning to show results, we are mindful that initiatives of this kind tend to bring along corresponding increases in operating expenses, causing pressure on margins. Throughout 1997, we will take steps to strengthen our margins through achievement of greater cost efficiencies in our operations and projects, and continue to be highly selective in those projects we choose to pursue.

       In the pages which follow, we discuss the vital importance that culture continues to play in our ongoing success. We truly see no borders nor limits to our market potential and what we can achieve when we fully focus our global resources. Our core strengths are the envy of our industry, and the culture we are creating assures their long-term viability.

       In referencing our many successes, I would be remiss if I did not acknowledge the contributions of our Board. You should know that your Board is actively involved in overseeing company initiatives and last fall spent several days with our Leadership Team reviewing overall company direction and strategy. Through their knowledge of our businesses and

[PICTURE APPEARS HERE]

perspectives on our industry, many thoughtful observations were put forth which have been key to firming up our plans for the future. It was with a great deal of pleasure that we welcomed two new directors to our Board. Don L. Blankenship, chairman and chief executive officer of A.T. Massey, was elected in September. Thomas L. Gossage, retired chairman and former president and chief executive officer of Hercules, Inc., was elected in January. Both bring very valuable business perspectives and will be a strength for us in the future.

       This is truly an exciting time for Fluor. On behalf of our employees worldwide, I want to thank our many clients for their trust and confidence in our work, and you-our owners-for your support in the past, and confidence in our future. If you have questions or comments, don't hesitate to contact us.


/s/ Les McCraw

Les McCraw

Chairman and Chief Executive Officer
January 16, 1997

Fluor Corporation                                                              4
================================================================================

                               Accelerating Growth


                              [ART APPEARS HERE]


  No Borders, No Limits

  In today's business climate, most companies are devising strategies for growth or scenarios to accelerate it. Many of these strategies are designed around an organization's core strengths. Fortunately for us, we believe we have core strengths which clearly separate us from our principal competitors--a strong global presence, the most diverse array of services in the industry, a healthy diversity of markets served, the flexibility to rapidly shift resources to meet any client need, use of the most advanced technology, a low-sulfur coal business positioned for growth, financial strength and a safety record second to none.

         But if our many years of success have taught us a single, fundamental lesson, it's that the core strengths of any company have a way of being transitory, sustained for periods of time but then gone for reasons which are often difficult to grasp.

         Sustaining and building upon core strengths as a strategy to achieve and accelerate growth is, therefore, a challenging goal to attain. We believe the answer, however, lies in something basic to every business enterprise--culture.

         For the most part, a company either has a culture which is designed to consistently achieve excellence, or one which allows mediocrity or even under-performance to routinely occur. The culture we're creating throughout our company is, in many ways, our distinguishing characteristic and one of continuous performance improvement. It gives us self-confidence and enables us to set aggressive goals, guides our behavior and establishes how we act--how we anticipate our clients'

1996 Annual Report                                                             5
================================================================================



needs, how we devise solutions, how we apply and focus our resources--in effect, how we think about and approach our work.

         The genesis of our new culture change began in 1994 when seven company leaders carved out a plan designed to keep us competitive amid a quickly changing world marketplace. Known as "Task Force A," the members of this group knew the company possessed tremendous potential and was capable of creating a far more powerful future! The key? Find a way to unleash this potential from within.

         The task required more than the traditional reengineering--it required that we reinvent ourselves and embrace a full-scale cultural transformation. This ongoing transformation is based upon the six characteristics below. These words exemplify the workplace we're striving to create.

         Client Focused
         Growth Oriented
         Empowering (Enabling)
         Entrepreneurial
         Cost Effective
         Accountability Driven

         By embracing these culture traits, the rewards for our clients, shareholders and employees will be significant. The phrase most often used by employees today to describe how we want to be perceived is BETTER, FASTER, CHEAPER and SAFER than any global competitor. We intend to become the unquestioned leading diversified services company in the world.

         As we assess our efforts to date, we are encouraged by the progress we have made. Earlier this year, we established the Chairman's Award to recognize operations within the company whose performance in cultural transformation is particularly noteworthy. We wanted to honor those organizations which demonstrated and modeled superior levels of leadership. Three of our operations were singled out among a number of candidates and received the first-ever Chairman's Award for truly exemplifying our new culture:

  The PACE operating company epitomizes client focus as it assists its sole client, Procter & Gamble (P&G), in achieving its goals to meet worldwide market demand. PACE, which is working in 11 countries for P&G, provided cost-effective, value-added services and has been a critical element in reducing client capital expenditures.

  American Equipment Company's (AMEC) vision is to become one of the largest and most profitable equipment services companies in the world. It is accomplishing this through an entrepreneurial, empowered and quality-driven culture. AMEC has demonstrated dramatic global growth as it has aggressively marketed its services to new clients and expanded its distribution network in the Latin America and Asia Pacific regions.

  As one of Fluor Daniel's 80 offices worldwide, the Camberley operation in the U.K. has transformed itself by dramatically expanding its business to a much more diverse group of clients. It has broadened its geographic reach. By both creating an empowered team and striking an optimum balance between risk-taking and accountability, Camberley is succeeding in accelerating its growth potential.

         We are proud of these achievements and see these as role models for the entire company. We are strongly bound to the belief that cultural transformation will enable us to accelerate the impressive success we have enjoyed in recent years. Evidence in this regard is apparent--our clients are consistently rewarding us with record numbers of new projects; our shareholders recognize our potential for accelerated growth, and our employees are fully committed to achieving our vision for the future.

         Our success is dependent upon the outstanding achievements of our thousands of employees working together around the world. We thank them for their efforts and dedication in making the company the best it can be. We are fortunate to have added a great deal of new talent this past year. Most have joined us through significant new projects and acquisitions. We welcome them to our company, and look forward to the benefits that their diversity of experience and capabilities will contribute.

         As we see it, there are no boundaries, no barriers, no borders, no limits. Our thinking, our strategies, our approach to the marketplace have no constraints. This reflects our culture, our operating philosophy--a culture, we believe, that will serve us well for many years to come!

Fluor Corporation                                                             6
================================================================================


                                 Markets Served

                                   Industrial

    Automotive and General Manufacturing, Consumer Products, Commercial and Institutional Facilities, Electronics, Food and Beverage, Infrastructure, Mining
                and Metals, Pharmaceuticals and Biotechnology,
                       Pulp and Paper, Telecommunications


                                Power/Government

              Power Generation, Power Services, Government Services


                                     Process

 Chemicals, Plastics and Fibers; Petroleum and Petrochemicals; Production and
                                   Pipelines


                              Diversified Services

 Construction Equipment Sales and Services, Environmental, Facility and Plant
           Services, Procurement, Technology, TRS Staffing Solutions


                                A.T. Massey Coal

         Electric Power Generation, General Industrial, Steel Production


       [GRAPH APPEARS HERE]

  89   90   91  92*  93   94   95   96
---------------------------------------
  7.1 7.6  8.5 10.9  8.0  8.1 10.3 12.5
---------------------------------------
  New Awards
  dollars in billions

  *Included $2.2 billion for a five-year contract with the U.S. Dept. of Energy



       [GRAPH APPEARS HERE]

-------------------------------------
  Backlog by Industry
  1996
-------------------------------------
  .   Industrial            41%
  .   Power                 10%
  .   Government            13%
  .   Process               31%
  .   Diversified Services   5%



       [GRAPH APPEARS HERE]

  89   90    91    92    93    94   95    96
----------------------------------------------
  8.4  9.6  11.2  14.7  14.8  14.0 14.7  15.8
----------------------------------------------
  Backlog -
  International vs. U.S.
  dollars in billions
-------------------------------------
  .   International     .  U.S.

       [GRAPH APPEARS HERE]

-------------------------------------
  Backlog by Region
  1996
-------------------------------------
  .   Asia Pacific          22%
  .   Australia              6%
  .   Canada                 1%
  .   Europe                 9%
  .   Latin America          8%
  .   Middle East            8%
  .   United States         46%



       [GRAPH APPEARS HERE]

  89   90   91   92   93   94   95   96
----------------------------------------
 117  135  166  191  221  259  286  320
----------------------------------------
  E&C Operating Profit
  dollars in millions

1996 Annual Report                                                            7
================================================================================

                                   Operations

                              [ART APPEARS HERE]

Engineering and Construction

In 1996, Fluor Daniel's operating profit was $320 million, up 12 percent--the highest in the company's history. Backlog at year end was $15.8 billion, representing a broad diversity of markets, geographic locations and services. New awards in 1996 were a record $12.5 billion, up 22 percent from 1995, and the prospects for new business in an expanding international economy remain strong.

       Fluor Daniel's commitment to continued growth is being achieved by expanding our services, and broadening the markets and geographic locations we serve. Our diversity provides a wide range of opportunities and allows us to be selective in pursuing projects where we have a competitive advantage and which offer the best return on our resources. Our offices and capabilities are linked electronically, which provides flexibility to rapidly respond to client needs anywhere in the world and allows for greater use of our high-value engineering centers. The alignment of our organization along both industry and regional lines gives us the ability to grow as the market demands.

       To enhance future growth, strategic investments are being made to strengthen and expand our capabilities in existing markets, as well as extend our core competencies into new growth sectors and regions. The company's ability to capitalize on opportunities is supported by our entrepreneurial culture, in which accountability and client focus are key attributes.

Fluor Corporation                                                             8
================================================================================

Asia Pacific

From the infrastructure markets of emerging countries to the high-technology industries of developed nations, the Asia Pacific region holds the most diverse and rapidly expanding market opportunities. Activity is strong in the hydrocarbon, chemical and mining industries, and needs in the region include power, energy, industrial facilities, infrastructure, consumer products and telecommunications.

       Our 26-year presence in Indonesia positions us to capitalize on growth opportunities, which are being enhanced by changes in investment and tax laws to attract foreign investment. The Mining operating company is providing full-scope services on the $1 billion Batu Hijau copper and gold project. We also have a continuous presence on P.T. Freeport Indonesia's mine expansion in Irian Jaya and are providing construction management services for Inco's smelter expansion project in South Sulawesi. Increased power needs and emphasis on deregulation and private enterprise are presenting several opportunities. Duke/Fluor Daniel is providing engineering and construction services for the $2.5 billion Paiton power plant and P.T. Freeport Indonesia's 3x65-megawatt coal-fired power plant, and is operating its power generation assets in Irian Jaya. Requirements to upgrade refineries to comply with the phase-out of lead in gasoline means a continued strong market for our Petroleum & Petrochemicals operating company. It is providing services for the debottlenecking of an existing refinery and the addition of a new lube oil complex in Cilacap for Pertamina--Indonesia's national oil company. Additionally, our Commercial & Institutional operating company is working for Jakarta International Hotel Development on two projects: renovating the Hotel Borobudur Inter-Continental--Jakarta's landmark five-star hotel--and building the Conrad complex, a mixed-use hotel, office and retail center.

       Significant investment in Malaysia is creating opportunities, particularly in electronics, chemicals and refining. Our Petroleum & Petrochemicals operating company and Mitsubishi Heavy Industries agreed to jointly pursue projects in the liquefied natural gas (LNG) market and won its first engineering award for the Malaysia LNG TIGA project.

       Singapore's open, entrepreneurial economy and excellent international trading links are creating multiple opportunities in the electronics, chemical and petrochemical industries. Our Chemicals, Plastics & Fibers operating company is working on a vinyl acetate monomer plant for Hoechst Celanese.

       The Philippines has an expanding economy, and growth can be seen in the electronics, infrastructure, telecommunication and energy-related industries. Commercial & Institutional is providing design and construction services for Asian Appraisal Holdings' 21-story office building in Alabang, which will house Fluor Daniel's high-value engineering center. Our electronics operating company, ADP Fluor Daniel, is working on a wafer-testing facility for Analog Devices. PACE--our operating company dedicated to Procter & Gamble--is working in 11 countries, including the Philippines, where it is building a grass-roots consumer products plant.


                            [PICTURE APPEARS HERE]

Capitalizing on increased demand for electrical power throughout the Asia Pacific region, Fluor Daniel is providing project management, engineering, procurement, construction and start-up services for a 112-megawatt combined-cycle cogeneration power plant in Thailand for Air Products and Chemicals, Inc. as owner's engineer, on behalf of Bangkok Cogeneration Co., Ltd., a Thailand-based joint venture. Clockwise from top: Benito Lariosa, piping engineer; John Antonovich, lead piping engineer; Somkiat Lertvittayatan, mechanical/piping engineer; David Hunt, Air Products and Chemicals project engineer; and Lou Chow, process engineer.

1996 Annual Report                                                             9
================================================================================


       In Taiwan, Fluor Daniel reestablished its office in Taipei to take advantage of increased opportunities in the electronics, power generation, telecommunication, and petroleum and petrochemical industries. ADP Fluor Daniel is providing architectural and engineering services for Mosel Vitelic's semiconductor wafer fabrication facilities complex in Hsinchu.

       Thailand's stability and pro-business policies are fostering strong activity in the petrochemical, chemical, power, automotive, telecommunication, electronics and maintenance industries. Duke/Fluor Daniel is providing full-scope services for Air Products and Chemicals' 112-megawatt combined-cycle cogeneration power plant. In 1996, we completed the $1.3 billion Rayong refinery three months ahead of schedule, and we now are working on Chevron Far East's benzene and paraxylene project. Our Telecommunications operating company has growing wireline business activity in both Thailand and the Philippines.

       Production, trade and investment reforms are creating opportunities in India's power, hydrocarbon, petrochemical, steel and light industry markets, and our high-value engineering center in New Delhi is well positioned to capitalize on these prospects. Chemicals, Plastics & Fibers is working on a project for DuPont, with which it has a strategic alliance, and Petroleum & Petrochemicals is executing a detailed feasibility report for the Indian Oil Corporation's planned refinery in Paradeep. In November 1996, Fluor Daniel signed a memorandum of understanding with Tata Technodyne Ltd to jointly undertake engineering, procurement and construction work in the country's core industrial sectors, including steel, power, hydrocarbons, ports and cement.

       China's long-term reforms continue to expand the market-oriented areas of the economy, and there is award potential in the automotive, consumer product, chemical, petrochemical, power and telecommunication industries. Our Beijing and Shanghai offices are well positioned to capitalize on the many opportunities. PACE is executing phase one of Procter & Gamble's Tidalwave multiproducts plant in Tianjin, which will be its largest facility in the Asia Pacific region. Petroleum & Petrochemicals is working on Shell's lube oil blending facility and providing front-end engineering for Chevron's polystyrene plant. Full-scope services are being provided by Chemicals, Plastics & Fibers for two expansion projects: the DuPont nylon plant in Qingdao and the Cabot Carbon Black Facility production unit in Shanghai.

       Korea has embarked on a massive infrastructure program, and Fluor Daniel's high-technology capabilities give us a competitive edge. Our Infrastructure operating company and its consortium members were selected to build a passenger terminal at Inchon International Airport in Seoul--Fluor Daniel's first infrastructure project in Korea. Petroleum & Petrochemicals is working on the billion-dollar Yukong refinery modernization and expansion project.

       Fluor Daniel continues to pursue public works projects in Japan, leveraging our relationships with Japanese contractors. Teamed with Obayashi Corporation, we're designing and constructing the Kyoto train station terminal.



                           [PHOTOGRAPH APPEARS HERE]


       PACE, Fluor Daniel's operating company dedicated to serving Procter & Gamble, supports that client's global expansion, which includes a new consumer products plant in the Philippines. Fluor Daniel's high-value engineering center in Manila is providing engineering, procurement, construction management and start-up services. From left: Bernadette Tuazon, PDS coordinator; Anthony Gonzales, piping application specialist; Neil Abraham, country manager; and Delfin Bumanglag, structural application specialist.

Fluor Corporation                                                             10
================================================================================



       In Australia, Fluor Daniel's volume of work has grown significantly, with an emphasis on mining, as well as power plant operations and maintenance. The acquisition of Signet Engineering Group--an Australian-based company with expertise in gold, diamond and mineral processing--has strengthened our capabilities to serve these active markets. We completed a feasibility study for Mt. Isa Mines' Enterprise Mine, are providing services for its new copper mine--which will be one of the world's largest mines--and are managing its copper smelter upgrade. We also are providing full-scope services for Ernest Henry Mining Pty Ltd's gold and copper mine in Cloncurry. In mining as well as other industries, many Australian companies are outsourcing maintenance services. Fluor Daniel has been awarded maintenance contracts by Argyle Diamond Mine and for Westrail's standard gauge railway system. For nearly 30 years, we also have been providing restoration and maintenance services for Hamersley Iron Pty Ltd's railway in Western Australia.


Latin America


Improved political stability and growing, market-focused economies are fostering a more favorable environment for capital investment in Latin America. While a decline in copper pricing has dampened mining expenditures, significant activity continues. Across a variety of industries, the greatest opportunities for Fluor Daniel are expected in Venezuela, Chile, Brazil, Mexico, Argentina and Peru.


                           [PHOTOGRAPH APPEARS HERE]

       Increased investment in Argentina's emerging mining industry has expanded Fluor Daniel's opportunities in Latin America. Through strategic partnering with SADE, one of Argentina's leading engineering and construction firms, Fluor Daniel is providing engineering, procurement and construction services for an 80,000 tons-per-day copper concentrator and associated facilities for Minera Alumbrera Limited. From left: Chief Field Engineer David Stayshich, Superintendents Joe Wells and Mickey Misetich, and Field Engineers Jose Luis Papis and Jim Breuer.

       Having the strongest free-market economy in the region, Chile's participation in Mercosur--the trading block which includes Argentina, Brazil, Paraguay and Uruguay--will help it and the southern region diversify its markets. In the mining industry, Fluor Daniel continues to work for Escondida on an oxide leach project and has been awarded a $350 million, three-year services partnership contract to operate and maintain its camp facility in Antofagasta.

       With rich natural resources, a diversified industrial base and a strong privatization campaign, Argentina's expanding economy offers opportunities in mining, hydrocarbons, power generation, automotive and other consumer products. Partnered with SADE, one of Argentina's leading engineering and construction firms, the Mining operating company is designing and building a copper concentrator for Minera Alumbrera Limited--our first major project in Argentina. We are providing a full complement of services to the Cerro Vanguardia gold mine project.

       The increasingly market-oriented Peruvian economy is creating opportunities, predominantly in natural resources. Production & Pipelines is leading one of the two consortium teams vying in a design competition for an alliance contract for Shell and Mobil's $2 billion Camisea gas development program in the Peruvian jungle. When complete, it will transport natural gas across the Andes mountains to Lima.

       Brazil's natural resources remain a major, long-term economic strength, and its large population provides a strong consumer market. Power Services is providing management and outage services on boilers in the Bahia state

1996 Annual Report                                                            11
================================================================================



for Copene. In the mining industry, we are providing services to the Samarco Iron Pelletizing project.

       In Venezuela, oil and energy-related investments continue to dominate. Fluor Daniel's 25-year presence and its five-year equity investment in Tecnofluor give us a strong position. Petroleum & Petrochemicals and Tecnofluor are providing services to revamp a desulfurization complex at Lagoven's Amuay refinery. In Trinidad and Tobago, Production & Pipelines is part of an alliance which is providing full-scope services for Amoco's LNG Upstream development project.

       Mexico is gaining investors' confidence as the chemical, refining, power, telecommunication, petrochemical, pharmaceutical and automotive markets expand. ICA Fluor Daniel, jointly owned by Fluor Daniel and Grupo ICA, recently installed a 5,300-kilometer fiber-optic network for Avantel, a joint venture between MCI and Banamex. In the power industry, ICA Fluor Daniel successfully completed construction of the 700-megawatt Tuxpan oil-fired plant and 200-megawatt Temescal hydro facility. Additionally, it began engineering and construction on the 600-megawatt Samalayuca combined-cycle facility and 100-megawatt cogeneration facility at Altamira. ICA Fluor Daniel also is working with Automotive & Manufacturing on Navistar's new truck assembly plant, and with Chemicals, Plastics & Fibers on a silica plant. In Puerto Rico, our primary opportunities are in the electronics, power, petrochemical and pharmaceutical industries.

                           [PHOTOGRAPH APPEARS HERE]

       Positioned to capitalize on renewed growth in the pharmaceutical and biotechnology industries, the PharmBio & Chemicals operating company formed a strategic alliance with Genentech, a leading biotechnology company, to provide project-related engineering services for its manufacturing and research and development facilities in South San Francisco. Front row, from left: Ron Keich, senior piping designer; K.K. Wong, senior electrical engineer; Nancy Wong, process engineer; Annette Baird, senior process engineer; James Panek, Genentech vice president, Engineering and Facilities; Fred Nowbakh, senior HVAC engineer. Back row, from left: Ramesh Kamath, Genentech director, Project Engineering; Karen Brockwell, Genentech director, Process & Automation Engineering; and Allan Wenzel, regional manager.



Middle East and Africa


As a leader in the refining and production industry, we are diversifying our market participation across the Middle East, particularly in Saudi Arabia, Kuwait, the United Arab Emirates, Qatar, Oman, as well as other countries on the Mediterranean. Opportunities are arising in the petrochemical, chemical and power markets, primarily in Saudi Arabia, Kuwait and Abu Dhabi. Gas-to-power projects are developing throughout the region.

       With more than 25 percent of the world's petroleum reserves, Saudi Arabia offers significant opportunities. Petroleum & Petrochemicals is providing initial engineering services for a proposed $2.1 billion petrochemical facility in Yanbu. Additionally, we are providing full-scope services, including program management, for Saudi Chevron Petrochemical's Aromax(R) project in Jubail.

       In Kuwait, Chemicals, Plastics & Fibers is working on the $1.4 billion Equate petrochemical plant. Front-end engineering and design work for Abu Dhabi National Oil Company's planned $1.8 billion Ruwais oil refinery expansion continues for Petroleum & Petrochemicals.

       Reflecting the positive new democracies of the South African region, Fluor Daniel re-acquired Fluor S.A. (Pty) Limited, a South African-based engineering and construction company which was divested by Fluor 10 years ago. The 35-year old company's strong reputation and experience provide it the entry to serve a multitude of diverse markets. The Food & Beverage operating company is providing diverse services to a variety of clients, such as

Fluor Corporation                                                             12
================================================================================




African Products and Pillsbury Brands Africa, as well as being part of an alliance to investigate the feasibility of a grass-roots facility for South African Breweries. Our Metals company has teamed with a local consulting firm to expand Hulett's aluminum rolling mill. Power Services is performing maintenance services at seven power plants for Eskom, which supplies more than half the electrical power for the African continent and 97 percent of the power for the Republic of South Africa. Carlton Paper selected our Pulp & Paper operating company to provide services for its recycled paper deinking plant. Work in the refining and synfuels sector continues, particularly with Sasol, Caltex, Shell and British Petroleum. In Chad and Cameroon, Production & Pipelines is providing preliminary project management services for a planned oil field development and transportation project for an Exxon-led group. Mining studies are being performed in Zambia, Zaire and Zimbabwe, and future work is anticipated.


North America


The U.S. market has opportunities across the infrastructure, government, electronics, power, food, chemical, pharmaceutical and automotive industries. In February, a consortium led by Fluor Daniel was chosen to begin development of the first high-speed passenger rail system in the U.S. Subject to obtaining financing, the Florida Overland EXpress--or FOX--rail system will cost approximately $5 billion. Additionally, our work on Denver's E-470 toll road has strengthened our reputation and experience to serve this market.


                           [PHOTOGRAPH APPEARS HERE]

       Fluor Daniel is using its global resources and diverse strengths to provide program management services to the U.S. Department of Energy's Hanford project, one of the largest and most complex environmental cleanup efforts in the country. From left: Jennifer Curtis, general counsel; Larry Olguin, project director, Facility Stabilization; Gus Mattsson, project director, Waste Management; Mike Skriba, project director, Engineering & Technology; Nancy Williams, project director, Spent Nuclear
       Fuel; and Sal Marchetti, project director, Tank Waste
       Remediation System.


       Government Services is focusing on capturing a larger share of work from the U.S. Department of Energy (DOE), Department of Defense and other government agencies. In August, we won a $5 billion, five-year contract to lead a team providing cleanup, management and integration services at the DOE's Hanford site in Washington. At the DOE's Ohio site, Fluor Daniel Fernald developed an innovative plan to accelerate cleanup of the site, which will result in project completion more than a decade ahead of the original schedule. This approach is being applied by the DOE at numerous sites.

       Additionally, Government Services won the right to exclusively negotiate for a seven-year contract to design and manage construction at the Los Alamos National Laboratory in New Mexico. We also have been selected by the Federal Emergency Management Agency to negotiate on a five-year Infrastructure Support Services contract.

       In October, Fluor Daniel acquired Marshall Contractors and integrated its microelectronics business with ADP Fluor Daniel. This unit is providing services for a wafer fabrication facility in Washington for WaferTech. Our PharmBio & Chemicals operating company also will work closely with Marshall to leverage its expertise and client relations in the pharmaceutical industry.

       As U.S. utilities transition to a deregulated environment, they are reducing expenditures and improving efficiency by outsourcing maintenance and capital projects. Power Services has established a strategic alliance with Southern California Edison to provide maintenance and technical services at all of its fossil-fuel plants. In the nuclear power sector, we are supplying ongoing support at Union

1996 Annual Report                                                            13
================================================================================



Electric sites, and are providing maintenance services to Baltimore Gas & Electric in Maryland, as well as to 14 other nuclear units across the U.S. In an alliance with Primary Energy, a subsidiary of NIPSCO Industries, we continue to successfully build modern, environmentally sensitive, low-cost energy facilities at major industrial sites.

       Increased sales volume in the pharmaceutical industry is creating opportunities for PharmBio & Chemicals. We are providing a variety of services for MedImmune's vaccine facility. Strategic alliances were formed this year with Eli Lilly to provide services for its biotechnology facilities worldwide, and with Genentech to assist with its capital projects.

       In the rapidly expanding wireless telecommunication market, we're working with AT&T Wireless Services and Aerial Communication in the U.S., and are supporting AT&T in Taiwan and other international locations. Additional telecommunication, radio frequency and network engineering work has come from the formation of a Fluor Daniel and Mobile Systems International joint-venture company, Wireless Engineering Services Group. In the emergency communications market, we have ongoing contracts with the cities of Chicago, San Francisco, San Diego and Phoenix.

       The automotive industry is expanding globally, and consumer demand is fueling the manufacturing segment. Automotive & Manufacturing continues to work with global automotive industry leaders on projects, such as the Mercedes Benz assembly plant in Alabama and ongoing work with Honda in Ohio. On the manufacturing side, we are building state-of-the-art, automated distribution centers for Levi Strauss & Co. in the U.S. and the U.K.


                           [PHOTOGRAPH APPEARS HERE]

       The growing demand for telecommunication services worldwide is creating new growth opportunities for Fluor Daniel. The Telecommunications operating company assisted AT&T in the build-out of its state-of-the-art wireless communications system in Chicago by providing engineering, procurement and construction management services. Jim McLean, project director, left, and Judith Hiatt-Rabb, project procurement manager.


       Marathon Architects/Engineers/Planners, a division of our Pulp & Paper operating company, and Commercial & Institutional are working together on Rayonier's new research and development facility in Georgia. Pulp & Paper has a long-term presence doing both large- and small-scale projects for Mead Corporation at its Ohio facility.

        Our offices in Canada continue to serve a growing domestic market in mining and hydrocarbons, while leveraging their presence to serve Canadian clients in pursuit of export business worldwide. PharmBio & Chemicals is performing design and construction services of an ethanol production plant for Commercial Alcohols.

Europe

The drive for greater efficiency and cost competitiveness on a global scale is causing Western European clients to consolidate and restructure. The chemical industry continues to invest. Central and Eastern Europe are focused on upgrading industrial facilities and infrastructure. Political and economic uncertainty in Russia continues to slow near-term development, but Russia holds significant market potential for the long-term.

       In Western Europe, our Chemicals, Plastics & Fibers operating company is working for Eastman Chemicals in Rotterdam, Imperial Chemical Industries in the U.K. and DuPont in several locations. In March, Fluor Daniel and Bertrams formed Chemgineering Holding Ltd, which strengthens our pharmaceutical,

Fluor Corporation                                                             14
================================================================================



biotechnology and fine chemical capabilities in this region. We were awarded pharmaceutical projects in Ireland, Belgium and Germany, and continue to support Procter & Gamble's European operations. In The Netherlands, Petroleum & Petrochemicals is completing the multibillion-dollar Per+ refinery project for Shell, and Production & Pipelines is designing and building a major underground gas storage facility for NAM, a company jointly owned by Shell and Exxon.

       In the Central European market, investment is being made in the Polish refining industry to prepare it for market deregulation in 1998. Our ownership of Prosynchem has opened doors for us in the hydrocarbon market, including the revamp of a refinery's crude distillation plant in Plock. Fluor Daniel, Prosynchem and Prochem--a Polish industrial engineering company in which we have a 35 percent ownership interest--are serving as managing contractor for a refinery modernization for Rafineria Gdanska S.A. In Slovakia, Fluor Daniel and Mitsubishi Heavy Industries are working on Slovnaft A.S.' hydrocracking plant. Prochem is working on a variety of projects in the chemical and consumer product markets as well.

       The Former Soviet Union, particularly the Caspian Sea area, holds increasing opportunities, primarily in the upstream oil and gas market. Production & Pipelines is providing full-scope services for the northern route of Azerbaijan International Operating Company's Early Oil Transportation System pipeline, and is working with several organizations on potential oil and gas projects which may result from new emphasis in the Caspian and surrounding fields.



                           [PHOTOGRAPH APPEARS HERE]


       Fluor Daniel's strong client focus emphasizes building long-term relationships to sustain continuing business opportunities. Based on significant past project experience worldwide with both Imperial Chemical Industries (ICI) and Union Carbide, the Chemicals, Plastics & Fibers operating company is the managing contractor for a joint project to expand an existing ethylene oxide plant and build a new ethylene glycol facility in the U.K. From left: Brian Dovner, safety officer; John Bartlett, construction manager; John Norman, project manager; John Wilkinson, ICI construction engineer; John Arrowsmith, piping superintendent; Dave Proctor, civil superintendent; and Keith Largue, instrument superintendent.


Diversified Services

The Diversified Services Group is furthering our diversification strategy to capitalize on service industry opportunities by expanding existing businesses and leveraging the market potential of our core competencies. This strategy offers significant growth potential and minimizes the cyclical-nature effects of the engineering and construction business.

       In most cases, Diversified Services' operating companies carry profit margins higher than our traditional engineering and construction business, and because of their service nature, they generally do not generate significant backlog. As one of the fastest growing parts of our company, Diversified Services has been achieving rapid growth for the past several years, and the prospects for future growth remain strong.



ACQUION


ACQUION, a global provider of supply chain management and related services, brings companies together to buy, sell, trade and barter, emphasizing the use of information technology.

       It has developed several proprietary electronic commerce systems. Global Electronic Trading Services (GETS) offers immediate access to electronic catalogs and bid boards, on-line procurement applications, electronic data interchange, and procurement card capabilities. BASE (Buyer and Seller Exchange) serves as a central site for industrial electronic catalogs, helping buyers seek out a special category of industrial commodity suppliers.

1996 Annual Report                                                           15
===============================================================================

       In June, ACQUION and Duke Power Company teamed to deliver all aspects of supply chain management to the utility industry.

American Equipment Company

American Equipment Company (AMEC) sells, rents and maintains construction tools and equipment worldwide. It is operating in 10 countries and is working to: expand operations in existing territories; partner with companies to expand its markets and customer base; target strategic acquisitions to improve its distribution network; and use innovative marketing methods to market used equipment via the Internet.

       AMEC was ranked by Rental Equipment Register as the fifth largest equipment rental company in the U.S. It is expanding in Latin America with the establishment of new operations in Mexico and Chile. In the Asia Pacific region, AMEC has offices in Jakarta, Singapore and Manila, where it has a joint venture with a Philippine company to lease and supply construction equipment in the Philippines and China. AMEC has a joint venture in Shanghai, China, to rent large cranes on a fully operated basis. This year's acquisition of S&R Equipment, with six locations in the Midwest U.S., allows AMEC to serve the region's automotive and manufacturing industries.

[PICTURE APPEARS HERE]

American Equipment Company's equipment yard in Santiago, Chile, serves Fluor Daniel projects and the broader equipment market in South America. The company has demonstrated dramatic global growth as it has aggressively marketed its services to new clients and expanded in Latin America and the Asia Pacific region. From left: Victor Olivero, shop foreman; Guisella Echeverria, rental coordinator; and Hector Duran, procurement specialist.

Environmental

In May, Fluor Daniel acquired 55 percent of Groundwater Technology, Inc., (GTI), through a merger with Environmental Services to form Fluor Daniel GTI. GTI's environmental technologies, and its remediation and site closure implementation capabilities, combined with Fluor Daniel's project management expertise and resources, create a uniquely competitive company in the commercial and government arenas. By combining environmental expertise with industry-specific process knowledge, Fluor Daniel GTI and Pulp & Paper are providing broad-based environmental services to one of the largest U.S. paper, paperboard and packaging companies at its 150 North American facilities.

       Fluor Daniel retained certain environmental capabilities in the Environmental Strategies operating company, which consists primarily of an investment in Molten Metal Technology (MMT); engineering, procurement and construction of water and wastewater treatment facilities; and Total Business Solutions (TBS). TBS develops and implements integrated solutions for clients' environmental challenges, including efficient downsizing, maximizing financial returns from divestiture or redeployment of fixed assets. TBS reduces environmental liabilities and optimizes financial returns for the divestiture of environmentally impaired surplus properties. Environmental Strategies is providing services to MMT on a catalytic extraction process (CEP) project for a recycling plant in Texas, and also to M4 Environmental L.P., which utilizes MMT's

Fluor Corporation                                                             16
================================================================================

proprietary CEP technology to process hazardous and radioactive waste for the U.S. Departments of Energy and Defense and the U.S. Enrichment Corporation, and mixed waste for commercial clients.

Facility & Plant Services

Facility & Plant Services (F&PS) sells optimized work process solutions for clients' facilities and operating business problems. With projects underway around the world, F&PS serves a range of process and manufacturing clients with a client-focused, results-oriented strategy.

       Expanding through acquisitions and partnerships, F&PS purchased the U.K.'s T.A. Group Limited--a maintenance, consultancy and manpower services company--and is integrating its operations to provide pan-European capabilities. Partnerships in Asia are focused on serving Singapore, Indonesia, Malaysia and Thailand. F&PS' presence in Latin America and Mexico continues to expand with additional projects.

       To provide total solutions to clients, the Consulting operating company was integrated into several operating divisions of F&PS. Global Location Strategies offers location analysis, and incentive and acquisition negotiations on behalf of owners, as well as other services, such as systems integration, material distribution and logistics, computer simulation, and alignment and process consulting.

[PICTURE APPEARS HERE]

The growing trend toward outsourcing of services is creating a strong market for the Facility & Plant Services (F&PS) operating company. F&PS is providing operations, maintenance and facility engineering services to six of IBM's North American facilities. At the Tucson, Arizona, facility are, from left: Pete Garcia, Sr., operations technician; Jim Price, industrial hygienist; Heather Keiser, security officer; David Dryburgh, engineering coordinator; Ruben Palma, maintenance technician; Star McNally, security officer; Rodney Jeter, tool and model maker; Pete Garcia, Jr., maintenance technican; and Don Garcia, tool and model maker.


       F&PS captured a significant share of operations and maintenance services for Imperial Chemical Industries, working closely with the Chemicals, Plastics & Fibers operating company. It teamed with Automotive & Manufacturing to provide maintenance services to Volkswagen's production facility in Argentina. The Operations and Maintenance Services division is working at six of IBM's North American facilities--one of the largest total facilities management contracts to be awarded in the private sector.

Technologies

Fluor Daniel Technologies (FDT) identifies profitable business opportunities in technology-based ventures. It participates with partners to commercialize ventures by supplying people and resources, and helping with marketing and distribution.

       During the past year, FDT has launched new businesses in the areas of materials transfer, metals purification, accelerated battery recharging, alternative explosive methods, process optimization solutions, close-range photogrammetry and information management. One example is Soli-Flo, a joint venture company of FDT and Xetex Corporation, which offers the dredging and environmental remediation industries' first low-turbidity sediment removal technology.

       FDT has launched the Prometheus Alliance, linking together a number of Fortune 500 companies to develop and leverage a portion of their intellectual property and other resources. A member's unused technology could be commercialized through the alliance, providing revenue from previously idle assets.

1996 Annual Report                                                           17
===============================================================================

TRS Staffing Solutions

TRS Staffing Solutions (TRS) is a global supplier of technical, professional--and in certain markets--office and administrative support staffing solutions. It provides premium engineering and design, information technology, accounting, finance and administrative support personnel in temporary, contract and direct-hire positions. In 1996, TRS opened 13 offices in the U.S., Canada, Singapore, South Africa, Australia and the U.K.

       TRS has become a significant force in the Australian and European staffing markets. Acquisitions have provided entry into certain market niches and provided management expertise in the specialist staffing sectors of information technology and services, and accounting and finance. The 1995 acquisition of Management Resources Group in the U.K., the 1996 acquisitions of Phoenix Contracting Pty Ltd in Australia and T.A. Group Limited in the U.K., along with TRS' January 1997 acquisition of the ConSol group in the U.S., are broadening its global presence, expanding its information systems and technology staffing capabilities and heightening its reputation in a fast-growing industry.




                           [PHOTOGRAPH APPEARS HERE]

        ADP Fluor Daniel is teamed with Fluor Constructors, Duke/Fluor Daniel, Fluor Daniel GTI and American Equipment Company to provide engineering services and manage construction of WaferTech's wafer fabrication facility in Camas, Washington. The acquisition of Marshall Contractors further expands Fluor Daniel's strong capabilities to serve the global electronics market. From left: Ruben Sermeno, FCII general superintendent; Chris Brown, AMEC project manager; Steve Martin, ADP Fluor Daniel program manager; Arthur Chuang, WaferTech facilities manager; and Frank Chen, ADP Fluor Daniel civil engineer.



Fluor Constructors International


Fluor Constructors International, Inc. (FCII) is the union arm of Fluor Corporation. The company provides construction management and direct-hire construction expertise to Fluor Daniel and others in North America. On WaferTech's wafer fabrication facility project in Washington, FCII conducted the largest concrete slab pour in U.S. history--a two-day, continuous pour of 16,000 cubic yards of concrete to form a vibration-free slab. Additionally, FCII staffs international projects and has employees working at numerous projects around the world.

       FCII has executed projects in virtually every business sector, performing stand-alone construction and providing maintenance services to clients in the U.S. and Canada. The company has served a diverse range of government agencies as well. FCII is one of only a few construction and maintenance contractors to be ISO-9002 certified.

Fluor Corporation                                                            18
===============================================================================

                                    C o a l




                            [CARTOON APPEARS HERE]






Coal


A.T. Massey, through its operating subsidiaries, produces high-quality, low-sulfur steam coal for the electric generating industry and industrial customers, and metallurgical coal for the steel industry. Massey delivered strong operating profit growth in 1996, up 21 percent to $135 million. Total volume of coal sold increased 13 percent to 31 million tons.

       Growth in operating profit was due to increased sales volume and lower costs. Massey's strategy is to ensure that its production facilities, reserve base and transportation options meet client needs, while providing maximum flexibility to quickly shift production to the best market opportunities within the steam, industrial and metallurgical coal markets, including increased sales to export markets. This strategy has been enhanced by the success in further reducing costs through productivity improvements and reserve selection, and it allows Massey to focus on opportunities which provide the highest possible profit margin.

       Massey is now the fastest-growing coal company in the Eastern U.S. and the leading coal producer in Central Appalachia. Massey has been investing in its future, adding high-quality, low-sulfur coal reserves, and increasing its production capacity and flexibility in order to deliver sustained growth.

       Since 1991, Massey has doubled its reserve base of high-quality, low-sulfur coal. These new reserves are located near existing Massey operations and provide increased production on a highly cost-effective basis. Focusing operations in a concentrated

1996 Annual Report                                                           19
===============================================================================



                 [GRAPH OF COAL OPERATING PROFIT APPEARS HERE]

YEAR                  89      90      91      92      93      94      95      96
--------------------------------------------------------------------------------
DOLLARS IN MILLIONS   51      60      61      80      81/*/   95     111     135
================================================================================
/*/ Excludes nonrecurring charge of $10 million



           [GRAPH OF COAL SOLD  MILLIONS OF SHORT TONS APPEARS HERE]

YEAR                  89      90      91      92      93      94      95      96
--------------------------------------------------------------------------------
PRODUCED/PURCHASED    17/9    19/8    17/7    18/4    21/2    24/1    27      31
================================================================================



                     [GRAPH OF COAL RESERVES APPEARS HERE]

YEAR                  89      90      91      92      93      94      95      96
--------------------------------------------------------------------------------
MILLIONS OF
  SHORT TONS         737     784     761     972   1,089   1,411   1,499   1,549
================================================================================





                           [PHOTOGRAPH APPEARS HERE]

        Massey Coal's new longwall at the Upper Big Branch mine in West Virginia is significantly improving both productivity and safety. In April, crews started mining the longwall's first panel, a block of coal 1,000 feet wide and three miles long. In the foreground: Kevin Lovely, mechanic/computer specialist; and Eugene Williams and J.D. Pettry, general laborers.





geographical area provides cost advantages which accrue from greater utilization of production capacity and favorable distribution logistics. These investments have positioned the company to capitalize on growth opportunities in metallurgical and steam coal markets, as well as the export market. In 1996, metallurgical coal sales volume increased 17 percent, while steam coal sales volume increased 11 percent. Export coal sales volume increased 47 percent from
3.8 million tons in 1995 to 5.6 million tons in 1996.

       Massey is now the largest coal shipper on both the Norfolk Southern and the CSX railroads. Massey's diversity of transportation options--three rail lines, the Ohio river barge system and truck delivery--adds to Massey's overall cost competitiveness and market flexibility.

       During 1996, two new mining operations --Eagle Energy and Green Valley--were acquired. Utilizing Massey's exceptional capability to improve productivity and reduce costs, Eagle Energy substantially improved its performance and profitability. The Green Valley acquisition added to Massey's high-quality reserves. At existing operations, Massey installed a longwall, developed five new mines, expanded a coal preparation plant and constructed a new railroad loadout.

       Massey's productivity, already near the highest in the industry, is improving further now that its first longwall is running at the Upper Big Branch mine in Raleigh County, West Virginia. A longwall mining system greatly increases productivity and reserve recovery in large coal seams. A second longwall was acquired with the purchase of Eagle Energy.

Fluor Corporation                                                             20
================================================================================

       Increased production from the new longwall is being processed at Massey's state-of-the-art preparation plant at Marfork. The Marfork plant has been expanded three times in the past two years to handle increasing shipments of metallurgical coal and is a key element in Massey's strategy to expand market share. Capacity at Marfork has increased 85 percent, and the plant now is handling more than 7 million tons annually.

        Massey's high-quality, low-sulfur reserve base and its ability to increase production cost-effectively position it to capitalize on either volume or price increases which may result from increased demand for low-sulfur coal by electric utilities to meet clean air requirements, while fully capitalizing on existing strength in the metallurgical coal market. Overall growth in U.S. demand for electricity increased approximately 2.5 percent in 1996. A decline in the contribution from nuclear-generated power for certain Massey customers further enhanced demand for coal-fired power.

       Opportunities in the export market are expanding as a result of privatization and reduction or elimination of government subsidies for European mines. To capitalize on this opportunity, Massey has expanded its sales coverage of Western and Central Europe.

       Massey is well positioned to take advantage of future opportunities which may be created by deregulation of the utility industry. As deregulation forces utilities to become more cost competitive, they will seek energy providers, such as Massey, which can help them improve performance through superior product quality, better service and lower cost. In a deregulated environment, coal ranks among the lowest-cost energy sources, and may gain an increasing advantage as nuclear plants age and face recommissioning and waste disposal problems.

                            [PICTURE APPEARS HERE]

Expansion of Massey's state-of-the-art Marfork Preparation Plant in West Virginia was completed this year, increasing processing capacity by 85 percent to 2,400 tons per hour. From left: Macey Biggers, manager, Quality Control; Lance Compton, plant superintendent; and Randy Shrewsberry, plant maintenance superintendent.

       Worker safety is of paramount importance at Massey and is ensured by a Safety First program, exceeding federal and state requirements. Safety performance has been improved by more than 40 percent since 1989 with the non-fatal days lost incidence rate dropping from 6.4 to 3.6 in 1996. Safety is engineered into every phase of coal production and monitored by a safety audit program, which reviews all aspects of the mining operation and weighs each operation against the toughest safety standards in the coal industry.

       Massey's strategy is to ensure that it meets client needs with its modern production facilities, adequate reserve base and flexible transportation options. Profitability growth is maintained by a combination of strategies, productivity improvements, reserve selection, and focusing on markets providing the highest profit margin. Massey is positioned to quickly shift production to the best market opportunities within the steam, industrial and metallurgical coal markets.

1996 Annual Report                                                           21
===============================================================================

                                   Financials


[CARTOON APPEARS HERE]



                                  Financial Table of Contents

                              24  Management's Discussion and Analysis
                              28  Consolidated Balance Sheet
                              30  Consolidated Statement of Earnings
                              31  Consolidated Statement of Cash Flows
                              32 Consolidated Statement of Shareholders' Equity 33 Notes to Consolidated Financial Statements
                              42  Segment Information
                              44 Reports of Management and Independent Auditors 45 Quarterly Financial Data

Fluor Corporation                                                             22
================================================================================


Operating Statistics


$ in millions / Year ended October 31,         1996            1995           1994          1993          1992        1991
------------------------------------------------------------------------------------------------------------------------------------
Engineering and Construction

Work performed                              $   9,870      $   8,379      $   7,673     $   7,110     $   5,889    $   5,792
Revenues                                       10,054          8,452          7,718         7,134         5,904        5,813
Operating profit                                  320            286            259           221           191          166
New awards                                     12,488         10,257          8,072         8,001        10,868        8,532
Backlog                                     $  15,757      $  14,725      $  14,022     $  14,754     $  14,706    $  11,181
Salaried employees                             26,568         18,090         16,433        17,215        17,443       17,602
                                            ----------------------------------------------------------------------------------------

$ in millions / Year ended October 31,         1990            1989           1988
-----------------------------------------------------------------------------------
Engineering and Construction

Work performed                              $   6,353      $   5,241      $   4,268
Revenues                                        6,383          5,312          4,225
Operating profit                                  135            117             51
New awards                                      7,632          7,135          5,955
Backlog                                     $   9,558      $   8,361      $   6,659
Salaried employees                             19,829         17,519         15,576
                                            ---------------------------------------

$ in millions / At October 31,     1996              1995               1994              1993               1992              1991
------------------------------------------------------------------------------------------------------------------------------------
Backlog by Group and Location

Industrial               $ 6,496    41%   $  4,516     31%   $  3,564     25%   $ 3,449     23%   $  3,737     25%  $ 4,127     37%
Process                    4,903    31       6,671     45       7,668     55      7,430     50       6,305     43     5,043     45
Power/Government           3,621    23       3,275     22       2,369     17      3,212     22       3,804     26     1,445     13
Diversified Services         737     5         263      2         421      3        663      5         860      6       566      5
                     ---------------------------------------------------------------------------------------------------------------
Total backlog            $15,757   100%    $14,725    100%    $14,022    100%   $14,754    100%    $14,706    100%  $11,181    100%
                     ===============================================================================================================

United States            $ 7,326    46%    $ 6,666     45%    $ 6,802     49%   $ 9,045     61%    $10,649     72%  $ 7,915     71%
Asia Pacific               4,402    28       3,303     23       1,662     12      1,679     11         608      4       377      3
EAME*                      2,677    17       3,088     21       4,387     31      3,178     22       2,389     17     2,174     20
Americas                   1,352     9       1,668     11       1,171      8        852      6       1,060      7       715      6
                     ---------------------------------------------------------------------------------------------------------------
Total backlog            $15,757   100%    $14,725    100%    $14,022    100%   $14,754    100%    $14,706    100%  $11,181    100%
                     ===============================================================================================================

$ in millions / At October 31,   1990               1989              1988
---------------------------------------------------------------------------
Backlog by Group and Location

Industrial            $3,592      38%    $ 4,136     49%    $ 3,100     47

Process                4,434      46       3,144     38       2,612     39
Power/Government       1,058      11         777      9         847     13
Diversified Services     474       5         304      4         100      1
                      -----------------------------------------------------
Total backlog         $9,558     100%    $ 8,361    100%     $6,659    100%
                      =====================================================

United States         $6,724      70%    $ 6,404     77%     $5,298     80
Asia Pacific             812       9         287      3         251      4
EAME*                  1,345      14         634      8         494      7
Americas                 677       7       1,036     12         616      9
                      -----------------------------------------------------
Total backlog         $9,558     100%    $ 8,361    100%     $6,659    100%
                      =====================================================

* EAME represents Europe, Africa and the Middle East.


$ in thousands / in thousands of short tons
Year ended October 31,          1996         1995       1994       1993       1992        1991        1990       1989       1988
------------------------------------------------------------------------------------------------------------------------------------
Coal

Revenues                      $960,827     $849,758   $767,725    $716,591   $696,721    $758,481     $865,809   $815,558   $783,719
Operating profit              $134,526     $111,033   $ 95,198    $ 70,680   $ 80,281    $ 60,709     $ 60,241   $ 51,007   $ 50,375
Produced coal sold
  Steam coal                    17,520       15,777     16,702      16,036     13,711      13,536       13,058     11,942     11,057
  Metallurgical coal            13,571       11,633      7,133       5,156      3,827       3,446        5,538      4,640      3,968
                              ------------------------------------------------------------------------------------------------------
  Total produced coal sold      31,091       27,410     23,835      21,192     17,538      16,982       18,596     16,582     15,025
Purchased coal sold*                --           --      1,284       2,302      4,402       6,578        7,989      9,300     10,038
Total employees                  2,809        2,479      1,954       1,431      1,252       1,133        1,214      1,435      1,232
                              ------------------------------------------------------------------------------------------------------

* Purchased coal sales were immaterial in 1996 and 1995.

1996 Annual Report                                                           23
================================================================================

Selected Financial Data


In millions, except per share amounts                          1996           1995           1994           1993           1992

-----------------------------------------------------------------------------------------------------------------------------------
Consolidated Operating Results

Revenues                                                    $ 11,015.2     $ 9,301.4      $ 8,485.3       $ 7,850.2    $  6,600.7
Earnings from continuing operations before taxes                 413.2         362.2          303.3           242.2         215.4
Earnings from continuing operations, net                         268.1         231.8          192.4           166.8         135.3
Earnings (loss) from discontinued operations, net                   --            --             --              --         (96.6)
Cumulative effect of change in accounting principle, net            --            --             --              --         (32.9)
Net earnings                                                     268.1         231.8          192.4           166.8           5.8
Earnings per share
       Continuing operations                                       3.17          2.78           2.32           2.03           1.65
       Discontinued operations                                       --            --             --             --          (1.18)
       Cumulative effect of change in accounting principle           --            --             --             --           (.40)
-----------------------------------------------------------------------------------------------------------------------------------
Net earnings per share                                      $      3.17     $    2.78      $    2.32     $     2.03     $      .07
Return on average shareholders' equity                             17.4%         17.6%          17.1%          17.4%            .6%
Cash dividends per common share                                     .68     $     .60      $     .52     $      .48     $      .40

Consolidated Financial Position

Current assets                                              $   1,796.8     $ 1,411.6      $ 1,258.4     $  1,309.1     $ 1,138.6
Current liabilities                                             1,645.5       1,238.6        1,021.3          930.9         845.4
                                                            ----------------------------------------------------------------------
Working capital                                                   151.3         173.0          237.1          378.2         293.2
Property, plant and equipment, net                              1,677.7       1,435.8        1,274.4        1,100.9       1,046.9
Total assets                                                    3,951.7       3,228.9        2,824.8        2,588.9       2,365.5
Capitalization
       Long-term debt                                               3.0           2.9           24.4           59.6          61.3
       Shareholders' equity                                     1,669.7       1,430.8        1,220.5        1,044.1         880.8
                                                            ----------------------------------------------------------------------
Total capitalization                                        $   1,672.7     $ 1,433.7      $ 1,244.9    $   1,103.7     $   942.1
Percent of total capitalization
       Long-term debt                                                .2%           .2%           2.0%           5.4%          6.5%
       Shareholders' equity                                        99.8%         99.8%          98.0%          94.6%         93.5%
Shareholders' equity per common share                       $     19.93     $   17.20      $   14.79    $      12.72    $   10.81
Common shares outstanding at October 31                            83.8          83.2           82.5           82.1          81.5

Other Data

New awards                                                  $  12,487.8     $10,257.1      $ 8,071.5      $ 8,000.9     $10,867.7
Backlog at year end                                            15,757.4      14,724.9       14,021.9       14,753.5      14,706.0
Capital expenditures                                              392.4         318.9          236.6          171.5         287.0
Cash provided by operating activities                       $     406.9     $   366.4      $   458.6      $   188.7     $   306.1



In millions, except per share amounts                                1991             1990          1989           1988
-----------------------------------------------------------------------------------------------------------------------------------
Consolidated Operating Results
Revenues                                                           $ 6,572.0        $7,248.9     $ 6,127.2       $5,008.9
Earnings from continuing operations before taxes                       228.4           153.6         135.6           62.0
Earnings from continuing operations, net                               153.1           119.4          84.1           38.6
Earnings (loss) from discontinued operations, net                       11.0            35.2          28.6           21.6
Cumulative effect of change in accounting principle, net                --              --            --             --
Net earnings                                                           164.1           154.6         112.7           60.2
Earnings per share
       Continuing operations                                            1.87            1.47          1.04            .48
       Discontinued operations                                           .14             .43           .36            .27
       Cumulative effect of change in accounting principle              --              --            --             --
                                                                   --------------------------------------------------------
Net earnings per share                                             $    2.01        $   1.90     $    1.40       $    .75
Return on average shareholders' equity                                  20.2%           23.3%         21.5%          14.2%
Cash dividends per common share                                          .32        $    .24     $     .14       $    .02

Consolidated Financial Position

Current assets                                                     $ 1,159.5        $1,222.8     $ 1,036.4       $1,001.0
Current liabilities                                                    848.2           984.0         797.7          786.1
                                                                   -------------------------------------------------------
Working capital                                                        311.3           238.8         238.7          214.9
Property, plant and equipment, net                                   1,092.7           925.3         775.3          729.8
Total assets                                                         2,421.4         2,475.8       2,154.3        2,075.7
Capitalization
       Long-term debt                                                   75.7            57.6          62.5           95.0
       Shareholders' equity                                            900.6           741.3         589.9          467.1
                                                                   -------------------------------------------------------
Total capitalization                                               $   976.3        $  798.9     $   652.4      $   562.1
Percent of total capitalization
       Long-term debt                                                    7.8%            7.2%          9.6%          16.9%
       Shareholders' equity                                             92.2%           92.8%         90.4%          83.1%
Shareholders' equity per common share                                   11.10       $   9.22     $    7.39      $    5.91
Common shares outstanding at October 31                                 81.1            80.4          79.8           79.1

Other Data

New awards                                                         $ 8,531.6        $7,632.3     $ 7,135.3      $ 5,955.2
Backlog at year end                                                 11,181.3         9,557.8       8,360.9        6,658.6
Capital expenditures                                                   159.7           155.7         139.2           86.3
Cash provided by operating activities                              $   219.0        $  353.1     $   265.1      $    17.7

See Management's Discussion and Analysis on pages 24 to 27 and Notes to Consolidated Financial Statements on pages 33 to 43 for information relating to significant items affecting the results of operations. The quarterly dividend was increased from $.02 per share to $.04 per share in the second quarter of 1989, to $.06 per share in the first quarter of 1990, to $.08 per share in the first quarter of 1991, to $.10 per share in the first quarter of 1992, to $.12 per share in the first quarter of 1993, to $.13 per share in the first quarter of 1994, to $.15 per share in the first quarter of 1995, to $.17 per share in the first quarter of 1996 and to $.19 per share in the first quarter of 1997.

Fluor Corporation                                                           24
==============================================================================
Management's Discussion and Analysis


The following discussion and analysis is provided to increase understanding of, and should be read in conjunction with, the consolidated financial statements and accompanying notes.

Results of Operations

The company currently operates in two business segments: Engineering and Construction and Coal. The Engineering and Construction segment provides design, engineering, procurement, construction, maintenance and other diversified services to clients in a broad range of industrial and geographic markets on a worldwide basis. The Coal segment produces, processes and sells high-quality, low-sulfur steam coal for the electric generating industry as well as industrial customers, and metallurgical coal for the steel industry.

Engineering and Construction Segment

Total 1996 new awards were $12.5 billion compared with $10.3 billion in 1995 and $8.1 billion in 1994. The following table sets forth new awards for each of the segment's business groups:


$ in millions / Year ended October 31,                 1996                   1995                     1994
----------------------------------------------------------------------------------------------------------------
Process                                         $  4,061   33%          $  3,859    38%           $ 4,432    55%
Industrial                                         6,182   49              4,313    42              2,948    37
Power/Government                                   1,428   11              1,873    18                516     6
Diversified Services                                 817    7                212     2                176     2
----------------------------------------------------------------------------------------------------------------
Total new awards                                $ 12,488  100%          $ 10,257   100%           $ 8,072   100%
================================================================================================================
U.S.                                              $5,749   46%           $ 4,495    44%           $ 3,165    39%
Outside U.S.                                       6,739   54              5,762    56              4,907    61
----------------------------------------------------------------------------------------------------------------
Total new awards                                $ 12,488  100%          $ 10,257   100%           $ 8,072   100%
================================================================================================================


        During 1996, 54 percent of new awards came from projects located outside of the United States, compared with 56 percent and 61 percent in 1995 and 1994, respectively. The company's future award prospects include several large-scale international projects. The large size and uncertain timing of these projects can create variability in the company's award pattern; consequently, future award trends are difficult to predict with certainty. Process Group new awards reflect this variability, as fewer large-scale project awards were received in 1996 compared with 1995 and 1994. In 1996, this was partially offset by smaller to medium sized awards. Growth in the Industrial Group's new awards in 1996 is due primarily to significant activity in the mining and metals sector, including a $1 billion award for the procurement, construction and management services of a copper and gold mine in Indonesia, in addition to increases in the telecommunications and pharmaceuticals sectors. The growth in the Industrial Group's new awards in 1995 compared with 1994 is due primarily to significant new awards activity in the automotive and mining and metals operating sectors, along with continued growth in demand for consumer products, particularly in developing countries. The Power/Government Group's new awards in 1996 reflect the company being selected to manage the environmental cleanup of the Department of Energy's Hanford site, a former plutonium production facility located in southeastern Washington state. The initial five-year contract is valued at $5 billion with potential contract extensions for an additional five years and $5 billion. This work is expected to be added to backlog on an annual basis as congressional authority to expend the funds is received. The initial authorized phase of $1 billion was recognized as a new award in the fourth quarter of 1996. The growth in the Power/Government Group's new awards in 1995 compared with 1994 is due primarily to an award totaling over $1 billion relating to a power plant to be constructed in Paiton, Indonesia. The increase in the Diversified Services Group's new awards in 1996 was due primarily to the award of facility management service contracts for IBM at various facilities located throughout the United States.
        Backlog at October 31, 1996, 1995 and 1994 was $15.8 billion, $14.7 billion and $14.0 billion, respectively. The Process Group's backlog continued to decline in 1996, reflecting the work off of certain large-scale projects. Backlog for the other engineering and construction business groups increased, reflecting the higher new award

1996 Annual Report                                                           25
================================================================================

activity as well as the impact of acquisitions. Although backlog reflects business which is considered to be firm, cancellations or scope adjustments do occur. Backlog has been adjusted to reflect project cancellations, deferrals, and revised project scope and cost, both upwards and downwards. The net reduction in backlog from project adjustments and cancellations during the year ended October 31, 1996 was $1.6 billion, compared with $1.2 billion and $1.1 billion for the years ended October 31, 1995 and 1994, respectively.

        Engineering and Construction revenues increased to $10.1 billion in 1996 compared with $8.5 billion in 1995 and $7.7 billion in 1994 due primarily to increases in the volume of work performed. U.S. revenues increased in 1996, reflecting both growth within the Diversified Services Group and an overall improving U.S. economy. Export revenues increased in 1996 compared with 1995 and 1994 as the result of substantial engineering work performed in the U.S. for a petrochemical complex in Kuwait. Excluding the Kuwait project, export revenues continued to decline in 1996, reflecting the company's efforts to provide a higher percentage of engineering services through its international offices. Engineering and Construction operating profits increased 12 percent to $320 million in 1996, compared with $286 million in 1995 and $259 million in 1994 due primarily to an increase in the volume of work performed, partially offset by continued high levels of investment spending for strategic business development. These expenditures are expensed as incurred and reflect the company's pursuit of business opportunities across numerous global markets. Margins declined slightly in 1996 from 1995 and 1994 levels due to the increased investment spending, competitive market conditions and the mix of engineering and construction projects. Margins were also adversely impacted by losses incurred in connection with a mining project in South America. The majority of the company's Engineering and Construction contracts provide for reimbursement of costs plus a fixed or percentage fee. In the highly competitive markets served by this segment, there is an increasing trend for cost-reimbursable contracts with incentive-fee arrangements and fixed or unit price contracts. In certain instances, the company has provided guaranteed completion dates and/or achievement of other performance criteria. Failure to meet schedule or performance guarantees can result in non-reimbursable costs which could exceed project profit margins. The company continues to focus on improving operating margins by lowering the cost of delivering services through its global network of offices, allowing greater use of high-value engineering centers located in lower cost areas of the world.

        During 1996, the company continued to enhance its growth potential by expanding existing businesses through both internal expansion and strategic acquisitions, particularly within the Diversified Services Group. Diversified Services continues to expand by marketing services directly to clients that previously have been provided as support for engineering and construction projects, while also capitalizing on emerging international markets. In most cases, Diversified Services' operating companies typically carry profit margins higher than traditional engineering and construction projects, and because of their more purely service nature, they generally do not generate significant backlog as a measure of their activity. Supplementing internal growth were the following acquisitions: In May 1996, the company consummated a merger between one of its subsidiaries, Fluor Daniel Environmental Services, Inc., and Groundwater Technology, Inc., wherein the company acquired an approximate 55 percent interest in the newly named company, Fluor Daniel GTI, Inc.; in March 1996, American Equipment Company, Inc., the company's equipment rental and sales subsidiary, acquired S&R Equipment Company, Inc.; and, in October 1996, the company acquired Marshall Contractors, Inc.

        In addition to the acquisitions noted above, during 1996 the company finalized a number of smaller acquisitions, primarily in selected niche markets. All acquisitions have been accounted for under the purchase method of accounting and their results of operations have been included in the company's consolidated financial statements from the respective acquisition dates. If these acquisitions had been made at the beginning of 1996, results of operations would not have differed materially from actual results.

Coal Segment

Revenues and operating profit from Coal operations in 1996 were $961 million and $135 million, respectively, compared with $850 million and $111 million in 1995. Revenues and operating profit in 1994 were $768 million and $95 million.

Fluor Corporation                                                          26
==============================================================================

        Revenues increased in 1996 due primarily to increased sales volume of both metallurgical and steam coal. Metallurgical coal revenues increased due primarily to the continued strong demand by steel producers and the capturing of a larger share of the metallurgical coal market. Steam coal sales benefited from the severe winter in 1996 as electric utilities replenished their depleted inventory levels. Gross profit and operating profit increased in 1996 compared with 1995 due primarily to the increased sales volume and lower costs of both metallurgical and steam coal combined with improved pricing of metallurgical coal.

        Revenues increased in 1995 compared with 1994 due primarily to increased sales volume of metallurgical coal, which more than offset lower demand for steam coal due to the prior year's mild winter weather conditions. Metallurgical coal sales increased in 1995 due to the strong demand by steel producers. Operating profit increased 17 percent in 1995 due primarily to the increased sales volume of metallurgical coal which has a higher margin than steam coal.


Other

Net interest income for the year ended October 31, 1996 decreased $7.9 million compared with the same period of 1995 due primarily to both lower interest earning assets and higher interest bearing liabilities. Net interest income increased in 1995 compared with 1994 due largely to higher rates of return on short-term investments and the prepayment of a 13.5 percent note in the first quarter of 1995.
        Corporate administrative and general expense in 1996 was level with 1995 as lower corporate overhead was offset by higher performance-driven compensation plan expense. Corporate administrative and general expense increased slightly in 1995 compared with 1994 due primarily to higher performance-driven compensation plan expense partially offset by lower corporate overhead.

        Effective November 1, 1995, the company adopted Statement of Financial Accounting Standards No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of" (SFAS No. 121). The adoption of SFAS No. 121 had no impact on the company's consolidated results of operations or financial position.

        In October 1995, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" (SFAS No. 123). Adoption of the new accounting standards prescribed by SFAS No. 123 is optional. The company intends to continue accounting for its plans under previous accounting standards and beginning in 1997 will adopt the "disclosure only" alternative available under SFAS No. 123.

Discontinued Operations

On April 7, 1994, the company completed the sale of its Lead business for initial cash proceeds of approximately $52 million plus deferred amounts to be paid in installments over periods ranging from five to eight years.

        The sale by the company of its Lead business included St. Joe Minerals Corporation ("St. Joe") and its environmental liabilities for several different lead mining, smelting and other lead related environmental sites. As a condition of the St. Joe sale, however, the company retained responsibility for certain non-lead related environmental liabilities, arising out of St. Joe's former zinc mining and smelting division, but only to the extent that such liabilities are not covered by St. Joe's comprehensive general liability insurance.

        The zinc mining and smelting division of St. Joe was sold to Zinc Corporation of America ("ZCA") in 1987. As part of the sale agreement, St. Joe and the company agreed to indemnify ZCA in the event that certain environmental liabilities arise from three Zinc facilities (the "Zinc Facilities"). During 1993, ZCA made claims under this indemnity as well as under the Comprehensive Environmental Response, Compensation and Liability Act ("CERCLA") against St. Joe. In 1994, ZCA filed suit against St. Joe and the company, among others, seeking compensation. In 1994, the company and St. Joe, among others, executed a settlement agreement with ZCA, which among other things, cancels the indemnity previously provided to ZCA and limits environmental expenditures at the Zinc Facilities for which St. Joe

1996 Annual Report                                                          27
===============================================================================

would be responsible to no more than approximately $10 million. This amount had been previously reserved by the company. Expenses incurred and payments made under the settlement agreement are expected to be made over a period of at least five years from the date of settlement.

Financial Position and Liquidity

The increase in cash flows from operating activities in 1996 is due primarily to higher earnings, partially offset by increases in operating assets and liabilities. During 1996, increases in receivables and contract work in progress were only partially offset by increases in certain project related short-term liabilities. These increases were primarily the result of acquisitions and the volume of work in progress. These changes in operating assets and liabilities from year to year are affected by the mix, stage of completion and commercial terms of engineering and construction projects. The increase in cash utilized by investing activities in 1996 compared with 1995 and 1994 is primarily attributable to increased capital expenditures and acquisitions by both the Engineering and Construction and Coal operations, partially offset by increased proceeds from the sales and maturities of marketable securities. Capital expenditures and acquisitions by the Coal operations have been directed primarily towards acquiring additional coal reserves. Engineering and Construction capital expenditures and acquisitions were primarily for American Equipment and directed towards expanding the machinery and equipment rental business. Investing activity in 1994 included the initial pretax proceeds from the sale of the Lead business. Cash utilized by financing activities consisted primarily of dividend payments and the payment of certain long-term debt, partially offset by an increase in short-term borrowings.

        The long-term debt to capitalization ratio at October 31, 1996 and 1995 was less than 1.0 percent.

        The company has on hand and access to sufficient sources of funds to meet its anticipated operating, expansion and capital needs. Significant short- and long-term lines of credit are maintained with banks which, along with cash on hand and marketable securities, provide adequate operating liquidity. Liquidity is also provided by the company's commercial paper program under which there was $30 million outstanding at both October 31, 1996 and 1995. Additionally, during December 1996 the company filed a shelf registration statement with the Securities and Exchange Commission for the sale of up to $400 million of debt securities. The filing will enable the company to issue debt from time to time during the next two years. Proceeds from any offering will be used for general corporate purposes, which may include working capital requirements, capital expenditures and possible acquisitions.

        Cash dividends increased to $56.8 million ($.68 per share) in 1996 from $49.7 million ($.60 per share) in 1995 and $42.8 million ($.52 per share) in 1994. Quarterly dividends have been increased in each of the past three years to the current level of $.19 per share.

        Although the company is affected by inflation and the cyclical nature of the industry, its Engineering and Construction operations are generally protected by the ability to recover cost increases in most contracts. Coal operations produce a commodity which is internationally traded at prices established by market factors outside the control of the company. However, commodity prices generally tend over the long-term to correlate with inflationary trends, and the company's substantial coal reserves provide a hedge against the long-term effects of inflation. Although the company has taken actions to reduce its dependence on external economic conditions, management is unable to predict with certainty the amount and mix of future business.

Fluor Corporation                                                           28
==============================================================================

Consolidated Balance Sheet

$ in thousands / At October 31,                                                                        1996              1995
---------------------------------------------------------------------------------------------------------------------------------

Assets

Current Assets
Cash and cash equivalents                                                                         $   246,964      $    292,934
Marketable securities                                                                                  69,378           137,758
Accounts and notes receivable                                                                         742,547           470,104
Contract work in progress                                                                             561,490           362,910
Inventories                                                                                            73,927            63,284
Deferred taxes                                                                                         50,157            55,088
Other current assets                                                                                   52,360            29,593
                                                                                              -----------------------------------


Total current assets                                                                                1,796,823         1,411,671
                                                                                              -----------------------------------

Property, Plant and Equipment
Land                                                                                                  63,969             62,309
Buildings and improvements                                                                           329,358            312,981
Machinery and equipment                                                                            1,424,999          1,063,547
Mining properties and mineral rights                                                                 644,415            590,145
Construction in progress                                                                              36,133             37,402
                                                                                              -----------------------------------

                                                                                                  2,498,874           2,066,384
Less accumulated depreciation, depletion and amortization                                           821,212             630,573
                                                                                              -----------------------------------

Net property, plant and equipment                                                                 1,677,662           1,435,811
                                                                                              -----------------------------------

Other Assets
Goodwill, net of accumulated amortization of $18,589 and $11,778, respectively                      84,772               33,303
Investments                                                                                        108,107               88,488
Other                                                                                              284,362              259,633
                                                                                              -----------------------------------

Total other assets                                                                                 477,241              381,424
                                                                                              -----------------------------------
                                                                                               $ 3,951,726         $  3,228,906
                                                                                              ===================================



1996 Annual Report                                                            29
================================================================================


$ in thousands / At October 31,                                                        1996                 1995
----------------------------------------------------------------------------------------------------------------
Liabilities and Shareholders' Equity

Current Liabilities
Accounts and notes payable                                                       $  704,186           $  372,301
Commercial paper                                                                     29,916               29,937
Advance billings on contracts                                                       445,807              393,438
Accrued salaries, wages and benefit plan liabilities                                290,426              269,812
Other accrued liabilities                                                           175,026              148,782
Current portion of long-term debt                                                       207               24,375
                                                                                 -------------------------------
Total current liabilities                                                         1,645,568            1,238,645
                                                                                 -------------------------------
Long-Term Debt Due After One Year                                                     2,967                2,873

Noncurrent Liabilities
Deferred taxes                                                                       42,632               44,211
Other                                                                               590,833              512,363
                                                                                 -------------------------------

Total noncurrent liabilities                                                        633,465              556,574
                                                                                 -------------------------------

Contingencies and Commitments

Shareholders' Equity
Capital stock
       Preferred--authorized 20,000,000 shares without par value, none issued
       Common--authorized 150,000,000 shares of $.625 par value; issued and
          outstanding in 1996--83,791,197 shares and in 1995--83,164,866 shares      52,369               51,978
Additional capital                                                                  573,037              538,503
Retained earnings                                                                 1,077,559              866,305
Unamortized executive stock plan expense                                            (32,538)             (26,865)
Cumulative translation adjustment                                                      (701)                 893
                                                                                 -------------------------------

Total shareholders' equity                                                        1,669,726            1,430,814
                                                                                 -------------------------------
                                                                                 $3,951,726           $3,228,906
                                                                                 ===============================

See Notes to Consolidated Financial Statements.

Fluor Corporation                                                             30
================================================================================

Consolidated Statement of Earnings


In thousands, except per share amounts / Year ended October 31,                       1996                 1995                1994
------------------------------------------------------------------------------------------------------------------------------------
Revenues
Engineering and construction services                                          $10,054,365           $8,451,626          $7,717,542
Coal                                                                               960,827              849,758             767,725
                                                                               -----------------------------------------------------

Total revenues                                                                  11,015,192            9,301,384           8,485,267
                                                                               -----------------------------------------------------

Cost of Revenues
Engineering and construction services                                            9,739,148            8,171,351           7,466,274
Coal                                                                               826,301              738,725             672,527
                                                                               -----------------------------------------------------

Total cost of revenues                                                          10,565,449            8,910,076           8,138,801

Other (Income) and Expenses
Corporate administrative and general expense                                        48,120               48,636              47,855
Interest expense                                                                    16,051               13,385              16,861
Interest income                                                                    (27,646)             (32,927)            (21,549)
                                                                               -----------------------------------------------------

Total cost and expenses                                                         10,601,974            8,939,170           8,181,968
                                                                               -----------------------------------------------------

Earnings Before Taxes                                                              413,218              362,214             303,299
Income Tax Expense                                                                 145,134              130,446             110,900
                                                                               -----------------------------------------------------

Net Earnings                                                                   $   268,084           $  231,768          $  192,399
                                                                               =====================================================

Earnings Per Share                                                             $      3.17           $     2.78          $     2.32
                                                                               ====================================================

Shares Used to Calculate Earnings Per Share                                         84,566               83,428              82,796
                                                                               =====================================================

See Notes to Consolidated Financial Statements.

1996 Annual Report                                                           31
===============================================================================

Consolidated Statement of Cash Flows

In thousands / Year ended October 31,                                                            1996                   1995
------------------------------------------------------------------------------------------------------------------------------
Cash Flows From Operating Activities

Net earnings                                                                                $ 268,084              $ 231,768
Adjustments to reconcile net earnings to cash provided by operating activities:
       Depreciation, depletion and amortization                                               194,129                146,957
       Deferred taxes                                                                          12,631                  1,709
       Changes in operating assets and liabilities                                            (60,353)                 9,408
       Other, net                                                                              (7,632)               (23,491)
                                                                                            -------------------------------------
Cash provided by operating activities                                                         406,859                366,351
                                                                                            -------------------------------------

Cash Flows From Investing Activities

Capital expenditures                                                                         (392,436)              (318,942)
E&C businesses acquired                                                                       (87,085)               (16,230)
Coal companies acquired                                                                        (5,010)                    --
Purchase of marketable securities                                                             (67,069)              (132,934)
Proceeds from sales and maturities of marketable securities                                   134,496                115,553
Investments, net                                                                                3,991                (16,667)
Proceeds from sale of property, plant and equipment                                            29,486                 17,406
Initial pretax cash proceeds from sale of discontinued operations                                  --                     --
Other, net                                                                                    (12,699)               (29,221)
                                                                                            -------------------------------------
Cash utilized by investing activities                                                        (396,326)              (381,035)
                                                                                            -------------------------------------

Cash Flows From Financing Activities

Cash dividends paid                                                                           (56,830)               (49,712)
Payments on debt                                                                              (42,456)               (35,604)
Increase (decrease) in short-term borrowings                                                   26,109                  9,980
Stock options exercised                                                                        17,351                  9,757
Decrease in note payable to affiliate                                                              --                     --
Other, net                                                                                       (677)                (1,271)
                                                                                            -------------------------------------
Cash utilized by financing activities                                                         (56,503)               (66,850)
                                                                                            -------------------------------------

(Decrease) increase in cash and cash equivalents                                              (45,970)               (81,534)
Cash and cash equivalents at beginning of year                                                292,934                374,468
                                                                                            -------------------------------------
Cash and cash equivalents at end of year                                                    $ 246,964             $  292,934
                                                                                            =====================================


In thousands / Year ended October 31,                                                                 1994
----------------------------------------------------------------------------------------------------------
Cash Flows From Operating Activities

Net earnings                                                                                     $ 192,399
Adjustments to reconcile net earnings to cash provided by operating activities:
       Depreciation, depletion and amortization                                                    114,258
       Deferred taxes                                                                                2,801
       Changes in operating assets and liabilities                                                 141,723
       Other, net                                                                                    7,428
                                                                                                 ---------
Cash provided by operating activities                                                              458,609
                                                                                                 ---------

Cash Flows From Investing Activities

Capital expenditures                                                                              (236,623)
E&C businesses acquired                                                                                 --
Coal companies acquired                                                                            (38,164)
Purchase of marketable securities                                                                  (60,213)
Proceeds from sales and maturities of marketable securities                                         39,930
Investments, net                                                                                       214
Proceeds from sale of property, plant and equipment                                                 18,271
Initial pretax cash proceeds from sale of discontinued operations                                   51,869
Other, net                                                                                          (1,172)
                                                                                                 ---------
Cash utilized by investing activities                                                             (225,888)
                                                                                                 ---------

Cash Flows From Financing Activities

Cash dividends paid                                                                                (42,828)
Payments on debt                                                                                    (1,994)
Increase (decrease) in short-term borrowings                                                       (10,096)
Stock options exercised                                                                             11,946
Decrease in note payable to affiliate                                                              (30,000)
Other, net                                                                                            (125)
                                                                                                 ---------
Cash utilized by financing activities                                                              (73,097)
                                                                                                 ---------

(Decrease) increase in cash and cash equivalents                                                   159,624
Cash and cash equivalents at beginning of year                                                     214,844
                                                                                                 ---------
Cash and cash equivalents at end of year                                                         $ 374,468
                                                                                                 =========

See Notes to Consolidated Financial Statements.

Fluor Corporation                                                             32
================================================================================

Consolidated Statement of Shareholders' Equity

                                                                                            Unamortized
                                                   Common Stock                               Executive   Cumulative
In thousands, except per share amounts          -------------------  Additional   Retained   Stock Plan  Translation
Year ended October 31, 1994, 1995 and 1996       Shares      Amount     Capital   Earnings      Expense   Adjustment         Total
----------------------------------------------------------------------------------------------------------------------------------
Balance at October 31, 1993                     82,093       $51,308    $478,204  $ 534,678    $(16,828)    $(3,240)   $ 1,044,122
                                                ----------------------------------------------------------------------------------
Net earnings                                                                        192,399                                192,399
Cash dividends ($.52 per share)                                                     (42,828)                               (42,828)
Exercise of stock options, net                     396           248      11,698                                            11,946
Stock option tax benefit                                                   4,046                                             4,046
Amortization of executive stock plan expense                                                       3,837                     3,837
Issuance of restricted stock, net                   19            11       1,128                  (1,481)                     (342)
Tax benefit from reduction of valuation
  allowance for deferred tax assets                                        3,728                                             3,728
Translation adjustment (net of deferred taxes
  of $2,268)                                                                                                  3,548          3,548
                                                ----------------------------------------------------------------------------------
Balance at October 31, 1994                     82,508        51,567     498,804    684,249      (14,472)       308      1,220,456
                                                ----------------------------------------------------------------------------------
Net earnings                                                                        231,768                                231,768
Cash dividends ($.60 per share)                                                     (49,712)                               (49,712)
Exercise of stock options, net                     264           165       9,592                                             9,757
Stock option tax benefit                                                   2,460                                             2,460
Amortization of executive stock plan expense                                                       3,684                     3,684
Issuance of restricted stock, net                  393           246      20,320                 (16,077)                    4,489
Tax benefit from reduction of valuation
  allowance for deferred tax assets                                        7,327                                             7,327
Translation adjustment (net of deferred taxes
  of $374)                                                                                                      585            585
                                                ----------------------------------------------------------------------------------
Balance at October 31, 1995                     83,165        51,978     538,503    866,305      (26,865)       893      1,430,814
                                                ----------------------------------------------------------------------------------
Net earnings                                                                        268,084                                268,084
Cash dividends ($.68 per share)                                                     (56,830)                               (56,830)
Exercise of stock options, net                     466           291      17,060                                            17,351
Stock option tax benefit                                                   3,977                                             3,977
Amortization of executive stock plan expense                                                       5,723                     5,723
Issuance of restricted stock, net                  160           100      11,084                 (11,396)                     (212)
Tax benefit from reduction of valuation
  allowance for deferred tax assets                                        2,413                                             2,413
Translation adjustment (net of deferred taxes
  of $1,019)                                                                                                 (1,594)        (1,594)
                                                ----------------------------------------------------------------------------------
Balance at October 31, 1996                     83,791       $52,369    $573,037 $1,077,559     $(32,538)   $  (701)    $1,669,726
                                                ==================================================================================

See Notes to Consolidated Financial Statements.

1996 Annual Report                                                            33
================================================================================

Notes to Consolidated Financial Statements




Major Accounting Policies


Principles of Consolidation
The financial statements include the accounts of the company and its subsidiaries. The equity method of accounting is used for investment ownership ranging from 20 percent to 50 percent. Investment ownership of less than 20 percent is accounted for on the cost method. All significant intercompany transactions of consolidated subsidiaries are eliminated. Certain 1995 and 1994 amounts have been reclassified to conform with the 1996 presentation.

Use of Estimates
The preparation of the financial statements of the company requires management to make estimates and assumptions that affect reported amounts. These estimates are based on information available as of the date of the financial statements. Therefore, actual results could differ from those estimates.

Engineering and Construction Contracts
The company recognizes engineering and construction contract revenues using the percentage-of-completion method, based primarily on contract costs incurred to date compared with total estimated contract costs. Customer-furnished materials, labor and equipment, and in certain cases subcontractor materials, labor and equipment, are included in revenues and cost of revenues when management believes that the company is responsible for the ultimate acceptability of the project. Contracts are segmented between types of services, such as engineering and construction, and accordingly, gross margin related to each activity is recognized as those separate services are rendered. Changes to total estimated contract costs or losses, if any, are recognized in the period in which they are determined. Revenues recognized in excess of amounts billed are classified as current assets under contract work in progress. Amounts received from clients in excess of revenues recognized to date are classified as current liabilities under advance billings on contracts. The company anticipates that substantially all incurred costs associated with contract work in progress at October 31, 1996 will be billed and collected in 1997.

Depreciation, Depletion and Amortization
Additions to property, plant and equipment are recorded at cost. Assets other than mining properties and mineral rights are depreciated principally using the straight-line method over the following estimated useful lives: buildings and improvements--3 to 50 years and machinery and equipment--2 to 30 years. Mining properties and mineral rights are depleted on the units-of-production method. Leasehold improvements are amortized over the lives of the respective leases. Goodwill is amortized on the straight-line method over periods not longer than 40 years.

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

Earnings Per Share
Earnings per share is based on the weighted average number of common shares and, when appropriate, common equivalent shares outstanding in each period. Common equivalent shares, primarily stock options, are included when the effect of exercise would be dilutive.

Fluor Corporation                                                             34
================================================================================

Marketable Securities
All investment securities are considered to be available-for-sale and carried at fair value. Management determines classification at the time of purchase and reevaluates its appropriateness at each balance sheet date. The company's investments primarily include short-term, highly liquid investment grade debt securities. As of October 31, 1996 and 1995 there were no material gross unrealized gains or losses as the carrying value of the security portfolio approximated fair value. Gross realized gains and losses on sales of securities for the years ended October 31, 1996 and 1995 were also not material. The cost of securities sold is based on the specific identification method. As of October 31, 1996 approximately $21 million of securities mature within one year, $44 million mature in the next two to three years and approximately $4 million mature after three years.

Inventories
Inventories are stated at the lower of cost or market using the average cost method. Inventories comprise:

$ in thousands / At October 31,                             1996         1995
-------------------------------------------------------------------------------
Coal                                                       $28,809      $28,874
Supplies and other                                          45,118       34,410
                                                           --------------------
                                                           $73,927      $63,284
                                                           ====================

Long-Lived Assets
Effective November 1, 1995, the company adopted Statement of Financial Accounting Standards No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of" (SFAS No. 121). The adoption of SFAS No. 121 had no impact on the company's consolidated results of operations or financial position.

Foreign Currency
The company's utilization of derivative financial instruments is substantially limited to the use of forward exchange contracts to hedge foreign currency transactions entered into in the ordinary course of business and not to engage in currency speculation. The company's forward exchange contracts do not subject the company to risk from exchange rate movements because gains and losses on such contracts offset losses and gains, respectively, on the assets, liabilities or transactions being hedged. Accordingly, the unrealized gains and losses are deferred and included in the measurement of the related foreign currency transaction. At October 31, 1996, the company had approximately $68 million of foreign exchange contracts outstanding relating to lease commitments and contract obligations. The forward exchange contracts generally require the company to exchange U.S. dollars for foreign currencies at maturity, at rates agreed to at inception of the contracts. If the counterparties to the exchange contracts (primarily AA rated international banks) do not fulfill their obligations to deliver the contracted currencies, the company could be at risk for any currency related fluctuations. The company limits exposure to foreign currency fluctuations in most of its engineering and construction contracts through provisions that require client payments in U.S. dollars or other currencies corresponding to the currency in which costs are incurred. As a result, the company generally does not need to hedge foreign currency cash flows for contract work performed. The amount of any gain or loss on these contracts in 1996 and 1995 was immaterial. The contracts are of varying duration, none of which extend beyond December 1, 1999. The functional currency of all significant foreign operations is the local currency.

Concentrations of Credit Risk
The company provides a variety of financing arrangements for its engineering and construction clients. The majority of accounts receivable and all contract work in progress are from engineering and construction clients in various industries and locations throughout the world. Most contracts require payments as the projects progress or in

1996 Annual Report                                                            35
================================================================================


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

Consolidated Statement of Cash Flows

Securities with maturities of 90 days or less at the date of purchase are classified as cash equivalents. Securities with maturities beyond 90 days are classified as marketable securities and are carried at fair market value. The changes in operating assets and liabilities as shown in the Consolidated Statement of Cash Flows comprise:


$ in thousands / Year ended October 31,                  1996            1995         1994
------------------------------------------------------------------------------------------
Decrease (increase) in:
       Accounts and notes receivable                $ (78,632)      $(141,505)    $ 73,905
       Contract work in progress                     (176,137)        (52,488)      (2,626)
       Inventories                                     (8,743)        (10,581)     (18,042)
       Other current assets                           (18,465)          6,292       (8,493)
Increase in:
       Accounts payable                               167,350          35,334       43,523
       Advance billings on contracts                   43,382         172,062       25,406
       Accrued liabilities                             10,892             294       28,050
                                                    --------------------------------------
Changes in operating assets and liabilities         $ (60,353)      $   9,408     $141,723
                                                    ======================================
Cash paid during the year for:
       Interest expense                             $  11,832       $   7,672     $ 12,830
       Income tax payments, net                       120,570         121,508       81,306

Acquisitions and Disposition

During the last three years, the company completed certain business acquisitions in connection with its strategic long-term growth goals. These acquisitions were in both the Engineering and Construction and Coal segments. The Engineering and Construction acquisitions were concentrated primarily within the Diversified Services Group, consistent with the company's strategy of diversification to strengthen its growth potential while mitigating the down cycles of individual markets, segments or geographic regions.

        The following summarizes major Engineering and Construction acquisitions:

1996:
Groundwater Technology, Inc. ("GTI"), a publicly traded company headquartered in Massachusetts, that provides detailed, scientific environmental assessment and remediation programs, as well as other environmental support services. Under the terms of the transaction, the company consummated a merger between one of its subsidiaries, Fluor Daniel Environmental Services, Inc., and GTI wherein the company acquired an approximate 55 percent interest in the newly named company, Fluor Daniel GTI, Inc.
S&R Equipment Company, Inc., a privately held U.S. company based in Ohio, that specializes in high-lift equipment rentals.
Marshall Contractors, Inc., a privately held U.S. company based in Rhode Island, that provides specialized construction services to the microelectronics, pharmaceuticals, biotechnology, foods and related industries.

        These businesses and other smaller acquisitions were purchased for $87 million. The fair value of assets acquired, including goodwill of $50 million, was $329 million, and liabilities assumed totaled $242 million.

1995:
Management Resources Group, plc, a privately held company headquartered in London, England, that provides permanent and temporary placement services for accounting, information technology and office personnel.
Anderson DeBartolo Pan, Inc., a privately held U.S. company based in Arizona, that provides professional services in engineering, architectural and construction management to the microelectronics market and the health care, hospitality and sports facilities industries.

Fluor Corporation                                                             36
================================================================================

A majority interest in Prosynchem S.A., a privately held company headquartered in Gliwice, Poland, that provides engineering and construction services to clients in the petroleum, petrochemicals, chemicals and environmental industries in Poland and other Eastern European countries.

        These businesses and other smaller acquisitions were purchased for $16 million. The fair value of assets acquired, including goodwill of $16 million, was $30 million, and liabilities assumed totaled $14 million.

There were no significant Engineering and Construction acquisitions in 1994.

        Massey Coal Company ("Massey") purchased five coal mining companies during 1994 through 1996. The aggregate purchase price was $43 million and included the fair value of assets acquired, consisting of $89 million of property, plant and equipment, and mining rights, $5 million of working capital and other assets, net of other liabilities assumed of $51 million. These acquisitions, along with capital expenditures, have been directed primarily towards acquiring additional coal reserves.
        All of the above acquisitions have been accounted for under the purchase method of accounting and their results of operations have been included in the company's consolidated financial statements from the respective acquisition dates. If these acquisitions had been made at the beginning of 1996, 1995 or 1994, pro forma results of operations would not have differed materially from actual results.
        From time to time, the company enters into investment arrangements, including joint ventures, that are related to its Engineering and Construction business. During 1996 and 1995, the majority of these expenditures related to ongoing investments in an equity fund that focuses on energy related projects and a number of smaller, diversified ventures. In 1994, the majority of joint venture investment activity related to the acquisition of a minority interest in Prochem S.A., one of Poland's largest engineering and construction companies.
        On April 7, 1994, the company completed the sale of its Lead business for initial cash proceeds of approximately $52 million plus deferred amounts to be paid in installments over periods ranging from five to eight years. The closing of the sale had no impact on the company's earnings beyond what was originally recognized when the Lead business was discontinued in 1992. Revenues from the Lead business were approximately $71 million for the five month period through the date of sale in 1994.

Income Taxes

The income tax expense (benefit) included in the Consolidated Statement of Earnings is as follows:

$ in thousands / Year ended October 31,                    1996         1995         1994
-----------------------------------------------------------------------------------------
Current:
       Federal                                         $ 94,864     $ 88,762     $ 58,420
       Foreign                                           25,872       26,803       37,151
       State and local                                   11,767       13,172       12,528
                                                       ----------------------------------
Total current                                           132,503      128,737      108,099
                                                       ----------------------------------
Deferred:
       Federal                                           13,081      (10,776)      (2,145)
       Foreign                                            1,974       11,953        4,673
       State and local                                   (2,424)         532          273
                                                       ----------------------------------
Total deferred                                           12,631        1,709        2,801
                                                       ----------------------------------
Total income tax expense                               $145,134     $130,446     $110,900
                                                       ==================================

        A reconciliation of U.S. statutory federal income tax expense to the company's income tax expense on earnings is as follows:

$ in thousands / Year ended October 31,                   1996          1995          1994
------------------------------------------------------------------------------------------
U.S. statutory federal income tax expense             $144,626      $126,775      $106,155
Increases (decreases) in taxes resulting from:
       State and local income taxes                      9,542         9,288         8,498
       Effect of non-U.S. tax rates                      6,057         5,682         7,412
       Depletion                                       (11,054)      (10,497)       (9,560)
       Other, net                                       (4,037)         (802)       (1,605)
                                                      ------------------------------------
Total income tax expense                              $145,134      $130,446      $110,900
                                                      ====================================

1996 Annual Report                                                            37
================================================================================

        Deferred taxes reflect the tax effects of differences between the amounts recorded as assets and liabilities for financial reporting purposes and the amounts recorded for income tax purposes. The tax effects of significant temporary differences giving rise to deferred tax assets and liabilities are as follows:

$ in thousands / At October 31,                                      1996          1995
------------------------------------------------------------------------------------------
Deferred tax assets:
       Accrued liabilities not currently deductible              $  174,772     $  156,925
       Tax basis of building in excess of book basis                 22,999         23,149
       Other                                                         69,375         79,120
                                                                 -------------------------
       Total deferred tax assets                                    267,146        259,194
       Valuation allowance for deferred tax assets                  (38,655)       (44,397)
                                                                 -------------------------
Deferred tax assets, net                                            228,491        214,797
                                                                 -------------------------
Deferred tax liabilities:
       Coal mining property and equipment book
            basis in excess of tax basis                           (147,550)      (128,238)
       Tax on unremitted non-U.S. earnings                          (27,715)       (34,688)
       Other                                                        (45,701)       (40,994)
                                                                 -------------------------
       Total deferred tax liabilities                              (220,966)      (203,920)
                                                                 -------------------------
Net deferred tax assets                                          $    7,525     $   10,877
                                                                 =========================

        The company established a valuation allowance to reduce certain deferred tax assets to amounts that are more likely than not to be realized. Some of this allowance relates to deferred tax assets existing at the date of the company's 1987 quasi-reorganization. Reductions in the valuation allowance relating to these 1987 deferred tax assets are credited to additional capital.

        Residual income taxes of approximately $12 million have not been provided on approximately $30 million of undistributed earnings of certain foreign subsidiaries at October 31, 1996, because the company intends to keep those earnings reinvested indefinitely.

        United States and foreign earnings before taxes are as follows:

$ in thousands / Year ended October 31,               1996           1995          1994
------------------------------------------------------------------------------------------
United States                                      $ 363,687      $ 249,776     $  196,397
Foreign                                               49,531        112,438        106,902
                                                   ---------------------------------------
Total                                              $ 413,218      $ 362,214     $  303,299
                                                   =======================================

Retirement Benefits

The company sponsors contributory and non-contributory defined contribution retirement and defined benefit pension plans for eligible employees. Contributions to defined contribution retirement plans are based on a percentage of the employee's compensation. Expense recognized for these plans of approximately $75 million in 1996, $69 million in 1995 and $67 million in 1994, is primarily related to domestic engineering and construction operations. Contributions to defined benefit pension plans are generally at the minimum annual amount required by applicable regulations. Payments to retired employees under these plans are generally based upon length of service and/or a percentage of qualifying compensation. The defined benefit pension plans are primarily related to international engineering and construction operations, U.S. craft employees and coal operations.

        Net periodic pension income for defined benefit pension plans includes the following components:

$ in thousands / Year ended October 31,                  1996           1995        1994
------------------------------------------------------------------------------------------
Service cost incurred during the period                $ 14,284      $ 12,385     $ 14,310
Interest cost on projected benefit obligation            22,248        21,578       20,275
Income and gains on assets invested                     (75,861)      (50,776)      (7,907)
Net amortization and deferral                            33,868        11,198      (34,255)
                                                       -----------------------------------
Net periodic pension income                            $ (5,461)     $ (5,615)    $ (7,577)
                                                       ===================================

        The following assumptions were used in the determination of net periodic cost:

Year ended October 31,                                         1996            1995        1994
------------------------------------------------------------------------------------------------
Discount rates                                              6.75-8.5%       7.75-9.25%   7.0-8.0%
Rates of increase in compensation levels                    3.25-5.5%        4.0-6.25%   3.5-5.0%
Expected long-term rates of return on assets                5.75-9.5%      6.75-10.25%  6.0-10.0%

Fluor Corporation                                                             38
================================================================================

        The following table sets forth the plans' funded status and the pension assets which have been recognized in the company's Consolidated Balance Sheet:


$ in thousands / At October 31,                                                 1996       1995
-----------------------------------------------------------------------------------------------
Actuarial present value of benefit obligations:
   Vested benefit obligation                                                $274,872   $253,444
   Nonvested benefit obligation                                                9,590      9,708
                                                                            -------------------
Accumulated benefit obligation                                              $284,462   $263,152
                                                                            ===================
Plan assets at fair value (primarily listed stocks and bonds)               $488,458   $427,145
Projected benefit obligation                                                (319,066)  (307,759)
                                                                            -------------------
Plan assets in excess of projected benefit obligation                        169,392    119,386
Unrecognized net loss (gain)                                                 (42,411)     1,962
Unrecognized net assets at implementation                                    (15,191)   (18,590)
                                                                            -------------------
Pension assets                                                              $111,790   $102,758
                                                                            ===================

Amounts shown above at October 31, 1996 and 1995 exclude the projected benefit obligation of approximately $114 million and $117 million, respectively, and an equal amount of associated plan assets relating to discontinued operations.

        In recognition of the current economic environment in each plan's respective host country, as of November 1, 1996 the company will adjust the discount rates used in the determination of its benefit obligations to 6.5--8.25 percent and the rates of salary increases to 3.0--5.25 percent.

        Massey participates in multiemployer defined benefit pension plans for its union employees. Pension expense was less than $1 million in each of the years ended October 31, 1996, 1995 and 1994. Under the Coal Industry Retiree Health Benefits Act of 1992, Massey is required to fund medical and death benefits of certain beneficiaries. Massey's obligation under the Act is estimated to aggregate approximately $49 million at October 31, 1996, which will be recognized as expense as payments are assessed. The expense recorded for such benefits was $2 million for each of the years ended October 31, 1996 and 1995 and $4 million for the year ended October 31, 1994.

        In addition to the company's defined benefit pension plans, the company and certain of its subsidiaries provide health care and life insurance benefits for certain retired employees. The health care and life insurance plans are generally contributory, with retiree contributions adjusted annually. Service costs are accrued currently.

        The accumulated postretirement benefit obligation at October 31, 1996 and 1995 was determined in accordance with the current terms of the company's health care plans, together with relevant actuarial assumptions and health care cost trend rates projected at annual rates ranging from 10.6 percent in 1997 down to 5 percent in 2005 and beyond. The effect of a one-percent annual increase in these assumed cost trend rates would increase the accumulated postretirement benefit obligation and the aggregate of the annual service and interest costs by approximately 14 percent.

        Net periodic postretirement benefit cost includes the following components:


$ in thousands / Year ended October 31,                           1996          1995       1994
-----------------------------------------------------------------------------------------------
Service cost incurred during the period                         $1,672        $1,172     $1,352
Interest cost on accumulated
   postretirement benefit obligation                             5,755         4,899      4,153
                                                                -------------------------------
Net periodic postretirement benefit cost                        $7,427        $6,071     $5,505
                                                                ===============================

The following table sets forth the plans' funded status and accumulated postretirement benefit obligation which has been fully accrued in the company's Consolidated Balance Sheet:

$ in thousands / At October 31,                                                 1996       1995
-----------------------------------------------------------------------------------------------
Accumulated postretirement benefit obligation:
   Retirees                                                                  $49,912    $51,787
   Fully eligible active participants                                         16,462      4,821
   Other active plan participants                                             17,944     14,705
   Unrecognized loss                                                          (8,545)    (6,426)
                                                                             ------------------
Accrued postretirement benefit obligation                                    $75,773    $64,887
                                                                             ==================

        The discount rate used in determining the accumulated postretirement benefit obligation was 7.75 percent and 7.5 percent at October 31, 1996 and 1995, respectively.

1996 Annual Report                                                            39
================================================================================

        The preceding information does not include amounts related to benefit plans applicable to employees associated with certain contracts with the U.S. Department of Energy because the company is not responsible for the current or future funded status of these plans.

Fair Value of Financial Instruments

The estimated fair value of the company's financial instruments are as follows:

                                                      1996                       1995
                                          ------------------------------------------------------
                                             Carrying                    Carrying
$ in thousands / At October 31,               Amount      Fair Value      Amount      Fair Value
------------------------------------------------------------------------------------------------
Assets:
   Cash and cash equivalents                 $246,964      $246,964      $292,934      $292,934
   Marketable securities                       69,378        69,378       137,758       137,758
   Notes receivable including
      noncurrent portion                      116,809       120,463        83,515        86,769
   Long-term investments                       48,920        47,948        30,990        32,127
Liabilities:
   Commercial paper
      and notes payable                        67,007        67,007        36,409        36,409
   Long-term debt including
      current portion                           3,174         3,174        27,248        28,420
   Other noncurrent
      financial liabilities                     2,556         2,556         2,572         2,572
Off-balance sheet
   financial instruments:
      Foreign currency
         contract obligations                      --        (1,726)           --        (2,146)
      Letters of credit                            --           700            --           572
      Lines of credit                              --           747            --           997

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

        Letters of credit and lines of credit amounts are based on fees currently charged for similar agreements or on the estimated cost to terminate or settle the obligations.

Long-Term Debt

Long-term debt comprises:

$ in thousands / At October 31,                                          1996         1995
------------------------------------------------------------------------------------------
Deutsche mark financing, with a currency exchange
   agreement fixing the repayments in U.S. dollars
   at an effective interest rate of 9.5%, paid in 1996                $    --      $23,644
Other notes                                                             3,174        3,604
                                                                      --------------------
                                                                        3,174       27,248
Less: Current portion                                                     207       24,375
                                                                      --------------------
Long-term debt due after one year                                     $ 2,967      $ 2,873
                                                                      ====================

        Long-term debt due after one year matures in 1998.

        The company has unsecured committed revolving long-term lines of credit with banks from which it may borrow for general corporate purposes up to a maximum of $250 million. Commitment and facility fees are paid on these lines. In addition, the company has $973 million in short-term uncommitted lines of credit. Borrowings under lines of credit and revolving credit agreements bear interest at prime or rates based on the London Interbank Offered Rate ("LIBOR"), domestic certificates of deposit or other rates which are mutually acceptable to the banks and the company. At October 31, 1996, no amounts were outstanding under the committed lines of credit. As of that date, $268 million of the short-term uncommitted lines of credit were used to support undrawn letters of credit issued in the ordinary course of business.

        The company had $30 million in unsecured commercial paper outstanding at both October 31, 1996 and 1995. The commercial paper was issued at a discount with an effective interest rate of 5.3 percent and 5.8 percent in 1996 and 1995, respectively. Maturities of commercial paper ranged from 28 to 91 days in 1996 and 14 to 90 days in 1995.

Fluor Corporation                                                             40
================================================================================

The weighted average maturities were 21 and 14 days at October 31, 1996 and 1995, respectively. The maximum and average balances outstanding for the years ended October 31, 1996 and 1995 were $75 million and $38 million, respectively, and $75 million and $21 million, respectively, with weighted average interest rates of 5.5 percent and 5.9 percent, respectively.

Other Noncurrent Liabilities

The company maintains appropriate levels of insurance for business risks. Insurance coverages contain various deductible amounts for which the company provides accruals based on the aggregate of the liability for reported claims and an actuarially determined estimated liability for claims incurred but not reported. Other noncurrent liabilities include $92 million and $108 million at October 31, 1996 and 1995, respectively, relating to these liabilities.

Stock Plans

The company's executive stock plans, approved by the shareholders, provide for grants of nonqualified or incentive stock options, restricted stock awards and stock appreciation rights ("SARS"). All executive stock plans are administered by the Organization and Compensation Committee of the Board of Directors ("Committee") comprised of outside directors, none of whom are eligible to participate in the plans. Stock options may be granted with or without SARS. Grant prices are determined by the Committee and are established at the fair market value of the company's common stock at the date of grant. Options and SARS normally extend for 10 years and become exercisable over a vesting period determined by the Committee, which is presently in installments of 25 percent per year commencing one year from the date of grant. The company issued 66,860 options and 561,000 options in 1996 and 1995, respectively, that will vest only if certain performance related conditions are met.

Restricted stock awards issued under the plans provide that shares awarded may not be sold or otherwise transferred until restrictions as established by the Committee have lapsed. Upon termination of employment, shares upon which restrictions have not lapsed must be returned to the company. Restricted stock issued under the plans totaled 172,770 and 405,089 shares in 1996 and 1995, respectively.

The following table summarizes stock option activity:

                                                                                  Price Per
                                                              Stock Options           Share
-------------------------------------------------------------------------------------------
Outstanding at October 31, 1993                                   2,490,444         $ 12-44
Granted                                                              59,480              51
Expired or canceled                                                 (82,374)          36-44
Exercised                                                          (396,044)          12-44
                                                                 --------------------------
Outstanding at October 31, 1994                                   2,071,506           12-51
                                                                 --------------------------
Granted                                                           2,034,270           43-59
Expired or canceled                                                 (23,834)          35-51
Exercised                                                          (266,336)          12-51
                                                                 --------------------------
Outstanding at October 31, 1995                                   3,815,606           12-59
                                                                 --------------------------
Granted                                                           1,046,700           56-68
Expired or canceled                                                 (56,010)          43-64
Exercised                                                          (466,918)          12-59
                                                                 --------------------------
Outstanding at October 31, 1996                                   4,339,378         $ 12-68
                                                                 ==========================
Exercisable at:
   October 31, 1995                                               1,406,583         $ 12-51
   October 31, 1996                                               1,536,063         $ 12-59
                                                                 --------------------------
Available for grant at:
   October 31, 1995                                                 230,992
   October 31, 1996                                               3,130,927
                                                                 ----------

Available for grant includes shares which may be granted as either stock options or restricted stock, as determined by the Committee under the 1996 and 1988 Fluor Executive Stock Plans.

        In October 1995, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" (SFAS No. 123). Adoption of the new accounting standards prescribed by SFAS No. 123 is optional. The company intends to continue accounting for its plans under previous accounting standards and beginning in 1997 will adopt the "disclosure only" alternative available under SFAS N0. 123.

1996 Annual Report                                                            41
================================================================================

Lease Obligations

Net rental expense amounted to approximately $77 million, $67 million, and $60 million in 1996, 1995, and 1994, respectively. The company's lease obligations relate primarily to office facilities, equipment used in connection with long-term construction contracts and other personal property.

        The company's obligations for minimum rentals under noncancelable leases are as follows:

$ in thousands /At October 31, 1996
------------------------------------------------------------------------
1997                                                             $37,644
1998                                                              34,432
1999                                                              22,135
2000                                                              10,273
2001                                                               7,327
Thereafter                                                       $36,958

        At October 31, 1996 and 1995, obligations under capital leases of approximately $4 million and $5 million, respectively, are included in other noncurrent liabilities.

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

        Financial guarantees, made in the ordinary course of business on behalf of clients and others in certain limited circumstances, are entered into with financial institutions and other credit grantors and generally obligate the company to make payment in the event of a default by the borrower. Most arrangements require the borrower to pledge collateral in the form of property, plant and equipment which is deemed adequate to recover amounts the company might be required to pay. As of October 31, 1996, the company had extended financial guarantees on behalf of certain clients and other unrelated third parties totaling approximately $42 million.

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

        In 1987 St. Joe sold its zinc mining and smelting division to Zinc Corporation of America ("ZCA"). As part of the sale agreement, St. Joe and the company agreed to indemnify ZCA for certain environmental liabilities arising from operations conducted at the Zinc Facilities prior to the sale. During 1993 ZCA made claims under this indemnity as well as under the Comprehensive Environmental Response, Compensation and Liability Act ("CERCLA") against St. Joe for past and future environmental expenditures at the Zinc Facilities. In 1994 ZCA filed suit against St. Joe and the company, among others, seeking compensation for environmental expenditures at the Zinc Facilities. In 1994 the company and St. Joe, among others, executed a settlement agreement with ZCA which, among other things, cancels the indemnity previously provided to ZCA and limits environmental expenditures at the Zinc Facilities for which St. Joe would be responsible to no more than approximately $10 million, which was previously fully reserved by the company. Expenses incurred and payments made under the settlement agreement would be made over a period of at least five years from the date of settlement.

Fluor Corporation                                                             42
================================================================================

        In fiscal 1996, the company and St. Joe prosecuted cost recovery claims against another potentially responsible party for the Bartlesville facility. The Federal District Court for Oklahoma rendered Judgment in favor of the company and St. Joe, among others, which Judgment has become final and non-appealable. The District Court's Judgment further reduces the company's and St. Joe's liability with respect to the Bartlesville facility. In addition, St. Joe has initiated legal proceedings against certain of its insurance carriers alleging that the investigative and remediation costs for which St. Joe is or may be responsible, including costs incurred prior to the sale of St. Joe and costs related to the Zinc Facilities, are covered by insurance. A portion of any recoveries received from the insurance carriers would be, pursuant to the St. Joe sale agreement, for the benefit of the company. In January 1995, St. Joe executed a settlement agreement with one of its primary insurance carriers that provided coverage for a minor portion of the applicable coverage periods. In May 1995, St. Joe received a favorable ruling from the Orange County Superior Court which ordered St. Joe's other primary insurance carrier to provide a defense to St. Joe for certain environmental liabilities, including the Zinc Facilities. This insurer has appealed the Superior Court's order. St. Joe continues to pursue its other primary insurance carrier for additional payments. Inasmuch as the insurance proceedings remain in the early stages of litigation, no credit or offset (other than for amounts actually received in settlement or judgment) has been taken into account by the company in establishing its reserves for future environmental costs.

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

Operations by Business Segment and Geographic Area

The Engineering and Construction segment, the company's principal operating business, includes subsidiaries engaged in the design, engineering, procurement, construction, technical services and maintenance of facilities for process, industrial, power/government and diversified services clients. Coal segment amounts include the operations of Massey.

        In 1995, revenue included approximately $2 billion from subsidiaries of Shell Oil Company related primarily to two projects that were awarded in 1993.

        Identifiable assets are those tangible and intangible assets used in the operation of each of the business segments and geographic areas. Corporate assets are principally cash and cash equivalents, marketable securities and nontrade receivables.

        Engineering services for international projects are often performed within the United States or a country other than where the project is located. Revenues associated with these services have been classified within the geographic area where the work was performed.

1996 Annual Report                                                           43
===============================================================================

Operations by Business Segment
                                                                                                     Revenues
                                                                             -----------------------------------------------------
$ in millions                                                                       1996            1995             1994
----------------------------------------------------------------------------------------------------------------------------------
Engineering and Construction                                                   $10,054.4          $8,451.6        $ 7,717.6
Coal                                                                               960.8             849.8            767.7
                                                                             -----------------------------------------------------
                                                                               $11,015.2          $9,301.4         $8,485.3
                                                                             =====================================================

                                          Identifiable Assets                                  Capital Expenditures
                                   -----------------------------------------  ----------------------------------------------------
$ in millions                          1996            1995            1994        1996             1995             1994
----------------------------------------------------------------------------  ----------------------------------------------------
Engineering and Construction         $2,213.4       $ 1,572.6      $ 1,288.5     $ 171.6           $ 137.1           $ 72.5
Coal                                  1,384.0         1,191.2        1,076.5       220.8             181.8            164.1
Corporate                               354.3           465.1          459.8          --                --               --
                                   -----------------------------------------  ----------------------------------------------------
                                     $3,951.7        $3,228.9       $2,824.8     $392.4            $318.9           $236.6
                                   =========================================  ====================================================

Operations by Geographic Area

                                                    Revenues                                 Operating Profit
                                   -----------------------------------------  ----------------------------------------------------
$ in millions                         1996            1995           1994         1996             1995             1994
----------------------------------------------------------------------------  ----------------------------------------------------
United States                      $ 6,783.5        $5,814.5      $ 6,100.3      $396.5            $297.4           $284.9
Europe                               1,426.6         1,637.2        1,166.4        23.6              27.7             23.5
Central and South America            1,210.0           801.2          197.8       (13.9)              9.6             14.9
Asia Pacific                         1,042.8           780.0          673.2        36.5              49.4             12.8
Middle East and Africa                 287.6            30.5           89.6         4.7               7.2              6.1
Canada                                 264.7           238.0          258.0         7.1               5.7             12.1
                                   -----------------------------------------  ----------------------------------------------------
                                   $11,015.2        $9,301.4      $ 8,485.3      $454.5            $397.0           $354.3
                                   =========================================  ====================================================
Operations by Business Segment
                                                  Operating Profit
                                    -----------------------------------------
$ in millions                       1996             1995            1994
-----------------------------------------------------------------------------
Engineering and Construction        $320.0           $286.0          $259.1
Coal                                 134.5            111.0            95.2
                                    -----------------------------------------
                                    $454.5           $397.0          $354.3
                                    =========================================
                                     Depreciation, Depletion and Amortization
                                    -----------------------------------------
$ in millions                       1996             1995             1994
-----------------------------------------------------------------------------
Engineering and Construction        $ 88.7           $ 62.9          $ 47.1
Coal                                 105.4             83.7            66.8
Corporate                               --               .4              .4
                                    -----------------------------------------
                                    $194.1           $147.0          $114.3
                                    =========================================
Operations by Geographic Area
                                               Identifiable Assets
                                    ----------------------------------------
$ in millions                         1996             1995          1994
----------------------------------------------------------------------------
United States                       $3,392.3         $2,764.2     $ 2,463.1
Europe                                 158.4            204.3         147.5
Central and South America              145.6             92.3          41.9
Asia Pacific                           165.0             84.2         107.5
Middle East and Africa                  30.8             21.4          20.2
Canada                                  59.6             62.5          44.6
                                    ----------------------------------------
                                    $3,951.7         $3,228.9      $2,824.8
                                    ========================================

Included in United States revenues are export sales to unaffiliated customers of approximately $1 billion in 1996, $680 million in 1995 and $857 million in 1994.

The following table reconciles business segment operating profit with the earnings before taxes:


$ in millions                                                                     1996             1995             1994
------------------------------------------------------------------------------------------------------------------------------
Operating profit                                                                 $454.5            $397.0           $354.3
Interest income, net                                                               11.6              19.5              4.7
Corporate administrative and general expense                                      (48.1)            (48.6)           (47.9)
Other items, net                                                                   (4.8)             (5.7)            (7.8)
                                                                             -------------------------------------------------
Earnings before taxes                                                           $ 413.2            $362.2           $303.3
                                                                             =================================================


Fluor Corporation                                                           44
================================================================================


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

/s/ Les McCraw                       /s/ J. Michal Conaway

Les McCraw                           J. Michal Conaway
Chairman of the Board and            Senior Vice President and
Chief Executive Officer              Chief Financial Officer


Independent Auditors

Board of Directors and Shareholders
Fluor Corporation

We have audited the accompanying consolidated balance sheet of Fluor Corporation as of October 31, 1996 and 1995, and the related consolidated statements of earnings, cash flows, and shareholders' equity for each of the three years in the period ended October 31, 1996. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

        In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Fluor Corporation at October 31, 1996 and 1995, and the consolidated results of its operations and its cash flows for each of the three years in the period ended October 31, 1996, in conformity with generally accepted accounting principles.

                                           /s/ Ernst & Young LLP

Orange County, California
November 19, 1996

1996 Annual Report                                                           45
===============================================================================

Quarterly Financial Data (Unaudited)


The following is a summary of the quarterly results of operations:

                                               First         Second           Third           Fourth
$ in thousands, except per share amounts      Quarter        Quarter         Quarter          Quarter
--------------------------------------------------------------------------------------------------------
1996
Revenues                               $    2,402,414      $ 2,582,229     $ 2,702,821      $ 3,327,728
Gross margin                                   99,072          105,054         112,862          132,755
Earnings before taxes                          89,763           97,082         104,866          121,507
Net earnings                                   57,448           63,700          68,077           78,859

Earnings per share                     $          .68      $       .75     $       .81      $       .93

1995
Revenues                               $    2,059,626      $ 2,229,313     $ 2,436,831      $ 2,575,614
Gross margin                                   84,931           95,342         100,946          110,089
Earnings before taxes                          79,124           86,984          94,579          101,527
Net earnings                                   50,323           55,322          60,152           65,971

Earnings per share                     $          .61      $       .66     $       .72       $      .79

Worldwide Offices


Abu Dhabi, United Arab Emirates            Kuala Lumpur, Malaysia
Albuquerque, New Mexico                    Kuwait City, Kuwait
Anchorage, Alaska                          Leipzig, Germany
Appleton, Wisconsin                        Lima, Peru
Arlington, Virginia                        London, England
Asturias, Spain                            Manchester, England
Bakersfield, California                    Manila, Philippines
Baku, Azerbaijan                           Melbourne, Australia
Bangkok, Thailand                          Mexico City, Mexico
Basel, Switzerland                         Miami, Florida
Beijing, People's Republic of China        Moscow, Russia
Bergen op Zoom, Netherlands                Nashville, Tennessee
Bogota, Colombia                           New Delhi, India
Brisbane, Australia                        New York, New York
Buenos Aires, Argentina                    Norwood, Massachusetts
Calgary, Alberta, Canada                   Perth, Australia
Camberley, England                         Philadelphia, Pennsylvania
Caracas, Venezuela                         Phoenix, Arizona
Charlotte, North Carolina                  Richland, Washington
Chicago, Illinois                          Richmond, Virginia
Cincinnati, Ohio                           Rumford, Rhode Island
Corpus Christi, Texas                      Sacramento, California
Dallas, Texas                              San Francisco, California
Denver, Colorado                           San Juan, Puerto Rico
Detroit, Michigan                          Santa Clara, California
Dhahran, Saudi Arabia                      Santiago, Chile
Dubai, United Arab Emirates                Sao Paulo, Brazil
Dusseldorf, Germany                        Seoul, Korea
Gliwice, Poland                            Shanghai, People's Republic of China
Greenville, South Carolina                 Singapore
Haarlem, Netherlands                       Sudbury, Ontario, Canada
Hanoi, Vietnam                             Taipei, Taiwan
Ho Chi Minh City, Vietnam                  Tokyo, Japan
Hong Kong                                  Tucson, Arizona
Houston, Texas                             Tulsa, Oklahoma
Idaho Falls, Idaho                         Vancouver, British Columbia, Canada
Irvine, California                         Warsaw, Poland
Jakarta, Indonesia                         Washington, D.C.
Johannesburg, South Africa                 Wiesbaden, Germany
Kingston, Ontario, Canada

Fluor Corporation                                                            46
================================================================================


Directors

[PHOTO OF LES MCCRAW APPEARS HERE]

Les McCraw, 62, is Chairman of the Board and Chief Executive Officer. Joining the company in 1975, he led the formation of Fluor Daniel in 1986. He was elected President of Fluor Corporation in 1988, and Chief Executive Officer in 1990. Mr. McCraw also is a director of Allergan and New York Life, and is active in a number of business and civic organizations at the local, state and national levels. (1984) /(1)(3)/


[PHOTO OF DON L. BLANKENSHIP APPEARS HERE]

Don L. Blankenship, 46, is President, Chief Executive Officer and Chairman of the Board of A.T. Massey. He brings important diversified business perspective to the Board's deliberations, as well as valuable expertise in the coal industry. Mr. Blankenship serves on the Board of Advisors of the Mary Babb Randolph Cancer Center of West Virginia at West Virginia University, and is a director of the World Coal Institute, and the West Virginia Mining and Reclamation Association. (1996)


[PHOTO OF HUGH K. COBLE APPEARS HERE]

Hugh K. Coble, 62, is Vice Chairman of Fluor Corporation. He joined Fluor in 1966 and has served in numerous positions throughout his career, including several posts overseas with responsibilities for both international marketing and operations. As a recognized global executive, Mr. Coble was part of the team that led the formation of Fluor Daniel. Mr. Coble is a director of The Duriron Company and Beckman Instruments, Inc. (1984)


[PHOTO OF GOVERNOR CARROLL CAMPBELL, JR. APPEARS HERE]

Governor Carroll Campbell, Jr., 56, is President and Chief Executive Officer of the American Council of Life Insurance. He is a former two-term Governor of South Carolina and has demonstrated leadership in public policy pertaining to job and business creation, and social and fiscal matters. From 1978 to 1986, he served in the U.S. House of Representatives and was a member of the Appropriations and Ways and Means committees. He was chairman of the National Governor's Association 1993-94. Governor Campbell is a director of AVX Corporation and Norfolk Southern Corporation. (1995) /(2)(3)/


[PHOTO OF PETER J. FLUOR APPEARS HERE]

Peter J. Fluor, 49, is President and Chief Executive Officer of Texas Crude Energy, Inc. Mr. Fluor brings extensive knowledge of the oil and gas industry, a key market for Fluor Daniel. He also serves as a director of Seagull Energy Corporation and Texas Commerce Bank. (1984) /(2)(4)/


[PHOTO OF DAVID P. GARDNER APPEARS HERE]

Dr. David P. Gardner, 63, is President of the William and Flora Hewlett Foundation and former President of both the University of California and the University of Utah. His extensive career in education provides valuable perspective on a topic of key importance to a professional services company like Fluor. Dr. Gardner is also a director of John Alden Financial Corporation and First Security Corporation. (1988) /(3)(4)/


[PHOTO OF WILLIAM R. GRANT APPEARS HERE]

William R. Grant, 72, is Chairman of the Board of Galen Associates, a healthcare venture capital group, former Chairman of MacKay-Shield Financial Corporation and President of Smith Barney. Mr. Grant adds extensive financial community perspective to the Board. Additionally, he has taken a leading role in providing counsel on current issues in corporate governance. He is also a director of Allergan, New York Life, Seagull Energy, SmithKline Beecham, Witco Corporation and several small, private companies in the Galen portfolio. (1982) /(1)(2)(4)/


[PHOTO OF THOMAS L. GOSSAGE APPEARS HERE]

Thomas L. Gossage, 62, is the retired Chairman and former President and Chief Executive Officer of Hercules Incorporated. He brings global business operations perspective, as well as valuable expertise in the chemical industry. Mr. Gossage also serves as a director of The Dial Corporation and Alliant Techsystems Inc., and is Vice Chairman of the Georgia Tech Advisory Board and a member of the Board of Trustees of the Georgia Tech Foundation, Inc. (1997) /(4)/


[PHOTO OF ADMIRAL BOBBY R. INMAN APPEARS HERE]

Admiral Bobby R. Inman, 65, retired U.S. Navy, served as Director of the National Security Agency and Deputy Director of Central Intelligence. Admiral Inman's depth of political insight, awareness of global changes and understanding of technology serves Fluor Corporation well. He is also a director of Science Applications International, SBC Communications, Temple-Inland and Xerox. (1985) /(1)(3)(4)/


[PHOTO OF ROBERT V. LINDSAY APPEARS HERE]

Robert V. Lindsay, 71, is the retired former President of J.P. Morgan & Co., Incorporated. Mr. Lindsay's 38-year career at J.P. Morgan encompassed a broad range of responsibilities which have provided extensive experience in international banking and finance. He also serves as a director of Chubb, First Hudson Valley Bank, Russell Reynolds Associates, Inc. and United Meridian, and is senior advisor to Unibank Denmark A/S. (1982) /(1)(2)(4)/


[PHOTO OF VILMA S. MARTINEZ APPEARS HERE]

Vilma S. Martinez, 53, is a Partner at the law firm of Munger, Tolles & Olson, and the former President and General Counsel for the Mexican-American Legal Defense and Educational Fund (MALDEF). Her position of national prominence in both the business and legal communities gives her key insights on workforce issues. Ms. Martinez is also a director of Anheuser-Busch Companies, Inc. and Sanwa Bank California, and serves on a variety of advisory boards and community organizations. (1993) /(2)(3)/


[PHOTO OF BUCK MICKEL APPEARS HERE]

Buck Mickel, 71, is Fluor's retired Vice Chairman of the Board. Mr. Mickel has served the company since 1948. Beginning his career at Daniel Construction Company, which was acquired by Fluor in 1977, he later served in senior officer positions for Fluor. His broad business connections and strong regional associations continually contribute ideas and opportunities for the company. Mr. Mickel also serves as a director of Delta Woodside Industries, Duke Power, Emergent Group, Insignia Financial, Liberty Corporation and RSI Holdings. (1977) /(3)/


[PHOTO OF DR. MARTHA R. SEGER APPEARS HERE]

Dr. Martha R. Seger, 64, is a Distinguished Visiting Professor of Finance at Hillsdale College and former member of the Board of Governors of the Federal Reserve System. Dr. Seger's career included numerous positions which have yielded significant experience in the fields of finance, economics and international banking. She is also a director of Amoco, Providian Corp., Johnson Controls, Kroger, Tucson Electric and Xerox. (1991) /(2)(3)/


Years in parentheses indicate the year each director was elected to the Board. Except as indicated, all positions are with the company.

1996 Annual Report                                                           47
===============================================================================

Board Committees


Fluor Corporation's Board of Directors reflects many of the characteristics which are key to a strong, thoughtful approach to corporate governance and oversight. With 13 members comprised of three inside and 10 outside directors, the Board possesses a good balance of both engineering and construction expertise and overall business know-how.

        There are four formal meetings a year with numerous telephone discussions as necessary to handle matters requiring Board approval. Altogether there are four standing committees--the Executive Committee, Audit Committee, Corporate Governance Committee, and the Organization and Compensation Committee. Through work on its committees and ongoing interactions with members of executive management, the Board is involved in practically every activity critical to the company's operating success, with a particular emphasis on corporate direction and strategy.

Executive Committee/(1)/


Chairman: Les McCraw
The Executive Committee acts on behalf of the Board with its full authority on matters which require resolution between regular Board meetings. The committee is comprised of the Chairman of the Board and the chairmen of the Board's three standing committees. This approach is in contrast to the committee's previous mission and structure when it met monthly and was composed solely of inside management. The committee changed to its current approach two years ago when the company transitioned to a Board comprised primarily of outside directors.

Audit Committee/(2)/

Chairman: Robert V. Lindsay
The Audit Committee represents the Board in oversight of the company's financial condition, its reporting procedures and financial controls. Among the committee's many responsibilities are review of the company's annual report, Form 10-K and Proxy statement. It also meets regularly with the company's internal auditors and financial management team to review accounting controls and practices. In addition, it meets both annually and quarterly with Ernst & Young, the company's independent auditors, to review the scope of its work and to assure that appropriate policies and procedures are in order. Finally, the committee nominates the firm of independent auditors for appointment by the Board and ratification by shareholders.


Governance Committee/(3)/

Chairman: Admiral Bobby R. Inman
The Governance Committee focuses on the membership, roles and responsibilities, and performance of the Board of Directors. The committee recommends the organizational structure of the Board and the assignment of members to committees where much of the Board's work is conducted. All outside directors serve on at least two committees. In its search for new members, the committee looks for diversity of gender and race, as well diversity in experience to help ensure the strongest capability possible in providing oversight and perspective. In addition, the committee facilitates participation by all directors in the affairs of the corporation. The accessibility between the Board and company management not only provides better insight to the directors on company activities but also facilitates the experience of the Board being readily available to company management whenever and wherever it can be most useful.

Organization and Compensation Committee/(4)/

Chairman: William R. Grant
The Organization and Compensation Committee provides guidance and oversight regarding the company's organizational structure; the quality, diversity and depth of the executive management team; and the effectiveness of the company's compensation programs for senior employees. The primary focus and philosophy of all company compensation programs is to ensure that they are linked directly to initiatives which will yield increasing levels of shareholder value. Currently, for example, 76 percent of Chairman Les McCraw's annual compensation is at risk and dependent upon the achievement of specified objectives, financial results and the Board's evaluation of his total performance. For other members of senior management, approximately 68 percent of the total compensation is at risk. As the company heads into 1997, the committee believes that management compensation is properly aligned and incentivised for further enhancement of shareholder value.


Senior International Advisors

Chester A. Crocker, 55, is the Landegger Distinguished Research Professor of Diplomacy at the School of Foreign Service of Georgetown University. Mr. Crocker also serves as Chairman of the Board of the United States Institute of Peace.

Sir Robin Renwick, 58, is a Director of the merchant bank, Robert Fleming, and British Airways. During his distinguished 30-year career in the British Foreign Service, he served in senior posts in New Delhi, Paris and London, including advising Prime Minister Margaret Thatcher in the negotiations to end the Rhodesian War and negotiations with the European Community. Sir Robin was British Ambassador to South Africa (1987-91) and British Ambassador to the United States of America (1991-95).

Fluor Corporation                                                          48
===============================================================================


Executive Leadership Team


Les McCraw
Chairman and Chief Executive Officer (1975)

Hugh K. Coble
Vice Chairman (1966)

Dennis W. Benner
Vice President and Chief Information Officer
(1994)

Dennis G. Bernhart
Group President--Americas (1968)
Fluor Daniel

Don L. Blankenship
Chairman, President and Chief Executive Officer
A. T. Massey Coal Company, Inc. (1982)

Alan L. Boeckmann
Group President--Chemical Processes and
Industrial (1979)
Fluor Daniel

Chuck Bradley
Vice President--Human Resources and
Administration (1958)

Richard D. Carano
Group President--Asia Pacific (1970)
Fluor Daniel

E. David Cole, Jr.
Group President--Petroleum/Petrochemical
Processes and Project Services (1965)
Fluor Daniel

J. Michal Conaway
Senior Vice President and Chief Financial Officer
(1993)

Charles R. Cox
Group President--Industrial (1969)
Fluor Daniel


================================================================================


Lawrence N. Fisher
Senior Vice President--Law and Secretary
(1974)

Richard A. Flinton
Chairman
Fluor Constructors International, Inc. (1960)

Thomas P. Merrick
Vice President--Strategic Planning (1984)
Fluor Daniel

Charles R. Oliver, Jr.
Group President--Global Sales, Project Finance, and Middle East and India (1970)
Fluor Daniel

James O. Rollans
Senior Vice President and Chief Administrative
Officer (1982)

Carel J. C. Smeets
Group President--Europe, Former Soviet Union and Africa (1969)
Fluor Daniel

Jim Stein
Group President--Diversified Services (1964)
Fluor Daniel

R. M. (Dick) Teater
Group President--Power and Government (1980)
Fluor Daniel


Other Senior Executives


Betty H. Bowers
Vice President--Government Relations (1974)

Lila J. Churney
Vice President--Investor Relations (1980)

Jan L. Donovan
Assistant Secretary (1983)

J. Robert Fluor II
Vice President--Community Relations (1967)

Stephen F. Hull
Vice President and Treasurer (1996)


================================================================================


Thomas H. Morrow
Vice President--Tax (1984)

Victor L. Prechtl
Vice President and Controller (1981)

Lee C. Tashjian, Jr.
Vice President--Corporate Relations (1995)

W. Mack Torrence
Vice President--Project Finance (1989)


A. T. Massey Coal Company, Inc.


Don L. Blankenship
Chairman, President and Chief Executive Officer
(1982)

Madeleine M. Curle
Vice President--Benefits (1993)

Jerry M. Eyster
Vice President--Corporate Development (1987)

James L. Gardner
Senior Vice President and General Counsel
(1993)

Bennett K. Hatfield
Vice President--Planning (1983)

Richard M. Hendrick
Senior Vice President--Mining and Preparation
(1992)

Wynston D. Holbrook
Executive Vice President--Sales (1972)

Baxter F. Phillips, Jr.
Vice President--Administration (1981)

H. Drexel Short
Senior Vice President--Group Operations (1981)

Stanley C. Suboleski
Vice President of Operations--Strategy (1993)

James S. Twigg
Vice President and Chief Financial Officer and
Treasurer (1981)


================================================================================


Fluor Constructors International, Inc.


Richard A. Flinton
Chairman (1960)

Lawrence R. Copeland
President (1969)

Years in parentheses indicate the year each officer or executive joined the company.


Company Contacts
Shareholders may call
(800) 854-0141

Stockholder Services
Lawrence N. Fisher
(714) 975-6961

Investor Relations            [PICTURE APPEARS HERE]
Lila J. Churney
(714) 975-3909

Fluor's investor relations activities are dedicated to providing investors with complete and timely information. All investor questions are welcome.

1996 Annual Report
================================================================================


Stockholders' Reference

Common Stock Information

At December 31, 1996, there were 83,904,038 shares outstanding and approximately 13,400 stockholders of record of Fluor's common stock.

     The following table sets forth for the periods indicated the cash dividends paid per share of common stock and the high and low sales prices of such common stock as reported in the Consolidated Transactions Reporting System.

Common Stock and Dividend Information

                                    Price Range
                  Dividends   ------------------------
                  Per Share       High         Low

Fiscal 1996

First Quarter       $.17       $ 68        $  54 3/4
Second Quarter       .17         71 7/8       61 7/8
Third Quarter        .17         67 3/8       57 3/4
Fourth Quarter       .17         67 3/8       59 1/2
                   -----
                    $.68


Fiscal 1995

First Quarter       $.15       $ 50 3/4    $  41 1/4
Second Quarter       .15         52           45 1/2
Third Quarter        .15         59 1/2       49 1/8
Fourth Quarter       .15         59 3/8       54
                   -----
                    $.60




Form 10-K

A copy of the Form 10-K, which is filed with the Securities and Exchange Commission, is available upon request.

Write to:
Senior Vice President-Law
Fluor Corporation
3353 Michelson Drive
Irvine, California 92698
(714) 975-2000

Registrar and Transfer Agent

ChaseMellon Shareholder Services, L.L.C.
400 South Hope Street
Fourth Floor
Los Angeles, California 90071
and
ChaseMellon Shareholder Services, L.L.C.
85 Challenger Road
Overpeck Centre
Ridgefield Park, NJ 07660

For change of address, lost dividends, or lost stock certificates, write or telephone:
ChaseMellon Shareholder Services, L.L.C.

469 Washington Bridge Station
New York, NY 10033
Attn: Securityholder Relations
(800) 813-2847


Independent Auditors

Ernst & Young LLP
18400 Von Karman Avenue
Irvine, California 92612

Annual Stockholders' Meeting

Annual report and proxy statement are mailed about February 1. Fluor's annual meeting of stockholders will be held at 9:00 a.m. on March 11, 1997, at the
Fluor Daniel Houston Complex
One Fluor Daniel Drive
Sugar Land, Texas

Stock Trading

Fluor's stock is traded on the New York, Midwest, Pacific, Amsterdam, London and Swiss Stock
Exchanges. Common stock domestic trading symbol: FLR.

Dividend Reinvestment Plan

Fluor's Dividend Reinvestment Plan provides stockholders of record with the opportunity to conveniently and economically increase their ownership in Fluor. Through the Plan, stockholders can automatically reinvest their cash dividends in shares of Fluor common stock. Optional cash investments may also be made in additional Fluor shares ranging from a minimum of $100 per month to a maximum of $10,000 per quarter. For details on the Plan, contact Fluor's agent, ChaseMellon Shareholder Services (800) 813-2847.

Duplicate Mailings

Shares owned by one person but held in different forms of the same name result in duplicate mailing of stockholder information at added expense to the company. Such duplication can be eliminated only at the direction of the stockholder. Please notify ChaseMellon Shareholder Services in order to eliminate duplication.

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


Web page address:
www.fluor.com

Design: Baker Design Associates

Photography: Jim Sims, Various

Illustration: Danny Shanahan, Kevin Sprouls

Printing: George Rice & Sons.