Form 10-K, Exhibit 13
period 1997-10-31
FLUOR CORP/DE/
filed 1998-01-28
CIK 37748

                                                                     EXHIBIT 13

OPERATING STATISTICS

                               1997       1996      1995      1994      1993      1992      1991      1990      1989      1988
                              --------  --------  --------  --------  --------  --------  --------  --------  --------  --------
$ in millions/Year ended October 31,

ENGINEERING AND CONSTRUCTION

Work performed                 $12,795   $ 9,870   $ 8,379   $ 7,673   $ 7,110   $ 5,889   $ 5,792    $6,353    $5,241    $4,268
Revenues                        13,218    10,054     8,452     7,718     7,134     5,904     5,813     6,383     5,312     4,225
Operating profit                   122       320       286       259       221       191       166       135       117        51
New awards                      12,122    12,488    10,257     8,072     8,001    10,868     8,532     7,632     7,135     5,955
Backlog                        $14,370   $15,757   $14,725   $14,022   $14,754   $14,706   $11,181    $9,558    $8,361    $6,659
Salaried employees              30,347    26,568    18,090    16,433    17,215    17,443    17,602    19,829    17,519    15,576
                               -------   -------   -------   -------   -------   -------   -------    ------    ------   -------


 The Industry Group backlog information that follows and the information concerning new awards appearing in Management's Discussion and Analysis on pages 24 to 28 of this annual report, are presented on the basis of Fluor Daniel's organizational alignment in place in 1997 and prior.


                                     1997          1996         1995       1994        1993       1992        1991        1990
                                   ----------   ---------    ---------   --------    --------   --------   ---------   ---------
$ in millions/At October 31,

BACKLOG BY GROUP AND LOCATION

Process                               $ 6,384     $ 4,903      $ 6,671    $ 7,668     $ 7,430    $ 6,305     $ 5,043      $4,434
                                           44%         31%          45%        55%         50%        43%         45%         46%
Industrial                              5,178       6,496        4,516      3,564       3,449      3,737       4,127       3,592
                                           36%         41%          31%        25%         23%        25%         37%         38%
Power/Government                        2,092       3,621        3,275      2,369       3,212      3,804       1,445       1,058
                                           15%         23%          22%        17%         22%        26%         13%         11%
Diversified Services                      716         737          263        421         663        860         566         474
                                            5%          5%           2%         3%          5%         6%          5%          5%
                                      -------     -------      -------    -------     -------    -------     -------      ------
Total backlog                         $14,370     $15,757      $14,725    $14,022     $14,754    $14,706     $11,181      $9,558
                                          100%        100%         100%       100%        100%       100%        100%        100%
                                      =======     =======      =======    =======     =======    =======     =======      ======
United States                         $ 5,665     $ 7,326      $ 6,666    $ 6,802     $ 9,045    $10,649     $ 7,915      $6,724
                                           39%         46%          45%        49%         61%        72%         71%         70%
Asia Pacific (includes Australia)       3,959       4,402        3,303      1,662       1,679        608         377         812
                                           28%         28%          23%        12%         11%         4%          3%          9%
EAME*                                   3,828       2,677        3,088      4,387       3,178      2,389       2,174       1,345
                                           27%         17%          21%        31%         22%        17%         20%         14%
Americas                                  918       1,352        1,668      1,171         852      1,060         715         667
                                            6%          9%          11%         8%          6%         7%          6%          7%
                                      -------     -------      -------    -------     -------    -------     -------      ------
Total backlog                         $14,370     $15,757      $14,725    $14,022     $14,754    $14,706     $11,181      $9,558
                                          100%        100%         100%       100%        100%       100%        100%        100%
                                      =======     =======      =======    =======     =======    =======     =======      ======

*  EAME represents Europe, Africa and the Middle East.

                                       1989        1988
                                     --------    --------
$ in millions/At October 31,

BACKLOG BY GROUP AND LOCATION

Process                               $ 3,144     $ 2,612
                                           38%         39%
Industrial                              4,136       3,100
                                           49%         47%
Power/Government                          777         847
                                            9%         13%
Diversified Services                      304         100
                                            4%          1%
                                      -------     -------
Total backlog                         $ 8,361     $ 6,659
                                          100%        100%
                                      =======     =======
United States                         $ 6,404     $ 5,298
                                           77%         80%
Asia Pacific (includes Australia)         287         251
                                            3%          4%
EAME*                                     634         494
                                            8%          7%
Americas                                1,036         616
                                           12%          9%
                                      -------     -------
Total backlog                         $ 8,361     $ 6,659
                                          100%        100%
                                      =======     =======

*EAME represents Europe, Africa and the Middle East.


                                1997        1996        1995        1994        1993        1992        1991        1990
                             ----------  ----------  ----------  ----------  ----------  ----------  ----------  ----------

 $ in thousands/in thousands of short tons/
 Year ended October 31,

 COAL

 Revenues                    $1,081,026  $  960,827  $  849,758  $  767,725  $  716,591  $  696,721  $  758,481  $  865,809
 Operating profit            $  154,766  $  134,526  $  111,033  $   95,198  $   70,680  $   80,281  $   60,709  $   60,241
 Produced coal sold
   Steam coal                    19,300      17,520      15,777      16,702      16,036      13,711      13,536      13,058
   Metallurgical coal            16,343      13,571      11,633       7,133       5,156       3,827       3,446       5,538
                             ----------  ----------  ----------  ----------  ----------  ----------  ----------  ----------
   Total produced coal sold      35,643      31,091      27,410      23,835      21,192      17,538      16,982      18,596
 Purchased coal sold                  *           *           *       1,284       2,302       4,402       6,578       7,989
 Total employees                  2,968       2,809       2,479       1,954       1,431       1,252       1,133       1,214
                             ----------  ----------  ----------  ----------  ----------  ----------  ----------  ----------


                                   1989        1988
                               ----------  ----------

 $ in thousands/in thousands of short tons/
 Year ended October 31,

 COAL

 Revenues                      $  815,558  $  783,719
 Operating profit              $   51,007  $   50,375
 Produced coal sold
   Steam coal                      11,942      11,057
   Metallurgical coal               4,640       3,968
                               ----------  ----------
   Total produced coal sold        16,582      15,025
 Purchased coal sold                9,300      10,038
 Total employees                    1,435       1,232
                               ----------  ----------


*Amounts are immaterial.

SELECTED FINANCIAL DATA

                                                                1997         1996          1995          1994          1993
                                                           ------------- ------------- ------------- ------------- -------------
In millions, except per share amounts

CONSOLIDATED OPERATING RESULTS

Revenues                                                   $   14,298.5  $   11,015.2  $    9,301.4  $    8,485.3  $    7,850.2
Earnings from continuing operations before taxes                  255.3         413.2         362.2         303.3         242.2
Earnings from continuing operations, net                          146.2         268.1         231.8         192.4         166.8
Earnings (loss) from discontinued operations, net                  --            --            --            --            --
Cumulative effect of change in accounting principle, net           --            --            --            --            --
Net earnings                                                      146.2         268.1         231.8         192.4         166.8
Earnings per share
 Continuing operations                                              1.73          3.17          2.78          2.32          2.03
 Discontinued operations                                           --            --            --            --            --
 Cumulative effect of change in accounting principle               --            --            --            --            --
                                                           ------------- ------------- ------------- ------------- -------------
Net earnings per share                                     $        1.73 $        3.17 $        2.78 $        2.32 $        2.03
Return on average shareholders' equity                              8.7%         17.4%         17.6%         17.1%         17.4%
Cash dividends per common share                            $         .76 $         .68 $         .60 $         .52 $         .48

CONSOLIDATED FINANCIAL POSITION
Current assets                                             $    2,225.9  $    1,796.8  $    1,411.6  $    1,258.4  $    1,309.1
Current liabilities                                             1,990.7       1,645.5       1,238.6       1,021.3         930.9
                                                           ------------- ------------- ------------- ------------- -------------
Working capital                                                   235.2         151.3         173.0         237.1         378.2
Property, plant and equipment, net                              1,938.8       1,677.7       1,435.8       1,274.4       1,100.9
Total assets                                                    4,697.8       3,951.7       3,228.9       2,824.8       2,588.9
Capitalization
 Long-term debt                                                   300.5           3.0           2.9          24.4          59.6
 Shareholders' equity                                           1,741.1       1,669.7       1,430.8       1,220.5       1,044.1
                                                           ------------- ------------- ------------- ------------- -------------
Total capitalization                                       $    2,041.6  $    1,672.7  $    1,433.7  $    1,244.9  $    1,103.7
Percent of total capitalization
 Long-term debt                                                    14.7%           .2%           .2%          2.0%          5.4%
 Shareholders' equity                                              85.3%         99.8%         99.8%         98.0%         94.6%
Shareholders' equity per common share                      $       20.79 $       19.93 $       17.20 $       14.79 $       12.72
Common shares outstanding at October 31                            83.7          83.8          83.2          82.5          82.1

OTHER DATA
New awards                                                 $   12,122.1  $   12,487.8  $   10,257.1  $    8,071.5  $    8,000.9
Backlog at year end                                            14,370.0      15,757.4      14,724.9      14,021.9      14,753.5
Capital expenditures and acquisitions*                            647.4         484.5         335.1         274.8         171.5
Cash provided by operating activities                      $      328.6  $      406.9  $      366.4  $      458.6  $      188.7


                                                               1992           1991          1990         1989       1988
                                                           -------------  ------------- ------------ ------------ ------------
In millions, except per share amounts

CONSOLIDATED OPERATING RESULTS

Revenues                                                   $    6,600.7   $    6,572.0  $   7,248.9  $   6,127.2  $   5,008.9
Earnings from continuing operations before taxes                  215.4          228.4        153.6        135.6         62.0
Earnings from continuing operations, net                          135.3          153.1        119.4         84.1         38.6
Earnings (loss) from discontinued operations, net                 (96.6)          11.0         35.2         28.6         21.6
Cumulative effect of change in accounting principle, net          (32.9)          --           --           --           --
Net earnings                                                        5.8          164.1        154.6        112.7         60.2
Earnings per share
 Continuing operations                                              1.65           1.87         1.47         1.04          .48
 Discontinued operations                                           (1.18)           .14          .43          .36          .27
 Cumulative effect of change in accounting principle                (.40)         --           --           --           --
                                                           -------------  ------------- ------------ ------------ ------------
Net earnings per share                                     $         .07  $        2.01 $       1.90 $       1.40 $        .75
Return on average shareholders' equity                               .6%          20.2%        23.3%        21.5%        14.2%
Cash dividends per common share                            $         .40  $         .32 $        .24 $        .14 $        .02

CONSOLIDATED FINANCIAL POSITION
Current assets                                             $    1,138.6   $    1,159.5  $   1,222.8  $   1,036.4  $   1,001.0
Current liabilities                                               845.4          848.2        984.0        797.7        786.1
                                                           -------------  ------------- ------------ ------------ ------------
Working capital                                                   293.2          311.3        238.8        238.7        214.9
Property, plant and equipment, net                              1,046.9        1,092.7        925.3        775.3        729.8
Total assets                                                    2,365.5        2,421.4      2,475.8      2,154.3      2,075.7
Capitalization
 Long-term debt                                                    61.3           75.7         57.6         62.5         95.0
 Shareholders' equity                                             880.8          900.6        741.3        589.9        467.1
                                                           -------------  ------------- ------------ ------------ ------------
Total capitalization                                       $      942.1   $      976.3  $     798.9  $     652.4  $     562.1
Percent of total capitalization
 Long-term debt                                                     6.5%           7.8%         7.2%         9.6%        16.9%
 Shareholders' equity                                              93.5%          92.2%        92.8%        90.4%        83.1%
Shareholders' equity per common share                      $       10.81  $       11.10 $       9.22 $       7.39 $       5.91
Common shares outstanding at October 31                            81.5           81.1         80.4         79.8         79.1

OTHER DATA
New awards                                                 $   10,867.7   $    8,531.6  $   7,632.3  $   7,135.3  $   5,955.2
Backlog at year end                                            14,706.0       11,181.3      9,557.8      8,360.9      6,658.6
Capital expenditures and acquisitions*                            272.7          106.5        126.4        130.4         77.4
Cash provided by operating activities                      $      306.1   $      219.0  $     353.1  $     265.1  $      17.7


*Excludes discontinued operations.

 See Management's Discussion and Analysis on pages 24 to 28 and Notes to Consolidated Financial Statements on pages 33 to 43 for information relating to significant items affecting the results of operations.

                      MANAGEMENT'S DISCUSSION AND ANALYSIS
[LOGO]

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

ENGINEERING AND CONSTRUCTION SEGMENT

Total 1997 new awards were $12.1 billion compared with $12.5 billion in 1996 and $10.3 billion in 1995. The following table sets forth new awards for each of the segment's business groups:

                                         1997      1996         1995
                                       -------    -------    -------
$ in millions/Year ended October 31,
Process                                $ 6,090    $ 4,061    $ 3,859
                                            50%        33%        38%
Industrial                               4,057      6,182      4,313
                                            34%        49%        42%
Power/Government                         1,150      1,428      1,873
                                             9%        11%        18%
Diversified Services                       825        817        212
                                             7%         7%         2%
                                       -------    -------    -------
Total new awards                       $12,122    $12,488    $10,257
                                           100%       100%       100%
                                       =======    =======    =======
U.S.                                   $ 5,443    $ 5,749    $ 4,495
                                            45%        46%        44%
International                            6,679      6,739      5,762
                                            55%        54%        56%
                                       -------    -------    -------
Total new awards                       $12,122    $12,488    $10,257
                                           100%       100%       100%
                                       =======    =======    =======

        New awards in 1997 were slightly lower compared with 1996, primarily reflecting the increasingly competitive conditions in the global marketplace. The large size and uncertain timing of complex, international projects can create variability in the company's award pattern; consequently, future award trends are difficult to predict with certainty. Furthermore, the volatility in certain international markets could result in the delay of awards during fiscal year 1998.

        The growth in the Process Group's new awards in 1997 was due primarily to the award of the $1.9 billion Yanpet project, a petrochemical project being constructed in Saudi Arabia. The decrease in the Industrial Group's new awards in 1997 was primarily in mining and metals, which had significant activity in 1996, including a $1 billion award for the procurement, construction and management services of a copper and gold mine in Indonesia. Most awards in the Power/Government Group in 1997 were for smaller projects located primarily in the United States. New awards in this group in 1996 and 1995 included two large-scale projects. In 1996, the company was selected to manage the environmental cleanup of the Department of Energy's Hanford site, a former plutonium production facility located in southeastern Washington state. The contract is for an initial five-year term with potential contract extensions for an additional five years. The work is being added to backlog as congressional authority to expend the funds is received. The initial authorized phase of $1 billion was recognized as a new award in 1996, representing the estimated total value of work to be performed for the entire project during fiscal year 1997. In the fourth quarter of 1997, based on the experience gained during 1997 regarding the Department of Energy's fee determination procedures for the Hanford project, the company recognized a new award of $220 million representing only its estimated proportionate share of the total work to be performed at the Hanford site in 1998. The Power/Government Group's new awards in 1995 included over $1 billion relating to a power project being constructed in Paiton, Indonesia. Diversified Services new awards in 1997 were comparable with 1996 and were comprised primarily of additional facility management service contracts for IBM at various facilities located throughout the United States. Because of the nature of the services performed by Diversified Services, the vast majority of this group's activities are not includable in backlog.

        Backlog at October 31, 1997, 1996 and 1995 was $14.4 billion, $15.8 billion and $14.7 billion, respectively. (See page 22 in this annual report for information relating to backlog by industry group.) The increase in the Process Group's backlog at October 31, 1997 compared with October 31, 1996, was due primarily to the Yanpet project in Saudi Arabia. The decrease in the Industrial Group's backlog at October 31, 1997 compared with October 31, 1996, was due primarily to lower awards activity in mining and metals in 1997. Backlog in the Power/Government Group declined in 1997 compared with 1996 due primarily to the work performed on the Fernald environmental cleanup project and the Paiton power project and the change in new award reporting for the Hanford project discussed above. The increase in backlog from projects located outside the United States at October 31, 1997, was primarily due to the Yanpet project. Approximately 28 percent of the company's backlog is in the Asia Pacific region, including Australia. Due to the nature of the projects included in backlog, the company does not believe it will experience significant disruption in project execution related to the recent turmoil in Asian financial markets. Although backlog reflects business which is considered to be firm, cancellations or scope adjustments may occur. Backlog has been adjusted to reflect known project cancellations, deferrals, and revised project scope and cost, both upward and downward. The net reduction in backlog from project adjustments and cancellations for the year ended October 31, 1997 was $.7 billion, compared with $1.6 billion and $1.2 billion for the years ended October 31, 1996 and 1995, respectively.

        Engineering and Construction revenues increased to $13.2 billion in 1997 compared with $10.1 billion in 1996 and $8.5 billion in 1995, due primarily to increases in the volume of work performed. U.S. revenues increased in 1997, reflecting both continued growth within the Diversified Services Group and a healthy U.S. economy. Export revenues increased in 1997 compared with 1996 and 1995 primarily as the result of substantial engineering work performed in the U.S. for the Paiton power project in Indonesia. Engineering and Construction operating profits decreased 62 percent to $122 million in 1997, compared with $320 million in 1996 and $286 million in 1995, due primarily to the items described in the following four paragraphs. Operating margins for the year ended October 31, 1997 were adversely impacted by a variety of factors, including lower incentive fees earned, delays in the full release of certain projects, a reduction in recoveries for United States Government work, competitive pricing primarily in the Industrial and Power/Government Groups and the items referred to below.

        Provisions of $21.0 million were recognized in the first quarter for cost overruns on two fixed price power projects, including a power project located outside the United States. The loss in the first quarter on this project reflected additional costs then identified to be incurred on the first phase of the project arising primarily from bad weather, lack of timely site access, unexpected design changes and low labor productivity. The loss on the other project, which is located in the United States, was due primarily to startup problems, craft employee turnover and operation of the plant control system. The company also recognized in the first quarter a credit totaling $25.0 million related to certain actuarially determined insurance accruals. The insurance accrual adjustment was due primarily to improvement in loss experience resulting from the company's safety program, resulting in an excess accrual position.

        Provisions of $91.4 million for estimated losses on certain contracts were recognized in the second quarter of 1997. Approximately 75 percent of the contract provisions pertained to cost overruns on the power project located outside the United States. During the second quarter, the company experienced additional difficulties on this project including significant ongoing design changes, long delays in approval of drawings and vendors and resulting low productivity in the field. By the end of the second quarter, these difficulties were substantially resolved as to the first phase of the project and rendered more predictable as to the second phase of the project. Accordingly, in the second quarter the company recorded a provision to recognize the estimated total amount of the loss under the contract. No additional provision related to this project was recorded subsequent to the second quarter. Also included in the second quarter provisions were certain other projects identified to be loss contracts. None of these provisions individually exceeded $5 million. No material additional provisions related to these projects were recorded subsequent to the second quarter.

        Additionally, during the second quarter of 1997, the company recorded $26.8 million in provisions for the impairment, abandonment or sale of certain project-related investments and joint ventures, and doubtful accounts receivable, none of which individually exceeded $5 million. These included the anticipated sale of the company's interest in a joint venture within the pulp and paper industry, a write down of an equity investment obtained in exchange for services rendered to an environmental technology company and certain other project joint ventures where it was determined in the second quarter that the company's investment was not expected to be realized due to poor market conditions or cancellation of the project concerned.

        Results for the year ended October 31, 1997 include charges of $19.9 million, $1.0 million and $4.5 million in the second, third and fourth quarters, respectively, related to implementation of certain cost reduction initiatives. These charges consist of personnel-related costs and lease costs for excess facilities. As of October 31, 1997, approximately $10.1 million of these costs had been incurred. To date, the company has initiated action to downsize, consolidate or close 17 of its more than 80 offices and has consolidated certain industry operating companies. Upon full implementation of the cost reduction initiatives, which is expected in 1998, the company believes that annualized savings of $100 million can be achieved. The company anticipates that the cash flow impact of the costs to implement these savings initiatives will not have a material impact on current or future periods.

        The majority of the company's Engineering and Construction contracts provide for reimbursement of costs plus a fixed or percentage fee. In the highly competitive markets served by this segment, there is an increasing trend for cost-reimbursable contracts with incentive-fee arrangements and fixed or unit price contracts. In certain instances, the company has provided guaranteed completion dates and/or achievement of other performance criteria. Failure to meet schedule or performance guarantees can result in non-reimbursable costs which could exceed project profit margins. The company continues to focus on improving operating margins by enhancing selectivity in the projects it pursues, increasing the level of incentive fees earned and lowering the cost of delivering services through its global network of offices, allowing greater use of high-value engineering centers located in lower-cost areas of the world.

        In December 1996, TRS Staffing Solutions, Inc., the company's temporary personnel services subsidiary, acquired the ConSol Group; in May 1997, American Equipment Company, Inc. (American Equipment), the company's equipment sales and rental subsidiary, acquired the SMA Companies; and, in June 1997, American Equipment acquired J.W. Burress, Inc. These businesses were purchased for a total of $139 million.

        In addition to the acquisitions noted above, during 1997 the company finalized other smaller acquisitions in selected niche markets. All acquisitions have been accounted for under the purchase method of accounting and their results of operations have been included in the company's consolidated financial statements from the respective acquisition dates. If these acquisitions had been made at the beginning of 1996, results of operations would not have differed materially from actual results.

        In August 1997, the company completed the sale of ACQUION, a global provider of supply chain management services, for $12 million in cash, resulting in a pretax gain of $7 million.

        The company is currently conducting an analysis of strategic alternatives for certain of its Engineering and Construction business units including the company's equipment sales and rental unit, American Equipment. Alternatives include the possible sale or restructuring. In the event of any sale or restructuring, the company intends to apply the after-tax proceeds to the repurchase of its stock, if market conditions are appropriate.

COAL SEGMENT

Revenues and operating profit from Coal operations in 1997 were $1,081 million and $155 million, respectively, compared with $961 million and $135 million in 1996. Revenues and operating profit in 1995 were $850 million and $111 million, respectively.

        Revenues increased in 1997 due primarily to increased sales volume of both metallurgical and steam coal, partially offset by lower steam coal prices. The increase in metallurgical coal revenues is due primarily to an increased market share of sales to steel producers. Steam coal market prices declined approximately 4 percent in 1997 as overall demand was down due to both a mild winter and summer in 1997. Despite lower steam coal prices, steam coal revenues increased due primarily to the addition of a number of new electric utility customers. Gross profit and operating profit both increased 15 percent in 1997 compared with 1996, due primarily to the increased sales volume of both metallurgical and steam coal and lower costs of producing both steam and metallurgical coal.

        Revenues increased in 1996 compared with 1995 due primarily to increased sales volume of both metallurgical and steam coal. Metallurgical coal revenues increased due primarily to the continued strong demand by steel producers and the capturing of a larger share of the metallurgical coal market. Steam coal sales benefited from the severe winter in 1996 as electric utilities replenished their depleted inventory levels. Gross profit and operating profit increased 24 percent and 21 percent, respectively, in 1996 compared with 1995, due primarily to the increased sales volume and lower costs of both metallurgical and steam coal combined with improved pricing of metallurgical coal.

OTHER

The company had net interest expense for the year ended October 31, 1997 compared with net interest income for the same periods of 1996 and 1995 due primarily to $300 million in new long-term debt issued in March 1997, an increase in other interest bearing liabilities and lower interest bearing assets. Net interest income for the year ended October 31, 1996 decreased $7.9 million compared with the same period of 1995 due primarily to both lower interest earning assets and higher interest bearing liabilities.

        Corporate administrative and general expense for the year ended October 31, 1997 decreased compared with the same period of 1996 due primarily to lower accruals for stock-related and performance-based compensation plans and lower corporate overhead. Corporate administrative and general expense in 1996 was level with 1995 as lower corporate overhead was offset by higher performance-driven compensation plan expense. The company accrues for certain long-term incentive awards whose ultimate cost is dependent on attainment of various performance targets set by the Organization and Compensation Committee (the "Committee") of the Board of Directors. Under one such program the performance target expired, without amendment or extension by the Committee, on December 31, 1997. Accordingly, the company will record a first quarter 1998 credit of approximately $10 million.

        The effective tax rate for the year ended October 31, 1997 was materially impacted by foreign-based project losses, other project-related investment losses and certain implementation costs for cost reduction initiatives incurred during the year which are not expected to receive full tax benefit. If these losses are excluded for tax rate determination purposes, there is no significant difference between the effective tax rate and the statutory rate for the year ended October 31, 1997.

        The company initiated a review of its software systems in early 1996 in view of the fact that certain systems will not recognize dates after the year 1999, which could cause those systems to produce invalid results. This is commonly referred to as "the Year 2000 problem." The company has substantially completed the assessment phase of all major systems and, in some cases, has made the required changes and is in the process of completing the testing phase. Based upon the results of the work done to date, the company believes that the remaining work will be completed in a timely manner and that the overall cost of such work will not be material. The company expenses such costs when incurred. There can be no assurance, however, that further work will not identify issues which could change the company's present assessment of the cost of addressing this issue.


DISCONTINUED OPERATIONS

In 1994, the company completed the sale of its Lead business for consideration consisting of both cash and deferred payments. Proceeds included $52 million cash on the date of the closing and deferred amounts to be paid in installments over periods ranging from five to eight years. During 1997, the company negotiated a prepayment of the remaining outstanding amounts, receiving $60 million in October 1997. The $60 million was in addition to approximately $36 million for the principal and interest on deferred amounts received since the date of sale. The amounts received slightly exceeded the recorded discounted value of the receivables.

        The company has responsibility for certain environmental liabilities arising out of certain zinc mining and smelting operations formerly conducted by St. Joe Minerals Corporation ("St. Joe"), but only to the extent that such liabilities are not covered by St. Joe's comprehensive general liability insurance.

FINANCIAL POSITION AND LIQUIDITY

The decrease in cash provided by operating activities in 1997, compared with 1996 and 1995, is due primarily to lower earnings and increases in operating assets and liabilities (excluding the effects of businesses acquired), related primarily to an increase in the volume of work performed. During 1997, increases in receivables and contract work in progress were only partially offset by increases in certain project-related short-term liabilities, primarily accounts payable and advance billings on contracts. Changes in operating assets and liabilities vary from year to year and are affected by the mix, stage of completion and commercial terms of engineering and construction projects. The increase in cash utilized by investing activities in 1997, compared with 1996 and 1995, is primarily attributable to increased capital expenditures and acquisitions by both the Engineering and Construction and Coal segments, partially offset by proceeds from the sale and maturity of marketable securities, sales of property, plant and equipment and collection of notes receivable. Engineering and Construction capital expenditures and acquisitions were primarily for American Equipment and directed toward expanding the machinery and equipment rental business. Capital expenditures and acquisitions by the Coal operations have been directed primarily toward developing existing reserves and acquiring additional coal reserves. Working capital acquired through both Engineering and Construction and Coal acquisitions totaled $50 million in 1997, $28 million in 1996 and $1 million in 1995. Monies received from notes receivable related to the ongoing collection of deferred amounts associated with the company's 1994 sale of its Lead business, including the prepayment of all remaining amounts in October 1997. Cash provided by financing activities resulted primarily from the sale of debt securities discussed below and increased short-term borrowings, partially offset by dividend payments and the repurchase of company shares.

        The long-term debt to capitalization ratio at October 31, 1997 was 14.7 percent compared with less than 1.0 percent at October 31, 1996.

        The company has on hand and access to sufficient sources of funds to meet its anticipated operating, expansion and capital needs. Significant short- and long-term lines of credit are maintained with banks which, along with cash on hand and marketable securities, provide adequate operating liquidity. Liquidity is also provided by the company's commercial paper program under which there was $62 million outstanding at October 31, 1997 compared with $30 million at October 31, 1996.

        During December 1996, the Company filed a shelf registration statement with the Securities and Exchange Commission for the sale of up to $400 million of debt securities. In March 1997, $300 million of 6.95 percent senior notes due March 1, 2007 were issued under this filing. Proceeds were used primarily to fund operating working capital and capital expenditures. In addition, the company utilized proceeds from the debt offering to continue its share repurchase program initiated in February 1997. During fiscal 1997, the company purchased 619,000 shares of its common stock for a total of $34 million. The company intends to continue its ongoing share repurchase program and in December 1997, the company's Board of Directors increased the existing repurchase authorization to 10 milion shares.

        Cash dividends increased to $63.8 million ($.76 per share) in 1997 from $56.8 million ($.68 per share) in 1996 and $49.7 million ($.60 per share) in 1995. The quarterly dividend was increased in the first quarter of 1998 to the current level of $.20 per share.

        Although the company is affected by inflation and the cyclical nature of the industry, its Engineering and Construction operations are generally protected by the ability to recover cost increases in most contracts. Coal operations produce a commodity which is internationally traded at prices established by market factors outside the control of the company. However, commodity prices generally tend over the long term to correlate with inflationary trends, and the company's substantial coal reserves provide a hedge against the long-term effects of inflation. Although the company has taken actions to reduce its dependence on external economic conditions, management is unable to predict with certainty the amount and mix of future business.


FINANCIAL INSTRUMENTS

The company's investment securities and substantially all of its debt instruments carry fixed rates of interest over their respective maturity terms. The company does not currently use derivatives, such as swaps, to alter the interest characteristics of its investment securities or its debt instruments. The company's exposure to interest rate risk on its $300 million senior notes, due in 2007, is not material given the company's strong balance sheet and creditworthiness which provides the ability to refinance.

        The company's utilization of derivative financial instruments is substantially limited to the use of forward exchange contracts to hedge foreign currency transactions entered into in the ordinary course of business and not to engage in currency speculation. At October 31, 1997 and 1996, the company had forward foreign exchange contracts of less than one year duration, to exchange principally Japanese yen, Canadian dollars, Australian dollars and French francs for U.S. dollars. In addition, the company has a forward foreign currency contract to exchange U.S. dollars for British pounds sterling to hedge annual lease commitments which expire in 1999. The total gross notional amount of these contracts at October 31, 1997 and 1996 was $78 million and $68 million, respectively. Forward contracts to purchase foreign currency represented $74 million and $63 million and forward contracts to sell foreign currency represented $4 million and $5 million, at October 31, 1997 and 1996, respectively.

NEW ACCOUNTING PRONOUNCEMENTS

In June 1997, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 131, "Disclosures about Segments of an Enterprise and Related Information" (SFAS No. 131). SFAS No. 131 establishes new standards for reporting information about operating segments in interim and annual financial statements. This statement is effective for the company's fiscal year 1999.

        In February 1997, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 128, "Earnings Per Share" (SFAS No. 128). SFAS No. 128 redefines the standards for computing earnings per share and is effective for the company's fiscal year 1998. The company believes adoption of the new standards will not have a material impact on its earnings per share calculations.

CONSOLIDATED BALANCE SHEET

                                                                                        1997             1996
                                                                                      -----------      -----------

$ in thousands/At October 31,

ASSETS

CURRENT ASSETS
Cash and cash equivalents                                                             $   299,324      $   246,964
Marketable securities                                                                      10,089           69,378
Accounts and notes receivable                                                             930,104          742,547
Contract work in progress                                                                 691,395          561,490
Inventories                                                                               175,448           73,927
Deferred taxes                                                                             58,039           50,157
Other current assets                                                                       61,487           52,360
                                                                                      -----------      -----------
Total current assets                                                                    2,225,886        1,796,823
                                                                                      -----------      -----------

PROPERTY, PLANT AND EQUIPMENT
Land                                                                                       70,571           63,969
Buildings and improvements                                                                341,260          329,358
Machinery and equipment                                                                 1,761,275        1,424,999
Mining properties and mineral rights                                                      729,458          644,415
Construction in progress                                                                   37,541           36,133
                                                                                      -----------      -----------
                                                                                        2,940,105        2,498,874
Less accumulated depreciation, depletion and amortization                               1,001,315          821,212
                                                                                      -----------      -----------
Net property, plant and equipment                                                       1,938,790        1,677,662
                                                                                      -----------      -----------

OTHER ASSETS
Goodwill, net of accumulated amortization
    of $28,399 and $18,589, respectively                                                  158,399           84,772
Investments                                                                                96,549          108,107
Other                                                                                     278,216          284,362
                                                                                      -----------      -----------
Total other assets                                                                        533,164          477,241
                                                                                      -----------      -----------
                                                                                      $ 4,697,840      $ 3,951,726
                                                                                      ===========      ===========
LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES
Accounts and notes payable                                                            $   878,187      $   704,186
Commercial paper                                                                           61,886           29,916
Advance billings on contracts                                                             525,518          445,807
Accrued salaries, wages and benefit plan liabilities                                      303,490          290,426
Other accrued liabilities                                                                 221,487          175,026
Current portion of long-term debt                                                             116              207
                                                                                      -----------      -----------
Total current liabilities                                                               1,990,684        1,645,568
                                                                                      -----------      -----------
LONG-TERM DEBT DUE AFTER ONE YEAR                                                         300,508            2,967

NONCURRENT LIABILITIES
Deferred taxes                                                                             66,739           42,632
Other                                                                                     598,859          590,833
                                                                                      -----------      -----------
Total noncurrent liabilities                                                              665,598          633,465
                                                                                      -----------      -----------

CONTINGENCIES AND COMMITMENTS

SHAREHOLDERS' EQUITY
Capital stock
    Preferred -- authorized 20,000,000 shares without par value, none issued
    Common -- authorized 150,000,000 shares of $.625 par value; issued and
        outstanding in 1997 -- 83,748,111 shares and in 1996 -- 83,791,197 shares          52,343           52,369
Additional capital                                                                        569,356          573,037
Retained earnings                                                                       1,159,996        1,077,559
Unamortized executive stock plan expense                                                  (33,441)         (32,538)
Cumulative translation adjustment                                                          (7,204)            (701)
                                                                                      -----------      -----------
Total shareholders' equity                                                              1,741,050        1,669,726
                                                                                      -----------      -----------
                                                                                      $ 4,697,840      $ 3,951,726
                                                                                      ===========      ===========

See Notes to Consolidated Financial Statements.

CONSOLIDATED STATEMENT OF EARNINGS

                                                     1997              1996              1995
                                                 ------------      ------------      ------------
In thousands, except per share amounts/
Year ended October 31,
REVENUES
Engineering and construction services            $ 13,217,515      $ 10,054,365      $  8,451,626
Coal                                                1,081,026           960,827           849,758
                                                 ------------      ------------      ------------
Total revenues                                     14,298,541        11,015,192         9,301,384
                                                 ------------      ------------      ------------

COST OF REVENUES
Engineering and construction services              13,096,310         9,739,148         8,171,351
Coal                                                  926,260           826,301           738,725
                                                 ------------      ------------      ------------
Total cost of revenues                             14,022,570        10,565,449         8,910,076

OTHER (INCOME) AND EXPENSES
Corporate administrative and general expense           13,230            48,120            48,636
Interest expense                                       30,758            16,051            13,385
Interest income                                       (23,286)          (27,646)          (32,927)
                                                 ------------      ------------      ------------
Total cost and expenses                            14,043,272        10,601,974         8,939,170
                                                 ------------      ------------      ------------
EARNINGS BEFORE TAXES                                 255,269           413,218           362,214
INCOME TAX EXPENSE                                    109,082           145,134           130,446
                                                 ------------      ------------      ------------
NET EARNINGS                                     $    146,187      $    268,084      $    231,768
                                                 ============      ============      ============
EARNINGS PER SHARE                               $       1.73      $       3.17      $       2.78
                                                 ============      ============      ============
SHARES USED TO CALCULATE EARNINGS PER SHARE            84,500            84,566            83,428
                                                 ============      ============      ============


See Notes to Consolidated Financial Statements.

CONSOLIDATED STATEMENT OF CASH FLOWS

                                                                   1997          1996           1995
                                                                ---------      ---------      ---------
In thousands/Year ended October 31,

CASH FLOWS FROM OPERATING ACTIVITIES
Net earnings                                                    $ 146,187      $ 268,084      $ 231,768
Adjustments to reconcile net earnings to cash provided
    by operating activities:
    Depreciation, depletion and amortization                      248,353        194,129        146,957
    Deferred taxes                                                 25,428         12,631          1,709
    Provisions for impairment/abandonment of joint
        ventures and investments                                   22,962             --             --
    Gain on sale of business                                       (7,222)            --             --
    Changes in operating assets and liabilities, excluding
        effects of businesses acquired                            (67,224)       (60,353)         9,408
    Other, net                                                    (39,860)        (7,632)       (23,491)
                                                                ---------      ---------      ---------
Cash provided by operating activities                             328,624        406,859        366,351
                                                                ---------      ---------      ---------

CASH FLOWS FROM INVESTING ACTIVITIES
Capital expenditures                                             (466,202)      (392,436)      (318,942)
E&C businesses acquired                                          (141,718)       (87,085)       (16,230)
Coal companies acquired                                           (39,482)        (5,010)            --
Purchase of marketable securities                                      --        (67,069)      (132,934)
Proceeds from sales and maturities of marketable securities        59,289        134,496        115,553
Investments, net                                                   (9,275)         3,991        (16,667)
Proceeds from sale of property, plant and equipment                50,996         29,486         17,406
Collection of notes receivable                                     77,496         11,072          6,978
Contributions to deferred compensation trust                      (43,026)            --        (21,513)
Proceeds from sale of business                                     11,992             --             --
Other, net                                                        (12,041)       (23,771)       (14,686)
                                                                ---------      ---------      ---------
Cash utilized by investing activities                            (511,971)      (396,326)      (381,035)
                                                                ---------      ---------      ---------

CASH FLOWS FROM FINANCING ACTIVITIES
Cash dividends paid                                               (63,750)       (56,830)       (49,712)
Payments on long-term debt                                         (8,378)       (42,456)       (35,604)
Increase in short-term borrowings, net                             21,692         26,109          9,980
Increase in long-term borrowings                                  304,097             --             --
Stock options exercised                                            16,007         17,351          9,757
Purchases of common stock                                         (33,924)            --             --
Other, net                                                            (37)          (677)        (1,271)
                                                                ---------      ---------      ---------
Cash provided (utilized) by financing activities                  235,707        (56,503)       (66,850)
                                                                ---------      ---------      ---------
Increase (decrease) in cash and cash equivalents                   52,360        (45,970)       (81,534)
Cash and cash equivalents at beginning of year                    246,964        292,934        374,468
                                                                ---------      ---------      ---------
Cash and cash equivalents at end of year                        $ 299,324      $ 246,964      $ 292,934
                                                                =========      =========      =========


See Notes to Consolidated Financial Statements.

CONSOLIDATED STATEMENT OF SHAREHOLDERS' EQUITY

                                           Common Stock                                Unamortized     Cumulative
                                        ------------------   Additional   Retained   Executive Stock   Translation
In thousands, except per share amounts   Share    Amounts     Capital     Earnings     Plan Expense    Adjustment      Total
BALANCE AT OCTOBER 31, 1994             82,508    $51,567    $498,804     $684,249       $(14,472)       $  308      $1,220,456
-------------------------------------------------------------------------------------------------------------------------------
Net earnings                                                               231,768                                      231,768
Cash dividends ($.60 per share)                                            (49,712)                                     (49,712)
Exercise of stock options, net             264        165       9,592                                                     9,757
Stock option tax benefit                                        2,460                                                     2,460
Amortization of executive
    stock plan expense                                                                      3,684                         3,684
Issuance of restricted stock, net          393        246      20,320                     (16,077)                        4,489
Tax benefit from reduction of
    valuation allowance for
    deferred tax assets                                         7,327                                                     7,327
Translation adjustment (net of
    deferred taxes of $374)                                                                                 585             585
                                        ---------------------------------------------------------------------------------------
BALANCE AT OCTOBER 31, 1995             83,165     51,978     538,503      866,305        (26,865)          893       1,430,814
                                        ---------------------------------------------------------------------------------------
Net earnings                                                               268,084                                      268,084
Cash dividends ($.68 per share)                                            (56,830)                                     (56,830)
Exercise of stock options, net             466        291      17,060                                                    17,351
Stock option tax benefit                                        3,977                                                     3,977
Amortization of executive
    stock plan expense                                                                      5,723                         5,723
Issuance of restricted stock, net          160        100      11,084                     (11,396)                         (212)
Tax benefit from reduction of
    valuation allowance for
    deferred tax assets                                         2,413                                                     2,413
Translation adjustment (net of
    deferred taxes of $1,019)                                                                            (1,594)         (1,594)
                                        ---------------------------------------------------------------------------------------
BALANCE AT OCTOBER 31, 1996             83,791     52,369     573,037    1,077,559        (32,538)         (701)      1,669,726
                                        ---------------------------------------------------------------------------------------
Net earnings                                                               146,187                                      146,187
Cash dividends ($.76 per share)                                            (63,750)                                     (63,750)
Exercise of stock options, net             415        260      15,747                                                    16,007
Stock option tax benefit                                        3,528                                                     3,528
Amortization of executive
    stock plan expense                                                                      8,183                         8,183
Issuance of restricted stock, net          161        101       9,006                      (9,086)                           21
Purchases of common stock                 (619)      (387)    (33,537)                                                  (33,924)
Tax benefit from reduction of
    valuation allowance for
    deferred tax assets                                         1,575                                                     1,575
Translation adjustment (net of
    deferred taxes of $4,333)                                                                            (6,503)         (6,503)
                                        ---------------------------------------------------------------------------------------
BALANCE AT OCTOBER 31, 1997             83,748    $52,343    $569,356   $1,159,996       $(33,441)      $(7,204)     $1,741,050
                                        ---------------------------------------------------------------------------------------



See Notes to Consolidated Financial Statements.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


                                     [LOGO]
MAJOR ACCOUNTING POLICIES

PRINCIPLES OF CONSOLIDATION

The financial statements include the accounts of the company and its subsidiaries. The equity method of accounting is used for investment ownership ranging from 20 percent to 50 percent. Investment ownership of less than 20 percent is accounted for on the cost method. All significant intercompany transactions of consolidated subsidiaries are eliminated. Certain 1996 and 1995 amounts have been reclassified to conform with the 1997 presentation.

USE OF ESTIMATES

The preparation of the financial statements of the company requires management to make estimates and assumptions that affect reported amounts. These estimates are based on information available as of the date of the financial statements. Therefore, actual results could differ from those estimates.

ENGINEERING AND CONSTRUCTION CONTRACTS

The company recognizes engineering and construction contract revenues using the percentage-of-completion method, based primarily on contract costs incurred to date compared with total estimated contract costs. Customer-furnished materials, labor and equipment, and in certain cases subcontractor materials, labor and equipment, are included in revenues and cost of revenues when management believes that the company is responsible for the ultimate acceptability of the project. Contracts are segmented between types of services, such as engineering and construction, and accordingly, gross margin related to each activity is recognized as those separate services are rendered. Changes to total estimated contract costs or losses, if any, are recognized in the period in which they are determined. Revenues recognized in excess of amounts billed are classified as current assets under contract work in progress. Amounts billed to clients in excess of revenues recognized to date are classified as current liabilities under advance billings on contracts. The company anticipates that substantially all incurred costs associated with contract work in progress at October 31, 1997 will be billed and collected in 1998.


DEPRECIATION, DEPLETION AND AMORTIZATION

Additions to property, plant and equipment are recorded at cost. Assets other than mining properties and mineral rights are depreciated principally using the straight-line method over the following estimated useful lives: buildings and improvements -- 3 to 50 years and machinery and equipment -- 2 to 30 years. Mining properties and mineral rights are depleted on the units-of-production method. Leasehold improvements are amortized over the lives of the respective leases. Goodwill is amortized on the straight-line method over periods not longer than 40 years.

EXPLORATION, DEVELOPMENT AND RECLAMATION

Coal exploration costs are expensed as incurred. Development and acquisition costs of coal properties, when significant, are capitalized in mining properties and depleted. The company accrues for post-mining reclamation costs as coal is mined. Reclamation of disturbed surface acreage is performed as a normal part of the mining process.

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

        In February 1997, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 128, "Earnings Per Share" (SFAS No. 128). SFAS No. 128 redefines the standards for computing earnings per share and is effective for the company's fiscal year 1998. The company believes adoption of the new standards will not have a material impact on its earnings per share calculations.

MARKETABLE SECURITIES

All investment securities are considered to be available-for-sale and carried at fair value. Management determines classification at the time of purchase and reevaluates its appropriateness at each balance sheet date. The company's investments primarily include short-term, highly liquid investment grade debt securities. As of October 31, 1997 and 1996 there were no material gross unrealized gains or losses as the carrying value of the security portfolio approximated fair value. Gross realized gains and losses on sales of securities for the years ended October 31, 1997 and 1996 were also not material. The cost of securities sold is based on the specific identification method. As of October 31, 1997 the total marketable securities portfolio matures within one year.

INVENTORIES

Inventories are stated at the lower of cost or market using the average cost method. Inventories comprise:

                                   1997        1996
                                ---------    --------
$ in thousands/At October 31,
Coal                            $ 54,419     $28,809
Equipment for sale/rental         74,574      19,477
Supplies and other                46,455      25,641
                                ---------------------
                                $175,448     $73,927
                                =====================

The increase in equipment for sale/rental inventories is due to the acquisition of two equipment sales and rental companies during 1997.

FOREIGN CURRENCY

The company's utilization of derivative financial instruments is substantially limited to the use of forward exchange contracts to hedge foreign currency transactions entered into in the ordinary course of business and not to engage in currency speculation. The company's forward exchange contracts do not subject the company to risk from exchange rate movements because gains and losses on such contracts offset losses and gains, respectively, on the assets, liabilities or transactions being hedged. Accordingly, the unrealized gains and losses are deferred and included in the measurement of the related foreign currency transaction. At October 31, 1997, the company had approximately $78 million of foreign exchange contracts outstanding relating to lease commitments and contract obligations. The forward exchange contracts generally require the company to exchange U.S. dollars for foreign currencies at maturity, at rates agreed to at inception of the contracts. If the counterparties to the exchange contracts (AA rated banks) do not fulfill their obligations to deliver the contracted currencies, the company could be at risk for any currency related fluctuations. The amount of any gain or loss on these contracts in 1997 and 1996 was immaterial. The contracts are of varying duration, none of which extend beyond December 1, 1999. The company limits exposure to foreign currency fluctuations in most of its engineering and construction contracts through provisions that require client payments in U.S. dollars or other currencies corresponding to the currency in which costs are incurred. As a result, the company generally does not need to hedge foreign currency cash flows for contract work performed. The functional currency of all significant foreign operations is the local currency.

CONCENTRATIONS OF CREDIT RISK

The majority of accounts receivable and all contract work in progress are from engineering and construction clients in various industries and locations throughout the world. Most contracts require payments as the projects progress or in certain cases advance payments. The company generally does not require collateral, but in most cases can place liens against the property, plant or equipment constructed or terminate the contract if a default occurs. Accounts receivable from customers of the company's Coal operations are primarily concentrated in the steel and utility industries. The company maintains adequate reserves for potential credit losses and such losses have been minimal and within management's estimates.

STOCK PLANS

The company accounts for stock-based compensation using the intrinsic value method prescribed by Accounting Principles Board (APB) Opinion No. 25, "Accounting for Stock Issued to Employees," and related Interpretations. Accordingly, compensation cost for stock options is measured as the excess, if any, of the quoted market price of the company's stock at the date of the grant over the amount an employee must pay to acquire the stock. Compensation cost for stock appreciation rights and performance equity units is recorded based on the quoted market price of the company's stock at the end of the period.

CONSOLIDATED STATEMENT OF CASH FLOWS

Securities with maturities of 90 days or less at the date of purchase are classified as cash equivalents. Securities with maturities beyond 90 days are classified as marketable securities and are carried at fair market value. The changes in operating assets and liabilities as shown in the Consolidated Statement of Cash Flows comprise:

                                            1997            1996           1995
                                          ---------       --------       ----------
  $ in thousands/Year ended October 31,
  (Increase) decrease in:
   Accounts and notes receivable        $ (125,954)       $(78,632)      $(141,505)
   Contract work in progress              (130,257)       (176,137)        (52,488)
   Inventories                             (40,303)         (8,743)        (10,581)
   Other current assets                    (17,028)        (18,465)          6,292
  Increase in:
   Accounts payable                        130,992         167,350          35,334
   Advance billings on contracts            79,510          43,382         172,062
   Accrued liabilities                      35,816          10,892             294
                                        ----------        --------        --------
  (Increase) decrease in operating
   assets and liabilities               $  (67,224)       $(60,353)       $  9,408
                                        ==========        ========        ========
  Cash paid during the year for:
   Interest expense                     $   25,491        $ 11,832        $  7,672
   Income tax payments, net             $   75,967        $120,570        $121,508

ACQUISITIONS AND DISPOSITION

During the last three years, the company completed certain business acquisitions in both the Engineering and Construction and Coal segments. The Engineering and Construction acquisitions were concentrated primarily within the Diversified Services Group.

        The following summarizes major Engineering and Construction acquisitions:

   1997:

- ConSol Group, a privately held U.S. company headquartered in New Hampshire, that provides staffing personnel in the fields of information technology and allied health.

- J.W. Burress, Inc., a privately held U.S. company headquartered in Virginia, that provides product support services and sells, rents and services new and used construction and industrial machinery.


- SMA Companies, privately held U.S. companies headquartered in California and Georgia. These companies sell, rent and service heavy construction and industrial equipment and provide proprietary software to other equipment distributors throughout the U.S.

        These businesses and other smaller acquisitions were purchased for a total of $142 million. The fair value of assets acquired, including working capital of $42 million and goodwill of $67 million, was $196 million, and liabilities assumed totaled $54 million.

   1996:

- Groundwater Technology, Inc. ("GTI"), a publicly traded company headquartered in Massachusetts, that provides detailed, scientific environmental assessment and remediation programs, as well as other environmental support services. Under the terms of the transaction, the company consummated a merger between one of its subsidiaries, Fluor Daniel Environmental Services, Inc., and GTI wherein the company acquired an approximate 55 percent interest in the newly named company, Fluor Daniel GTI, Inc.

- S&R Equipment Company, Inc., a privately held U.S. company based in Ohio, that specializes in high-lift equipment rentals.

- Marshall Contractors, Inc., a privately held U.S. company based in Rhode Island, that provides specialized construction services to the microelectronics, pharmaceuticals, biotechnology, foods and related industries.

        These businesses and other smaller acquisitions were purchased for a total of $87 million. The fair value of assets acquired, including working capital of $26 million and goodwill of $50 million, was $329 million, and liabilities assumed totaled $242 million.

   1995:

- Management Resources Group, plc, a privately held company headquartered in London, England, that provides permanent and temporary placement services for accounting, information technology and office personnel.

- Anderson DeBartolo Pan, Inc., a privately held U.S. company based in Arizona, that provides professional services in engineering, architectural and construction management to the microelectronics market and the health care, hospitality and sports facilities industries.

- A majority interest in Prosynchem S.A., a privately held company headquartered in Gliwice, Poland, that provides engineering and construction services to clients in the petroleum, petrochemicals, chemicals and environmental industries in Poland and other Eastern European countries.

        These businesses and other smaller acquisitions were purchased for a total of $16 million. The fair value of assets acquired, including working capital of $1 million and goodwill of $16 million, was $30 million, and liabilities assumed totaled $14 million.

        Massey Coal Company ("Massey") purchased four coal mining companies during 1995 through 1997. The aggregate purchase price was $44 million and included the fair value of assets acquired, consisting of $79 million of property, plant and equipment, and mining rights, $14 million of working capital and other assets, net of other liabilities assumed of $49 million. These acquisitions, along with capital expenditures, have been directed primarily towards acquiring additional coal reserves.

        All of the above acquisitions have been accounted for under the purchase method of accounting and their results of operations have been included in the company's consolidated financial statements from the respective acquisition dates. If these acquisitions had been made at the beginning of 1997, 1996 or 1995, pro forma results of operations would not have differed materially from actual results.

        From time to time, the company enters into investment arrangements, including joint ventures, that are related to its Engineering and Construction business. During 1995 through 1997, the majority of these expenditures related to ongoing investments in an equity fund that focuses on energy related projects and a number of smaller, diversified ventures.

        During 1997, the company completed the sale of ACQUION, a global provider of supply chain management services, for $12 million in cash, resulting in a pretax gain of $7 million.

COST REDUCTION INITIATIVES

During 1997, the company recorded $25.4 million in charges related to the implementation of certain cost reduction initiatives. These charges provide for personnel and facility related costs. As of October 31, 1997, approximately $10.1 million of these costs had been incurred.

INCOME TAXES

The income tax expense (benefit) included in the Consolidated Statement of Earnings is as follows:

                                            1997            1996          1995
                                          ---------       --------       -------
$ in thousands/Year ended October 31,
Current:
 Federal                                  $  50,906     $  94,864      $  88,762
 Foreign                                     25,801        25,872         26,803
 State and local                              6,947        11,767         13,172
                                          --------------------------------------
Total current                                83,654       132,503        128,737
                                          --------------------------------------
Deferred:
 Federal                                     19,972        13,081        (10,776)
 Foreign                                      3,908         1,974         11,953
 State and local                              1,548        (2,424)           532
                                          --------------------------------------
Total deferred                               25,428        12,631          1,709
                                          --------------------------------------
Total income tax expense                  $ 109,082     $ 145,134      $ 130,446
                                          ======================================

        A reconciliation of U.S. statutory federal income tax expense to the company's income tax expense on earnings is as follows:

                                             1997           1996           1995
                                          ---------       --------       --------
$ in thousands/Year ended October 31,
U.S. statutory federal
 income tax expense                       $  89,344      $ 144,626      $ 126,775
Increase (decrease) in
 taxes resulting from:
Items without tax effect, net                17,623         (1,566)         2,452
Effect of non-U.S. tax rates                 10,620          6,057          5,682
State and local income taxes                  5,337          9,542          9,288
Depletion                                   (10,051)       (11,054)       (10,497)
Other, net                                   (3,791)        (2,471)        (3,254)
                                          ---------------------------------------
Total income tax expense                  $ 109,082      $ 145,134      $ 130,446
                                          =======================================

        Deferred taxes reflect the tax effects of differences between the amounts recorded as assets and liabilities for financial reporting purposes and the amounts recorded for income tax purposes. The tax effects of significant temporary differences giving rise to deferred tax assets and liabilities are as follows:

                                                     1997            1996
                                                   ---------       --------
$ in thousands/At October 31,
Deferred tax assets:
 Accrued liabilities not currently deductible      $ 217,952      $ 196,893
 Tax basis of building in excess of book basis        23,130         22,999
 Alternative minimum tax credit carryforwards         22,115         20,498
 Net operating loss carryforwards of acquired
    companies                                         16,376             --
 Other                                                38,938         18,561
                                                   -------------------------
Total deferred tax assets                            318,511        258,951
Valuation allowance for deferred tax assets          (60,613)       (38,655)
                                                   -------------------------
Deferred tax assets, net                             257,898        220,296
                                                   -------------------------
Deferred tax liabilities:
 Book basis of property, equipment and other
    capital costs in excess of tax basis            (204,916)      (160,544)
 Tax on unremitted non-U.S. earnings                 (34,917)       (27,715)
 Other                                               (26,765)       (24,512)
                                                   -------------------------
Total deferred tax liabilities                      (266,598)      (212,771)
                                                   -------------------------
Net deferred tax (liabilities) assets              $  (8,700)     $   7,525
                                                   =========================

        In 1997, the company acquired the SMA Companies which have net operating loss carryforwards of approximately $47 million. These loss carryforwards expire in years 2004 through 2008. Their utilization is subject to stringent limitations under the Internal Revenue Code.

        The company also has alternative minimum tax credits associated with the coal business operated by Massey. These credits can be carried forward indefinitely until fully utilized.

        The company maintains a valuation allowance to reduce certain deferred tax assets to amounts that are more likely than not to be realized. This allowance primarily relates to the deferred tax assets established for loss carryforwards and alternative minimum tax credits. Any reductions in the allowance resulting from realization of the loss carryforwards will result in a reduction of goodwill. Some of the allowance relates to deferred tax assets existing at the date of the company's 1987 quasi-reorganization. Reductions in the allowance relating to these 1987 deferred tax assets are credited to additional capital.

        Residual income taxes of approximately $12 million have not been provided on approximately $30 million of undistributed earnings of certain foreign subsidiaries at October 31, 1997, because the company intends to keep those earnings reinvested indefinitely.

        United States and foreign earnings before taxes are as follows:

                                            1997         1996         1995
                                          --------     --------     --------
$ in thousands/Year ended October 31,
United States                             $231,921     $363,687     $249,776
Foreign                                     23,348       49,531      112,438
                                          ----------------------------------
Total                                     $255,269     $413,218     $362,214
                                          ==================================

RETIREMENT BENEFITS

The company sponsors contributory and non-contributory defined contribution retirement and defined benefit pension plans for eligible employees. Contributions to defined contribution retirement plans are based on a percentage of the employee's compensation. Expense recognized for these plans of approximately $111 million in 1997, $75 million in 1996, and $69 million in 1995, is primarily related to domestic engineering and construction operations. Contributions to defined benefit pension plans are generally at the minimum annual amount required by applicable regulations. Payments to retired employees under these plans are generally based upon length of service and/or a percentage of qualifying compensation. The defined benefit pension plans are primarily related to international engineering and construction operations, U.S. craft employees and coal operations.

        Net periodic pension income for defined benefit pension plans includes the following components:

                                              1997          1996          1995
                                            --------      --------      --------
$ in thousands/Year ended October 31,
Service cost incurred during the period     $ 15,301      $ 14,284      $ 12,385
Interest cost on projected
 benefit obligation                           23,743        22,248        21,578
Income and gains on assets invested          (74,239)      (75,861)      (50,776)
Net amortization and deferral                 26,668        33,868        11,198
                                            ------------------------------------
Net periodic pension income                 $ (8,527)     $ (5,461)     $ (5,615)
                                            ====================================

        The ranges of assumptions indicated below were used in the determination of net periodic pension (income) cost for the defined benefit pension plans in Australia, Germany, the United Kingdom, the Netherlands and the United States. These assumptions were established at the beginning of each respective fiscal year based on the then current economic environment in each host country.


                                1997           1996              1995
                              --------       --------          --------
  Year ended October 31,
  Discount rates              6.5-8.25%      6.75-8.5%        7.75-9.25%
  Rates of increase in
   compensation levels        3.0-5.25%      3.25-5.5%        4.0-6.25%
  Expected long-term rates
   of return on assets        5.5-9.5%       5.75-9.5%        6.75-10.25%

        The following table sets forth the funded status and the pension assets which have been recognized in the company's Consolidated Balance Sheet:

                                                1997           1996
                                              --------       --------
$ in thousands/At October 31,
Actuarial present value
 of benefit obligations:
Vested benefit obligation                     $ 311,429      $ 274,872
Nonvested benefit obligation                     12,791          9,590
                                              ------------------------
Accumulated benefit obligation                $ 324,220      $ 284,462
                                              ========================
Plan assets at fair value
 (primarily listed stocks and bonds)          $ 539,814      $ 488,458
Projected benefit obligation                   (358,539)      (319,066)
                                              ------------------------
Plan assets in excess of projected
 benefit obligation                             181,275        169,392
Unrecognized net gain                           (44,265)       (42,411)
Unrecognized net assets at implementation       (11,941)       (15,191)
                                              ------------------------
Pension assets                                $ 125,069      $ 111,790
                                              ========================

Amounts shown above at October 31, 1997 and 1996 exclude the projected benefit obligation of approximately $109 million and $114 million, respectively, and an equal amount of associated plan assets relating to discontinued operations.

        In recognition of the current economic environment in each plan's respective host country, as of November 1, 1997 the company will adjust the discount rates used in the determination of its benefit obligations to 6.25-7.5 percent and the rates of salary increases to 2.5-4.5 percent.

        Massey participates in multiemployer defined benefit pension plans for its union employees. Pension expense was less than $1 million in each of the years ended October 31, 1997, 1996 and 1995. Under the Coal Industry Retiree Health Benefits Act of 1992, Massey is required to fund medical and death benefits of certain beneficiaries. Massey's obligation under the Act is estimated to aggregate approximately $42 million at October 31, 1997, which will be recognized as expense as payments are assessed. The expense recorded for such benefits was $7 million for the year ended October 31, 1997 and $2 million for each of the years ended October 31, 1996 and 1995.

        In addition to the company's defined benefit pension plans, the company and certain of its subsidiaries provide health care and life insurance benefits for certain retired employees. The health care and life insurance plans are generally contributory, with retiree contributions adjusted annually. Service costs are accrued currently.

        The accumulated postretirement benefit obligation at October 31, 1997 and 1996 was determined in accordance with the current terms of the company's health care plans, together with relevant actuarial assumptions and health care cost trend rates projected at annual rates ranging from 9.2 percent in 1998 down to 5 percent in 2004 and beyond. The effect of a one percent annual increase in these assumed cost trend rates would increase the accumulated postretirement benefit obligation and the aggregate of the annual service and interest costs by approximately 14 percent.

        Net periodic postretirement benefit cost includes the following components:

                                           1997      1996      1995
                                         --------  --------   --------
$ in thousands/Year ended October 31,
Service cost incurred during
 the period                               $3,107     $1,672     $1,172
Interest cost on accumulated
 postretirement benefit obligation         6,480      5,755      4,899
                                          ----------------------------
Net periodic postretirement
 benefit cost                             $9,587     $7,427     $6,071
                                          ============================

        The following table sets forth the plans' funded status and accumulated postretirement benefit obligation which has been fully accrued in the company's Consolidated Balance Sheet:

                                                 1997           1996
                                              --------       --------
$ in thousands/At October 31,
Accumulated postretirement
 benefit obligation:
Retirees                                      $ 44,228      $ 49,912
Fully eligible active participants              18,280        16,462
Other active plan participants                  23,679        17,944
Unrecognized loss                               (2,977)       (8,545)
                                              ----------------------
Accrued postretirement benefit obligation     $ 83,210      $ 75,773
                                              ======================


        The discount rate used in determining the accumulated postretirement benefit obligation was 7.25 percent and 7.75 percent at October 31, 1997 and 1996, respectively.

        The preceding information does not include amounts related to benefit plans applicable to employees associated with certain contracts with the U.S. Department of Energy because the company is not responsible for the current or future funded status of these plans.

FAIR VALUE OF FINANCIAL INSTRUMENTS

The estimated fair value of the company's financial instruments are as follows:

                                          1997                         1996
                                  ----------------------       -----------------------
                                   Carrying      Fair           Carrying       Fair
                                   Amount        Value          Amount         Value
$ in thousands/At October 31,
Assets:
Cash and cash equivalents         $ 299,324     $ 299,324      $ 246,964     $ 246,964
Marketable securities                10,089        10,089         69,378        69,378
Notes receivable including
 noncurrent portion                  39,570        45,207        116,809       120,463
Long-term investments                52,115        53,619         48,920        47,948

Liabilities:
Commercial paper and notes
 payable                             88,699        88,699         67,007        67,007
Long-term debt including
 current portion                    300,624       316,024          3,174         3,174
Other noncurrent financial
 liabilities                          5,240         5,240          2,556         2,556

Off-balance sheet
 financial instruments:
Foreign currency contract
 obligations                             --        (1,225)            --        (1,726)
Letters of credit                        --           841             --           700
Lines of credit                          --           497             --           747


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


LONG-TERM DEBT

Long-term debt comprises:

                                           1997         1996
                                         --------     --------
$ in thousands/At October 31,
6.95% Senior Notes due March 1, 2007     $300,000     $     --
Other notes                                   624        3,174
                                         --------     --------
                                          300,624        3,174
Less: Current portion                         116          207
                                         --------     --------
Long-term debt due after one year        $300,508     $  2,967


        In March 1997, the company issued $300 million of 6.95% Senior Notes (the Notes) due March 1, 2007 with interest payable semiannually on March 1 and September 1 of each year, commencing September 1, 1997. The Notes were sold at a discount for an aggregate price of $296.7 million. The Notes are redeemable, in whole or in part, at the option of the company at any time at a redemption price equal to the greater of (i) 100 percent of the principal amount of the Notes or
(ii) as determined by a Quotation Agent as defined in the offering prospectus.

        The company has unsecured committed revolving long-term lines of credit with banks from which it may borrow for general corporate purposes up to a maximum of $250 million. Commitment and facility fees are paid on these lines. In addition, the company has $954 million in short-term uncommitted lines of credit. Borrowings under lines of credit and revolving credit agreements bear interest at prime or rates based on the London Interbank Offered Rate ("LIBOR"), domestic certificates of deposit or other rates which are mutually acceptable to the banks and the company. At October 31, 1997, no amounts were outstanding under the committed lines of credit. As of that date, $176 million of the short-term uncommitted lines of credit were used to support undrawn letters of credit issued in the ordinary course of business.

        The company had $62 million and $30 million in unsecured commercial paper outstanding at October 31, 1997 and 1996, respectively. The commercial paper was issued at a discount with a weighted-average effective interest rate of 5.6 percent and 5.3 percent in 1997 and 1996, respectively. Maturities of commercial paper ranged from 22 to 35 days in 1997 and 28 to 91 days in 1996. The weighted-average maturities were 12 and 21 days at October 31, 1997 and 1996, respectively. The maximum and average balances outstanding for the years ended October 31, 1997 and 1996 were $212 million and $111 million, respectively, and $75 million and $38 million, respectively, with weighted-average interest rates of 5.5 percent for both years.

OTHER NONCURRENT LIABILITIES

The company maintains appropriate levels of insurance for business risks. Insurance coverages contain various deductible amounts for which the company provides accruals based on the aggregate of the liability for reported claims and an actuarially determined estimated liability for claims incurred but not reported. Other noncurrent liabilities include $70 million and $92 million at October 31, 1997 and 1996, respectively, relating to these liabilities.

STOCK PLANS

The company's executive stock plans, approved by the shareholders, provide for grants of nonqualified or incentive stock options, restricted stock awards and stock appreciation rights ("SARS"). All executive stock plans are administered by the Organization and Compensation Committee of the Board of Directors ("Committee") comprised of outside directors, none of whom are eligible to participate in the plans. Stock options may be granted with or without SARS. Grant prices are determined by the Committee and are established at the fair market value of the company's common stock at the date of grant. Options and SARS normally extend for 10 years and become exercisable over a vesting period determined by the Committee, which is presently in installments of 25 percent per year commencing one year from the date of grant. The company issued 44,120 options and 66,860 options in 1997 and 1996, respectively, that will vest only if certain performance related conditions are met.

        Restricted stock awards issued under the plans provide that shares awarded may not be sold or otherwise transferred until restrictions as established by the Committee have lapsed. Upon termination of employment, shares upon which restrictions have not lapsed must be returned to the company. Restricted stock issued under the plans totaled 186,390 shares and 172,770 shares in 1997 and 1996, respectively.

        Effective November 1, 1996, the company adopted Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" (SFAS No. 123). As permitted by the standard, the company has elected to continue following the guidance of APB Opinion No. 25, "Accounting for Stock Issued to Employees," for measurement and recognition of stock-based transactions with employees. Compensation cost recognized for the company's performance-based stock plans totaled less than $1 million in 1997, $19 million in 1996 and $15 million in 1995. Under APB Opinion No. 25, no compensation cost is recognized for the option plans where vesting provisions are based only on the passage of time. Had the company recorded compensation expense using the accounting method recommended by SFAS No. 123, net earnings and earnings per share would have been reduced to the pro forma amounts as follows:

                                                       1997             1996
                                                    -----------     ------------
$ in thousands, except per share amounts/
Year ended October 31,
Net earnings:       As Reported                     $   146,187     $   268,084
                     Pro Forma                          143,663         267,361
Earnings per share: As Reported                     $      1.73     $      3.17
                     Pro Forma                             1.70            3.16


Because SFAS No. 123 is applicable only to options granted subsequent to October 31, 1995, its pro forma effect will not be fully reflected until 1999. The results above are not likely to be representative of the effects of applying SFAS No. 123 on reported net earnings or loss for future years as these amounts reflect the expense for only one or two years vesting.

        The fair value of each option grant is estimated on the date of grant by using the Black-Scholes option-pricing model. The following weighted-average assumptions were used for grants in 1997 and 1996:

                                            1997         1996
                                          --------      -------
  Expected option lives (years)             6             6
  Risk-free interest rates                  6.30%         6.54%
  Expected dividend yield                   1.15%         1.12%
  Expected volatility                      24.58%        20.50%

The weighted-average fair value of options granted during 1997 and 1996 was $17 and $20, respectively.

        The following table summarizes stock option activity:

                                                          Weighted
                                                          Average
                                                          Exercise
                                            Stock          Price
                                           Options       Per Share
                                          ---------      ----------
OUTSTANDING AT OCTOBER 31, 1994           2,071,506      $       39
                                          -------------------------
Granted                                   2,034,270              49
Expired or canceled                         (23,834)             43
Exercised                                  (266,336)             37
                                          -------------------------
OUTSTANDING AT OCTOBER 31, 1995           3,815,606              45
                                          -------------------------
Granted                                   1,046,700              64
Expired or canceled                         (56,010)             49
Exercised                                  (466,918)             37
                                          -------------------------
OUTSTANDING AT OCTOBER 31, 1996           4,339,378              50
                                          -------------------------
Granted                                     114,060              61
Expired or canceled                        (117,404)             53
Exercised                                  (414,731)             39
                                          -------------------------
OUTSTANDING AT OCTOBER 31, 1997           3,921,303      $       51
                                          =========================
Exercisable at:
October 31, 1997                          1,964,137
October 31, 1996                          1,536,063
October 31, 1995                          1,406,583



At October 31, 1997, there were 2,982,950 shares available for future grant. Available for grant includes shares which may be granted as either stock options or restricted stock, as determined by the Committee under the 1996 and 1988 Fluor Executive Stock Plans.

        At October 31, 1997, 2,071,044 of the 3,921,303 options outstanding have exercise prices between $20 and $44, with a weighted-average exercise price of $42 and a weighted-average remaining contractual life of 5.8 years; 1,268,023 of these options are exercisable with a weighted-average exercise price of $42. The remaining 1,850,259 outstanding options have exercise prices between $51 and $68, with a weighted-average exercise price of $61 and a weighted-average remaining contractual life of 8.4 years; 696,114 of these options are exercisable with a weighted-average exercise price of $61. Included in the total outstanding options above are 603,278 options that vest only if certain performance conditions are met, with a weighted-average exercise price of $46. These options expire on December 31, 1997.

LEASE OBLIGATIONS

Net rental expense amounted to approximately $92 million, $77 million, and $67 million in 1997, 1996, and 1995, respectively. The company's lease obligations relate primarily to office facilities, equipment used in connection with long-term construction contracts and other personal property.

        The company's obligations for minimum rentals under noncancelable leases are as follows:

  $ in thousands/At October 31,
  1998                                $44,071
  1999                                 34,293
  2000                                 21,237
  2001                                 17,055
  2002                                 12,578
  Thereafter                          $65,697


        At October 31, 1997 and 1996, obligations under capital leases of approximately $3 million and $4 million, respectively, are included in other noncurrent liabilities.

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

        Financial guarantees, made in the ordinary course of business on behalf of clients and others in certain limited circumstances, are entered into with financial institutions and other credit grantors and generally obligate the company to make payment in the event of a default by the borrower. Most arrangements require the borrower to pledge collateral in the form of property, plant and equipment which is deemed adequate to recover amounts the company might be required to pay. As of October 31, 1997, the company had extended financial guarantees on behalf of certain clients and other unrelated third parties totaling approximately $48 million.

        The company's operations are subject to and affected by federal, state and local laws and regulations regarding the protection of the environment. The company maintains reserves for potential future environmental costs where such obligations are either known or considered probable, and can be reasonably estimated.

        The sale by the company of its Lead business included St. Joe Minerals Corporation ("St. Joe") and its environmental liabilities for several different lead mining, smelting and other lead-related environmental sites. As a condition of the St. Joe sale, however, the company retained responsibility for certain non-lead-related environmental liabilities arising out of St. Joe's former zinc mining and smelting division, but only to the extent that such liabilities are not covered by St. Joe's comprehensive general liability insurance. These liabilities arise out of three zinc facilities located in Bartlesville, Oklahoma; Monaca, Pennsylvania; and Balmat, New York.

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

        In June 1997, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 131, "Disclosures about Segments of an Enterprise and Related Information" (SFAS No. 131). SFAS No. 131 establishes new standards for reporting information about operating segments in interim and annual financial statements. This statement is effective for the company's fiscal year 1999.

OPERATIONS BY BUSINESS SEGMENT

                                                Revenues                        Operating Expenses
                                 --------------------------------------   ------------------------------
                                     1997          1996         1995         1997       1996      1995
$ in millions
Engineering and Construction     $  13,217.5   $  10,054.4   $  8,451.6   $  122.2   $  320.0   $  286.0
Coal                                 1,081.0         960.8        849.8      154.8      134.5      111.0
                                 --------------------------------------   ------------------------------
                                 $  14,298.5   $  11,015.2   $  9,301.4   $  277.0   $  454.5   $  397.0
                                 ======================================   ==============================


                                                                                                        Depreciation, Depletion
                                   Identifiable Assets                   Capital Expenditures              & Amortization
                             ------------------------------------   ------------------------------   ------------------------------
                                 1997        1996         1995         1997       1996      1995       1997       1996      1995
$ in millions
Engineering and Construction $  2,836.2   $  2,213.4   $  1,572.6   $  199.1   $  171.6   $  137.1   $  117.0   $   88.7   $   62.9
Coal                            1,619.4      1,384.0      1,191.2      267.1      220.8      181.8      131.3      105.4       83.7
Corporate                         242.2        354.3        465.1       --         --         --         --         --           .4
                             ------------------------------------   ------------------------------   ------------------------------
                             $  4,697.8   $  3,951.7   $  3,228.9   $  466.2   $  392.4   $  318.9   $  248.3   $  194.1   $  147.0
                             ====================================   ==============================   ==============================


OPERATIONS BY GEOGRAPHIC AREA

                                                 Revenues                         Operating Profit
                                   ------------------------------------   --------------------------------
                                       1997         1996        1995         1997      1996        1995
$ in millions

United States                      $   9,347.2  $   6,783.5  $  5,814.5   $  255.7   $  396.5   $    297.4
Europe                                 1,420.0      1,426.6     1,637.2        2.3       23.6         27.7
Central and South America              1,109.3      1,210.0       801.2       12.2      (13.9)         9.6
Asia Pacific (includes Australia)      1,544.5      1,042.8       780.0       16.3       36.5         49.4
Middle East and Africa                   549.3        287.6        30.5      (22.9)       4.7          7.2
Canada                                   328.2        264.7       238.0       13.4        7.1          5.7
                                   ------------------------------------   --------------------------------
                                   $  14,298.5  $  11,015.2  $  9,301.4   $  277.0   $  454.5   $    397.0
                                   ====================================   ================================


                                           Identifiable Assets
                                   ----------------------------------
                                       1997       1996         1995
$ in millions

United States                      $  3,801.7  $  3,392.3  $  2,764.2
Europe                                  225.1       158.4       204.3
Central and South America               210.4       145.6        92.3
Asia Pacific (includes Australia)       314.7       165.0        84.2
Middle East and Africa                   78.4        30.8        21.4
Canada                                   67.5        59.6        62.5
                                   ----------------------------------
                                   $  4,697.8  $  3,951.7  $  3,228.9
                                   ==================================


Included in United States revenues are export sales to unaffiliated customers of $1.9 billion in 1997, $1 billion in 1996 and $.7 billion in 1995.


The following table reconciles business segment operating profit with the earnings before taxes:


                                                   1997        1996         1995
                                                   ----        ----         ----
$ in millions

Operating profit                                 $  277.0    $  454.5    $  397.0
Interest (expense) income, net                       (7.5)       11.6        19.5
Corporate administrative and general expense        (13.2)      (48.1)      (48.6)
Other items, net                                     (1.0)       (4.8)       (5.7)
                                                 --------------------------------
Earnings before taxes                            $  255.3    $  413.2    $  362.2
                                                 ================================

                 REPORTS OF MANAGEMENT AND INDEPENDENT AUDITORS

                                     [LOGO]


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



/s/ J. MICHAL CONAWAY

J. Michal Conaway
Senior Vice President and
Chief Financial Officer


INDEPENDENT AUDITORS

Board of Directors and Shareholders
Fluor Corporation

We have audited the accompanying consolidated balance sheet of Fluor Corporation as of October 31, 1997 and 1996, and the related consolidated statements of earnings, cash flows, and shareholders' equity for each of the three years in the period ended October 31, 1997. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

        In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Fluor Corporation at October 31, 1997 and 1996, and the consolidated results of its operations and its cash flows for each of the three years in the period ended October 31, 1997, in conformity with generally accepted accounting principles.



/s/ ERNST & YOUNG LLP

Orange County, California
November 18, 1997

                      QUARTERLY FINANCIAL DATA (UNAUDITED)

                                     [LOGO]


The following is a summary of the quarterly results of operations:


                                             First          Second            Third          Fourth
                                           Quarter         Quarter          Quarter         Quarter
                                         -----------     -----------      -----------     -----------
$ in thousands, except per share amounts

1997
Revenues                                 $ 3,434,061     $ 3,185,833      $ 3,675,905     $ 4,002,742
Gross margin                                 106,774         (73,836)         108,591         134,442
Earnings (loss) before taxes                  95,625         (78,407)         102,044         136,007
Net earnings (loss)                           62,035         (70,134)          66,242          88,044
Earnings (loss) per share                $       .73     $      (.83)     $       .79     $      1.04
                                         ============================================================
1996
Revenues                                 $ 2,402,414     $ 2,582,229      $ 2,702,821     $ 3,327,728
Gross margin                                  99,072         105,054          112,862         132,755
Earnings before taxes                         89,763          97,082          104,866         121,507
Net earnings                                  57,448          63,700           68,077          78,859
Earnings per share                       $       .68     $       .75      $       .81     $       .93
                                         ============================================================

SHAREHOLDERS' REFERENCE

COMMON STOCK INFORMATION
At December 31, 1997, there were 83,242,322 shares outstanding and approximately 13,140 shareholders of record of Fluor's common stock.

        The following table sets forth for the periods indicated the cash dividends paid per share of common stock, and the high and low sales prices of such common stock as reported in the Consolidated Transactions Reporting System.

COMMON STOCK AND DIVIDEND INFORMATION

                                        Price Range
                     Dividends   -------------------------
                     Per Share       High          Low
                                 -----------   -----------
FISCAL 1997
First Quarter        $   0.19    $    71.750   $    61.625
Second Quarter           0.19         75.875        49.750
Third Quarter            0.19         61.500        46.500
Fourth Quarter           0.19         62.500        40.250
                     --------
                     $   0.76

FISCAL 1996
First Quarter        $   0.17    $    68.000   $    54.750
Second Quarter           0.17         71.875        61.875
Third Quarter            0.17         67.375        57.750
Fourth Quarter           0.17         67.375        59.500
                     --------
                     $   0.68

FORM 10-K
A copy of the Form 10-K, which is filed with the Securities and Exchange Commission, is available at no charge upon request.

Write to:
Senior Vice President-Law,
Fluor Corporation
3353 Michelson Drive
Irvine, California 92698
(714) 975-2000

REGISTRAR AND TRANSFER AGENT
ChaseMellon Shareholder Services, L.L.C.
400 South Hope Street
Fourth Floor
Los Angeles, California 90071
and
ChaseMellon Shareholder Services, L.L.C.
85 Challenger Road
Ridgefield Park, New Jersey 07660

For change of address, lost dividends, or lost stock certificates, write or telephone:
ChaseMellon Shareholder Services, L.L.C.
P. O. Box 3315
South Hackensack, New Jersey 07606-1915
Attn: Securityholder Relations
(800) 813-2847
Web page address:
www.chasemellon.com


INDEPENDENT AUDITORS
Ernst & Young LLP
18400 Von Karman Avenue
Irvine, California 92612

ANNUAL SHAREHOLDERS' MEETING

Annual report and proxy statement are mailed about January 30. Fluor's annual meeting of shareholders will be held at 9:00 a.m. on March 10, 1998 at:

The Sutton Place Hotel
4500 MacArthur Boulevard
Newport Beach, California

STOCK TRADING
Fluor's stock is traded on the New York, Chicago, Pacific, Amsterdam, London and Swiss Stock Exchanges. Common stock domestic trading symbol: FLR.

DIVIDEND REINVESTMENT PLAN
Fluor's Dividend Reinvestment Plan provides shareholders of record with the opportunity to conveniently and economically increase their ownership in Fluor. Through the plan, shareholders can automatically reinvest their cash dividends in shares of Fluor common stock. A minimum balance of 50 shares is required for enrollment. Optional cash investments may also be made in additional Fluor shares ranging from a minimum of $100 per month to a maximum of $10,000 per quarter. For details on the plan, contact Fluor's agent, ChaseMellon Shareholder Services (800) 813-2847.

DUPLICATE MAILINGS
Shares owned by one person but held in different forms of the same name result in duplicate mailing of shareholder information at added expense to the company. Such duplication can be eliminated only at the direction of the shareholder. Please notify ChaseMellon Shareholder Services in order to eliminate duplication.

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


46