Form 10-K405, Exhibit 13
period 1998-10-31
FLUOR CORP/DE/
filed 1999-01-22
CIK 37748

                               FLUOR CORPORATION


                              OPERATING STATISTICS

Year ended October 31,         1998     1997     1996     1995     1994     1993     1992     1991     1990     1989     1988
(IN MILLIONS)
ENGINEERING AND CONSTRUCTION
Work performed                $11,593  $12,795  $ 9,870  $ 8,379  $ 7,673  $ 7,110  $ 5,889  $ 5,792  $ 6,353  $ 5,241  $ 4,268
Revenues                       12,378   13,218   10,054    8,452    7,718    7,134    5,904    5,813    6,383    5,312    4,225
Operating profit                  242      122      320      286      259      221      191      166      135      117       51
New awards                      9,992   12,122   12,488   10,257    8,072    8,001   10,868    8,532    7,632    7,135    5,955
Backlog                       $12,645  $14,370  $15,757  $14,725  $14,022  $14,754  $14,706  $11,181  $ 9,558  $ 8,361  $ 6,659
Salaried employees             29,699   30,347   26,568   18,090   16,433   17,215   17,443   17,602   19,829   17,519   15,576
                              -------------------------------------------------------------------------------------------------


At October 31,         1998      1997      1996      1995      1994      1993      1992      1991      1990      1989      1988
(IN MILLIONS)
BACKLOG BY GROUP AND
LOCATION
Process               $ 5,345   $ 6,384   $ 4,903   $ 6,671   $ 7,668   $ 7,430   $ 6,305   $ 5,043   $ 4,434   $ 3,144   $ 2,612
                           42%       44%       31%       45%       55%       50%       43%       45%       46%       38%       39%
Industrial              4,761     5,178     6,496     4,516     3,564     3,449     3,737     4,127     3,592     4,136     3,100
                           38%       36%       41%       31%       25%       23%       25%       37%       38%       49%       47%
Power/Government        1,272     2,092     3,621     3,275     2,369     3,212     3,804     1,445     1,058       777       847
                           10%       15%       23%       22%       17%       22%       26%       13%       11%        9%       13%
Diversified Services    1,267       716       737       263       421       663       860       566       474       304       100
                           10%        5%        5%        2%        3%        5%        6%        5%        5%        4%        1%
                      -----------------------------------------------------------------------------------------------------------
Total backlog         $12,645   $14,370   $15,757   $14,725   $14,022   $14,754   $14,706   $11,181   $ 9,558   $ 8,361   $ 6,659
                          100%      100%      100%      100%      100%      100%      100%      100%      100%      100%      100%
                      ===========================================================================================================
United States         $ 5,911   $ 5,665   $ 7,326   $ 6,666   $ 6,802   $ 9,045   $10,649   $ 7,915   $ 6,724   $ 6,404   $ 5,298
                           47%       39%       46%       45%       49%       61%       72%       71%       70%       77%       80%
Asia Pacific
(includes Australia)    2,260     3,959     4,402     3,303     1,662     1,679       608       377       812       287       251
                           18%       28%       28%       23%       12%       11%        4%        3%        9%        3%        4%
EAME*                   2,023     3,828     2,677     3,088     4,387     3,178     2,389     2,174     1,345       634       494
                           16%       27%       17%       21%       31%       22%       17%       20%       14%        8%        7%
Americas                2,451       918     1,352     1,668     1,171       852     1,060       715       677     1,036       616
                           19%        6%        9%       11%        8%        6%        7%        6%        7%       12%        9%
                      -----------------------------------------------------------------------------------------------------------
Total backlog         $12,645   $14,370   $15,757   $14,725   $14,022   $14,754   $14,706   $11,181   $ 9,558   $ 8,361   $ 6,659
                          100%      100%      100%      100%      100%      100%      100%      100%      100%      100%      100%
                      ===========================================================================================================


* EAME represents Europe, Africa and the Middle East.

Year ended October 31,                          1998          1997          1996          1995          1994          1993
(IN THOUSANDS/IN THOUSANDS OF SHORT TONS)
COAL
Revenues                                     $1,127,297    $1,081,026    $  960,827    $  849,758    $  767,725    $  716,591
Operating profit                             $  172,762    $  154,766    $  134,526    $  111,033    $   95,198    $   70,680
Produced coal sold
  Steam coal                                     19,398        19,300        17,520        15,777        16,702        16,036
  Metallurgical coal                             18,210        16,343        13,571        11,633         7,133         5,156
                                             --------------------------------------------------------------------------------
  Total produced coal sold                       37,608        35,643        31,091        27,410        23,835        21,192
Purchased coal sold                                   *             *             *             *         1,284         2,302
Total employees                                   3,094         2,968         2,809         2,479         1,954         1,431
                                             --------------------------------------------------------------------------------

Year ended October 31,                              1992          1991          1990          1989          1988
(IN THOUSANDS/IN THOUSANDS OF SHORT TONS)
COAL
Revenues                                         $  696,721    $  758,481    $  865,809    $  815,558    $  783,719
Operating profit                                 $   80,281    $   60,709    $   60,241    $   51,007    $   50,375
Produced coal sold
  Steam coal                                         13,711        13,536        13,058        11,942        11,057
  Metallurgical coal                                  3,827         3,446         5,538         4,640         3,968
                                                 ------------------------------------------------------------------
  Total produced coal sold                           17,538        16,982        18,596        16,582        15,025
Purchased coal sold                                   4,402         6,578         7,989         9,300        10,038
Total employees                                       1,252         1,133         1,214         1,435         1,232
                                                 ------------------------------------------------------------------


* Amounts are immaterial.




                                     p. 20

                               FLUOR CORPORATION

                             SELECTED FINANCIAL DATA

                                              1998            1997           1996           1995           1994           1993
(IN MILLIONS, EXCEPT PER SHARE AMOUNTS)

CONSOLIDATED OPERATING RESULTS
Revenues                                   $ 13,504.8      $ 14,298.5     $ 11,015.2     $  9,301.4     $  8,485.3     $  7,850.2
Earnings from continuing
  operations before taxes                       362.6           255.3          413.2          362.2          303.3          242.2
Earnings from continuing
  operations, net                               235.3           146.2          268.1          231.8          192.4          166.8
Earnings (loss) from discontinued
  operations, net                                  --              --             --             --             --             --
Cumulative effect of change in
  accounting principle, net                        --              --             --             --             --             --
Net earnings                                    235.3           146.2          268.1          231.8          192.4          166.8

Basic earnings per share
  Continuing operations                          2.99            1.76           3.24           2.82           2.35           2.05
  Discontinued operations                          --              --             --             --             --             --
  Cumulative effect of change
   in accounting principle                         --              --             --             --             --             --
                                           --------------------------------------------------------------------------------------
Basic earnings per share                         2.99            1.76           3.24           2.82           2.35           2.05

Diluted earnings per share
  Continuing operations                          2.97            1.75           3.21           2.81           2.34           2.04
  Discontinued operations                          --              --             --             --             --             --
  Cumulative effect of change
   in accounting principle                         --              --             --             --             --             --
                                           --------------------------------------------------------------------------------------
Diluted earnings per share                 $     2.97      $     1.75     $     3.21     $     2.81     $     2.34     $     2.04

Return on average shareholders' equity           14.5%            8.7%          17.4%          17.6%          17.1%          17.4%
Cash dividends per common share            $      .80      $      .76     $      .68     $      .60     $      .52     $      .48

CONSOLIDATED FINANCIAL POSITION

Current assets                             $  2,277.2      $  2,213.4     $  1,796.8     $  1,411.6     $  1,258.4     $  1,309.1
Current liabilities                           2,495.6         1,978.2        1,645.5        1,238.6        1,021.3          930.9
                                           --------------------------------------------------------------------------------------
Working capital                                (218.4)          235.2          151.3          173.0          237.1          378.2
Property, plant and equipment, net            2,147.3         1,938.8        1,677.7        1,435.8        1,274.4        1,100.9
Total assets                                  5,019.2         4,685.3        3,951.7        3,228.9        2,824.8        2,588.9
Capitalization
  Long-term debt                                300.4           300.5            3.0            2.9           24.4           59.6
  Shareholders' equity                        1,525.6         1,741.1        1,669.7        1,430.8        1,220.5        1,044.1
                                           --------------------------------------------------------------------------------------
Total capitalization                       $  1,826.0      $  2,041.6     $  1,672.7     $  1,433.7     $  1,244.9     $  1,103.7
Percent of total capitalization
  Long-term debt                                 16.5%           14.7%            .2%            .2%           2.0%           5.4%
  Shareholders' equity                           83.5%           85.3%          99.8%          99.8%          98.0%          94.6%
Shareholders' equity per common share      $    20.19      $    20.79     $    19.93     $    17.20     $    14.79     $    12.72
Common shares outstanding at October 31          75.6            83.7           83.8           83.2           82.5           82.1

OTHER DATA

New awards                                 $  9,991.9      $ 12,122.1     $ 12,487.8     $ 10,257.1     $  8,071.5     $  8,000.9
Backlog at year end                          12,645.3        14,370.0       15,757.4       14,724.9       14,021.9       14,753.5
Capital expenditures and acquisitions *         612.9           647.4          484.5          335.1          274.8          171.5
Cash provided by operating activities      $    702.5      $    328.6     $    406.9     $    366.4     $    458.6     $    188.7


                                               1992            1991           1990           1989           1988
(IN MILLIONS, EXCEPT PER SHARE AMOUNTS)

CONSOLIDATED OPERATING RESULTS
Revenues                                    $  6,600.7      $  6,572.0     $  7,248.9     $  6,127.2     $  5,008.9
Earnings from continuing
  operations before taxes                        215.4           228.4          153.6          135.6           62.0
Earnings from continuing
  operations, net                                135.3           153.1          119.4           84.1           38.6
Earnings (loss) from discontinued
  operations, net                                (96.6)           11.0           35.2           28.6           21.6
Cumulative effect of change in
  accounting principle, net                      (32.9)             --             --             --             --
Net earnings                                       5.8           164.1          154.6          112.7           60.2

Basic earnings per share
  Continuing operations                           1.67            1.91           1.50           1.07            .49
  Discontinued operations                        (1.19)            .14            .44            .36            .28
  Cumulative effect of change
   in accounting principle                        (.41)             --             --             --             --
                                            -----------------------------------------------------------------------
Basic earnings per share                           .07            2.05           1.94           1.43            .77

Diluted earnings per share
  Continuing operations                           1.66            1.89           1.48           1.05            .48
  Discontinued operations                        (1.19)            .14            .44            .36            .27
  Cumulative effect of change
   in accounting principle                        (.40)             --             --             --             --
                                            -----------------------------------------------------------------------
Diluted earnings per share                  $      .07      $     2.03     $     1.92     $     1.41     $      .75

Return on average shareholders' equity              .6%           20.2%          23.3%          21.5%          14.2%
Cash dividends per common share             $      .40      $      .32     $      .24     $      .14     $      .02

CONSOLIDATED FINANCIAL POSITION

Current assets                              $  1,138.6      $  1,159.5     $  1,222.8     $  1,036.4     $  1,001.0
Current liabilities                              845.4           848.2          984.0          797.7          786.1
                                            -----------------------------------------------------------------------
Working capital                                  293.2           311.3          238.8          238.7          214.9
Property, plant and equipment, net             1,046.9         1,092.7          925.3          775.3          729.8
Total assets                                   2,365.5         2,421.4        2,475.8        2,154.3        2,075.7
Capitalization
  Long-term debt                                  61.3            75.7           57.6           62.5           95.0
  Shareholders' equity                           880.8           900.6          741.3          589.9          467.1
                                            -----------------------------------------------------------------------
Total capitalization                        $    942.1      $    976.3     $    798.9     $    652.4     $    562.1
Percent of total capitalization
  Long-term debt                                   6.5%            7.8%           7.2%           9.6%          16.9%
  Shareholders' equity                            93.5%           92.2%          92.8%          90.4%          83.1%
Shareholders' equity per common share       $    10.81      $    11.10     $     9.22     $     7.39     $     5.91
Common shares outstanding at October 31           81.5            81.1           80.4           79.8           79.1

OTHER DATA

New awards                                  $ 10,867.7      $  8,531.6     $  7,632.3     $  7,135.3     $  5,955.2
Backlog at year end                           14,706.0        11,181.3        9,557.8        8,360.9        6,658.6
Capital expenditures and acquisitions *          272.7           106.5          126.4          130.4           77.4
Cash provided by operating activities       $    306.1      $    219.0     $    353.1     $    265.1     $     17.7


* Excludes discontinued operations.

See Management's Discussion and Analysis on pages 23 to 28 and Notes to Consolidated Financial Statements on pages 33 to 42 for information relating to significant items affecting the results of operations.



                                     p. 22

                               FLUOR CORPORATION

Management's Discussion and Analysis

                                     M D & A

The following discussion and analysis is provided to increase understanding of, and should be read in conjunction with, the consolidated financial statements and accompanying notes.

RESULTS OF OPERATIONS

The company currently operates in two business segments: Engineering and Construction and Coal. The Engineering and Construction segment provides design, engineering, procurement, construction, maintenance and other diversified services to clients in a broad range of industries and geographic markets on a worldwide basis. The Coal segment produces, processes and sells high-quality, low-sulfur steam coal for the electric generating industry as well as industrial customers, and metallurgical coal for the steel industry.

ENGINEERING AND CONSTRUCTION SEGMENT

Total 1998 new awards were $10.0 billion compared with $12.1 billion in 1997 and $12.5 billion in 1996. The following table sets forth new awards for each of the segment's business groups:

Year ended October 31,             1998           1997            1996
(IN MILLIONS)

      Process                     $4,477         $ 6,090         $ 4,061
                                      45%             50%             33%
      Industrial                   3,447           4,057           6,182
                                      34%             34%             49%
      Power/Government               812           1,150           1,428
                                       8%              9%             11%
      Diversified Services         1,256             825             817
                                      13%              7%              7%
                                  --------------------------------------
      Total new awards            $9,992         $12,122         $12,488
                                     100%            100%            100%
                                  ======================================
      U.S                         $5,636         $ 5,443         $ 5,749
                                      56%             45%             46%
      International                4,356           6,679           6,739
                                      44%             55%             54%
                                  --------------------------------------
      Total new awards            $9,992         $12,122         $12,488
                                     100%            100%            100%
                                  ======================================


     New awards in 1998 were lower compared with 1997, reflecting both the slowdown of the global economy, as certain clients deferred final decisions to proceed on major new capital projects, and the company's increased emphasis on improving margins through selectivity in new projects. The large size and uncertain timing of complex, international projects can create variability in the company's award pattern; consequently, future award trends are difficult to predict with certainty. Furthermore, given the current weakening global economic conditions and volatility in capital markets the company is facing a potential slowdown in new business across a variety of geographic regions and industries in 1999 and 2000.

     The Process Group's new awards in 1997 were higher than in 1998 and 1996 primarily due to the award of the $1.9 billion Yanpet project, a petrochemical complex being constructed in Saudi Arabia. The decrease in the Industrial Group's new awards in 1998 was primarily in mining and metals, partially offset by an increase in infrastructure projects. New awards in the Power/Government Group in 1998 reflect a decrease in the power sector. New awards in this Group in 1996 included the large-scale project to manage the environmental cleanup of the Department of Energy's Hanford site, a former plutonium production facility located in southeastern Washington state. The contract is for an initial five-year term with potential contract extensions for an additional five years. The work is being added to backlog annually as congressional authority to expend the funds is received. The initial authorized phase of $1 billion was recognized as a new award in 1996, representing the estimated total value of work to be performed for the entire project during 1997. In 1998 and 1997, based on the experience gained during 1997 regarding the Department of Energy's fee determination procedures for the Hanford project, the company recognized new awards of $267 million and $220 million, respectively. Such amounts represent only the company's estimated proportionate share of the total work to be performed at the Hanford site. Diversified Services new awards in 1998 increased over 1997 primarily due to the renewal of facility management service contracts for IBM at various facilities located throughout the United States. Because of the nature of the services performed by Diversified Services, the majority of this group's activities are not includable in backlog.

     Backlog at October 31, 1998, 1997 and 1996 was $12.6 billion, $14.4 billion and $15.8 billion, respectively. (See page 20 in this annual report for information relating to backlog by business group.) The decrease in total backlog is consistent with the slowing trend in new awards. Work performed on existing projects has exceeded new awards in both 1998 and 1997. The decrease in backlog from projects located outside the United States at October 31, 1998, was primarily due to work performed on international projects such as the Paiton power project in Indonesia, the Murrin Murrin mining project in Australia and the Yanpet project in Saudi Arabia. Approximately 18 percent of the company's backlog is in the Asia Pacific region, including $698 million in Australia. Due to the nature of the projects the company pursues and those included in backlog, the company has not experienced any significant disruption in ongoing project execution related to the turmoil in Asian financial markets. During 1998, turmoil in Indonesia caused a temporary disruption to work progress at several project sites. These projects are now essentially back to normal operations. Payments owed the company related to one project have been temporarily delayed. However,



                                     p. 23

                               FLUOR CORPORATION


Management's Discussion and Analysis

                                     M D & A

the company believes that all amounts due will be ultimately collected. Although backlog reflects business which is considered to be firm, cancellations or scope adjustments may occur. Backlog is adjusted to reflect any known project cancellations, deferrals, and revised project scope and cost, both upward and downward.

     Engineering and Construction revenues decreased to $12.4 billion in 1998 compared with $13.2 billion in 1997, primarily due to a decrease in the volume of work performed. Revenues in 1996 were $10.1 billion. U.S. revenues decreased in 1998, reflecting the overall reduction in work performed partially offset by continued growth within the Diversified Services Group. Revenues for the Diversified Services Group were $1.8 billion for 1998. Engineering and Construction operating profits were $242 million in 1998, $122 million in 1997 and $320 million in 1996. Operating margins for the year ended October 31, 1998, reflect a lower content of work performed on larger, more complex projects which generally carry higher margins. As discussed below, operating results for the year ended October 31, 1997, were significantly affected by several items.

     Provisions of $91.4 million for estimated losses on certain contracts were recognized in the second quarter of 1997. Approximately 75 percent of the contract provisions pertained to cost overruns on one fixed price contract for the construction of a power plant located outside the United States. Also included in the second quarter provisions were certain other projects identified to be loss contracts. None of these provisions individually exceeded $5 million. No material additional provisions related to these projects have been recorded subsequent to the second quarter of 1997. Additionally, during the second quarter of 1997, the company recorded $26.8 million in provisions for the impairment, abandonment or sale of certain project-related investments and joint ventures, and doubtful accounts receivable, none of which individually exceeded $5 million. Provisions of $21.0 million for cost overruns on two fixed price power projects, including the power project that is referenced above, were recognized in the first quarter of 1997. The company also recognized in the first quarter a credit totaling $25.0 million related to certain actuarially determined insurance accruals.

     Results for the year ended October 31, 1997, also included charges totaling $25.4 million related to implementation of certain cost reduction initiatives. These charges consisted of personnel-related costs and lease costs for excess facilities. As of October 31, 1998, substantially all of these costs have been incurred.

     The majority of the company's Engineering and Construction contracts provide for reimbursement of costs plus a fixed or percentage fee. In the highly competitive markets served by this segment, there is an increasing trend for cost-reimbursable contracts with incentive-fee arrangements and fixed or unit price contracts. In certain instances, the company has provided guaranteed completion dates and/or achievement of other performance criteria. Failure to meet schedule or performance guarantees or increases in contract costs can result in non-recoverable costs which could exceed revenues realized from the project. The company continues to focus on improving operating margins by enhancing selectivity in the projects it pursues, lowering overhead costs and improving project execution.

     The Diversified Services Group continues to contribute significantly to the Engineering and Construction segment's operating results. This Group, which includes the company's equipment sales and rental, temporary staffing, maintenance and technology services units, had operating profit of $81 million in 1998. The company is optimistic for further growth in this Group in 1999 as it capitalizes on the continued trend towards increased outsourcing, which will help balance the impact of the global economic slowdown on other Engineering and Construction business units.

     In March 1998, the company formally announced its intention to pursue options to transact its equipment sales and rental unit, American Equipment Company (AMECO). In October 1998, because market conditions for the sale deteriorated rapidly, the company decided to retain ownership of AMECO and continue with efforts to expand its market position.

     The Engineering and Construction segment made no significant acquisitions during 1998. In December 1996, TRS Staffing Solutions, Inc., the company's temporary personnel services subsidiary, acquired the ConSol Group; in May 1997, AMECO acquired the SMA Companies; and, in June 1997, AMECO acquired J.W. Burress, Inc. These businesses, in addition to other smaller acquisitions, were purchased for a total of $142 million.

     All acquisitions have been accounted for under the purchase method of accounting and their results of operations have been included in the company's consolidated financial statements from the respective acquisition dates. If these acquisitions had been made at the beginning of 1997, pro forma results of operations would not have differed materially from actual results.

     In October 1998, Fluor Daniel, Inc. ("Fluor Daniel"), the company's primary engineering and construction subsidiary, entered into an agreement to sell its ownership interest in Fluor Daniel GTI, Inc. ("FD/GTI"). Under terms of the agreement, the company sold its 4,400,000 shares in FD/GTI for $8.25 per share, or $36.3 million in cash, on December 3, 1998. This transaction did not have a material impact on the company's results of operations or financial position.

     In August 1997, Fluor Daniel completed the sale of ACQUION, a global provider of supply chain management services, for $12 million in cash, resulting in a pretax gain of $7 million.



                                     p. 24

                               FLUOR CORPORATION

COAL SEGMENT

Revenues and operating profit from Coal operations in 1998 were $1.1 billion and $173 million, respectively, compared with $1.1 billion and $155 million in 1997. Revenues and operating profit in 1996 were $961 million and $135 million, respectively.

     Revenues increased $46 million in 1998 primarily due to increased sales volume of metallurgical coal, partially offset by lower steam coal prices. Metallurgical coal revenues increased 11 percent primarily due to continued higher demand by steel producers. Steam coal revenues were flat on steady volume in 1998 as compared with 1997, while steam coal prices declined approximately 3 percent as overall demand was down due to both a mild winter and summer in 1998. Gross profit increased by 15 percent and operating profit increased by 12 percent in 1998 compared with 1997, primarily due to reduced production costs and an increased proportion of higher margin metallurgical coal sales, partially offset by lower steam coal prices. The market for metallurgical coal in 1999 could be adversely affected by the impact of the global economic situation on U.S. steel producers. The company believes it is positioned to handle a market slowdown as it continues to reduce mining production costs through expansion of its surface mining capabilities and utilization of longwall mining.

     Revenues increased in 1997 compared with 1996 primarily due to increased sales volume of both metallurgical and steam coal, partially offset by lower steam coal prices. The increase in metallurgical coal revenues is primarily due to an increased market share of sales to steel producers. Steam coal market prices declined approximately 4 percent in 1997 as overall demand was down due to both a mild winter and summer in 1997. Despite lower steam coal prices, steam coal revenues increased primarily due to the addition of a number of new electric utility customers. Gross profit and operating profit both increased 15 percent in 1997 compared with 1996, primarily due to the increased sales volume of both metallurgical and steam coal and lower costs of producing both steam and metallurgical coal.

     Coal segment acquisitions in the three years ended in 1998 have been primarily focused on the purchase of additional low-sulphur coal reserves in areas adjacent to existing mine and mill operations. All acquisitions have been accounted for under the purchase method of accounting and their results of operations have been included in the company's consolidated financial statements from the respective acquisition dates. If these acquisitions had been made at the beginning of the respective year acquired, pro forma results of operations would not have differed materially from actual results.


OTHER

Net interest expense for 1998 increased compared to 1997 primarily due to an increase in short-term borrowings required to fund the company's share repurchase program and a full year of interest related to the $300 million in long-term debt issued in March 1997. The company had net interest expense in 1997 compared with net interest income in 1996 due primarily to the $300 million in long-term debt, an increase in other interest bearing liabilities and lower interest bearing assets.

     Corporate administrative and general expense for the year ended October 31, 1998, increased compared with the same period of 1997 primarily due to costs associated with the company's ongoing strategic business planning effort, executive severance and recruiting costs. These costs were partially offset by a first quarter 1998 credit of approximately $10 million related to a long-term incentive compensation plan. The company accrues for certain long-term incentive awards whose ultimate cost is dependent on attainment of various performance targets set by the Organization and Compensation Committee (the "Committee") of the Board of Directors. Under the long-term incentive compensation plan referred to above, the performance target expired, without amendment or extension by the Committee, on December 31, 1997. Corporate administrative and general expense for the year ended October 31, 1997, decreased compared with 1996 due primarily to lower accruals for stock-related and performance-based compensation plans and lower corporate overhead.

     The effective tax rate for the year ended October 31, 1998, is essentially the same as the U.S. federal statutory rate. In 1997, the effective tax rate was materially impacted by foreign-based project losses, other project-related investment losses and certain implementation costs for cost reduction initiatives incurred during the year which are not expected to receive full tax benefit. If these items are excluded for tax rate determination purposes, there is no significant difference between the effective tax rate and the U.S. federal statutory rate for the year ended October 31, 1997.

DISCONTINUED OPERATIONS

In October 1997, the company received $60 million representing a negotiated prepayment of the remaining amounts outstanding stemming from the 1994 sale of its Lead business. The amount received slightly exceeded the recorded discounted value of the receivable.

     The company has responsibility for certain environmental liabilities arising out of certain zinc mining and smelting operations formerly conducted by St. Joe Minerals Corporation ("St. Joe"), but only to the extent that such liabilities are not


                                     p. 25

                               FLUOR CORPORATION

Management's Discussion and Analysis

                                     M D & A


covered by St. Joe's comprehensive general liability insurance. The company does not expect that any matter currently identified will have a material effect on its results of operations, financial position or cash flows.

FINANCIAL POSITION AND LIQUIDITY

The increase in cash provided by operating activities in 1998, compared with 1997 and 1996, is primarily due to a net decrease in operating assets and liabilities (excluding the effects of business acquisitions and dispositions), primarily related to a decrease in the volume of work performed on engineering and construction contracts. Changes in operating assets and liabilities vary from year to year and are affected by the mix, stage of completion and commercial terms of engineering and construction projects. Operating cash flow was also positively impacted by the receipt of a $30 million tax refund on January 30, 1998. The increase in cash utilized by investing activities in 1998 compared with 1997, is primarily attributable to monies received in 1997 from notes receivable related to the ongoing collection of deferred amounts associated with the company's 1994 sale of its Lead business. Capital expenditures increased in 1998 as compared to 1997 and 1996. Capital expenditures in the Engineering and Construction segment were primarily for AMECO and directed toward expanding the machinery and equipment rental business. Capital expenditures by the Coal operations have been directed primarily toward developing existing reserves and acquiring additional coal reserves. In 1998 and 1997, financing activities included cash generated from short-term and long-term borrowings, respectively, which was used to fund operating working capital, capital expenditures and the company's share repurchase program.

     The long-term debt to capitalization ratio at October 31, 1998, was 16.5 percent compared with 14.7 percent at October 31, 1997.

     The company has on hand and access to sufficient sources of funds to meet its anticipated operating needs. Significant short- and long-term lines of credit are maintained with banks which, along with cash on hand, provide adequate operating liquidity. Liquidity is also provided by the company's commercial paper program under which there was $245 million outstanding at October 31, 1998, compared with $62 million at October 31, 1997. During 1998, the company expanded both its revolving credit facility and its commercial paper program from $250 million to $400 million. In December 1998, the company further increased this facility to $600 million. The company is currently in a negative working capital position due to the significant short-term borrowings outstanding as a result of its share repurchase program. The company anticipated using the after-tax proceeds from its proposed sale of AMECO to repay such borrowings. Despite the decision to terminate the sale of AMECO, the company believes it will have adequate funds from operations or other sources to service its debt as well as support its operating needs.

     During December 1996, the company filed a shelf registration statement with the Securities and Exchange Commission for the sale of up to $400 million of debt securities. In March 1997, $300 million of 6.95 percent senior notes due March 1, 2007, were issued under this filing. Proceeds were used primarily to fund operating working capital and capital expenditures. In addition, the company utilized proceeds from the debt offering to continue its share repurchase program initiated in February 1997.

     During 1998, the company purchased 8.3 million shares of its common stock for a total of $379 million. In 1997, the company repurchased .6 million shares of its common stock for a total of $34 million.

     Cash dividends decreased to $63.5 million ($.80 per share) in 1998 from $63.8 million ($.76 per share) in 1997 as a result of lower shares outstanding resulting from the company's share repurchase program. Cash dividends in 1996 were $56.8 million ($.68 per share).

     Although the company is affected by inflation and the cyclical nature of the industry, its engineering and construction operations are generally protected by the ability to fix costs at the time of bidding or to recover cost increases in most contracts. Coal operations produce a commodity which is internationally traded at prices established by market factors outside the control of the company. However, commodity prices generally tend over the long term to correlate with inflationary trends, and the company's substantial coal reserves provide a hedge against the long-term effects of inflation. Although the company has taken actions to reduce its dependence on external economic conditions, management is unable to predict with certainty the amount and mix of future business.

FINANCIAL INSTRUMENTS

     During the fourth quarter of 1998, the company entered into a forward purchase contract for 1,850,000 shares of its common stock at a price of $49 per share. The contract matures in October 1999 and gives the company a choice of settlement method. This contract effectively incorporates and extends a number of prior contracts originally entered into during the third quarter of 1998 as part of the company's then ongoing share repurchase program.

     The company's investment securities and substantially all of its debt instruments carry fixed rates of interest over their respective maturity terms. The company does not currently use derivatives, such as swaps, to alter the interest characteristics of


                                     P. 26

                               FLUOR CORPORATION

its investment securities or its debt instruments. The company's exposure to interest rate risk on its $300 million senior notes, due in 2007, is not material given the company's strong balance sheet and creditworthiness which provides the ability to refinance.

     The company utilizes forward exchange contracts to hedge foreign currency transactions entered into in the ordinary course of business and not to engage in currency speculation. At October 31, 1998 and 1997, the company had forward foreign exchange contracts of less than eighteen months duration, to exchange principally Australian Dollars, Korean Won, Dutch Guilders and German Marks for U.S. Dollars. In addition, the company has a forward foreign currency contract to exchange U.S. Dollars for British Pounds Sterling to hedge annual lease commitments which expire in 1999. The total gross notional amount of these contracts at October 31, 1998 and 1997 was $106 million and $78 million, respectively. Forward contracts to purchase foreign currency represented $102 million and $74 million and forward contracts to sell foreign currency represented $4 million and $4 million, at October 31, 1998 and 1997, respectively.

THE YEAR 2000 ISSUE -- READINESS DISCLOSURE

The Year 2000 issue is the result of computer systems and other equipment with processors that use only two digits to identify a year rather than four. If not corrected, many computer applications and date sensitive equipment could fail or create erroneous results before, during and after the Year 2000. The company utilizes information technology ("IT") systems such as computer networking systems and non-IT devices, which may contain embedded circuits such as building security equipment. Both IT systems and non-IT devices are subject to potential failure due to the Year 2000 issue.

     The company has developed and implemented a plan to achieve year 2000 readiness (the "Y2K Program"). The Y2K Program is coordinated at the corporate level and is implemented by teams in the company's operating units throughout the world. The Y2K Program has been implemented in the following phases: (1) identification and assessment of all critical computer systems and equipment requiring modification or replacement; (2) remediation or replacement and testing of modifications to critical items; and (3) development of contingency and business continuity plans to mitigate the effect of any system or equipment failure to the company's operations and systems and equipment provided to its clients arising from the Year 2000 issue. The company is monitoring the Year 2000 efforts of its equity affiliates and joint venture partners. Progress reports on the Y2K Program are presented regularly to the company's senior management and periodically to the Audit Committee of the company's Board of Directors.

     The Year 2000 issue could affect the systems, transaction processing, computer applications and devices used by the company to operate and monitor all major aspects of its business, including financial systems, marketing services, proprietary engineering and procurement systems and technical reference databases. With respect to business systems, such as general ledgers, human resources and payroll and field accounting software, phases (1) and (2) of the Y2K Program are expected to be completed by March 1999. Operating software, network capabilities and hardware are being addressed via upgrades. Approximately 40% of the company's current systems will be retired. Completion of the upgrade process is expected by June 1999. A standard compliance process is being used to certify Year 2000 compliance with vendors of purchased software. The majority of the company's engineering software has been remediated and tested, and is believed to be Year 2000 ready.

     Remediation/replacement and testing of (1) the company's mission critical systems and equipment in use at the company's project sites is expected to be completed by June 1999; (2) mission critical systems and equipment in use at the company's coal preparation plants are expected to be Year 2000 ready by June 1999 and (3) mission critical site specific systems and equipment located at the company's Department of Energy projects are expected to be completed in March 1999. Mission critical items are those that might have a significant adverse effect in one or more of the following areas: safety, environmental, legal or financial exposure and company credibility and image.

     With respect to systems and equipment provided to clients, the company does not control the upgrades, additions and/or changes made by its clients, or by others for its clients to those systems and equipment. Accordingly, the company does not provide any assurances, nor current information about Year 2000 capabilities, nor potential Year 2000 problems, with respect to past projects. Each project is performed under an agreement with the company's client. Those agreements specifically outline the extent of the company's obligations and warranties and the limitations that may apply.

     Regarding current projects, the company is currently evaluating those projects for Year 2000 readiness and determining whether or not any additional action is required. The company relies directly and indirectly on external systems utilized by its suppliers and on equipment and materials provided by those suppliers and used for the company's business. The company has established a procedure for reviewing Year 2000 compliance by each of its suppliers. As part of that process, the company has identified critical suppliers and is currently assessing the level of compliance for each. Actions include the review of

                                     p.27

                               FLUOR CORPORATION

Management's Discussion and Analysis

                                     M D & A


remediation and testing of specific equipment and suppliers' corporate Year 2000 progress, and confirmation of electronic exchange formats. The company requires its suppliers to certify and guarantee Year 2000 compliance of their systems and equipment provided. Given the number of suppliers utilized by the company, compliance assessment is ongoing. Although initial reviews indicate that Year 2000 compliance by the company's suppliers should not have a material adverse affect on the company's operations, there can be no assurance that suppliers will resolve all Year 2000 issues with their systems and equipment in a timely manner.

     The company uses both internal and external resources in its Y2K Program. The company has estimated that to date it has spent approximately $7.5 million to $8.5 million on the Year 2000 issue. It anticipates spending an additional $6.1 million to $7.4 million. This estimate was derived utilizing numerous assumptions, including the assumption that the company has already identified its most significant Year 2000 issues and that plans of its third party suppliers will be fulfilled in a timely manner without cost to the company. These costs are the company's best estimate given other ongoing systems initiatives (such as the migration to Windows NT and related hardware upgrades). However, there can be no guarantee that these assumptions are accurate, and actual results could differ materially from those anticipated.

     The company is developing contingency plans to address the Year 2000 issues that may pose a significant risk to its ongoing operations and existing projects. Such plans will include the implementation of alternate procedures to compensate for any system and equipment malfunctions or deficiencies with the company's internal systems and equipment, with systems and equipment utilized at the company's project sites and with systems and equipment provided to clients. During the remediation phase of the internal business systems, the company has been and will be evaluating potential failures and attempt to develop responses in a timely manner. However, there can be no assurance that any contingency plans implemented by the company would be adequate to meet the company's needs without materially impacting its operations, that any such plan would be successful or that the company's results of operations would not be materially and adversely affected by the delays and inefficiencies inherent in conducting operations in an alternative manner.

     The company's Y2K Program is subject to a variety of risks and uncertainties some of which are beyond the company's control. Those risks and uncertainties include, but are not limited to, availability of qualified computer personnel, the Year 2000 readiness of third parties and the Year 2000 compliance of systems and equipment provided by suppliers. No assurance can be given that the company will achieve Year 2000 readiness. Further, there is the possibility that significant litigation may occur due to business and equipment failures caused by the Year 2000 issue. It is uncertain whether, or to what extent, the company may be affected by such litigation. The failure of the company, its clients (including governmental agencies), suppliers of computer systems and equipment, joint venture partners and other third parties upon whom the company relies, to achieve Year 2000 readiness could materially and adversely affect the company's results from operations.

EURO CONVERSION

The Euro was introduced on January 1, 1999, at which time the conversion rates between legacy currencies and the Euro were set for 11 participating EMU member countries. However, the legacy currencies in those countries will continue to be used as legal tender through January 1, 2002. Thereafter, the legacy currencies will be canceled and Euro bills and coins will be used in the 11 participating countries.

     Transition to the Euro creates a number of issues for the company. Business issues that must be addressed include pricing policies and ensuring the continuity of business and financial contracts. Finance and accounting issues include the conversion of accounting systems, statutory records, tax books and payroll systems to the Euro, as well as conversion of bank accounts and other treasury and cash management activities.

     The company has addressed, and is continuing to address, these transition issues. The company does not anticipate that the transition to the Euro will have a significant impact on its results of operations, financial position or cash flows.

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

     In June 1998, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities" (SFAS No. 133). SFAS No. 133 establishes new standards for recording derivatives in interim and annual financial statements. This statement is effective for the Company's fiscal year 2000. Because of the Company's minimal use of derivatives, management does not anticipate that the adoption of the new statement will have a significant impact on the results of operations or the financial position of the Company.

                                      p.28

                               FLUOR CORPORATION

                                  Consolidated
                                  BALANCE SHEET

At October 31,                                                                    1998           1997
(IN THOUSANDS)
ASSETS
------
CURRENT ASSETS
Cash and cash equivalents                                                      $   340,544    $   299,324
Marketable securities                                                                   --         10,089
Accounts and notes receivable                                                      959,416        917,604
Contract work in progress                                                          596,983        691,395
Inventories                                                                        198,645        175,448
Deferred taxes                                                                      81,155         58,039
Other current assets                                                                64,108         61,487
Net assets held for sale                                                            36,300             --
                                                                               --------------------------
Total current assets                                                             2,277,151      2,213,386
                                                                               --------------------------
PROPERTY, PLANT AND EQUIPMENT
Land                                                                                69,779         70,571
Buildings and improvements                                                         352,653        341,260
Machinery and equipment                                                          2,012,539      1,761,275
Mining properties and mineral rights                                               788,978        729,458
Construction in progress                                                            56,282         37,541
                                                                               --------------------------
                                                                                 3,280,231      2,940,105
Less accumulated depreciation, depletion and amortization                        1,132,923      1,001,315
                                                                               --------------------------
Net property, plant and equipment                                                2,147,308      1,938,790
                                                                               --------------------------
OTHER ASSETS
Goodwill, net of accumulated amortization of $33,766
  and $28,399, respectively                                                        139,091        158,399
Investments                                                                        137,562         96,549
Other                                                                              318,096        278,216
                                                                               --------------------------
Total other assets                                                                 594,749        533,164
                                                                               --------------------------
                                                                               $ 5,019,208    $ 4,685,340
                                                                               ==========================
LIABILITIES AND SHAREHOLDERS' EQUITY
------------------------------------
CURRENT LIABILITIES
Trade accounts and notes payable                                               $   972,096    $   858,187
Commercial paper and loan notes                                                    428,458         81,886
Advance billings on contracts                                                      546,816        525,518
Accrued salaries, wages and benefit plan liabilities                               324,412        303,490
Other accrued liabilities                                                          223,596        208,987
Current portion of long-term debt                                                      176            116
                                                                               --------------------------
Total current liabilities                                                        2,495,554      1,978,184
                                                                               --------------------------
LONG-TERM DEBT DUE AFTER ONE YEAR                                                  300,428        300,508

NONCURRENT LIABILITIES
Deferred taxes                                                                     105,515         66,739
Other                                                                              592,102        598,859
                                                                               --------------------------
Total noncurrent liabilities                                                       697,617        665,598
                                                                               --------------------------
CONTINGENCIES AND COMMITMENTS

SHAREHOLDERS' EQUITY
Capital stock
   Preferred -- authorized 20,000,000 shares without par value, none issued
   Common -- authorized 150,000,000 shares of $.625 par value; issued and
     outstanding in 1998-- 75,572,537 shares and in 1997-- 83,748,111 shares        47,233         52,343
Additional capital                                                                 199,077        569,356
Retained earnings                                                                1,331,843      1,159,996
Unamortized executive stock plan expense                                           (22,633)       (33,441)
Cumulative translation adjustment                                                  (29,911)        (7,204)
                                                                               --------------------------
Total shareholders' equity                                                       1,525,609      1,741,050
                                                                               --------------------------
                                                                               $ 5,019,208    $ 4,685,340
                                                                               ==========================

See Notes to Consolidated Financial Statements.

                                      p.29

                               FLUOR CORPORATION

                            Consolidated Statement of
                                    EARNINGS

Year ended October 31,                             1998            1997           1996
(IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
REVENUES

Engineering and construction services          $ 12,377,476    $ 13,217,515    $ 10,054,365
Coal                                              1,127,297       1,081,026         960,827
                                               --------------------------------------------
Total revenues                                   13,504,773      14,298,541      11,015,192
                                               --------------------------------------------

COST OF REVENUES

Engineering and construction services            12,140,901      13,096,310       9,739,148
Coal                                                954,535         926,260         826,301
                                               --------------------------------------------
Total cost of revenues                           13,095,436      14,022,570      10,565,449

OTHER (INCOME) AND EXPENSES

Corporate administrative and general expense         22,598          13,230          48,120
Interest expense                                     45,277          30,758          16,051
Interest income                                     (21,164)        (23,286)        (27,646)
                                               --------------------------------------------
Total cost and expenses                          13,142,147      14,043,272      10,601,974
                                               --------------------------------------------

EARNINGS BEFORE TAXES                               362,626         255,269         413,218
INCOME TAX EXPENSE                                  127,282         109,082         145,134
                                               --------------------------------------------
NET EARNINGS                                   $    235,344    $    146,187    $    268,084
                                               ============================================



EARNINGS PER SHARE

   Basic                                       $       2.99    $       1.76    $       3.24
   Diluted                                     $       2.97    $       1.75    $       3.21
                                               ============================================

SHARES USED TO CALCULATE EARNINGS PER SHARE

   Basic                                             78,801          83,091          82,755
   Diluted                                           79,135          83,478          83,398
                                               ============================================

See Notes to Consolidated Financial Statements.


                                      p.30

                               FLUOR CORPORATION

                            Consolidated Statement of
                                   CASH FLOWS

Year ended October 31,                                                 1998         1997         1996
(in thousands)
CASH FLOWS FROM OPERATING ACTIVITIES

Net earnings                                                         $ 235,344    $ 146,187    $ 268,084
Adjustments to reconcile net earnings to cash provided
   by operating activities:
   Depreciation, depletion and amortization                            288,870      248,353      194,129
   Deferred taxes                                                       28,780       25,428       12,631
   Provisions for impairment/abandonment of joint
     ventures and investments                                               --       22,962           --
   Gain on sale of business                                                 --       (7,222)          --
   Changes in operating assets and liabilities, excluding
     effects of business acquisitions/dispositions                     168,576      (67,224)     (60,353)
   Other, net                                                          (19,051)     (39,860)      (7,632)
                                                                     -----------------------------------
Cash provided by operating activities                                  702,519      328,624      406,859
                                                                     -----------------------------------

CASH FLOWS FROM INVESTING ACTIVITIES

Capital expenditures                                                  (600,933)    (466,202)    (392,436)
E&C businesses acquired                                                     --     (141,718)     (87,085)
Coal businesses and reserves acquired                                  (12,004)     (39,482)      (5,010)
Purchase of marketable securities                                           --           --      (67,069)
Proceeds from sales and maturities of marketable securities             10,089       59,289      134,496
Investments, net                                                       (20,745)      (9,275)       3,991
Proceeds from sale of property, plant and equipment                    125,493       50,996       29,486
Collection of notes receivable                                              --       77,496       11,072
Contributions to deferred compensation trust                           (21,365)     (43,026)          --
Net assets held for sale, including cash                               (26,375)          --           --
Proceeds from sale of business                                              --       11,992           --
Other, net                                                             (17,477)     (12,041)     (23,771)
                                                                     -----------------------------------
Cash utilized by investing activities                                 (563,317)    (511,971)    (396,326)
                                                                     -----------------------------------

CASH FLOWS FROM FINANCING ACTIVITIES

Cash dividends paid                                                    (63,497)     (63,750)     (56,830)
Payments on long-term debt                                                (285)      (8,378)     (42,456)
Increase in short-term borrowings, net                                 341,809       21,692       26,109
Increase in long-term borrowings                                            --      304,097           --
Stock options exercised                                                  9,935       16,007       17,351
Purchases of common stock                                             (378,979)     (33,924)          --
Other, net                                                              (6,965)         (37)        (677)
                                                                     -----------------------------------
Cash (utilized) provided by financing activities                       (97,982)     235,707      (56,503)
                                                                     -----------------------------------
Increase (decrease) in cash and cash equivalents                        41,220       52,360      (45,970)
Cash and cash equivalents at beginning of year                         299,324      246,964      292,934
                                                                     -----------------------------------
Cash and cash equivalents at end of year                             $ 340,544    $ 299,324    $ 246,964
                                                                     ===================================

See Notes to Consolidated Financial Statements.



                                     p. 31

                               FLUOR CORPORATION

                            Consolidated Statement of
                              SHAREHOLDERS' EQUITY

                                                                                                                Unamortized
                                                                                                                 Executive
                                                       Common Stock             Additional       Retained        Stock Plan
                                                  Shares           Amount         Capital        Earnings         Expense
(IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
BALANCE AT OCTOBER 31, 1995                          83,165     $    51,978     $   538,503     $   866,305     $   (26,865)
                                                ============================================================================

Net earnings                                             --              --              --         268,084              --
Cash dividends ($.68 per share)                          --              --              --         (56,830)             --
Exercise of stock options, net                          466             291          17,060              --              --
Stock option tax benefit                                 --              --           3,977              --              --
Amortization of executive stock plan expense             --              --              --              --           5,723
Issuance of restricted stock, net                       160             100          11,084              --         (11,396)
Tax benefit from reduction of valuation
   allowance for deferred tax assets                     --              --           2,413              --              --
Translation adjustment
   (net of deferred taxes of $1,019)                     --              --              --              --              --
                                                ----------------------------------------------------------------------------
BALANCE AT OCTOBER 31, 1996                          83,791          52,369         573,037       1,077,559         (32,538)
                                                ============================================================================


Net earnings                                             --              --              --         146,187              --
Cash dividends ($.76 per share)                          --              --              --         (63,750)             --
Exercise of stock options, net                          415             260          15,747              --              --
Stock option tax benefit                                 --              --           3,528              --              --
Amortization of executive stock plan expense             --              --              --              --           8,183
Issuance of restricted stock, net                       161             101           9,006              --          (9,086)
Purchases of common stock                              (619)           (387)        (33,537)             --              --
Tax benefit from reduction of valuation
   allowance for deferred tax assets                     --              --           1,575              --              --
Translation adjustment
   (net of deferred taxes of $3,867)                     --              --              --              --              --
                                                ----------------------------------------------------------------------------
BALANCE AT OCTOBER 31, 1997                          83,748          52,343         569,356       1,159,996         (33,441)
                                                ============================================================================

Net earnings                                             --              --              --         235,344              --
Cash dividends ($.80 per share)                          --              --              --         (63,497)             --
Exercise of stock options, net                          268             167           9,768              --              --
Stock option tax benefit                                 --              --           2,425              --              --
Amortization of executive stock plan expense             --              --              --              --           7,343
Issuance of restricted stock, net                      (144)            (90)         (8,680)             --           3,465
Purchases of common stock                            (8,299)         (5,187)       (373,792)             --              --
Translation adjustment
   (net of deferred taxes of $14,439)                    --              --              --              --              --
                                                ----------------------------------------------------------------------------
BALANCE AT OCTOBER 31, 1998                          75,573     $    47,233     $   199,077     $ 1,331,843     $   (22,633)
                                                ============================================================================



                                                Cumulative
                                                Translation
                                                Adjustment         Total
(IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
BALANCE AT OCTOBER 31, 1995                     $       893     $ 1,430,814
                                                ===========================

Net earnings                                             --         268,084
Cash dividends ($.68 per share)                          --         (56,830)
Exercise of stock options, net                           --          17,351
Stock option tax benefit                                 --           3,977
Amortization of executive stock plan expense             --           5,723
Issuance of restricted stock, net                        --            (212)
Tax benefit from reduction of valuation
   allowance for deferred tax assets                     --           2,413
Translation adjustment
   (net of deferred taxes of $1,019)                 (1,594)         (1,594)
                                                ---------------------------
BALANCE AT OCTOBER 31, 1996                            (701)      1,669,726
                                                ===========================


Net earnings                                             --         146,187
Cash dividends ($.76 per share)                          --         (63,750)
Exercise of stock options, net                           --          16,007
Stock option tax benefit                                 --           3,528
Amortization of executive stock plan expense             --           8,183
Issuance of restricted stock, net                        --              21
Purchases of common stock                                --         (33,924)
Tax benefit from reduction of valuation
   allowance for deferred tax assets                     --           1,575
Translation adjustment
   (net of deferred taxes of $3,867)                 (6,503)         (6,503)
                                                ---------------------------
BALANCE AT OCTOBER 31, 1997                          (7,204)      1,741,050
                                                ===========================

Net earnings                                             --         235,344
Cash dividends ($.80 per share)                          --         (63,497)
Exercise of stock options, net                           --           9,935
Stock option tax benefit                                 --           2,425
Amortization of executive stock plan expense             --           7,343
Issuance of restricted stock, net                        --          (5,305)
Purchases of common stock                                --        (378,979)
Translation adjustment
   (net of deferred taxes of $14,439)               (22,707)        (22,707)
                                                ---------------------------
BALANCE AT OCTOBER 31, 1998                     $   (29,911)    $ 1,525,609
                                                ===========================

See Notes to Consolidated Financial Statements.

                                     p. 32

                               FLUOR CORPORATION

                                      NOTES
                      to Consolidated Financial Statements

MAJOR ACCOUNTING POLICIES

Principles of Consolidation

The financial statements include the accounts of the company and its subsidiaries. The equity method of accounting is used for investment ownership ranging from 20 percent to 50 percent. Investment ownership of less than 20 percent is accounted for on the cost method. All significant intercompany transactions of consolidated subsidiaries are eliminated. Certain 1997 and 1996 amounts have been reclassified to conform with the 1998 presentation.

Use of Estimates

The preparation of the financial statements of the company requires management to make estimates and assumptions that affect reported amounts. These estimates are based on information available as of the date of the financial statements. Therefore, actual results could differ from those estimates.

Engineering and Construction Contracts

The company recognizes engineering and construction contract revenues using the percentage-of-completion method, based primarily on contract costs incurred to date compared with total estimated contract costs. Customer-furnished materials, labor and equipment, and in certain cases subcontractor materials, labor and equipment, are included in revenues and cost of revenues when management believes that the company is responsible for the ultimate acceptability of the project. Contracts are segmented between types of services, such as engineering and construction, and accordingly, gross margin related to each activity is recognized as those separate services are rendered. Changes to total estimated contract costs or losses, if any, are recognized in the period in which they are determined. Revenues recognized in excess of amounts billed are classified as current assets under contract work in progress. Amounts billed to clients in excess of revenues recognized to date are classified as current liabilities under advance billings on contracts. The company anticipates that substantially all incurred costs associated with contract work in progress at October 31, 1998 will be billed and collected in 1999.


Depreciation, Depletion and Amortization

Additions to property, plant and equipment are recorded at cost. Assets other than mining properties and mineral rights are depreciated principally using the straight-line method over the following estimated useful lives: buildings and improvements -- three to 50 years and machinery and equipment -- two to 30 years. Mining properties and mineral rights are depleted on the units-of-production method. Leasehold improvements are amortized over the lives of the respective leases. Goodwill is amortized on the straight-line method over periods not longer than 40 years.


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

Earnings per Share

Effective November 1, 1997, the company adopted Statement of Financial Accounting Standards No. 128, "Earnings Per Share," which specifies the method of computation, presentation and disclosure for earnings per share ("EPS"). The new standard requires presentation of two EPS amounts, basic and diluted. Basic EPS is calculated by dividing net earnings by the weighted average number of common shares outstanding for the period. Diluted EPS reflects the assumed conversion of all dilutive securities, consisting of employee stock options and restricted stock, and equity forward contracts. EPS amounts for prior periods have been adjusted to conform with the provisions of the new standard.

The impact of dilutive securities in 1998 totaled 334,000 shares, 231,000 of which related to employee stock options and restricted stock. The impact of dilutive securities in 1997 and 1996 related solely to employee stock options and restricted stock.

Marketable Securities

All investment securities are considered to be available-for-sale and carried at fair value. Management determines classification at the time of purchase and reevaluates its appropriateness at each balance sheet date. The company's investments primarily include short-term, highly liquid investment grade debt securities. During 1998, the company liquidated its marketable securities portfolio. Gross realized gains and losses on sales of securities for the years ended October 31, 1998 and 1997 were not material. As of October 31, 1997, there were no material gross unrealized gains or losses as the carrying value of the security portfolio approximated fair value. The cost of securities sold is based on the specific identification method.

                                     p. 33

                               FLUOR CORPORATION

                                      NOTES
                      to Consolidated Financial Statements


Inventories

Inventories are stated at the lower of cost or market using the average cost method. Inventories comprise:

At October 31,                                1998             1997
  (IN THOUSANDS)
          Equipment for sale/rental         $ 94,179         $ 74,574
          Coal                                52,628           54,419
          Supplies and other                  51,838           46,455
                                            -------------------------
                                            $198,645         $175,448
                                            =========================


Foreign Currency

The company uses forward exchange contracts to hedge certain foreign currency transactions entered into in the ordinary course of business. The company does not engage in currency speculation. The company's forward exchange contracts do not subject the company to risk from exchange rate movements because gains and losses on such contracts offset losses and gains, respectively, on the assets, liabilities or transactions being hedged. Accordingly, the unrealized gains and losses are deferred and included in the measurement of the related foreign currency transaction. At October 31, 1998, the company had approximately $106 million of foreign exchange contracts outstanding relating to lease commitments and contract obligations. The forward exchange contracts generally require the company to exchange U.S. dollars for foreign currencies at maturity, at rates agreed to at inception of the contracts. If the counterparties to the exchange contracts (AA rated banks) do not fulfill their obligations to deliver the contracted currencies, the company could be at risk for any currency related fluctuations. The amount of any gain or loss on these contracts in 1998 and 1997 was immaterial. The contracts are of varying duration, none of which extend beyond December 2000. The company limits exposure to foreign currency fluctuations in most of its engineering and construction contracts through provisions that require client payments in U.S. dollars or other currencies corresponding to the currency in which costs are incurred. As a result, the company generally does not need to hedge foreign currency cash flows for contract work performed. The functional currency of all significant foreign operations is the local currency.

In June 1998, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities" (SFAS No. 133). SFAS No. 133 establishes new standards for recording derivatives in interim and annual financial statements. This statement is effective for the company's fiscal year 2000. Because of the company's minimal use of derivatives, management does not anticipate that the adoption of the new statement will have a significant impact on the results of operations or the financial position of the company.

Concentrations of Credit Risk

The majority of accounts receivable and all contract work in progress are from engineering and construction clients in various industries and locations throughout the world. Most contracts require payments as the projects progress or in certain cases advance payments. The company generally does not require collateral, but in most cases can place liens against the property, plant or equipment constructed or terminate the contract if a material default occurs. Accounts receivable from customers of the company's Coal operations are primarily concentrated in the steel and utility industries. The company maintains adequate reserves for potential credit losses and such losses have been minimal and within management's estimates.

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

CONSOLIDATED STATEMENT OF CASH FLOWS

Securities with maturities of 90 days or less at the date of purchase are classified as cash equivalents. Securities with maturities beyond 90 days are classified as marketable securities and are carried at fair value. The changes in operating assets and liabilities as shown in the Consolidated Statement of Cash Flows comprise:

Year ended October 31,                              1998          1997        1996
(IN THOUSANDS)
(Increase) decrease in:
  Accounts and notes receivable                   $ (84,394)   $(113,454)   $ (78,632)
  Contract work in progress                          73,575     (130,257)    (176,137)
  Inventories                                       (23,197)     (40,303)      (8,743)
  Other current assets                                 (192)     (17,028)     (18,465)
Increase in:
  Accounts payable                                  127,229      130,992      167,350
  Advance billings on contracts                      21,298       79,510       43,382
  Accrued liabilities                                54,257       23,316       10,892
                                                  -----------------------------------
Decrease (increase) in operating
   assets and liabilities                         $ 168,576    $ (67,224)   $ (60,353)
                                                  ===================================
Cash paid during the year for:
  Interest expense                                $  44,057    $  25,491    $  11,832
  Income tax payments, net                        $  52,346    $  75,967    $ 120,570



                                     p. 34

                               FLUOR CORPORATION

BUSINESS ACQUISITIONS

The following summarizes major Engineering and Construction acquisitions completed during 1997 and 1996. These acquisitions were concentrated primarily in the Diversified Services Group. There were no major Engineering and Construction acquisitions in 1998.

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

1996:

- Groundwater Technology, Inc. ("GTI"), a publicly traded company headquartered in Massachusetts, that provides detailed, scientific environmental assessment and remediation programs, as well as other environmental support services. Under the terms of the transaction, the company consummated a merger between one of its subsidiaries, Fluor Daniel Environmental Services, Inc., and GTI wherein the company acquired an approximate 55 percent interest in the newly named company, Fluor Daniel GTI, Inc. ("FD/GTI").

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

     In 1998, Massey Coal Company ("Massey") acquired coal reserves for an aggregate cost of $12 million. Massey purchased four coal mining companies during 1997 and 1996. The aggregate purchase price was $44 million and included the fair value of assets acquired, consisting of $79 million of property, plant and equipment, and mining rights, $14 million of working capital and other assets, net of other liabilities assumed of $49 million. These acquisitions, along with capital expenditures, have been directed primarily towards acquiring additional coal reserves.

     All of the above acquisitions have been accounted for under the purchase method of accounting and their results of operations have been included in the company's consolidated financial statements from the respective acquisition dates. If these acquisitions had been made at the beginning of the respective year acquired, pro forma results of operations would not have differed materially from actual results.


     From time to time, the company enters into investment arrangements, including joint ventures, that are related to its Engineering and Construction business. During 1996 through 1998, the majority of these expenditures related to ongoing investments in an equity fund that focuses on energy related projects and a number of smaller, diversified ventures.

BUSINESS DISPOSITIONS

On October 28, 1998, the company entered into an agreement to sell its ownership interest in FD/GTI. Under terms of the agreement, the company sold its 4,400,000 shares in FD/GTI for $8.25 per share, or $36.3 million in cash, on December 3, 1998. The net assets of FD/GTI have been reflected on the consolidated balance sheet at net realizable value and include $26.4 million in cash and cash equivalents. This transaction did not have a material impact on the company's results of operations or financial position.

     During 1997, the company completed the sale of ACQUION, a global provider of supply chain management services, for $12 million in cash, resulting in a pretax gain of $7 million.



                                     p. 35

                               FLUOR CORPORATION

                                      NOTES
                      to Consolidated Financial Statements


COST REDUCTION INITIATIVES

During 1997, the company recorded $25.4 million in charges related to the implementation of certain cost reduction initiatives. These charges provided for personnel and facility related costs. As of October 31, 1998, substantially all of these costs have been incurred.

INCOME TAXES

The income tax expense (benefit) included in the Consolidated Statement of Earnings is as follows:

  Year ended October 31,                  1998           1997           1996
  (IN THOUSANDS)
Current:
    Federal                             $  38,700       $ 50,906      $  94,864
    Foreign                                52,021         25,801         25,872
    State and local                         7,781          6,947         11,767
                                        ---------------------------------------
Total current                              98,502         83,654        132,503
                                        =======================================
Deferred:
    Federal                                43,369         19,972         13,081
    Foreign                               (19,295)         3,908          1,974
    State and local                         4,706          1,548         (2,424)
                                        ---------------------------------------
Total deferred                             28,780         25,428         12,631
                                        ---------------------------------------
Total income tax expense                $ 127,282       $109,082      $ 145,134
                                        =======================================

     A reconciliation of U.S. statutory federal income tax expense to the company's income tax expense on earnings is as follows:

  Year ended October 31,                         1998         1997         1996
  (IN THOUSANDS)
U.S. statutory federal
  income tax expense                           $ 126,919    $  89,344    $ 144,626
Increase (decrease) in taxes resulting from:

State and local income taxes                       7,868        5,337        9,542
Items without tax effect, net                      6,480       17,623       (1,566)
Effect of non-U.S. tax rates                       3,433       10,620        6,057
Depletion                                        (12,273)     (10,051)     (11,054)
Other, net                                        (5,145)      (3,791)      (2,471)
                                               -----------------------------------
Total income tax expense                       $ 127,282    $ 109,082    $ 145,134
                                               ===================================

Deferred taxes reflect the tax effects of differences between the amounts recorded as assets and liabilities for financial reporting purposes and the amounts recorded for income tax purposes. The tax effects of significant temporary differences giving rise to deferred tax assets and liabilities are as follows:

At October 31,                                           1998            1997
(IN THOUSANDS)
Deferred tax assets:
  Accrued liabilities not
   currently deductible                               $ 224,319       $ 224,225
  Alternative minimum tax
   credit carryforwards                                  32,505          33,419
  Translation adjustments                                19,045           4,606
  Tax basis of building in excess
   of book basis                                         16,187          16,896
  Net operating loss carryforwards
   of acquired companies                                  7,177          16,070
  Other                                                  67,379          53,996
                                                      -------------------------
Total deferred tax assets                               366,612         349,212
Valuation allowance for deferred tax assets             (71,346)        (70,840)
                                                      -------------------------
Deferred tax assets, net                                295,266         278,372
                                                      -------------------------
Deferred tax liabilities:
  Book basis of property, equipment and
   other capital costs in excess of tax basis          (254,008)       (191,846)
  Tax on unremitted non-U.S. earnings                   (15,806)        (13,484)
  Other                                                 (49,812)        (81,742)
                                                      -------------------------
Total deferred tax liabilities                         (319,626)       (287,072)
                                                      -------------------------
Net deferred tax liabilities                          $ (24,360)      $  (8,700)
                                                      =========================

     In 1997, the company acquired the SMA Companies which had net operating loss carryforwards of approximately $47 million. In 1998, the company utilized approximately $2 million of the loss carryforwards, and made an election in its consolidated federal tax return to waive approximately $23 million of losses which otherwise would have expired without future tax benefit. The remaining loss carryforwards of approximately $22 million expire in years 2004 through 2008. The utilization of such loss carryforwards is subject to stringent limitations under the Internal Revenue Code.

     The company also has alternative minimum tax credits associated with the coal business operated by Massey. These credits can be carried forward indefinitely until fully utilized.


                                     p. 36

                               FLUOR CORPORATION


     The company maintains a valuation allowance to reduce certain deferred tax assets to amounts that are more likely than not to be realized. This allowance primarily relates to the deferred tax assets established for loss carryforwards and alternative minimum tax credits. Any reductions in the allowance resulting from realization of the loss carryforwards for acquired companies will result in a reduction of goodwill.

     Residual income taxes of approximately $8 million have not been provided on approximately $20 million of undistributed earnings of certain foreign subsidiaries at October 31, 1998, because the company intends to keep those earnings reinvested indefinitely.

     United States and foreign earnings before taxes are as follows:

Year ended October 31,                  1998             1997             1996
(IN THOUSANDS)
United States                         $240,645         $231,921         $363,687
Foreign                                121,981           23,348           49,531
                                      ------------------------------------------
Total                                 $362,626         $255,269         $413,218
                                      ==========================================

RETIREMENT BENEFITS

     In February 1998, the Financial Accounting Standards Board issued Statement of Financial Accounting Standard No. 132, "Employers' Disclosures about Pensions and Other Postretirement Benefits" (SFAS No. 132). SFAS No. 132 does not change the measurement or recognition provisions of previously issued standards, but revises disclosures about pensions and other postretirement benefit plans. The company adopted SFAS No. 132 in fiscal 1998. Restatement of disclosures for the prior years has been made for comparative purposes.

     The company sponsors contributory and non-contributory defined contribution retirement and defined benefit pension plans for eligible employees. Contributions to defined contribution retirement plans are based on a percentage of the employee's compensation. Expense recognized for these plans of approximately $79 million in 1998, $84 million in 1997, and $75 million in 1996, is primarily related to domestic engineering and construction operations. Contributions to defined benefit pension plans are generally at the minimum annual amount required by applicable regulations. Payments to retired employees under these plans are generally based upon length of service and/or a percentage of qualifying compensation. The defined benefit pension plans are primarily related to international engineering and construction operations, U.S. craft employees and coal operations.

     Net periodic pension income for defined benefit pension plans includes the following components:

Year ended October 31,                       1998           1997           1996
(IN THOUSANDS)
Service cost                             $ 15,792       $ 15,301       $ 14,284
Interest cost                              24,220         23,743         22,248
Expected return on assets                 (48,236)       (44,334)       (39,712)
Amortization of transition asset           (2,196)        (2,296)        (2,453)
Amortization of prior
  service cost                                355            347            376
Recognized net actuarial gain              (1,444)        (1,288)          (204)
                                         --------       --------       --------
Net periodic pension income              $(11,509)      $ (8,527)      $ (5,461)
                                         ========       ========       ========

     The ranges of assumptions indicated below cover defined benefit pension plans in Australia, Germany, the United Kingdom, The Netherlands and the United States. These assumptions are as of each respective fiscal year-end based on the then current economic environment in each host country.

At October 31,                                        1998              1997
Discount rates                                     5.0 - 6.75%       6.5 - 8.25%
Rates of increase in compensation levels           2.5 -  4.0%       3.0 - 5.25%
Expected long-term rates of return on assets       5.0 -  9.5%       5.5 -  9.5%

     The following table sets forth the change in benefit obligation, plan assets and funded status of the company's defined benefit pension plans:

At October 31,                                    1998            1997
(IN THOUSANDS)
Change in pension benefit obligation
  Benefit obligation at beginning of year      $ 358,539       $ 319,066
  Service cost                                    15,792          15,301
  Interest cost                                   24,220          23,743
  Employee contributions                           1,775           1,731
  Currency translation                            12,454         (14,647)
  Actuarial loss                                  52,498          38,470
  Benefits paid                                  (26,412)        (25,125)
                                               -------------------------
Benefit obligation at end of year              $ 438,866       $ 358,539
                                               =========================
Change in plan assets
  Fair value at beginning of year              $ 539,814       $ 488,458
  Actual return on plan assets                    42,324          87,981
  Company contributions                            4,711           5,540
  Employee contributions                           1,775           1,731
  Currency translation                            13,807         (18,771)
  Benefits paid                                  (26,412)        (25,125)
                                               -------------------------
Fair value at end of year                      $ 576,019       $ 539,814
                                               =========================

Funded status                                  $ 137,153       $ 181,275
Unrecognized net actuarial loss (gain)            16,579         (45,054)
Unrecognized prior service cost                      601             789
Unrecognized net asset                           (11,737)        (11,941)
                                               -------------------------
Pension assets                                 $ 142,596       $ 125,069
                                               =========================

Amounts shown above at October 31, 1998 and 1997 exclude the projected benefit obligation of approximately $113 million and $109 million, respectively, and an equal amount of associated plan assets relating to discontinued operations.


                                     p. 37

                               FLUOR CORPORATION

                                      NOTES
                      to Consolidated Financial Statements


     Massey participates in multiemployer defined benefit pension plans for its union employees. Pension expense was less than $1 million in each of the years ended October 31, 1998, 1997 and 1996. Under the Coal Industry Retiree Health Benefits Act of 1992, Massey is required to fund medical and death benefits of certain beneficiaries. Massey's obligation under the Act is estimated to aggregate approximately $47 million at October 31, 1998, which will be recognized as expense as payments are assessed. The expense recorded for such benefits was $4 million in 1998, $7 million in 1997 and $2 million in 1996.

     In addition to the company's defined benefit pension plans, the company and certain of its subsidiaries provide health care and life insurance benefits for certain retired employees. The health care and life insurance plans are generally contributory, with retiree contributions adjusted annually. Service costs are accrued currently. The accumulated postretirement benefit obligation at October 31, 1998 and 1997 was determined in accordance with the current terms of the company's health care plans, together with relevant actuarial assumptions and health care cost trend rates projected at annual rates ranging from 8.5 percent in 1999 down to 5 percent in 2004 and beyond. The effect of a one percent annual increase in these assumed cost trend rates would increase the accumulated postretirement benefit obligation and the aggregate of the annual service and interest costs by approximately $14.2 million and $1.7 million, respectively. The effect of a one percent annual decrease in these assumed cost trend rates would decrease the accumulated postretirement benefit obligation and the aggregate of the annual service and interest costs by approximately $11.9 million and $1.4 million, respectively.

     Net periodic postretirement benefit cost includes the following components:

Year ended October 31,              1998          1997         1996
(IN THOUSANDS)
Service cost                     $ 3,506       $ 3,107      $ 1,672
Interest cost                      5,820         6,338        5,325
Expected return on assets             --            --           --
Amortization of prior
  service cost                       124            --           --
Recognized net actuarial
  (gain) loss                       (595)          142          430
                                 ----------------------------------
Net periodic postretirement
  benefit cost                   $ 8,855       $ 9,587      $ 7,427
                                 ==================================

     The following table sets forth the change in benefit obligation of the company's postretirement benefit plans:

At October 31,                                       1998             1997
(IN THOUSANDS)
Change in postretirement benefit obligation
  Benefit obligation at beginning of year          $ 86,187         $ 84,318
  Service cost                                        3,506            3,107
  Interest cost                                       5,820            6,338
  Employee contributions                                269              246
  Actuarial loss (gain)                               2,473           (2,921)
  Benefits paid                                      (4,280)          (4,901)
                                                   -------------------------
Benefit obligation at end of year                  $ 93,975         $ 86,187
                                                   =========================

Funded status                                      $(93,975)        $(86,187)
Unrecognized net actuarial loss                       3,195              921
Unrecognized prior service cost                       1,916            2,056
                                                   -------------------------
Accrued postretirement benefit obligation          $(88,864)        $(83,210)
                                                   =========================

     The discount rate used in determining the postretirement benefit obligation was 6.75 percent and 7.25 percent at October 31, 1998 and 1997, respectively.

     The preceding information does not include amounts related to benefit plans applicable to employees associated with certain contracts with the U.S. Department of Energy because the company is not responsible for the current or future funded status of these plans.

  FAIR VALUE OF FINANCIAL INSTRUMENTS

     The estimated fair value of the company's financial instruments are as follows:

At October 31,                                            1998                                1997
                                                Carrying          Fair             Carrying           Fair
                                                 Amount           Value             Amount            Value
(IN THOUSANDS)
Assets:
Cash and cash equivalents                       $ 340,544        $ 340,544         $ 299,324        $ 299,324
Marketable securities                                  --               --            10,089           10,089
Notes receivable including
  noncurrent portion                               41,854           48,953            39,570           45,207
Long-term investments                              57,739           60,972            52,115           53,619

Liabilities:
Commercial paper, loan
  notes and notes payable                         430,508          430,508            88,699           88,699
Long-term debt including
  current portion                                 300,604          319,654           300,624          316,024
Other noncurrent
  financial liabilities                             8,486            8,486             5,240            5,240

Off-balance sheet financial instruments:
Forward contracts to
  purchase common stock                                --          (18,793)               --               --
Foreign currency contract
  obligations                                          --            1,964                --           (1,225)
Letters of credit                                      --              720                --              841
Lines of credit                                        --            1,077                --              497


                                     p. 38

                               FLUOR CORPORATION


     Fair values were determined as follows:

     The carrying amounts of cash and cash equivalents, short-term notes receivable, commercial paper, loan notes and notes payable approximate fair value because of the short-term maturity of these instruments.

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

     Forward contracts to purchase common stock are based on the estimated cost to terminate or settle the obligation.

     Foreign currency contract obligations are estimated by obtaining quotes from brokers.

     Letters of credit and lines of credit amounts are based on fees currently charged for similar agreements or on the estimated cost to terminate or settle the obligations.

LONG-TERM DEBT

Long-term debt comprises:

At October 31,                                1998            1997
(IN THOUSANDS)
6.95% Senior Notes due March 1, 2007        $300,000        $300,000
Other notes                                      604             624
                                            --------        --------
                                             300,604         300,624
Less: Current portion                            176             116
                                            --------        --------
Long-term debt due after one year           $300,428        $300,508
                                            ========        ========

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

The company has unsecured committed revolving short-and long-term lines of credit with banks from which it may borrow for general corporate purposes up to a maximum of $400 million. Commitment and facility fees are paid on these lines. In addition, the company has $1.3 billion in short-term uncommitted lines of credit to support letters of credit, foreign currency contracts and loan notes. Borrowings under both committed and uncommitted lines of credit bear interest at prime or rates based on the London Interbank Offered Rate ("LIBOR"), domestic certificates of deposit or other rates which are mutually acceptable to the banks and the company. At October 31, 1998, no amounts were outstanding under the committed lines of credit. As of that date, $292 million of the short-term uncommitted lines of credit were used to support undrawn letters of credit and foreign exchange contracts issued in the ordinary course of business and $183 million were used for outstanding loan notes.

     The company had $245 million and $62 million in unsecured commercial paper outstanding at October 31, 1998 and 1997, respectively. The commercial paper was issued at a discount with a weighted-average effective interest rate of 5.3 percent in 1998 and 5.6 percent in 1997. Maturities of commercial paper ranged from 10 to 49 days in 1998 and 22 to 35 days in 1997. The weighted-average maturities were 16 and 12 days at October 31, 1998 and 1997, respectively. The maximum and average balances outstanding for the years ended October 31, 1998 and 1997 were $297 million and $183 million, respectively, and $212 million and $111 million, respectively, with a weighted-average interest rate of 5.6 percent in 1998 and 5.5 percent in 1997.

OTHER NONCURRENT LIABILITIES

The company maintains appropriate levels of insurance for business risks. Insurance coverages contain various deductible amounts for which the company provides accruals based on the aggregate of the liability for reported claims and an actuarially determined estimated liability for claims incurred but not reported. Other noncurrent liabilities include $64 million and $70 million at October 31, 1998 and 1997, respectively, relating to these liabilities.

STOCK PLANS

The company's executive stock plans, approved by the shareholders, provide for grants of nonqualified or incentive stock options, restricted stock awards and stock appreciation rights ("SARS"). All executive stock plans are administered by the Organization and Compensation Committee of the Board of Directors ("Committee") comprised of outside directors, none of whom are eligible to participate in the plans. Option grant prices are determined by the Committee and are established at the fair value of the company's common stock at the date of grant. Options and SARS normally extend for 10 years and become exercisable over a vesting period determined by the Committee, which is generally in installments of 25 percent per year commencing one year from the date of grant. During 1998, the company issued 1,696,420 options and 1,502,910 SARS that vest over three to four year periods and expire in five years. The majority of these awards have accelerated vesting


                                     p. 39

                               FLOUR CORPORATION
                                      NOTES
                      to Consolidated Financial Statements


provisions based on the price of the company's stock. Additionally, 189,075 nonqualified stock options and 10,925 incentive stock options were issued, with 20 percent vesting upon issuance and the remaining awards vesting in installments of 20 percent per year commencing one year from the date of grant. The company issued 44,120 options in 1997 in which vesting was based on certain performance related conditions. These options expired unexercised on December 31, 1997.

     Restricted stock awards issued under the plans provide that shares awarded may not be sold or otherwise transferred until restrictions as established by the Committee have lapsed. Upon termination of employment, shares upon which restrictions have not lapsed must be returned to the company. Restricted stock issued under the plans totaled 4,500 shares and 186,390 shares in 1998 and 1997, respectively.

     Effective November 1, 1996, the company adopted Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" (SFAS No. 123). As permitted by the standard, the company has elected to continue following the guidance of APB Opinion No. 25, "Accounting for Stock Issued to Employees," for measurement and recognition of stock-based transactions with employees. During 1998, the company recognized a net credit of $9 million for performance-based stock plans. This amount includes $10 million of expenses accrued in prior years which were reversed in 1998 as a result of not achieving prescribed performance targets. Compensation cost recognized for such plans totaled less than $1 million in 1997 and $19 million in 1996. Under APB Opinion No. 25, no compensation cost is recognized for the option plans where vesting provisions are based only on the passage of time. Had the company recorded compensation expense using the accounting method recommended by SFAS No. 123, net earnings and diluted earnings per share would have been reduced to the pro forma amounts as follows:

Year ended October 31,                             1998               1997
(IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
Net earnings:               As Reported         $   235,344        $   146,187
                              Pro Forma             218,958            143,663

Diluted earnings per share: As Reported         $      2.97        $      1.75
                              Pro Forma                2.77               1.72

     Because SFAS No. 123 is applicable only to options granted subsequent to October 31, 1995, its pro forma effect will not be fully reflected until 1999. The results above are not likely to be representative of the effects of applying SFAS No. 123 on reported net earnings or loss for future years as these amounts reflect the expense for only one or two years vesting.

     The fair value of each option grant is estimated on the date of grant by using the Black-Scholes option-pricing model. The following weighted-average assumptions were used for grants in 1998 and 1997:

                                               1998                   1997
Expected option lives (years)                     5                      6
Risk-free interest rates                       5.83%                  6.30%
Expected dividend yield                        1.19%                  1.15%
Expected volatility                           29.85%                 24.58%

     The weighted-average fair value of options granted during 1998 and 1997 was $12 and $17, respectively.

     The following table summarizes stock option activity:

                                                       Weighted Average
                                         Stock          Exercise Price
                                        Options            Per Share
Outstanding at October 31, 1995         3,815,606            $ 45
                                        ---------            ----
Granted                                 1,046,700              64
Expired or canceled                       (56,010)             49
Exercised                                (466,918)             37
                                        ---------            ----
Outstanding at October 31, 1996         4,339,378              50
Granted                                   114,060              61
Expired or canceled                      (117,404)             53
Exercised                                (414,731)             39
                                        ---------            ----
Outstanding at October 31, 1997         3,921,303              51
Granted                                 1,898,420              36
Expired or canceled                      (844,664)             47
Exercised                                (267,602)             37
                                        ---------            ----
Outstanding at October 31, 1998         4,707,457            $ 47
                                        =========            ====

Exercisable at:
October 31, 1998                        3,210,580
October 31, 1997                        1,964,137
October 31, 1996                        1,536,063

At October 31, 1998, there were 2,072,380 shares available for future grant. Available for grant includes shares which may be granted as either stock options or restricted stock, as determined by the Committee under the 1996 and 1988 Fluor Executive Stock Plans.

     At October 31, 1998, there are 4,707,457 options outstanding with exercise prices between $35 and $68, with a weighted-average exercise price of $47 and a weighted-average remaining contractual life of 5.6 years; 3,210,580 of these options are exercisable with a weighted-average exercise price of $47.

LEASE OBLIGATIONS

Net rental expense amounted to approximately $94 million, $92 million, and $77 million in 1998, 1997, and 1996, respectively. The company's lease obligations relate primarily to office facilities, equipment used in connection with long-term construction contracts and other personal property.



                                     P. 40

                               FLUOR CORPORATION


     The company's obligations for minimum rentals under noncancelable leases are as follows:

 At October 31,
(IN THOUSANDS)
1999                                      $29,280
2000                                       28,955
2001                                       26,103
2002                                       21,176
2003                                       17,850
Thereafter                                $58,127

     Obligations under capital leases totaled approximately $3 million at both October 31, 1998 and 1997 and are included in other noncurrent liabilities.

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

     Financial guarantees, made in the ordinary course of business on behalf of clients and others in certain limited circumstances, are entered into with financial institutions and other credit grantors and generally obligate the company to make payment in the event of a default by the borrower. Most arrangements require the borrower to pledge collateral in the form of property, plant and equipment which is deemed adequate to recover amounts the company might be required to pay. As of October 31, 1998, the company had extended financial guarantees on behalf of certain clients and other unrelated third parties totaling approximately $28 million.

     During the fourth quarter of 1998, the company entered into a forward purchase contract for 1,850,000 shares of its common stock at a price of $49 per share. The contract matures in October 1999 and gives the company a choice of settlement method. This contract effectively incorporates and extends a number of prior contracts originally entered into during the third quarter of 1998 as part of the company's then ongoing share repurchase program.

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

OPERATIONS BY BUSINESS SEGMENT AND
GEOGRAPHICAL AREA

The Engineering and Construction segment, the company's principal operating business, includes subsidiaries that provide the design, engineering, procurement, construction, maintenance and other diversified services on a worldwide basis to an extensive range of industrial, commercial, utility, natural resources, energy and governmental clients. The Coal segment, which includes the operations of Massey, produces, processes and sells high-quality, low-sulfur steam coal for the utility industry as well as industrial customers, and metallurgical coal for the steel industry.

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


                                     p. 41

                               FLUOR CORPORATION



                                      NOTES
                      to Consolidated Financial Statements


OPERATIONS BY BUSINESS SEGMENT

                                                                                Revenues                      Operating Profit
                                                                      1998        1997       1996        1998      1997      1996
(IN MILLIONS)
Engineering and Construction                                        $12,377.5  $13,217.5   $10,054.4   $  242.3  $  122.2  $  320.0
Coal                                                                  1,127.3    1,081.0       960.8      172.8     154.8     134.5
                                                                    --------------------------------   ----------------------------

                                                                    $13,504.8  $14,298.5   $11,015.2   $  415.1  $  277.0  $  454.5
                                                                    ================================   ============================

                                                                                                          Depreciation, Depletion
                                          Identifiable Assets             Capital Expenditures               and Amortization
                                     1998        1997       1996       1998      1997        1996        1998      1997      1996
(IN MILLIONS)
Engineering and Construction       $ 2,891.8  $ 2,823.7  $ 2,213.4  $   304.5  $   199.1   $   171.6   $  138.8  $  117.0  $   88.7
Coal                                 1,790.7    1,619.4    1,384.0      296.4      267.1       220.8      150.1     131.3     105.4
Corporate                              336.7      242.2      354.3         --         --          --         --        --        --
                                   -------------------------------  --------------------------------   ----------------------------

                                   $ 5,019.2  $ 4,685.3  $ 3,951.7  $   600.9  $   466.2   $   392.4   $  288.9  $  248.3  $  194.1
                                   ===============================  ================================   ============================

OPERATIONS BY GEOGRAPHIC AREA

                                              Revenues                      Operating Profit                Identifiable Assets
                                     1998       1997       1996       1998       1997        1996        1998      1997      1996
(IN MILLIONS)
United States                      $ 8,323.6  $ 9,347.2  $ 6,783.5  $   302.6  $   255.7   $   396.5   $4,081.9  $3,789.2  $3,392.3
Europe                               1,196.2    1,420.0    1,426.6       15.3        2.3        23.6      254.7     225.1     158.4
Central and South America            1,242.2    1,109.3    1,210.0       31.7       12.2       (13.9)     256.6     210.4     145.6
Asia Pacific (includes Australia)    1,434.4    1,544.5    1,042.8       38.3       16.3        36.5      251.8     314.7     165.0
Middle East and Africa                 993.0      549.3      287.6        8.7      (22.9)        4.7       77.0      78.4      30.8
Canada                                 315.4      328.2      264.7       18.5       13.4         7.1       97.2      67.5      59.6
                                   -------------------------------  --------------------------------   ----------------------------
                                   $13,504.8  $14,298.5  $11,015.2  $   415.1  $   277.0   $   454.5   $5,019.2  $4,685.3  $3,951.7
                                   ===============================  ================================   ============================

Included in United States revenues are export sales to unaffiliated customers of $1.5 billion in 1998, $1.8 billion in 1997 and $1 billion in 1996.


The following table reconciles business segment operating profit with the earnings before taxes:

                                                    1998          1997          1996
(IN MILLIONS)
Operating profit                                  $ 415.1       $ 277.0       $ 454.5
Interest (expense) income, net                      (24.1)         (7.5)         11.6
Corporate administrative and general expense        (22.6)        (13.2)        (48.1)
Other items, net                                     (5.8)         (1.0)         (4.8)
                                                  -----------------------------------
Earnings before taxes                             $ 362.6       $ 255.3       $ 413.2
                                                  ===================================


                                     p. 42

                               FLUOR CORPORATION

                     Management's and Independent Auditors'
                                     REPORTS

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



/s/ PHILIP J. CARROLL, JR.                   /s/ JAMES O. ROLLANS
-------------------------                    -------------------------
PHILIP J. CARROLL, JR.                       JAMES O. ROLLANS

Chairman of the Board and                    Senior Vice President and
Chief Executive Officer                      Chief Financial Officer



INDEPENDENT AUDITORS

Board of Directors and Shareholders
Fluor Corporation

We have audited the accompanying consolidated balance sheet of Fluor Corporation as of October 31, 1998 and 1997, and the related consolidated statements of earnings, cash flows, and shareholders' equity for each of the three years in the period ended October 31, 1998. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Fluor Corporation at October 31, 1998 and 1997, and the consolidated results of its operations and its cash flows for each of the three years in the period ended October 31, 1998, in conformity with generally accepted accounting principles.



/s/ ERNST & YOUNG LLP
-------------------------
ORANGE COUNTY, CALIFORNIA

November 17, 1998


                                     p. 43

                               FLUOR CORPORATION

                      QUARTERLY FINANCIAL DATA (unaudited)


The following is a summary of the quarterly results of operations:

                                                 First            Second            Third           Fourth
                                                Quarter          Quarter           Quarter          Quarter
                                              -----------      -----------       -----------      -----------
(IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

1998
Revenues                                      $ 3,399,019      $ 3,282,079       $ 3,528,852      $ 3,294,823
Gross margin                                       89,740           97,188           106,876          115,533
Earnings before taxes                              84,458           83,650            96,232           98,286
Net earnings                                       54,813           54,289            62,437           63,805
Earnings per share
   Basic                                              .66              .67               .81              .85
   Diluted                                    $       .66      $       .67       $       .81      $       .84
                                              ===============================================================

1997

Revenues                                      $ 3,434,061      $ 3,185,833       $ 3,675,905      $ 4,002,742
Gross margin                                      106,774          (73,836)          108,591          134,442
Earnings (loss) before taxes                       95,625          (78,407)          102,044          136,007
Net earnings (loss)                                62,035          (70,134)           66,242           88,044
Earnings (loss) per share
   Basic                                              .75             (.84)              .80             1.06
   Diluted                                    $       .74      $      (.84)      $       .79      $      1.06
                                              ===============================================================




                                     p. 44

                               FLUOR CORPORATION


                                  Shareholders'
                                    REFERENCE


COMMON STOCK INFORMATION

At December 31, 1998, there were 75,793,796 shares outstanding and approximately 12,640 shareholders of record of Fluor's common stock.

The following table sets forth for the periods indicated the cash dividends paid per share of common stock, and the high and low sales prices of such common stock as reported in the Consolidated Transactions Reporting System.

COMMON STOCK AND DIVIDEND INFORMATION

                                                 Price Range
                       Dividends            ---------------------
                       Per Share            High              Low
Fiscal 1998
First Quarter           $    .20            39 3/4          33 15/16
Second Quarter               .20            52 1/4          37 13/16
Third Quarter                .20            51 1/2          40 11/16
Fourth Quarter               .20            46 7/8          34 5/8
                        ========
                        $    .80

Fiscal 1997
First Quarter           $    .19            71 3/4          61 5/8
Second Quarter               .19            75 7/8          49 3/4
Third Quarter                .19            61 1/2          46 1/2
Fourth Quarter               .19            62 1/2          40 1/4
                        ========
                        $    .76

FORM 10-K

A copy of the Form 10-K, which is filed with the Securities and Exchange Commission, is available at no charge upon request.

Write to:
Senior Vice President - Law and Secretary
Fluor Corporation
3353 Michelson Drive
Irvine, California 92698
(949) 975-2000

REGISTRAR AND TRANSFER AGENT

ChaseMellon Shareholder Services, L.L.C.
400 South Hope Street, Fourth Floor
Los Angeles, California 90071
and
ChaseMellon Shareholder Services, L.L.C.
85 Challenger Road
Ridgefield Park, New Jersey 07660

For change of address, lost dividends, or lost stock certificates, write or telephone:
ChaseMellon Shareholder Services, L.L.C.
P.O. Box 3315
South Hackensack, New Jersey 07606-1915
Attn: Securityholder Relations
(800) 813-2847

Requests may also be submitted via e-mail by visiting their web page at www.chasemellon.com



INDEPENDENT AUDITORS

Ernst & Young LLP
18400 Von Karman Avenue
Irvine, California 92612

ANNUAL SHAREHOLDERS' MEETING

Annual report and proxy statement are mailed on or about January 30. Fluor's annual meeting of shareholders will be held at 9:00 a.m. on March 9, 1999 at:

Hyatt Regency
17900 Jamboree Road
Irvine, California

STOCK TRADING

Fluor's stock is traded on the New York, Chicago, Pacific, Amsterdam, London and Swiss Stock Exchanges. Common stock domestic trading symbol: FLR

DIVIDEND REINVESTMENT PLAN

Fluor's Dividend Reinvestment Plan provides shareholders of record with the opportunity to conveniently and economically increase their ownership in Fluor. Through the plan, shareholders can automatically reinvest their cash dividends in shares of Fluor common stock. A minimum balance of 50 shares is required for enrollment. Optional cash investments may also be made in additional Fluor shares ranging from a minimum of $100 per month to a maximum of $10,000 per quarter. For details on the plan, contact Fluor's agent, ChaseMellon Shareholder Services at (800) 813-2847.

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

HISTORY OF STOCK DIVIDENDS AND SPLITS SINCE GOING PUBLIC IN 1950

08/23/57       20% Stock Dividend            03/22/68       2 for 1 Stock Split
12/15/61       5% Stock Dividend             05/16/69       5% Stock Dividend
03/11/63       5% Stock Dividend             03/06/70       5% Stock Dividend
03/09/64       5% Stock Dividend             03/05/71       5% Stock Dividend
03/08/65       5% Stock Dividend             03/10/72       5% Stock Dividend
02/14/66       5% Stock Dividend             03/12/73       5% Stock Dividend
03/24/66       2 for 1 Stock Split           03/11/74       3 for 2 Stock Split
03/27/67       5% Stock Dividend             08/13/79       3 for 2 Stock Split
02/09/68       5% Stock Dividend             07/18/80       2 for 1 Stock Split


                                     p. 45