Form 10-K, Exhibit 13
period 1999-10-31
FLUOR CORP/DE/
filed 2000-01-27
CIK 37748

                                                                      EXHIBIT 13

Fluor Corporation 1999 Annual Report

OPERATING STATISTICS

Year ended October 31,                                                      1999              1998              1997
---------------------------------------------------------------------------------------------------------------------
(in millions)
FLUOR DANIEL
Revenues                                                                  $ 8,403           $ 9,736           $10,180
Customer-furnished material included in revenues                            3,786             3,916             4,948
Work performed                                                            $ 8,403           $ 9,736           $10,180
Gross margin percent                                                          5.7%              4.8%              3.5%
Operating profit                                                          $   160           $   161           $    70
New awards                                                                $ 4,757           $ 8,173           $10,366
New awards gross margin percent                                               7.2%              6.0%              5.0%
Backlog                                                                   $ 6,770           $10,403           $12,269
Backlog gross margin percent                                                  4.6%              4.0%              3.2%
Salaried employees                                                         18,147            24,060            24,942

FLUOR GLOBAL SERVICES
Revenues                                                                  $ 2,931           $ 2,642           $ 3,038
Work performed                                                            $ 2,055           $ 1,857           $ 2,615
Gross margin percent                                                          9.4%             11.2%              8.7%
Operating profit                                                          $    92           $    81           $    52
New awards                                                                $ 2,032           $ 1,819           $ 1,756
New awards gross margin percent                                               7.8%              7.6%              9.6%
Backlog                                                                   $ 2,372           $ 2,242           $ 2,101
Backlog gross margin percent                                                  6.1%              6.4%              5.7%
Salaried employees                                                          6,011             5,554             5,359

BACKLOG BY STRATEGIC BUSINESS ENTERPRISE

Fluor Daniel
  Chemicals & Life Sciences                                               $ 1,964           $ 4,130           $ 4,414
                                                                               29%               40%               36%
  Oil, Gas & Power                                                          2,583             2,134             3,298
                                                                               38%               20%               27%
  Mining                                                                      657             1,890             2,931
                                                                               10%               18%               24%
  Manufacturing                                                             1,170             1,749             1,420
                                                                               17%               17%               12%
  Infrastructure                                                              396               500               206
                                                                                6%                5%                1%
---------------------------------------------------------------------------------------------------------------------
Total backlog                                                             $ 6,770           $10,403           $12,269
                                                                              100%              100%              100%
=====================================================================================================================
Fluor Global Services
  Fluor Federal Services                                                  $   710           $   781           $ 1,000
                                                                               30%               35%               48%
  Telecommunications                                                          525               135               179
                                                                               22%                6%                9%
  Operations & Maintenance                                                  1,127             1,217               827
                                                                               48%               54%               39%
  Consulting Services and Other                                                10               109                95
                                                                                -%                5%                4%
---------------------------------------------------------------------------------------------------------------------
Total backlog                                                             $ 2,372           $ 2,242           $ 2,101
                                                                              100%              100%              100%
=====================================================================================================================

TOTAL BACKLOG BY LOCATION

Year ended October 31,                          1999              1998              1997              1996              1995
-----------------------------------------------------------------------------------------------------------------------------
(in millions)
  United States                              $ 5,008           $ 5,911           $ 5,665           $ 7,326           $ 6,666
                                                  55%               47%               39%               46%               45%
  Asia Pacific (includes Australia)              998             2,260             3,959             4,402             3,303
                                                  11%               18%               28%               28%               23%
  EAME*                                        1,074             2,023             3,828             2,677             3,088
                                                  12%               16%               27%               17%               21%
  Americas                                     2,062             2,451               918             1,352             1,668
                                                  22%               19%                6%                9%               11%
-----------------------------------------------------------------------------------------------------------------------------
Total backlog                                $ 9,142           $12,645           $14,370           $15,757           $14,725
                                                 100%              100%              100%              100%              100%
                                             ================================================================================

------------
* EAME represents Europe, Africa and the Middle East.

OPERATING STATISTICS

Year ended October 31,                         1999            1998           1997            1996            1995
--------------------------------------------------------------------------------------------------------------------
(in thousands/in thousands of short tons)
COAL
Revenues                                   $1,083,030      $1,127,297     $1,081,026      $  960,827      $  849,758
Operating profit                           $  146,857      $  172,762     $  154,766      $  134,526      $  111,033
Produced coal sold
   Steam coal                                  22,916          19,398         19,300          17,520          15,777
   Metallurgical coal                          14,948          18,210         16,343          13,571          11,633
--------------------------------------------------------------------------------------------------------------------
   Total produced coal sold                    37,864          37,608         35,643          31,091          27,410
Total employees                                 3,190           3,094          2,968           2,809           2,479
--------------------------------------------------------------------------------------------------------------------

SELECTED FINANCIAL DATA

(in millions, except
per share amounts)                        1999           1998             1997          1996           1995           1994
----------------------------------------------------------------------------------------------------------------------------
CONSOLIDATED OPERATING RESULTS

Revenues                             $ 12,417.4      $ 13,504.8      $ 14,298.5     $ 11,015.2     $  9,301.4     $  8,485.3
Earnings from continuing
  operations before taxes                 185.7           362.6           255.3          413.2          362.2          303.3
Earnings from continuing
  operations, net                         104.2           235.3           146.2          268.1          231.8          192.4
Earnings (loss) from
  discontinued operations, net               --              --              --             --             --             --
Cumulative effect of change in
  accounting principle, net                  --              --              --             --             --             --
Net earnings                              104.2           235.3           146.2          268.1          231.8          192.4
Basic earnings per share
  Continuing operations                    1.38            2.99            1.76           3.24           2.82           2.35
  Discontinued operations                    --              --              --             --             --             --
  Cumulative effect of change
    in accounting principle                  --              --              --             --             --             --
----------------------------------------------------------------------------------------------------------------------------
Basic earnings per share                   1.38            2.99            1.76           3.24           2.82           2.35
Diluted earnings per share
  Continuing operations                    1.37            2.97            1.75           3.21           2.81           2.34
  Discontinued operations                    --              --              --             --             --             --
  Cumulative effect of change
    in accounting principle                  --              --              --             --             --             --
----------------------------------------------------------------------------------------------------------------------------
Diluted earnings per share           $     1.37      $     2.97      $     1.75     $     3.21     $     2.81     $     2.34
Return on average
  shareholders' equity                      6.8%           14.5%            8.7%          17.4%          17.6%          17.1%
Cash dividends per
  common share                       $      .80      $      .80      $      .76     $      .68     $      .60     $      .52

CONSOLIDATED FINANCIAL POSITION

Current assets                       $  1,910.2      $  2,277.2      $  2,213.4     $  1,796.8     $  1,411.6     $  1,258.4
Current liabilities                     2,204.3         2,495.6         1,978.2        1,645.5        1,238.6        1,021.3
----------------------------------------------------------------------------------------------------------------------------
Working capital                          (294.1)         (218.4)          235.2          151.3          173.0          237.1
Property, plant and
  equipment, net                        2,223.0         2,147.3         1,938.8        1,677.7        1,435.8        1,274.4
Total assets                            4,886.1         5,019.2         4,685.3        3,951.7        3,228.9        2,824.8
Capitalization
  Short-term debt*                        247.9           430.7            88.8           67.2           60.8           58.4
  Long-term debt                          317.5           300.4           300.5            3.0            2.9           24.4
  Shareholders' equity                  1,581.4         1,525.6         1,741.1        1,669.7        1,430.8        1,220.5
----------------------------------------------------------------------------------------------------------------------------
Total capitalization                 $  2,146.8      $  2,256.7      $  2,130.4     $  1,739.9     $  1,494.5     $  1,303.3
Total debt as a percent of
  total capitalization                     26.3%           32.4%           18.3%           4.0%           4.3%           6.4%
Shareholders' equity per
  common share                       $    20.80      $    20.19      $    20.79     $    19.93     $    17.20     $    14.79
Common shares outstanding
  at October 31                            76.0            75.6            83.7           83.8           83.2           82.5

OTHER DATA

New awards                           $  6,789.4      $  9,991.9      $ 12,122.1     $ 12,487.8     $ 10,257.1     $  8,071.5
Backlog at year end                     9,142.0        12,645.3        14,370.0       15,757.4       14,724.9       14,021.9
Capital expenditures and
  acquisitions**                          504.3           612.9           647.4          484.5          335.1          274.8
Cash provided by operating
  activities                         $    464.9      $    702.5      $    328.6     $    406.9     $    366.4     $    458.6


(in millions, except
per share amounts)                        1993             1992           1991            1990          1989
--------------------------------------------------------------------------------------------------------------
CONSOLIDATED OPERATING RESULTS
Revenues                              $  7,850.2      $  6,600.7      $  6,572.0      $  7,248.9    $  6,127.2
Earnings from continuing
  operations before taxes                  242.2           215.4           228.4           153.6         135.6
Earnings from continuing
  operations, net                          166.8           135.3           153.1           119.4          84.1
Earnings (loss) from
  discontinued operations, net                --           (96.6)           11.0            35.2          28.6
Cumulative effect of change in
  accounting principle, net                   --           (32.9)             --              --            --
Net earnings                               166.8             5.8           164.1           154.6         112.7
Basic earnings per share
  Continuing operations                     2.05            1.67            1.91            1.50          1.07
  Discontinued operations                     --           (1.19)            .14             .44           .36
  Cumulative effect of change
    in accounting principle                   --            (.41)             --              --            --
--------------------------------------------------------------------------------------------------------------

Basic earnings per share                    2.05             .07            2.05            1.94          1.43
Diluted earnings per share
  Continuing operations                     2.04            1.66            1.89            1.48          1.05
  Discontinued operations                     --           (1.19)            .14             .44           .36
  Cumulative effect of change
    in accounting principle                   --            (.40)             --              --            --
--------------------------------------------------------------------------------------------------------------
Diluted earnings per share            $     2.04      $      .07      $     2.03      $     1.92    $     1.41
Return on average
  shareholders' equity                      17.4%             .6%           20.2%           23.3%         21.5%
Cash dividends per
  common share                        $      .48      $      .40      $      .32      $      .24    $      .14

CONSOLIDATED FINANCIAL POSITION

Current assets                        $  1,309.1      $  1,138.6      $  1,159.5      $  1,222.8    $  1,036.4
Current liabilities                        930.9           845.4           848.2           984.0         797.7
--------------------------------------------------------------------------------------------------------------
Working capital                            378.2           293.2           311.3           238.8         238.7
Property, plant and
  equipment, net                         1,100.9         1,046.9         1,092.7           925.3         775.3
Total assets                             2,588.9         2,365.5         2,421.4         2,475.8       2,154.3
Capitalization
  Short-term debt*                          61.8            75.6            52.3             2.1          36.8
  Long-term debt                            59.6            61.3            75.7            57.6          62.5
  Shareholders' equity                   1,044.1           880.8           900.6           741.3         589.9
--------------------------------------------------------------------------------------------------------------
Total capitalization                  $  1,165.5      $  1,017.7      $  1,028.6      $    801.0    $    689.2
Total debt as a percent of
  total capitalization                      10.4%           13.5%           12.4%            7.5%         14.4%
Shareholders' equity per
  common share                        $    12.72      $    10.81      $    11.10      $     9.22    $     7.39
Common shares outstanding
  at October 31                             82.1            81.5            81.1            80.4          79.8

OTHER DATA

New awards                            $  8,000.9      $ 10,867.7      $  8,531.6      $  7,632.3    $  7,135.3
Backlog at year end                     14,753.5        14,706.0        11,181.3         9,557.8       8,360.9
Capital expenditures and
  acquisitions**                           171.5           272.7           106.5           126.4         130.4
Cash provided by operating
  activities                          $    188.7      $    306.1      $    219.0      $    353.1    $    265.1


* Includes commercial paper, loan notes, a note payable to affiliate, miscellaneous trade notes payable and the current portion of long-term debt.

**      Excludes discontinued operations.

        See Management's Discussion and Analysis on pages 28 to 37 and Notes to Consolidated Financial Statements on pages 42 to 53 for information relating to significant items affecting the results of operations.

MANAGEMENT'S DISCUSSION AND ANALYSIS

The following discussion and analysis is provided to increase understanding of, and should be read in conjunction with, the consolidated financial statements and accompanying notes. For purposes of reviewing this document "operating profit" is calculated as revenues less cost of revenues excluding: corporate administrative and general expense; interest expense; interest income; domestic and foreign income taxes; gain or loss on discontinued operations; the cumulative effect of a change in accounting principles; and certain other miscellaneous non-operating income and expense items which are immaterial.

RESULTS OF OPERATIONS

As a result of a strategic reorganization, during 1999 the company realigned its operating units into four business segments (which the company refers to as Strategic Business Enterprises): Fluor Daniel, Fluor Global Services, Coal and Fluor Signature Services. The Fluor Daniel segment provides design, engineering, procurement and construction services on a worldwide basis to an extensive range of industrial, commercial, utility, natural resources and energy clients. The Fluor Global Services segment, which includes American Equipment Company, TRS Staffing Solutions, Fluor Federal Services, Telecommunications, Operations & Maintenance and Consulting Services, provides outsourcing and asset management solutions to its customers. The Coal segment produces, processes and sells high-quality, low-sulfur steam coal for the utility industry as well as industrial customers, and metallurgical coal for the steel industry. Fluor Signature Services, which commenced operations on November 1, 1999, was created to provide business administration and support services for the benefit of the company and ultimately, to unaffiliated customers.

        To implement the reorganization, the company recorded a special provision of $117.2 million - see Strategic Reorganization Costs elsewhere in Management's Discussion and Analysis. The provision was not allocated to the business segments.


FLUOR DANIEL SEGMENT

Total 1999 new awards were $4.8 billion compared with $8.2 billion in 1998 and $10.4 billion in 1997. The following table sets forth new awards for each of the segment's business units:

Year ended October 31,          1999        1998        1997
------------------------------------------------------------
(in millions)
Chemicals & Life Sciences    $ 1,211     $ 3,053     $ 4,166
                                  25%         37%         40%
Oil, Gas & Power               2,599       2,302       2,814
                                  55%         28%         27%
Mining                            26         464       1,595
                                   1%          6%         15%
Manufacturing                    785       1,856       1,741
                                  16%         23%         17%
Infrastructure                   136         498          50
                                   3%          6%          1%
------------------------------------------------------------
Total new awards             $ 4,757     $ 8,173     $10,366
                                 100%        100%        100%
                            ================================
United States                $ 2,267     $ 4,112     $ 3,885
                                  47%         50%         37%
International                  2,490       4,061       6,481
                                  53%         50%         63%
------------------------------------------------------------
Total new awards             $ 4,757     $ 8,173     $10,366
                                 100%        100%        100%
                            ================================

        New awards in 1999 were lower compared with 1998, reflecting both the lingering impact of deferred capital spending by clients, primarily in the petrochemical and mining industries, and the company's continuing emphasis on greater project selectivity. The large size and uncertain timing of complex, international projects can create variability in the company's award pattern; consequently, future award trends are difficult to predict with certainty. However, given the improving global economic conditions, including significantly higher oil prices and the recent stabilizing of commodity prices, the company is optimistic about the level of new awards in 2000.

        Since 1997 the trend in new awards activity within each business unit reflects the impact of the economic conditions and operating strategies noted above. There were no individual new awards in excess of $550 million in either 1999 or 1998. New awards for the Chemicals & Life Sciences business unit in 1997 included the $1.9 billion Yanpet project, a petrochemical complex in Saudi Arabia. The Mining business unit's new awards are down significantly from 1997 primarily due to depressed commodity prices, thereby limiting new projects, as well as this unit's focus on project selectivity. The decrease in new awards in 1999 compared with 1998 and 1997 for the Manufacturing business unit is primarily the result of an increased focus on project selectivity.

    Backlog at October 31, 1999, 1998 and 1997 was $6.8 billion, $10.4 billion and $12.3 billion, respectively.

(See page 18 in this annual report for information relating to backlog by business unit.) The decrease in total backlog is consistent with the downward trend in new awards. Work performed on existing projects has exceeded new awards in both 1999 and 1998. The decrease in backlog from projects located outside the United States at October 31, 1999, resulted from work performed on international projects such as a copper and gold mine in Indonesia and the aforementioned petrochemical project in Saudi Arabia, in addition to a 39 percent decrease in international-related new awards. Although backlog reflects business which is considered to be firm, cancellations or scope adjustments may occur. Backlog is adjusted to reflect any known project cancellations, deferrals and revised project scope and cost, both upward and downward.

        Fluor Daniel revenues decreased to $8.4 billion in 1999 compared with $9.7 billion in 1998 and $10.2 billion in 1997, primarily due to a continuing decline in the volume of work performed. The decline in revenues is consistent with the downward trend in new awards, reflecting both deferred capital spending by clients as well as the company's emphasis on project selectivity. Fluor Daniel operating profit was $160 million in 1999, $161 million in 1998 and $70 million in 1997. Despite a 14 percent decline in revenues, operating margins for the year ended October 31, 1999 improved over the same period in 1998, primarily due to improved project execution. Operating results for the year ended October 31, 1997, reflect provisions totaling $118.2 million recorded for estimated losses on certain contracts and adjustments to project-related investments and accounts receivable. Results for 1997 also included charges totaling $25.4 million related to implementation of certain cost reduction initiatives.

        Results for the year ended October 31, 1999 for Fluor Daniel include a provision totaling $84 million for process design problems which arose on its Murrin Murrin Nickel Cobalt project located in Western Australia. The company anticipates recovering a portion of this amount and, accordingly, has recorded $64 million in expected insurance recoveries. The result on operating profit was a negative $20 million impact which reflects costs in excess of contract maximums and which are not otherwise recoverable from any insurance coverage. During the fourth quarter of 1999, Fluor Daniel completed a more definitive estimate of costs required to address the design problems and potential insurance recoveries. As a result of this effort, both the estimated cost and expected insurance recovery amounts discussed above include an upward revision of $20 million.

        The majority of Fluor Daniel's engineering and construction contracts provide for reimbursement of costs plus a fixed or percentage fee. In the highly competitive markets served by this segment, there is an increasing trend for cost-reimbursable contracts with incentive-fee arrangements and fixed or unit price contracts. In certain instances, Fluor Daniel has provided guaranteed completion dates and/or achievement of other performance criteria. Failure to meet schedule or performance guarantees or increases in contract costs can result in non-recoverable costs, which could exceed revenues realized from the project. Fluor Daniel continues to focus on improving operating margins by enhancing selectivity in the projects it pursues, lowering overhead costs and improving project execution.

        The Fluor Daniel segment made no significant business acquisitions during 1999, 1998 or 1997.

FLUOR GLOBAL SERVICES SEGMENT

Total 1999 new awards were $2.0 billion compared with $1.8 billion in both 1998 and 1997. The following table sets forth new awards for each of the segment's business units:

Year ended October 31,             1999      1998        1997
-------------------------------------------------------------
(in millions)
Fluor Federal Services           $  582     $  451     $  497
                                     29%        25%        28%
Telecommunications                  646         30        277
                                     32%         2%        16%
Operations & Maintenance            772      1,106        713
                                     38%        61%        41%
Consulting Services and Other        32        232        269
                                      1%        12%        15%
-------------------------------------------------------------
Total new awards                 $2,032     $1,819     $1,756
                                    100%       100%       100%
                                 ============================
United States                    $1,928     $1,524     $1,558
                                     95%        84%        89%
International                       104        295        198
                                      5%        16%        11%
-------------------------------------------------------------
Total new awards                 $2,032     $1,819     $1,756
                                    100%       100%       100%
                                 ============================

    New awards in 1999 were higher compared with 1998, as a result of an increase in telecommunications projects. New awards in 1998 were slightly higher than 1997 primarily due to the renewal of facility management service contracts for IBM at various facilities located throughout the United States. Because of the nature of the services performed by Fluor Global Services, primarily related to American Equipment Company (AMECO) and TRS Staffing Solutions, a significant portion of this segment's activities are not includable in backlog.

        Backlog at October 31, 1999, 1998 and 1997 was $2.4 billion, $2.2 billion and $2.1 billion, respectively. (See page 18 in this annual report for information relating to backlog by business unit.) The increase in total backlog is consistent with the increasing trend in new awards. The backlog of Fluor Global Services is concentrated in the United States, representing approximately 90 percent, 88 percent and 92 percent of the total backlog at the end of 1999, 1998 and 1997, respectively. Although backlog reflects business that is considered to be firm, cancellations or scope adjustments may occur. Backlog is adjusted to reflect any known project cancellations, deferrals and revised project scope and cost, both upward and downward.

        Fluor Global Services revenues increased to $2.9 billion in 1999 compared with $2.6 billion in 1998, as the result of higher revenues in its AMECO, Fluor Federal Services and Telecommunications business units. The decline in Fluor Global Services revenues from $3.0 billion in 1997 to $2.6 billion in 1998 was primarily due to a reduction in revenues related to its environmental strategies business which was phased out during 1998. Operating profit for the segment was $92 million in 1999, $81 million in 1998 and $52 million in 1997. Gross margin in 1999 declined to 9.4 percent from 11.2 percent in 1998 primarily due to the AMECO business unit, which is being adversely impacted by the increasingly competitive equipment sale and rental industry. Despite the lower gross margin, operating profit increased in 1999 compared with 1998 primarily due to the elimination of certain unprofitable operations which negatively impacted 1998. The improvement in operating results in 1998 as compared with 1997 is due primarily to losses incurred during 1997 by various unprofitable business units that were eliminated in 1998.

        The majority of Fluor Global Services' contracts provide for reimbursement of costs plus a fixed or percentage fee. Due to intense competitive market conditions, there is an increasing trend for contracts with incentive-fee arrangements or fixed or unit price contracts. In certain instances, contracts provide guaranteed completion dates and/or achievement of other performance criteria. Failure to meet schedule or performance guarantees or increases in contract costs can result in non-recoverable costs, which could exceed revenues realized from the project.

        In December 1996, TRS Staffing Solutions, the segment's temporary personnel services business unit, acquired the ConSol Group; in May 1997, AMECO acquired the SMA Companies; and, in June 1997, AMECO acquired J.W. Burress, Inc. These businesses, in addition to other smaller acquisitions, were purchased for a total of $142 million.

        All acquisitions have been accounted for under the purchase method of accounting and their results of operations have been included in the company's consolidated financial statements from the respective acquisition dates. If these acquisitions had been made at the beginning of 1997, pro forma consolidated results of operations would not have differed materially from actual results.

        In October 1998, the company entered into an agreement to sell its ownership interest in Fluor Daniel GTI, Inc. ("FD/GTI"), an environmental services company. Under terms of the agreement, the company sold its 4,400,000 shares in FD/GTI for $8.25 per share, or $36.3 million in cash, on December 3, 1998. This transaction did not have a material impact on the company's results of operations or financial position. In August 1997, the company completed the sale of ACQUION, a global provider of supply chain management services, for $12 million in cash, resulting in a pre-tax gain of $7 million.

COAL SEGMENT

Revenues and operating profit from Coal operations in 1999 were $1.08 billion and $147 million, respectively, compared with $1.13 billion and $173 million in 1998. Revenues and operating profit in 1997 were $1.08 billion and $155 million, respectively.

        Revenues decreased $44 million in 1999 compared with 1998 primarily due to the combination of a reduction in volume of the higher priced metallurgical coal and a decline in prices. Metallurgical coal volume decreased nearly 18 percent during 1999 compared with 1998. This decrease was more than offset by an increase in lower priced steam coal volume. Also contributing to the decline in coal revenues were lower realized prices for both steam and metallurgical coal. Steam coal prices declined 4 percent while metallurgical coal prices declined 2 percent. The metallurgical coal market continues to be adversely affected by steel imports from outside the United States and a weak U.S. coal export market. The imports have reduced demand for steel produced in the U.S. and thereby reduced U.S. demand for metallurgical coal, which is used in steel production. Demand is weak for U.S. coal exported to foreign markets as the U.S. Dollar remains strong and the Asian economies slowly recover from their financial crises. Additionally, the market for steam coal, which is used to fire electric-generating plants, continues to be impacted by high customer inventory levels resulting from last year's mild winter and competition from western coals, which continue to penetrate the traditional eastern coal market areas. Gross profit for the year ended October 31, 1999 is down slightly from the same period in 1998 as a result of lower metallurgical coal sales volume and lower prices for both metallurgical and steam coal. Operating profit for 1999 is lower than 1998 due to higher fixed costs, primarily depreciation, depletion and amortization, as volume levels have remained relatively flat.

        The market conditions described above have placed pressure on both the sales volume and pricing outlook for 2000. The company continues to focus on reducing mining production costs through expansion of its surface mining capabilities and utilization of longwall mining.

        Revenues increased $46 million in 1998 compared with 1997 primarily due to increased sales volume of metallurgical coal, partially offset by lower steam coal prices. Metallurgical coal revenues increased 11 percent primarily due to higher demand by steel producers. Steam coal revenues were flat on steady volume in 1998 as compared with 1997, while steam coal prices declined approximately 3 percent as overall demand was down due to both a mild winter and summer in 1998. Gross profit increased by 15 percent and operating profit increased by 12 percent in 1998 compared with 1997, primarily due to reduced production costs and an increased proportion of higher margin metallurgical coal sales, partially offset by lower steam coal prices.

        Coal segment acquisitions during the three years ended October 31, 1999 were primarily focused on the purchase of additional low-sulfur coal reserves in areas adjacent to existing mine and mill operations. All acquisitions have been accounted for under the purchase method of accounting and their results of operations have been included in the company's consolidated financial statements from the respective acquisition dates. If these acquisitions had been made at the beginning of the respective year acquired, pro forma consolidated results of operations would not have differed materially from actual results.

STRATEGIC REORGANIZATION COSTS

As noted above, during 1999 the company reorganized its engineering and construction operations. The company recorded a special provision of $117.2 million ($100.5 million after-tax) to cover direct and other reorganization related costs, primarily for personnel, facilities and asset impairment adjustments. The provision was initially recorded during the second quarter at the then estimated amount of $136.5 million ($119.8 million after-tax). Total estimated personnel costs associated with the reorganization were reduced during the fourth quarter as both the actual number of employee terminations as well as the cost per employee termination were lower than originally estimated.

        Under the reorganization plan, approximately 5,000 jobs are expected to be eliminated. The provision includes amounts for personnel costs for certain affected employees that are entitled to receive severance benefits under established severance policies or by government regulations. Additionally, outplacement services may be provided on a limited basis to some affected employees. The provision also reflects amounts for asset impairment, primarily for property, plant and equipment; intangible assets (goodwill); and certain investments. The asset impairments were recorded primarily because of the company's decision to exit certain non-strategic geographic locations and businesses. The carrying values of impaired assets were adjusted to their current market values based on estimated sale proceeds, using either discounted cash flows or contractual amounts. Lease termination costs were also included in the special provision. The company anticipates closing 15 non-strategic offices worldwide as well as consolidating and downsizing other office locations. The closure or rationalization of these facilities is expected to be substantially complete by the end of fiscal year 2000.

        As of October 31, 1999, the company has reduced headcount by approximately 5,000 employees and has closed 13 offices. The company anticipates closing two additional offices within the next six months. The special provision liability as of October 31, 1999 totaled $58.5 million. The remaining liability for personnel costs ($25.2 million) and asset impairments ($23.3 million) will be substantially utilized by April 30, 2000. The remaining liability associated with abandoned lease space ($9.7 million) will be amortized as an offset to lease expense over the remaining life of the respective leases starting on the date of abandonment.

        Overhead beginning in 2000 is expected to be reduced by approximately $100 to $120 million annually as a result of the personnel reductions and office closures.

OTHER

Net interest expense for 1999 increased by $8.4 million compared with 1998 primarily due to an increase in interest expense resulting from higher average outstanding short-term borrowings used to fund the company's share repurchase program, which was completed in 1998. In addition, interest income declined as a result of lower average cash balances outstanding during the year. Net interest expense for 1998 increased compared with 1997 primarily due to an increase in short-term borrowings required to fund the company's share repurchase program and a full year of interest related to the $300 million in long-term debt issued in March 1997.

        Corporate administrative and general expense for the year ended October 31, 1999 was $55.4 million compared with $22.6 million for the same period in 1998. The increase is due to higher stock-based compensation plan expense and an increase in consulting costs related to the development and implementation of the company's new strategic direction. Also included in corporate administrative and general expense for 1999 is approximately $8 million for the development of the company's Enterprise Resource Management system, Knowledge@Work. In addition, the year ended October 31, 1998 included a credit of approximately $10 million related to a long-term incentive compensation plan. The company accrues for certain long-term incentive awards whose ultimate cost is dependent on attainment of various performance targets set by the Organization and Compensation Committee (the "Committee") of the Board of Directors. Under the long-term incentive compensation plan referred to above, the performance target expired, without amendment or extension by the Committee, on December 31, 1997. Corporate administrative and general expense for the year ended October 31, 1998, increased as compared with 1997 due to costs associated with the company's strategic business planning effort, executive severance and recruiting costs. Also included was the $10 million credit noted above.

        The effective tax rate for year ended October 31, 1999 is significantly higher than the amount reported for the same period in 1998 primarily due to certain non-U.S. items included in the special provision which did not receive full tax benefit. The effective tax rate for the year ended October 31, 1998 was essentially the same as the U.S. federal statutory rate. In 1997, the effective tax rate was materially higher than the U.S. federal statutory tax rate primarily due to foreign-based project losses, other project-related investment losses and certain implementation costs for cost reduction initiatives incurred during the year which did not receive full tax benefit.

DISCONTINUED OPERATIONS

In October 1997, the company received $60 million representing a negotiated prepayment of the remaining amounts outstanding stemming from the 1994 sale of its Lead business. The amount received slightly exceeded the recorded discounted value of the receivable.

FINANCIAL POSITION AND LIQUIDITY

The decrease in cash provided by operating activities in 1999, compared with 1998, is primarily due to lower net earnings (adjusted for the non-cash and unexpended amounts of the special provision in 1999) and an increase in project-related operating assets and liabilities. Also contributing to the decline was an increase in inventories, for both equipment for sale/rental and coal. The increase in inventories is the result of slowing markets. The receipt of a $30 million tax refund also positively impacted operating cash flow in 1998. The increase in cash provided by operating activities in 1998, compared with 1997, is primarily due to a net decrease in operating assets and liabilities (excluding the effects of business acquisitions and dispositions), primarily related to a decrease in the volume of work performed on engineering and construction contracts, and the aforementioned tax refund. Changes in operating assets and liabilities vary from year to year and are affected by the mix, stage of completion and commercial terms of engineering and construction projects.

        Cash utilized by investing activities totaled $375.2 million in 1999 compared with $563.3 million in 1998. The decrease resulted primarily from lower capital expenditures and acquisitions, net of proceeds from the sale of property, plant and equipment. Capital expenditures in 1999 were primarily for the Fluor Global Services segment, specifically for AMECO and directed toward acquiring machinery and equipment for its rental business, and for the Coal segment, which were directed toward developing existing reserves. In addition, capital expenditures in 1999 include approximately $26 million of costs associated with Knowledge@Work. The company also completed the sale of its ownership interest in FD/GTI during 1999 and received proceeds totaling $36.3 million. The increase in cash utilized by investing activities in 1998 compared with 1997, is primarily attributable to monies received in 1997 from notes receivable related to the ongoing collection of deferred amounts associated with the company's 1994 sale of its Lead business. Capital expenditures, net of proceeds from the sale of property, plant and equipment, increased in 1998 compared with 1997, primarily in the Fluor Global Services and Coal segments. Offsetting this increase was a significant decline in acquisitions, again primarily in the Fluor Global Services and Coal segments.

        Cash utilized by financing activities totaled $220.6 million in 1999 compared with $98.0 million in 1998. During 1999 the company reduced commercial paper and loan notes by $299.2 million partially offset by the issuance of a $113.4 million note payable to an affiliate. In addition, the company became obligated with respect to $17.6 million in long-term municipal bonds. Cash utilized by financing activities totaled $98.0 million in 1998 compared with 1997 during which time the company provided cash from financing activities of $235.7 million. In 1998, the company had short-term borrowings of $341.8 million to fund its 1997/1998 share repurchase program. Under this program, the company repurchased 8.3 million shares of its common stock for a total of $379.0 million. In 1997, the company issued $300 million of 6.95 percent senior notes due March 1, 2007. Proceeds were used to fund operating working capital, capital expenditures and the company's share repurchase program. During 1997, the company purchased .6 million shares of its common stock for a total of $34 million.

        Cash dividends decreased in 1999 to $60.7 million ($.80 per share) from $63.5 million ($.80 per share) in 1998 and $63.8 million ($.76 per share) in 1997 as a consequence of the reduced number of shares outstanding that resulted from the company's share repurchase program. In December 1999, the company announced an increase in its quarterly cash dividend from $.20 per share to $.25 per share in 2000.

        The total debt to capitalization ratio at October 31, 1999, was 26.3 percent compared with 32.4 percent at October 31, 1998.

        The company has on hand and access to sufficient sources of funds to meet its anticipated operating needs. Significant short- and long-term lines of credit are maintained with banks which, along with cash on hand, provide adequate operating liquidity. Liquidity is also provided by the company's commercial paper program under which there was $113.7 million outstanding at October 31, 1999, compared with $245.5 million at October 31, 1998. In December 1998, the company expanded both its revolving credit facility and its commercial paper program from $400 million to $600 million. During January 1999, the company filed a shelf registration statement with the Securities and Exchange Commission for the sale of up to $500 million in debt securities.

        Although the company is affected by inflation and the cyclical nature of the industry, its engineering and construction operations are generally protected by the ability to fix costs at the time of bidding or to recover cost increases in most contracts. Coal operations produce a commodity that is internationally traded at prices established by market factors outside the control of the company. However, commodity prices generally tend over the long term to correlate with inflationary trends, and the company's substantial coal reserves provide a hedge against the long-term effects of inflation. Although the company has taken actions to reduce its dependence on external economic conditions, management is unable to predict with certainty the amount and mix of future business.

FINANCIAL INSTRUMENTS

In connection with its 1997/1998 share repurchase program, the company entered into a forward purchase contract for 1,850,000 shares of its common stock at a price of $49 per share. The contract matures in October 2000 and gives the company the ultimate choice of settlement option, either physical settlement or net share settlement. As of October 31, 1999, the contract settlement cost per share exceeded the current market price per share by $11.44.

        Although the ultimate choice of settlement option resides with the company, if the price of the company's common stock falls to certain levels, as defined in the contract, the holder of the contract has the right to require the company to settle the contract.

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

        The company utilizes forward exchange contracts to hedge foreign currency transactions entered into in the ordinary course of business and not to engage in currency speculation. At October 31, 1999 and 1998, the company had forward foreign exchange contracts of less than eighteen months duration, to exchange principally Australian Dollars, Canadian Dollars, Korean Won, Dutch Guilders and German Marks for U.S. Dollars. In addition, the company has a forward foreign currency contract to exchange U.S. Dollars for British Pounds Sterling to hedge annual lease commitments which expired December 1999. The total gross notional amount of these contracts at October 31, 1999 and 1998 was $124 million and $106 million, respectively. Forward contracts to purchase foreign currency represented $122 million and $102 million, and forward contracts to sell foreign currency represented $2 million and $4 million, at October 31, 1999 and 1998, respectively.

THE YEAR 2000 ISSUE -- READINESS DISCLOSURE

The Year 2000 issue is the result of computer systems and other equipment with processors that use only two digits to identify a year rather than four. If not corrected, many computer applications and date sensitive equipment could fail or create erroneous results before, during and after the Year 2000. The company utilizes information technology ("IT") systems, such as computer networking systems and non-IT devices, which may contain embedded circuits, such as those which may be found in building security equipment. Both IT systems and non-IT devices are subject to potential failure due to the Year 2000 issue.

        The company has developed and implemented a plan to achieve Year 2000 readiness (the "Y2K Program"). Progress reports on the Y2K Program are presented regularly to the company's senior management and periodically to the Audit Committee of the company's Board of Directors.

        The company identified and assigned priority to certain mission critical systems. The company defines mission critical systems as those that might have a significant adverse effect in one or more of the following areas: safety, environmental, legal or financial exposure and company credibility and image.

        The company's Y2K Program has been implemented in the following three phases: (1) Identification Phase - includes the identification and assessment of Year 2000 problems requiring systems modifications or replacements; (2) Remediation Phase - includes the remediation and testing of systems having Year 2000 problems and the identification of compliant systems' installation scheduled during 1999; and (3) Contingency Planning Phase - includes the development of contingency and business continuity plans to mitigate the effect of any system or equipment failure. The timeframe for each phase of the Y2K Program are represented in the following table:

                              Start Date         End Date
--------------------------------------------------------------
Identification Phase          Early 1996     December 31, 1998
Remediation Phase             Late 1996      October 31, 1999
Contingency Planning Phase    Late 1998      Ongoing into 2000

        As of October 31, 1999, the company's software applications are Year 2000 compliant, although a small number of systems have a November installation date to accommodate user system schedules. As of October 31, 1999, the company's hardware is Year 2000 compliant with the exception of the phone system at one business unit where a compliant system is scheduled for installation in early December. Transitioning into Year 2000, the company did not experience any material issues and all of its computer systems are operating normally. The company will continue to monitor its systems on an ongoing basis for the immediate future. As of January 13, 2000, the company has not been made aware of any Year 2000 disruptions for which it is responsible at any of its various project sites throughout the world.

        With respect to systems acquired by the company for its own account or the account of customers, the company uses standard compliance processes to certify Year 2000 compliance. The company requires that all suppliers certify and, where appropriate, guarantee that the systems and equipment they provide to the company for its own account and the account of its customers are Year 2000 compliant. In addition to requiring such certifications, the company also has completed a process of reviewing the Year 2000 compliance of critical suppliers. Actions included the review of remediation and testing of specific equipment, review of suppliers' corporate Year 2000 progress and confirmation of electronic exchange formats. Where appropriate, the company has followed up its review of supplier information with telephone interviews and on-site visits. Where a supplier has not, or cannot, satisfy the company's Year 2000 requirements, the company has sought alternate suppliers, subject to customer requirements and contract specifications. Although initial reviews and the results following the company's transition into Year 2000 indicate that Year 2000 compliance by the company's suppliers should not have a material adverse affect on the company's operations, there can be no assurance that all Year 2000 issues have been resolved in a timely manner.

        With respect to Engineering Systems, the company has retired approximately 38 percent of its engineering applications software to streamline its operations, reduce support costs and avoid costs of Year 2000 remediation. The cost of such software, to the extent originally capitalized, has been fully amortized and the company does not expect any significant write off as the result of such retirement. The implementation of compliant versions of all remaining Engineering Systems is complete, with the remediation of those remaining applications largely being addressed via upgrades.

        All Project Site Specific Systems are Year 2000 ready, including the Department of Energy's projects and the control systems in use at the company's coal plants.

        With respect to Customer Systems and current customer projects generally, the company has evaluated those systems and projects to determine whether or not any action is required to ensure Year 2000 readiness. The company has reviewed projects where it has ongoing warranty or performance obligations for Year 2000 issues. It targeted approximately 1,600 projects for additional Year 2000 assessment, all of which have been reviewed. At those projects where Year 2000 issues may exist, the company has evaluated what further action is required and any required remediation and contingency planning is complete. The company relies directly and indirectly on external systems utilized by its suppliers and on equipment and materials provided by those suppliers and used for the company's business. As discussed above, the company has implemented a procedure for reviewing Year 2000 compliance by its suppliers, which will be ongoing into year 2000.

        With respect to systems and equipment provided to clients, the company does not control the upgrades, additions and/or changes made by its clients, or by others for its clients, to those systems and equipment. Accordingly, the company does not provide any assurances, nor current information about Year 2000 capabilities, nor potential Year 2000 problems, with respect to past projects. Each project is performed under an agreement with the company's client. Those agreements specifically outline the extent of the company's obligations and warranties and the limitations that may apply.

        The company has investments in various joint ventures and has monitored the Year 2000 efforts of such joint ventures. Based on available information, the company believes business systems used in such joint ventures are Year 2000 ready.

        The company uses both internal and external resources in its Y2K Program. The company estimates that, from 1996 to date, it has spent approximately $25 million on the Year 2000 issue. It anticipates spending an additional $.6 million during the first quarter of fiscal year 2000. The estimate of additional spending was derived utilizing numerous assumptions, including the assumption that the company has already identified and completed its most significant Year 2000 issues and that plans of its third party suppliers will be fulfilled in a timely manner without cost to the company.

        The company estimates that 44 percent of the total costs incurred for the Y2K Program have been incurred to remediate systems (including software upgrades); the remaining 56 percent of the total costs incurred have been incurred to replace systems and equipment. The company estimates its direct costs for the Y2K Program (costs necessary to assess and remediate existing systems) are approximately $14 million. In addition to the direct costs of the Y2K Program, the company has accelerated its program of replacing out-of-date personal computers and operating systems, regardless of whether or not such computers and systems were Year 2000 compliant. All replacement equipment and systems are Y2K compliant. The costs associated with those replacements are estimated at $11 million. The company estimates it has spent $14 million to date and will spend an additional $.3 million in connection with replacing equipment and systems.

    The Y2K Program has been funded under the company's general IT and operating budgets. In 1999, Y2K Program costs were 11 percent of the IT budget. The Year 2000 expenditures have been and will continue to be expensed and deducted from income when incurred, except for costs incurred to acquire new software developed or obtained to replace old software which may be capitalized and amortized under generally accepted accounting principles. No significant internal systems projects were deferred due to the Y2K Program efforts. The above amounts are the company's best estimate given other systems initiatives that were ongoing irrespective of the Y2K Program (such as the migration to Windows NT and related hardware upgrades). However, there can be no guarantee that these assumptions are accurate, and actual results could differ materially from those anticipated.

        The company has developed contingency plans to address the Year 2000 issues that may pose a significant risk to its ongoing operations and existing projects, including an early warning system developed for the millennium transition. Such plans include the implementation of alternate procedures to compensate for any system and equipment malfunctions or deficiencies with the company's internal systems and equipment, with systems and equipment utilized at the company's project sites, with systems and equipment provided to clients and with systems and equipment supplied by third parties. Due to the large number of variables involved with estimating resultant lost revenues should there be a third party failure, the company cannot provide an estimate of damage if any of the scenarios were to occur. There can be no assurance that any contingency plans implemented by the company would be adequate to meet the company's needs without materially impacting its operations, that any such plan would be successful or that the company's results of operations would not be materially and adversely affected by the delays and inefficiencies inherent in conducting operations in an alternative manner.

        The company's Y2K Program is subject to a variety of risks and uncertainties, some of which are beyond the company's control. Those risks and uncertainties include, but are not limited to, the Year 2000 readiness of third parties and the Year 2000 compliance of systems and equipment provided by suppliers.

        The company believes that its most reasonably likely worst case Year 2000 scenarios would relate to problems with the systems of third parties, rather than with the company's internal systems. At this time, the company believes that risks are greatest in the area of third party system and equipment suppliers. Each of the company's locations relies on suppliers for basic utility service as well as the timely provision of project services and equipment. If the supply of such necessary services and equipment were to fail at any location, the company's operations at that location, whether consisting of engineering, design or construction activities, maintenance services or coal mining and processing, would essentially be shut down or disrupted until such services and equipment deliveries were restored. Depending on the location, the company could suffer delays in performing contracts and in otherwise fulfilling its commitments. Such delays could materially adversely impact the company's receipt of payments due from customers upon its tender of contract deliverables or upon achievement of contract milestones. The company believes that the geographical dispersion of the company's facilities mitigates the risk that such failures in any locale or at any project site will result in the simultaneous closure of, or sustained suspension of operations at, multiple company facilities or at project sites. Consequently, to the extent practical, the company expects to mitigate any interruption in its business operations in one location by shifting the performance of the constrained activity to a functioning office or facility. There may be instances, however, where the activity cannot be performed elsewhere or on a timely basis given the disruption caused by the Year 2000 problems in any location. In such instances, the company will assess the relevant provisions of its contracts and, where it deems appropriate, work with its customers to resolve performance and schedule delays and any resulting financial consequences on a mutually satisfactory basis to the extent possible under then prevailing circumstances.

        No assurance can be given that the company will achieve all aspects of Year 2000 readiness. Further, there is the possibility that significant litigation may occur due to business and equipment failures caused by the Year 2000 issue. It is uncertain whether, or to what extent, the company may be affected by such litigation. The failure of the company, its clients (including governmental agencies), suppliers of computer systems and equipment, joint venture partners and other third parties upon whom the company relies, to achieve Year 2000 readiness could materially and adversely affect the company's results from operations.

EURO CONVERSION

Given the nature and size of the company's European operations, the company does not perceive the conversion to the Euro as a significant risk. The company's businesses operate under long-term contracts, typically denominated in U.S. Dollars, compared with more traditional retail or manufacturing environments. If required, the company is currently able to bid, price and negotiate contracts using the Euro. The company's treasury function is also capable of operating with the Euro. Specifically, the company is able to: establish bank accounts; obtain financing; obtain bank guarantees or letters of credit; trade foreign currency; and hedge transactions. The company's ongoing Euro conversion effort will be primarily concentrated in the systems area.

        Conversion to the Euro impacts the company's subsidiaries in The Netherlands, Germany, Belgium and Spain. All subsidiaries use a standard accounting system and all reside in the same database. The company's conversion plan is to maintain the legacy database for historical reference and to create a new database with the Euro as the base currency. The new database will permit transactions to take place in both legacy currencies and the Euro as well as perform prescribed rounding calculations. The new Euro-based database is available and testing is in progress. Full conversion is anticipated to be complete by the start of fiscal year 2001.

        The company has not incurred and it does not expect to incur any significant costs from the continued conversion to the Euro, including any currency risk, which could significantly affect the company's business, financial condition and results of operations.

        The company has not experienced any significant operational disruptions to date and does not currently expect the continued conversion to the Euro to cause any significant operational disruptions, including the impact of systems operated by others.

NEW ACCOUNTING PRONOUNCEMENTS

In June 1998, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities" (SFAS No. 133). SFAS No. 133 establishes new standards for recording derivatives in interim and annual financial statements. This statement, as amended, is effective for the company's fiscal year 2001. Management does not anticipate that the adoption of the new statement will have a significant impact on the results of operations or the financial position of the company.

CONSOLIDATED BALANCE SHEET

At October 31,                                                         1999                  1998
----------------------------------------------------------------------------------------------------
(in thousands)
ASSETS
Current Assets
Cash and cash equivalents                                          $   209,614           $   340,544
Accounts and notes receivable                                          850,557               959,416
Contract work in progress                                              416,285               596,983
Inventories                                                            248,118               198,645
Deferred taxes                                                         105,502                81,155
Other current assets                                                    80,095                64,108
Net assets held for sale                                                    --                36,300
----------------------------------------------------------------------------------------------------
Total current assets                                                 1,910,171             2,277,151
----------------------------------------------------------------------------------------------------

Property, Plant and Equipment
Land                                                                    71,664                69,779
Buildings and improvements                                             352,883               352,653
Machinery and equipment                                              2,103,663             2,012,539
Mining properties and mineral rights                                   858,965               788,978
Construction in progress                                                81,422                56,282
----------------------------------------------------------------------------------------------------
                                                                     3,468,597             3,280,231
Less accumulated depreciation, depletion and amortization            1,245,644             1,132,923
----------------------------------------------------------------------------------------------------
Net property, plant and equipment                                    2,222,953             2,147,308
----------------------------------------------------------------------------------------------------
Other Assets
Goodwill, net of accumulated amortization of
$32,458 and $33,766, respectively                                      116,045               139,091
Investments                                                            167,891               137,562
Other                                                                  469,057               318,096
----------------------------------------------------------------------------------------------------
Total other assets                                                     752,993               594,749
----------------------------------------------------------------------------------------------------
                                                                   $ 4,886,117           $ 5,019,208
                                                                   =================================
LIABILITIES AND SHAREHOLDERS' EQUITY
Current Liabilities
Trade accounts and notes payable                                   $   798,751           $   972,096
Commercial paper, loan notes and a note
payable to affiliate of $113,379 in 1999                               242,625               428,458
Advance billings on contracts                                          565,373               546,816
Accrued salaries, wages and benefit plan liabilities                   321,148               324,412
Other accrued liabilities                                              276,413               223,596
Current portion of long-term debt                                           --                   176
----------------------------------------------------------------------------------------------------
Total current liabilities                                            2,204,310             2,495,554
----------------------------------------------------------------------------------------------------
Long-Term Debt Due After One Year                                      317,555               300,428

Noncurrent Liabilities
Deferred taxes                                                         162,210               105,515
Other                                                                  620,670               592,102
----------------------------------------------------------------------------------------------------
Total noncurrent liabilities                                           782,880               697,617
----------------------------------------------------------------------------------------------------
Contingencies and Commitments
Shareholders' Equity
Capital stock
   Preferred -- authorized 20,000,000 shares without
                par value, none issued
   Common -- authorized 150,000,000 shares of $.625
                par value; issued and outstanding in
                1999-- 76,034,296 shares and in
                1998-- 75,572,537 shares                                47,521                47,233
Additional capital                                                     217,844               199,077
Retained earnings                                                    1,375,338             1,331,843
Unamortized executive stock plan expense                               (21,579)              (22,633)
Accumulated other comprehensive income                                 (37,752)              (29,911)
----------------------------------------------------------------------------------------------------
Total shareholders' equity                                           1,581,372             1,525,609
----------------------------------------------------------------------------------------------------
                                                                   $ 4,886,117           $ 5,019,208
                                                                   =================================


See Notes to Consolidated Financial Statements.

CONSOLIDATED STATEMENT OF EARNINGS


Year ended October 31,                                  1999                1998                1997
-------------------------------------------------------------------------------------------------------
(in thousands, except per share amounts)
REVENUES
Engineering and construction services              $ 11,334,355        $ 12,377,476        $ 13,217,515
Coal                                                  1,083,030           1,127,297           1,081,026
-------------------------------------------------------------------------------------------------------
Total revenues                                       12,417,385          13,504,773          14,298,541
-------------------------------------------------------------------------------------------------------

COST OF REVENUES
Engineering and construction services                11,090,520          12,140,901          13,096,310
Coal                                                    936,173             954,535             926,260
-------------------------------------------------------------------------------------------------------
Total cost of revenues                               12,026,693          13,095,436          14,022,570

OTHER (INCOME) AND EXPENSES
Special provision                                       117,200                  --                  --
Corporate administrative and general expense             55,350              22,598              13,230
Interest expense                                         50,918              45,277              30,758
Interest income                                         (18,429)            (21,164)            (23,286)
-------------------------------------------------------------------------------------------------------
Total cost and expenses                              12,231,732          13,142,147          14,043,272
-------------------------------------------------------------------------------------------------------

EARNINGS BEFORE TAXES                                   185,653             362,626             255,269
INCOME TAX EXPENSE                                       81,466             127,282             109,082
-------------------------------------------------------------------------------------------------------
NET EARNINGS                                       $    104,187        $    235,344        $    146,187
                                                   ====================================================

EARNINGS PER SHARE
   Basic                                           $       1.38        $       2.99        $       1.76
   Diluted                                         $       1.37        $       2.97        $       1.75
                                                   ====================================================

SHARES USED TO CALCULATE EARNINGS PER SHARE
   Basic                                                 75,228              78,801              83,091
   Diluted                                               75,929              79,135              83,478
                                                   ====================================================



See Notes to Consolidated Financial Statements.

CONSOLIDATED STATEMENT OF CASH FLOWS


Year ended October 31,                                                       1999             1998             1997
---------------------------------------------------------------------------------------------------------------------
(in thousands)
CASH FLOWS FROM OPERATING ACTIVITIES
Net earnings                                                              $ 104,187        $ 235,344        $ 146,187
Adjustments to reconcile net earnings to cash provided by
   operating activities:
     Depreciation, depletion and amortization                               318,204          288,870          248,353
     Deferred taxes                                                          29,268           28,780           25,428
     Special provision, net of cash payments                                 85,410               --               --
     Provisions for impairment/abandonment of joint ventures
        and investments                                                          --               --           22,962
     Gain on sale of business                                                    --               --           (7,222)
     Changes in operating assets and liabilities, excluding effects
        of business acquisitions/dispositions                               (22,551)         168,576          (67,224)
     Other, net                                                             (49,642)         (19,051)         (39,860)
---------------------------------------------------------------------------------------------------------------------
Cash provided by operating activities                                       464,876          702,519          328,624
---------------------------------------------------------------------------------------------------------------------

CASH FLOWS FROM INVESTING ACTIVITIES
Capital expenditures                                                       (504,334)        (600,933)        (466,202)
E&C businesses acquired                                                          --               --         (141,718)
Coal businesses and reserves acquired                                            --          (12,004)         (39,482)
Proceeds from sales and maturities of marketable securities                      --           10,089           59,289
Investments, net                                                             (4,688)         (20,745)          (9,275)
Proceeds from sale of property, plant and equipment                         105,154          125,493           50,996
Collection of notes receivable                                                   --               --           77,496
Contributions to deferred compensation trusts                                (8,160)         (21,365)         (43,026)
Net assets held for sale, including cash                                     36,300          (26,375)              --
Proceeds from sale of business                                                   --               --           11,992
Other, net                                                                      549          (17,477)         (12,041)
---------------------------------------------------------------------------------------------------------------------
Cash utilized by investing activities                                      (375,179)        (563,317)        (511,971)
---------------------------------------------------------------------------------------------------------------------

CASH FLOWS FROM FINANCING ACTIVITIES
Cash dividends paid                                                         (60,692)         (63,497)         (63,750)
(Decrease) increase in short-term borrowings, net                          (299,212)         341,809           21,692
Proceeds from issuance of note payable to affiliate                         113,379               --               --
Proceeds from (payments on) long-term debt, net                              16,951             (285)         295,719
Stock options exercised                                                      10,760            9,935           16,007
Purchases of common stock                                                        --         (378,979)         (33,924)
Other, net                                                                   (1,813)          (6,965)             (37)
---------------------------------------------------------------------------------------------------------------------
Cash (utilized) provided by financing activities                           (220,627)         (97,982)         235,707
---------------------------------------------------------------------------------------------------------------------
(Decrease) increase in cash and cash equivalents                           (130,930)          41,220           52,360
Cash and cash equivalents at beginning of year                              340,544          299,324          246,964
---------------------------------------------------------------------------------------------------------------------
Cash and cash equivalents at end of year                                  $ 209,614        $ 340,544        $ 299,324
                                                                          ===========================================


See Notes to Consolidated Financial Statements.

CONSOLIDATED STATEMENT OF SHAREHOLDERS' EQUITY

                                                                          Unamortized     Accumulated
                                                                           Executive         Other
(in thousands, except                   Common Stock        Additional     Stock Plan    Comprehensive    Retained
  per share amounts)                 Shares       Amount     Capital        Expense          Income       Earnings       Total
---------------------------------------------------------------------------------------------------------------------------------
BALANCE AT OCTOBER 31, 1996         83,791       $52,369     $573,037      $(32,538)        $   (701)    $1,077,559    $1,669,726
                                    =============================================================================================
Comprehensive income
   Net earnings                         --            --           --              --             --        146,187       146,187
   Foreign currency translation
     adjustment (net of
     deferred taxes of $3,867)          --            --           --              --         (6,503)            --        (6,503)
                                                                                                                           ------
Comprehensive income                    --            --           --              --             --             --       139,684

Cash dividends ($.76 per share)         --            --           --              --             --        (63,750)      (63,750)
Exercise of stock options, net         415           260       15,747              --             --             --        16,007
Stock option tax benefit                --            --        3,528              --             --             --         3,528
Amortization of executive
   stock plan expense                   --            --           --           8,183             --             --         8,183
Issuance of restricted stock, net      161           101        9,006          (9,086)            --             --            21
Purchases of common stock             (619)         (387)     (33,537)             --             --             --       (33,924)
Tax benefit from reduction of
   valuation allowance for
   deferred tax assets                  --            --        1,575              --             --             --         1,575
---------------------------------------------------------------------------------------------------------------------------------
BALANCE AT OCTOBER 31, 1997         83,748        52,343      569,356         (33,441)        (7,204)     1,159,996     1,741,050
                                    =============================================================================================
Comprehensive income
   Net earnings                         --            --           --              --             --        235,344       235,344
   Foreign currency translation
     adjustment (net of
     deferred taxes of $14,439)         --            --           --              --        (22,707)            --       (22,707)
                                                                                                                          -------
Comprehensive income                    --            --           --              --             --             --       212,637

Cash dividends ($.80 per share)         --            --           --              --             --        (63,497)      (63,497)
Exercise of stock options, net         268           167        9,768              --             --             --         9,935
Stock option tax benefit                --            --        2,425              --             --             --         2,425
Amortization of executive
   stock plan expense                   --            --           --           7,343             --             --         7,343
Issuance of restricted stock, net     (144)          (90)      (8,680)          3,465             --             --        (5,305)
Purchases of common stock           (8,299)       (5,187)    (373,792)             --             --             --      (378,979)
---------------------------------------------------------------------------------------------------------------------------------
BALANCE AT OCTOBER 31, 1998         75,573        47,233      199,077         (22,633)       (29,911)     1,331,843     1,525,609
                                    =============================================================================================
Comprehensive income
   Net earnings                         --            --           --              --             --        104,187       104,187
   Foreign currency translation
     adjustment (net of
     deferred taxes of $4,910)          --            --           --              --         (7,841)            --        (7,841)
                                                                                                                           ------
Comprehensive income                    --            --           --              --             --             --        96,346

Cash dividends ($.80 per share)         --            --           --              --             --        (60,692)      (60,692)
Exercise of stock options, net         304           190       10,570              --             --             --        10,760
Stock option tax benefit                --            --        1,989              --             --             --         1,989
Amortization of executive
   stock plan expense                   --            --           --           7,517             --             --         7,517
Issuance of restricted stock, net      157            98        6,208          (6,463)            --             --          (157)
---------------------------------------------------------------------------------------------------------------------------------
BALANCE AT OCTOBER 31, 1999         76,034       $47,521    $ 217,844        $(21,579)      $(37,752)    $1,375,338    $1,581,372
                                    =============================================================================================



See Notes to Consolidated Financial Statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

MAJOR ACCOUNTING POLICIES

Principles of Consolidation

The financial statements include the accounts of the company and its subsidiaries. The equity method of accounting is used for investment ownership ranging from 20 percent to 50 percent. Investment ownership of less than 20 percent is accounted for on the cost method. All significant intercompany transactions of consolidated subsidiaries are eliminated. Certain 1998 and 1997 amounts have been reclassified to conform with the 1999 presentation.

Use of Estimates

The preparation of the financial statements of the company requires management to make estimates and assumptions that affect reported amounts. These estimates are based on information available as of the date of the financial statements. Therefore, actual results could differ from those estimates.

Engineering and Construction Contracts

The company recognizes engineering and construction contract revenues using the percentage-of-completion method, based primarily on contract costs incurred to date compared with total estimated contract costs. Customer-furnished materials, labor and equipment, and in certain cases subcontractor materials, labor and equipment, are included in revenues and cost of revenues when management believes that the company is responsible for the ultimate acceptability of the project. Contracts are segmented between types of services, such as engineering and construction, and accordingly, gross margin related to each activity is recognized as those separate services are rendered. Changes to total estimated contract costs or losses, if any, are recognized in the period in which they are determined. Revenues recognized in excess of amounts billed are classified as current assets under contract work in progress. Amounts billed to clients in excess of revenues recognized to date are classified as current liabilities under advance billings on contracts. The company anticipates that substantially all incurred costs associated with contract work in progress at October 31, 1999 will be billed and collected in 2000.


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

Earnings per Share

Basic earnings per share (EPS) is calculated by dividing net earnings by the weighted average number of common shares outstanding for the period. Diluted EPS reflects the assumed conversion of all dilutive securities, consisting of employee stock options and restricted stock, and equity forward contracts.

        The impact of dilutive securities on the company's EPS calculation is as follows:

Year ended October 31,            1999     1998     1997
---------------------------------------------------------
Employee stock options/
 restricted stock               107,000  231,000  387,000
Equity forward contracts        594,000  103,000       --
---------------------------------------------------------
                                701,000  334,000  387,000
                                =========================


Inventories
Inventories are stated at the lower of cost or market using specific identification or the average cost method. Inventories comprise:

At October 31,                     1999       1998
---------------------------------------------------
(in thousands)
Equipment for sale/rental       $131,781   $ 94,179
Coal                              72,070     52,628
Supplies and other                44,267     51,838
---------------------------------------------------
                                $248,118   $198,645
                                ===================

Internal Use Software

Effective for fiscal year 1999, the company adopted the American Institute of Certified Public Accountants' Statement of Position (SOP) 98-1, "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use." The statement requires capitalization of certain costs incurred in the development of internal-use software, including external direct material and service costs, employee payroll and payroll-related costs. Prior to the adoption of SOP 98-1, the company capitalized only purchased software which was ready for service; all other costs were expensed as incurred. The adoption of this statement did not have a material effect on the company's financial statements.

Foreign Currency

The company uses forward exchange contracts to hedge certain foreign currency transactions entered into in the ordinary course of business. The company does not engage in currency speculation. The company's forward exchange contracts do not subject the company to significant risk from exchange rate movements because gains and losses on such contracts offset losses and gains, respectively, on the assets, liabilities or transactions being hedged. Accordingly, the unrealized gains and losses are deferred and included in the measurement of the related foreign currency transaction. At October 31, 1999, the company had approximately $124 million of foreign exchange contracts outstanding relating to lease commitments and contract obligations. The forward exchange contracts generally require the company to exchange U.S. Dollars for foreign currencies at maturity, at rates agreed to at inception of the contracts. If the counterparties to the exchange contracts (AA rated banks) do not fulfill their obligations to deliver the contracted currencies, the company could be at risk for any currency related fluctuations. The amount of any gain or loss on these contracts in 1999, 1998 and 1997 was immaterial. The contracts are of varying duration, none of which extend beyond December 2000. The company limits exposure to foreign currency fluctuations in most of its engineering and construction contracts through provisions that require client payments in U.S. Dollars or other currencies corresponding to the currency in which costs are incurred. As a result, the company generally does not need to hedge foreign currency cash flows for contract work performed. The functional currency of all significant foreign operations is the local currency.

        In June 1998, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities" (SFAS No. 133). SFAS No. 133 establishes new standards for recording derivatives in interim and annual financial statements. This statement, as amended, is effective for the company's fiscal year 2001. Management does not anticipate that the adoption of the new statement will have a significant impact on the results of operations or the financial position of the company.

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

Comprehensive Income

Effective November 1, 1998, the company adopted Statement of Financial Accounting Standards No. 130, "Reporting Comprehensive Income," which establishes standards for the reporting and display of total comprehensive income and its components in financial statements. The adoption of this statement had no effect on the company's net earnings or total shareholders' equity.

        Total comprehensive income represents the net change in shareholders' equity during a period from sources other than transactions with shareholders and as such, includes net earnings. For the company, the only other component of total comprehensive income is the change in the cumulative foreign currency translation adjustments recorded in shareholders' equity. Prior period financial statements have been reclassified to conform with the provisions of the new standard.

CONSOLIDATED STATEMENT OF CASH FLOWS

Securities with maturities of 90 days or less at the date of purchase are classified as cash equivalents. Securities with maturities beyond 90 days, when present, are classified as marketable securities and are carried at fair value. The changes in operating assets and liabilities as shown in the

Consolidated Statement of Cash Flows comprise:

Year ended October 31,                  1999           1998          1997
-----------------------------------------------------------------------------
(in thousands)
Decrease (increase) in:
  Accounts and notes receivable      $  25,972      $ (84,394)     $(113,454)
  Contract work in progress            180,698         73,575       (130,257)
  Inventories                          (49,473)       (23,197)       (40,303)
  Other current assets                 (16,054)          (192)       (17,028)
(Decrease) increase in:
  Accounts payable                    (173,345)       127,229        130,992
  Advance billings on contracts         18,557         21,298         79,510
  Accrued liabilities                   (8,906)        54,257         23,316
-----------------------------------------------------------------------------
(Increase) decrease in operating
  assets and liabilities             $ (22,551)     $ 168,576      $ (67,224)
                                     =======================================
Cash paid during the year for:
  Interest expense                   $  47,558      $  44,057      $  25,491
  Income tax payments, net           $  52,025      $  52,346      $  75,967

BUSINESS ACQUISITIONS

The following summarizes major engineering and construction related acquisitions completed during 1997. All of these acquisitions were in the Fluor Global Services segment. There were no major engineering and construction related acquisitions in 1999 and 1998.

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

        In 1998, the company's coal segment, through its Massey Coal Company ("Massey"), acquired coal reserves for an aggregate cost of $12 million. Massey purchased two coal mining companies during 1997. The aggregate purchase price was $39 million and included the fair value of assets acquired, consisting of $55 million of property, plant and equipment, and mining rights, $13 million of working capital and other assets, net of other liabilities assumed of $29 million. These acquisitions, along with capital expenditures, have been directed primarily towards acquiring additional coal reserves. There were no coal related acquisitions in 1999.

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

        From time to time, the company enters into investment arrangements, including joint ventures, that are related to its engineering and construction business. During 1997 through 1999, the majority of these expenditures related to ongoing investments in an equity fund that focuses on energy related projects and a number of smaller, diversified ventures.

BUSINESS DISPOSITIONS

On October 28, 1998, the company entered into an agreement to sell its ownership interest in Fluor Daniel GTI, Inc. (FD/GTI). Under terms of the agreement, the company sold its 4,400,000 shares in FD/GTI for $8.25 per share, or $36.3 million in cash, on December 3, 1998. The net assets of FD/GTI were reflected on the 1998 consolidated balance sheet at net realizable value and included $26.4 million in cash and cash equivalents. This transaction did not have a material impact on the company's results of operations or financial position.

        During 1997, the company completed the sale of ACQUION, a global provider of supply chain management services, for $12 million in cash, resulting in a pre-tax gain of $7 million.

SPECIAL PROVISION AND COST REDUCTION INITIATIVES

In March 1999, the company announced a new strategic direction, including a reorganization of the operating units and administrative functions of its engineering and construction segment. In connection with this reorganization, the company recorded in the second quarter a special provision of $136.5 million pre-tax to cover direct and other reorganization related costs, primarily for personnel, facilities and asset impairment adjustments.

    Under the reorganization plan, approximately 5,000 jobs are expected to be eliminated. The provision includes amounts for personnel costs for certain affected employees that are entitled to receive severance benefits under established severance policies or by government regulations. Additionally, outplacement services may be provided on a limited basis to some affected employees. The provision also reflects amounts for asset impairment, primarily for property, plant and equipment; intangible assets (goodwill); and certain investments. The asset impairments were recorded primarily because of the company's decision to exit certain non-strategic geographic locations and businesses. The carrying values of impaired assets were adjusted to their current market values based on estimated sale proceeds, using either discounted cash flows or contractual amounts. Lease termination costs were also included in the special provision. The company anticipates closing 15 non-strategic offices worldwide as well as consolidating and downsizing other office locations. The closure or rationalization of these facilities is expected to be substantially completed by the end of fiscal year 2000.

        As of October 31, 1999, the company has reduced headcount by approximately 5,000 employees and has closed 13 offices. The company anticipates closing two additional offices within the next six months. In October 1999, $19.3 million of the special provision was reversed into earnings as a result of lower than anticipated severance costs for personnel reductions in certain overseas offices. Both the actual number of employee terminations as well as the cost per employee termination were lower than originally estimated.

        The following table summarizes the status of the company's reorganization plan as of October 31, 1999:

                                                        Lease
                        Personnel        Asset       Termination
                          Costs       Impairments       Costs           Other         Total
---------------------------------------------------------------------------------------------
(in thousands)
Special provision       $  72,200      $  48,800      $  14,500      $   1,000      $ 136,500
Cash expenditures         (25,089)        (1,094)        (4,793)          (814)       (31,790)
Non-cash activities        (2,576)       (24,360)            --             --        (26,936)
Provision reversal        (19,300)            --             --             --        (19,300)
---------------------------------------------------------------------------------------------
Balance at October
  31, 1999              $  25,235      $  23,346      $   9,707      $     186      $  58,474
                        =====================================================================

        The special provision liability as of October 31, 1999 is included in other accrued liabilities. The liability for personnel costs and asset impairments will be substantially utilized by April 30, 2000. The liability associated with abandoned lease space will be amortized as an offset to lease expense over the remaining life of the respective leases starting on the date of abandonment.

        During 1997, the company recorded $25.4 million in charges related to the implementation of certain cost reduction initiatives. These charges provided for personnel and facility related costs. As of October 31, 1999, substantially all of these costs had been incurred.

INCOME TAXES

The income tax expense (benefit) included in the Consolidated Statement of Earnings is as follows:

Year ended October 31,          1999              1998         1997
--------------------------------------------------------------------
(in thousands)
Current:
  Federal                    $  5,931          $ 38,700     $ 50,906
  Foreign                      43,012            52,021       25,801
  State and local               3,255             7,781        6,947
--------------------------------------------------------------------
Total current                  52,198            98,502       83,654
--------------------------------------------------------------------
Deferred:
  Federal                      26,872            43,369       19,972
  Foreign                      (2,641)          (19,295)       3,908
  State and local               5,037             4,706        1,548
--------------------------------------------------------------------
Total deferred                 29,268            28,780       25,428
--------------------------------------------------------------------
Total income tax expense     $ 81,466          $127,282     $109,082
                             =======================================


        A reconciliation of U.S. statutory federal income tax expense to the company's income tax expense on earnings is as follows:

Year ended October 31,                   1999          1998          1997
--------------------------------------------------------------------------
(in thousands)
U.S. statutory federal tax expense     $ 64,979      $126,919     $ 89,344
Increase (decrease) in taxes
  resulting from:
    Items without tax effect, net        26,158           888       13,307
    State and local income taxes          5,048         7,868        5,337
    Depletion                            (9,625)      (12,273)     (10,051)
    Effect of non-U.S. tax rates           (396)        3,433       10,620
    Other, net                           (4,698)          447          525
--------------------------------------------------------------------------
Total income tax expense               $ 81,466      $127,282     $109,082
                                       ===================================


    Deferred taxes reflect the tax effects of differences between the amounts recorded as assets and liabilities for financial reporting purposes and the amounts recorded for income tax purposes. The tax effects of significant temporary differences giving rise to deferred tax assets and liabilities are as follows:

At October 31,                                        1999                    1998
------------------------------------------------------------------------------------
(in thousands)
Deferred tax assets:
  Accrued liabilities not currently
    deductible                                     $ 249,987               $ 224,319
  Alternative minimum tax
    credit carryforwards                              44,287                  32,505
  Net operating loss carryforwards of
    non-U.S. companies                                29,133                  22,441
  Translation adjustments                             23,955                  19,045
  Tax basis of building in excess of
    book basis                                        16,408                  16,187
  Net operating loss carryforwards of
    acquired companies                                 6,503                   7,177
  Other                                               71,926                  73,599
------------------------------------------------------------------------------------
Total deferred tax assets                            442,199                 395,273
Valuation allowance for deferred tax assets         (127,085)               (100,007)
------------------------------------------------------------------------------------
Deferred tax assets, net                             315,114                 295,266
------------------------------------------------------------------------------------
Deferred tax liabilities:
  Book basis of property, equipment and
    other capital costs in excess of tax basis      (294,628)               (254,008)
  Tax on unremitted non-U.S. earnings                (16,361)                (15,806)
  Other                                              (60,833)                (49,812)
------------------------------------------------------------------------------------
Total deferred tax liabilities                      (371,822)               (319,626)
------------------------------------------------------------------------------------
Net deferred tax liabilities                       $ (56,708)              $ (24,360)
                                                   =================================

        The company has net operating loss carryforwards from non-U.S. operations of approximately $80 million which can be carried forward indefinitely until fully utilized. These losses primarily relate to the company's operations in Australia, Chile, Germany and the United Kingdom. Deferred tax assets established for these losses aggregate $29 million and $22 million at October 31, 1999 and 1998, respectively.

        In 1997, the company acquired the SMA Companies which had net operating loss carryforwards of approximately $47 million. The company has utilized approximately $5 million of the loss carryforwards, and made an election in its 1998 consolidated federal tax return to waive approximately $23 million of losses which otherwise would have expired without future tax benefit. The remaining loss carryforwards of approximately $19 million expire in the years 2004 through 2008. The utilization of such loss carryforwards is subject to stringent limitations under the Internal Revenue Code. Deferred tax assets established for these losses aggregate $7 million for both 1999 and 1998.

        Substantially all of the company's alternative minimum tax credits are associated with the coal business operated by Massey. These credits can be carried forward indefinitely until fully utilized.

        The company maintains a valuation allowance to reduce certain deferred tax assets to amounts that are more likely than not to be realized. This allowance primarily relates to the deferred tax assets established for the special provision, net operating loss carryforwards and alternative minimum tax credits. In 1999, increases in the valuation allowance are principally the result of the company's special provision which did not receive full tax benefit. Any reductions in the allowance resulting from realization of the loss carryforwards of acquired companies will result in a reduction of goodwill.

        Residual income taxes of approximately $8 million have not been provided on approximately $20 million of undistributed earnings of certain foreign subsidiaries at October 31, 1999, because the company intends to keep those earnings reinvested indefinitely.

        United States and foreign earnings before taxes are as follows:

Year ended October 31,   1999         1998          1997
---------------------------------------------------------
(in thousands)
United States          $168,698     $240,645     $231,921
Foreign                  16,955      121,981       23,348
---------------------------------------------------------
Total                  $185,653     $362,626     $255,269
                       ==================================

RETIREMENT BENEFITS

The company sponsors contributory and non-contributory defined contribution retirement and defined benefit pension plans for eligible employees. Contributions to defined contribution retirement plans are based on a percentage of the employee's compensation. Expense recognized for these plans of approximately $56 million in 1999, $79 million in 1998, and $84 million in 1997, is primarily related to domestic engineering and construction operations. Effective January 1, 1999, the company replaced its domestic defined contribution retirement plan with a defined benefit cash balance plan. Contributions to defined benefit pension plans are generally at the minimum annual amount required by applicable regulations. Payments to retired employees under these plans are generally based upon length of service, age and/or a percentage of qualifying compensation. The defined benefit pension plans are primarily related to international engineering and construction operations, U.S. craft employees and coal operations.

        Net periodic pension expense (income) for defined benefit pension plans includes the following components:

Year ended October 31,                      1999          1998          1997
-----------------------------------------------------------------------------
(in thousands)
Service cost                             $ 35,370      $ 15,792      $ 15,301
Interest cost                              25,088        24,220        23,743
Expected return on assets                 (49,032)      (48,236)      (44,334)
Amortization of transition asset           (2,132)       (2,196)       (2,296)
Amortization of prior service cost            337           355           347
Recognized net actuarial loss (gain)           58        (1,444)       (1,288)
-----------------------------------------------------------------------------
Net periodic pension expense (income)    $  9,689      $(11,509)     $ (8,527)
                                         ====================================

        The ranges of assumptions indicated below cover defined benefit pension plans in Australia, Germany, the United Kingdom, The Netherlands and the United States. These assumptions are as of each respective fiscal year-end based on the then current economic environment in each host country.

At October 31,                                  1999            1998
----------------------------------------------------------------------
Discount rates                                6.0-7.75%      5.0-6.75%
Rates of increase in compensation levels      3.5-4.00%      2.5-4.00%
Expected long-term rates of return on assets  5.0-9.50%      5.0-9.50%

        The following table sets forth the change in benefit obligation, plan assets and funded status of the company's defined benefit pension plans:

At October 31,                                    1999                   1998
------------------------------------------------------------------------------
(in thousands)
Change in pension benefit obligation
  Benefit obligation at beginning of year     $ 438,866              $ 358,539
  Service cost                                   35,370                 15,792
  Interest cost                                  25,088                 24,220
  Employee contributions                          1,626                  1,775
  Currency translation                          (19,068)                12,454
  Actuarial (gain) loss                         (22,808)                52,498
  Benefits paid                                 (27,319)               (26,412)
------------------------------------------------------------------------------
Benefit obligation at end of year             $ 431,755              $ 438,866
                                              ================================
Change in plan assets
  Fair value at beginning of year             $ 576,019              $ 539,814
  Actual return on plan assets                  103,938                 42,324
  Company contributions                           5,646                  4,711
  Employee contributions                          1,626                  1,775
  Currency translation                          (17,154)                13,999
  Benefits paid                                 (27,319)               (26,412)
  Plan amendments                                (3,945)                  (192)
------------------------------------------------------------------------------
Fair value at end of year                     $ 638,811              $ 576,019
                                              ================================
Funded status                                 $ 207,056              $ 137,153
Unrecognized net actuarial (gain) loss          (61,372)                16,579
Unrecognized prior service cost                     170                    601
Unrecognized net asset                           (8,002)               (11,737)
------------------------------------------------------------------------------
Pension assets                                $ 137,852              $ 142,596
                                              ================================

        Amounts shown above at October 31, 1999 and 1998 exclude the projected benefit obligation of approximately $101 million and $113 million, respectively, and an equal amount of associated plan assets relating to discontinued operations.


        Massey participates in multiemployer defined benefit pension plans for its union employees. Pension expense was less than $1 million in each of the years ended October 31, 1999, 1998 and 1997. Under the Coal Industry Retiree Health Benefits Act of 1992, Massey is required to fund medical and death benefits of certain beneficiaries. Massey's obligation under the Act is estimated to aggregate approximately $56 million at October 31, 1999, which will be recognized as expense as payments are assessed. The expense recorded for such benefits was $4 million in 1999 and 1998 and $7 million in 1997.

        In addition to the company's defined benefit pension plans, the company and certain of its subsidiaries provide health care and life insurance benefits for certain retired employees. The health care and life insurance plans are generally contributory, with retiree contributions adjusted annually. Service costs are accrued currently. The accumulated postretirement benefit obligation at October 31, 1999 and 1998 was determined in accordance with the current terms of the company's health care plans, together with relevant actuarial assumptions and health care cost trend rates projected at annual rates ranging from 7.8 percent in 2000 down to 5 percent in 2004 and beyond. The effect of a one percent annual increase in these assumed cost trend rates would increase the accumulated postretirement benefit obligation and the aggregate of the annual service and interest costs by approximately $11.8 million and $1.7 million, respectively. The effect of a one percent annual decrease in these assumed cost trend rates would decrease the accumulated postretirement benefit obligation and the aggregate of the annual service and interest costs by approximately $8.9 million and $2.5 million, respectively.

        Net periodic postretirement benefit cost includes the following components:

Year ended October 31,                      1999         1998         1997
---------------------------------------------------------------------------
(in thousands)
Service cost                              $ 3,850      $ 3,506      $ 3,107
Interest cost                               5,724        5,820        6,338
Expected return on assets                      --           --           --
Amortization of prior service cost            140          124           --
Recognized net actuarial (gain) loss         (458)        (595)         142
---------------------------------------------------------------------------
Net periodic postretirement
  benefit cost                            $ 9,256      $ 8,855      $ 9,587
                                          =================================

        The following table sets forth the change in benefit obligation of the company's postretirement benefit plans:

At October 31,                                     1999          1998
----------------------------------------------------------------------
(in thousands)
Change in postretirement benefit obligation
  Benefit obligation at beginning of year       $ 93,975      $ 86,187
  Service cost                                     3,850         3,506
  Interest cost                                    5,724         5,820
  Employee contributions                             270           269
  Actuarial (gain) loss                          (15,303)        2,473
  Benefits paid                                   (4,655)       (4,280)
----------------------------------------------------------------------
Benefit obligation at end of year               $ 83,861      $ 93,975
                                                ======================
Funded status                                   $(83,861)     $(93,975)
Unrecognized net actuarial (gain) loss           (11,650)        3,195
Unrecognized prior service cost                    1,776         1,916
----------------------------------------------------------------------
Accrued postretirement benefit obligation       $(93,735)     $(88,864)
                                                ======================

        The discount rate used in determining the postretirement benefit obligation was 7.75 percent and 6.75 percent at October 31, 1999 and 1998, respectively.

        The preceding information does not include amounts related to benefit plans applicable to employees associated with certain contracts with the U.S. Department of Energy because the company is not responsible for the current or future funded status of these plans.

FAIR VALUE OF FINANCIAL INSTRUMENTS

The estimated fair value of the company's financial instruments are as follows:

                                                      1999                         1998
                                              Carrying      Fair           Carrying       Fair
Year ended October 31,                         Amount       Value           Amount        Value
-------------------------------------------------------------------------------------------------
(in thousands)
Assets:
Cash and cash
  equivalents                                $ 209,614     $ 209,614      $ 340,544     $ 340,544
Notes receivable
  including noncurrent
  portion                                       47,444        54,387         41,854        48,953
Long-term investments                           60,609        72,667         59,734        76,064

Liabilities:
Commercial paper,
  loan notes and
  notes payable                                247,911       247,911        430,508       430,508
Long-term debt
  including current
  portion                                      317,555       312,580        300,604       319,654
Other noncurrent
  financial liabilities                          9,789         9,789          8,486         8,486

Off-balance sheet financial instruments:
Forward contracts to
  purchase common stock                             --       (21,170)            --       (18,793)
Foreign currency
  contract obligations                              --        (1,311)            --         1,964
Letters of credit                                   --           546             --           720
Lines of credit                                     --           965             --         1,077

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

FINANCING ARRANGEMENTS

The company has unsecured committed revolving short- and long-term lines of credit with banks from which it may borrow for general corporate purposes up to a maximum of $600 million. Commitment and facility fees are paid on these lines. In addition, the company has $1.0 billion in short-term uncommitted lines of credit to support letters of credit, foreign currency contracts and loan notes. Borrowings under both committed and uncommitted lines of credit bear interest at prime or rates based on the London Interbank Offered Rate ("LIBOR"), domestic certificates of deposit or other rates which are mutually acceptable to the banks and the company. At October 31, 1999, no amounts were outstanding under the committed lines of credit. As of that date, $235 million of the short-term uncommitted lines of credit were used to support undrawn letters of credit and foreign currency contracts issued in the ordinary course of business and $16 million were used for outstanding loan notes.

        The company had $114 million and $245 million in unsecured commercial paper outstanding at October 31, 1999 and 1998, respectively. The commercial paper was issued at a discount with a weighted-average effective interest rate of 5.9 percent at October 31, 1999 and 5.3 percent at October 31, 1998.

        At October 31, 1999 the company had a $113 million note payable to an affiliated entity. The note is due on demand and bears interest at the rate of
5.41 percent as of October 31, 1999.

        Long-term debt comprises:

At October 31,                             1999         1998
--------------------------------------------------------------
(in thousands)
6.95% Senior Notes due March 1, 2007     $300,000     $300,000
Other bonds and notes                      17,555          604
--------------------------------------------------------------
                                          317,555      300,604
Less: Current portion                          --          176
--------------------------------------------------------------
Long-term debt due after one year        $317,555     $300,428
                                         =====================

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

        Included in other bonds and notes are $18 million of 5.625% municipal bonds issued in July 1999. The bonds are due June 1, 2019 with interest payable semiannually on June 1 and December 1 of each year, commencing December 1, 1999. The bonds are redeemable, in whole or in part, at the option of the company at a redemption price ranging from 100 percent to 102 percent of the principal amount of the bonds on or after June 1, 2009. In addition, the bonds are subject to other redemption clauses, at the option of the holder, should certain events occur, as defined in the offering prospectus.

OTHER NONCURRENT LIABILITIES

The company maintains appropriate levels of insurance for business risks. Insurance coverages contain various deductible amounts for which the company provides accruals based on the aggregate of the liability for reported claims and an actuarially determined estimated liability for claims incurred but not reported. Other noncurrent liabilities include $61 million and $64 million at October 31, 1999 and 1998, respectively, relating to these liabilities.

STOCK PLANS

The company's executive stock plans, approved by the shareholders, provide for grants of nonqualified or incentive stock options, restricted stock awards and stock appreciation rights ("SARS"). All executive stock plans are administered by the Organization and Compensation Committee of the Board of Directors ("Committee") comprised of outside directors, none of whom are eligible to participate in the plans. Option grant prices are determined by the Committee and are established at the fair value of the company's common stock at the date of grant. Options and SARS normally extend for 10 years and become exercisable over a vesting period determined by the Committee, which can include accelerated vesting for achievement of performance or stock price objectives. During 1998, the company issued 1,696,420 options and 1,502,910 SARS that vest over three to four year periods and expire in five years. The majority of these awards have accelerated vesting provisions based on the price of the company's stock. Additionally, 58,000 and 189,075 nonqualified stock options were issued during 1999 and 1998, respectively, and 10,925 incentive stock options were issued during 1998, with 20 percent to 25 percent vesting upon issuance and the remaining awards vesting in installments of 20 percent to 25 percent per year commencing one year from the date of grant.

        Restricted stock awards issued under the plans provide that shares awarded may not be sold or otherwise transferred until restrictions have lapsed or performance objectives have been attained as established by the Committee. Upon termination of employment, shares upon which restrictions have not lapsed must be returned to the company. Restricted stock issued under the plans totaled 197,257 shares, 4,500 shares and 186,390 shares in 1999, 1998 and 1997, respectively.

        As permitted by Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" (SFAS No. 123), the company has elected to continue following the guidance of APB Opinion No. 25, "Accounting for Stock Issued to Employees," for measurement and recognition of stock-based transactions with employees. Recorded compensation cost for these plans totaled $8 million in 1999. During 1998, the company recognized a net credit of $9 million for performance-based stock plans. This amount includes $10 million of expenses accrued in prior years which were reversed in 1998 as a result of not achieving prescribed performance targets. Compensation cost recognized for such plans totaled less than $1 million in 1997. Under APB Opinion No. 25, no compensation cost is recognized for the option plans where vesting provisions are based only on the passage of time. Had the company recorded compensation expense using the accounting method recommended by SFAS No. 123, net earnings and diluted earnings per share would have been reduced to the pro forma amounts as follows:

Year ended October 31,           1999           1998          1997
--------------------------------------------------------------------
(in thousands, except per share amounts)
Net earnings
  As Reported                  $104,187     $   235,344     $146,187
  Pro Forma                      95,297         218,958      143,663
Diluted earnings per share
  As Reported                  $   1.37     $      2.97     $   1.75
  Pro Forma                        1.26            2.77         1.72


        The fair value of each option grant is estimated on the date of grant by using the Black-Scholes option-pricing model. The following weighted-average assumptions were used for new grants:

                                        1999      1998       1997
------------------------------------------------------------------
Expected option lives (years)          6          5          6
Risk-free interest rates               4.51%      5.83%      6.30%
Expected dividend yield                1.38%      1.19%      1.15%
Expected volatility                   33.76%     29.85%     24.58%

        The weighted-average fair value of options granted during 1999, 1998 and 1997 was $15, $12 and $17, respectively.

        The following table summarizes stock option activity:

                                                 Weighted Average
                                       Stock      Exercise Price
                                      Options       Per Share
-----------------------------------------------------------------
Outstanding at October 31, 1996      4,339,378      $       50
-----------------------------------------------------------------
Granted                                114,060              61
Expired or canceled                   (117,404)             53
Exercised                             (414,731)             39
-----------------------------------------------------------------
Outstanding at October 31, 1997      3,921,303              51
-----------------------------------------------------------------
Granted                              1,898,420              36
Expired or canceled                   (844,664)             47
Exercised                             (267,602)             37
-----------------------------------------------------------------
Outstanding at October 31, 1998      4,707,457              47
-----------------------------------------------------------------
Granted                              1,079,810              43
Expired or canceled                   (256,145)             47
Exercised                             (303,736)             35
-----------------------------------------------------------------
Outstanding at October 31, 1999      5,227,386      $       47
                                     ============================

Exercisable at:

October 31, 1999        3,407,398
October 31, 1998        3,210,580
October 31, 1997        1,964,137

        At October 31, 1999, there are 1,089,902 shares available for future grant. Available for grant includes shares which may be granted as either stock options or restricted stock, as determined by the Committee under the 1996 and 1988 Fluor Executive Stock Plans.

        At October 31, 1999, there are 5,227,386 options outstanding with exercise prices between $35 and $68, with a weighted-average exercise price of $47 and a weighted-average remaining contractual life of 5.7 years; 3,407,398 of these options are exercisable with a weighted-average exercise price of $49.

        At October 31, 1999, 3,674,875 of the 5,227,386 options outstanding have exercise prices between $35 and $49, with a weighted-average exercise price of $40 and a weighted-average remaining contractual life of 5.3 years; 2,010,480 of these options are exercisable with a weighted-average exercise price of $41. The remaining 1,552,511 outstanding options have exercise prices between $50 and $68, with a weighted-average exercise price of $61 and a weighted-average remaining contractual life of 6.4 years; 1,396,918 of these options are exercisable with a weighted-average exercise price of $61.

LEASE OBLIGATIONS

Net rental expense amounted to approximately $98 million, $92 million and $93 million in 1999, 1998 and 1997, respectively. The company's lease obligations relate primarily to office facilities, equipment used in connection with long-term construction contracts and other personal property.

        During 1998, the company entered into a $100 million operating lease facility to fund the construction cost of its corporate headquarters and engineering center. The facility expires in 2004. Lease payments are calculated based on LIBOR plus approximately .35 percent. The lease contains an option to purchase these properties during the term of the lease and contains a residual value guarantee of $82 million. In addition, during 1999 the company entered into a similar transaction to fund construction of its Calgary office. The total commitment under this transaction is approximately $25 million.

        The company's obligations for minimum rentals under noncancelable leases are as follows:

At October 31,
----------------------
(in thousands)
2000           $46,358
2001            43,531
2002            38,140
2003            34,595
2004            22,264
Thereafter      62,067

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

        Disputes have arisen between a Fluor Daniel subsidiary and its client, Anaconda Nickel, which primarily relate to the process design of the Murrin Murrin Nickel Cobalt project located in Western Australia. Both parties have initiated the dispute resolution process under the contract. Results for the year ended October 31, 1999 for the Fluor Daniel segment include a provision totaling $84 million for the alleged process design problems. If and to the extent that these problems are ultimately determined to be the responsibility of the company, the company anticipates recovering a substantial portion of this amount from available insurance and, accordingly, has also recorded $64 million in expected insurance recoveries. The company vigorously disputes and denies Anaconda's allegations of inadequate process design.

        Financial guarantees, made in the ordinary course of business on behalf of clients and others in certain limited circumstances, are entered into with financial institutions and other credit grantors and generally obligate the company to make payment in the event of a default by the borrower. Most arrangements require the borrower to pledge collateral in the form of property, plant and equipment which is deemed adequate to recover amounts the company might be required to pay. As of October 31, 1999, the company had extended financial guarantees on behalf of certain clients and other unrelated third parties totaling approximately $29 million.

        In connection with its 1997/1998 share repurchase program, the company entered into a forward purchase contract for 1,850,000 shares of its common stock at a price of $49 per share. The contract matures in October 2000 and gives the company the ultimate choice of settlement option, either physical settlement or net share settlement. As of October 31, 1999, the contract settlement cost per share exceeded the current market price per share by $11.44.

        Although the ultimate choice of settlement option resides with the company, if the price of the company's common stock falls to certain levels, as defined in the contract, the holder of the contract has the right to require the company to settle the contract.

        The company's operations are subject to and affected by federal, state and local laws and regulations regarding the protection of the environment. The company maintains reserves for potential future environmental costs where such obligations are either known or considered probable, and can be reasonably estimated.

        On October 20, 1999, the U.S. District Court for the Southern District of West Virginia issued an injunction which prohibits the construction of valley fills over both intermittent and perennial stream segments as a part of mining operations. While Massey is not a party to this litigation, virtually all mining operations, including Massey, utilize valley fills to dispose of excess materials. This decision is now under appeal to the Fourth Circuit Court of Appeals and the District Court has issued a stay of its decision pending the outcome of the appeal. Based upon the current state of the appeal, the company does not believe that Massey mining operations will be materially affected during the pendency of the appeal. If and to the extent that the District Court's decision is upheld and legislation is not passed which limits the impact of the decision, then all or a portion of Massey's mining operations could be affected. The potential impact to Massey arising from this proceeding is not currently estimable.

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

OPERATIONS BY BUSINESS SEGMENT AND GEOGRAPHICAL AREA

In the fourth quarter of 1999, the company adopted Statement of Financial Accounting Standards No. 131, "Disclosures about Segments of an Enterprise and Related Information" (SFAS No. 131). The statement establishes new standards for the way that business enterprises report information about operating segments as well as the related disclosures about products and services, geographical areas and major customers. The adoption of SFAS No. 131 did not affect the consolidated results of operations or financial position of the company, but did affect the business segments that are disclosed. Prior year disclosures have been restated to conform to the new basis of reporting.

        Fluor Daniel consists of five business units: Chemicals & Life Sciences; Oil, Gas and Power; Mining; Manufacturing; and Infrastructure. These units provide design, engineering, procurement and construction services on a worldwide basis to an extensive range of industrial, commercial, utility, natural resources and energy clients. The types of services provided by Fluor Daniel include: feasibility studies, conceptual design, detail engineering, procurement, project and construction management and construction.

        Fluor Global Services consists of six business units: American Equipment Company; TRS Staffing Solutions; Fluor Federal Services; Telecommunications; Operations & Maintenance; and Consulting Services. These units provide a variety of services to clients in a wide range of industries. The types of services provided by Fluor Global Services include: equipment sales, leasing, services and outsourcing for construction and industrial needs; temporary technical and non-technical staffing specializing in technical, professional and administrative personnel; services to the United States government; repair, renovation, replacement, predictive and preventative services to commercial and industrial facilities; and productivity consulting services and maintenance management to the manufacturing and process industries.

        Massey Coal is a single business unit which produces, processes and sells high-quality, low-sulfur steam coal to the utility industry as well as industrial customers, and metallurgical coal for the steel industry.

        Fluor Signature Services is a single business unit established primarily to provide traditional business services and business infrastructure support to the company. Ultimately, such services may be marketed to external customers. Although operations for this segment did not start until November 1, 1999, historical total asset data has been presented for information purposes only.

        The reportable segments follow the same accounting policies as those described in the summary of major accounting policies. Management evaluates a segment's performance based upon operating profit and operating return on assets. Intersegment revenues are insignificant. The company incurs costs and expenses and holds certain assets at the corporate level which relate to its business as a whole. Certain of these amounts have been charged to the company's business segments by various methods, largely on the basis of usage.

        Engineering services for international projects are often performed within the United States or a country other than where the project is located. Revenues associated with these services have been classified within the geographic area where the work was performed.

OPERATING INFORMATION BY SEGMENT

                                                            Fluor                 Fluor
                                                Fluor      Global     Massey    Signature
(in millions)                                  Daniel     Services     Coal      Services      Total
-----------------------------------------------------------------------------------------------------
1999
External revenues                             $ 8,403     $ 2,931     $ 1,083          --     $12,417
Depreciation, depletion and amortization           61          90         167          --         318
Operating profit before special provision         160          92         147          --         399
Total assets                                    1,017       1,041       1,956     $   454       4,468
Capital expenditures                          $    51     $   226     $   227          --     $   504

1998
External revenues                             $ 9,736     $ 2,642     $ 1,127          --     $13,505
Depreciation, depletion and amortization           67          72         150          --         289
Operating profit                                  161          81         173          --         415
Total assets                                    1,270         968       1,801     $   465       4,504
Capital expenditures                          $    91     $   214     $   296          --     $   601

1997
External revenues                             $10,180     $ 3,038     $ 1,081          --     $14,299
Depreciation, depletion and amortization           68          49         131          --         248
Operating profit                                   70          52         155          --         277
Total assets                                    1,259         894       1,619     $   509       4,281
Capital expenditures                          $    83     $   116     $   267          --     $   466

RECONCILIATION OF SEGMENT INFORMATION TO CONSOLIDATED AMOUNTS

(in millions)                                                 1999         1998         1997
---------------------------------------------------------------------------------------------
OPERATING PROFIT
Total segment operating profit before special provision     $   399      $   415      $   277
Special provision                                              (117)          --           --
Corporate administrative and general expense                    (55)         (23)         (13)
Interest (expense) income, net                                  (33)         (24)          (8)
Other items, net                                                 (8)          (5)          (1)
---------------------------------------------------------------------------------------------
  Earnings before taxes                                     $   186      $   363      $   255
                                                            =================================


(in millions)                                                  1999         1998         1997
---------------------------------------------------------------------------------------------
TOTAL ASSETS
Total assets for reportable segments                        $ 4,468      $ 4,504      $ 4,281
Cash, cash equivalents and marketable securities                210          341          309
Other items, net                                                208          174           95
---------------------------------------------------------------------------------------------
  Total assets                                              $ 4,886      $ 5,019      $ 4,685
                                                            =================================

ENTERPRISE-WIDE DISCLOSURES

                                                 Revenues                   Total Assets
(in millions)                             1999      1998     1997      1999     1998      1997
----------------------------------------------------------------------------------------------
United States*                        $  7,139  $  8,324 $  9,347    $3,995   $4,082    $3,789
Europe                                   1,228     1,196    1,420       196      255       225
Central and South America                  825     1,242    1,110       221      256       210
Asia Pacific (includes Australia)        1,575     1,435    1,545       265      252       315
Middle East and Africa                     795       993      549        68       77        78
Canada                                     855       315      328       141       97        68
----------------------------------------------------------------------------------------------
                                       $12,417   $13,505  $14,299    $4,886   $5,019    $4,685
                                      ========================================================


*Includes export revenues to unaffiliated customers of $1.6 billion in 1999, $1.5 billion in 1998 and $1.8 billion in 1997.

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




/s/ Philip J. Carroll, Jr               /s/ Ralph F. Hake
------------------------------          ----------------------------------------
Philip J. Carroll, Jr.                  Ralph F. Hake
Chairman of the Board and               Executive Vice President and
Chief Executive Officer                 Chief Financial Officer

INDEPENDENT AUDITORS

Board of Directors and Shareholders
Fluor Corporation

We have audited the accompanying consolidated balance sheet of Fluor Corporation as of October 31, 1999 and 1998, and the related consolidated statements of earnings, cash flows, and shareholders' equity for each of the three years in the period ended October 31, 1999. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

        We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

        In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Fluor Corporation at October 31, 1999 and 1998, and the consolidated results of its operations and its cash flows for each of the three years in the period ended October 31, 1999, in conformity with accounting principles generally accepted in the United States.


                                        /s/ ERNST & YOUNG LLP
Orange County, California
November 19, 1999

QUARTERLY FINANCIAL DATA

The following is a summary of the quarterly results of operations:


                                First Quarter   Second Quarter   Third Quarter  Fourth Quarter
----------------------------------------------------------------------------------------------
(in thousands, except per share amounts)

1999
Revenues                         $ 3,384,065     $ 3,091,307      $ 3,069,444     $ 2,872,569
Cost of revenues                   3,291,204       3,001,212        2,967,562       2,766,715
Special provision                         --         136,500               --         (19,300)
Earnings (loss) before taxes          74,899         (64,523)          73,537         101,740
Net earnings (loss)                   51,081         (72,895)          50,152          75,849
Earnings (loss) per share
   Basic                                 .68            (.97)             .67            1.01
   Diluted                       $       .68     $      (.97)     $       .66     $      1.00
                                 ============================================================

1998
Revenues                         $ 3,399,019     $ 3,282,079      $ 3,528,852     $ 3,294,823
Cost of revenues                   3,309,279       3,184,891        3,421,976       3,179,290
Earnings before taxes                 84,458          83,650           96,232          98,286
Net earnings                          54,813          54,289           62,437          63,805
Earnings per share
   Basic                                 .66             .67              .81             .85
   Diluted                       $       .66     $       .67      $       .81     $       .84
                                 ============================================================

SHAREHOLDERS' REFERENCE

COMMON STOCK INFORMATION

At December 31, 1999, there were 76,246,247 shares outstanding and approximately 12,099 shareholders of record of Fluor's common stock.

        The following table sets forth for the periods indicated the cash dividends paid per share of common stock and the high and low sales prices of such common stock as reported in the Consolidated Transactions Reporting System.

COMMON STOCK AND  DIVIDEND INFORMATION

                Dividends       Price Range
                Per Share      High       Low
------------------------------------------------
Fiscal 1999
First Quarter   $0.20         45 1/16   37 11/16
Second Quarter   0.20         37 7/16   26 1/4
Third Quarter    0.20         42 7/8    35 1/4
Fourth Quarter   0.20         42 5/16   37 1/2
                =====
                $0.80
Fiscal 1998
First Quarter   $0.20         39 3/4    33 15/16
Second Quarter   0.20         52 1/4    37 13/16
Third Quarter    0.20         51 1/2    40 11/16
Fourth Quarter   0.20         46 7/8    34 5/8
                =====
                $0.80

FORM 10-K

A copy of the Form 10-K, which is filed with the Securities and Exchange Commission, is available upon request. Write to:

Senior Vice President-Law & Secretary
Fluor Corporation
One Enterprise Drive
Aliso Viejo, California 92656
(949) 349-2000

REGISTRAR AND TRANSFER AGENT

ChaseMellon Shareholder Services, L.L.C.
400 South Hope Street, Fourth Floor
Los Angeles, California 90071
and
ChaseMellon Shareholder Services, L.L.C.
85 Challenger Road
Ridgefield Park, NJ 07660

For change of address, lost dividends, or lost stock certificates, write or telephone:

ChaseMellon Shareholder Services, L.L.C.
P. O. Box 3315
South Hackensack, NJ 07606-1915
Attn: Securityholder Relations
(800) 813-2847

Requests may also be submitted via e-mail by visiting their web site at www.chasemellon.com

INDEPENDENT AUDITORS

Ernst & Young LLP
18400 Von Karman Avenue
Irvine, California 92612

ANNUAL SHAREHOLDERS' MEETING

Annual report and proxy statement are mailed on or about February 1. Fluor's annual meeting of shareholders will be held at 9:00 a.m. on March 8, 2000 at:

The Hyatt Regency Greenville
220 North Main Street
Greenville, South Carolina

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

Fluor is a registered service mark of Fluor Corporation. Fluor Daniel, Fluor Global Services, Fluor Signature Services, Knowledge@Work and Fluor Federal Services are service marks of Fluor Corporation. AMECO is a registered service mark of American Equipment Company.

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

COMPANY CONTACTS
Shareholders may call
(888) 432-1745

SHAREHOLDER SERVICES:
Lawrence N. Fisher
(949) 349-6961

INVESTOR RELATIONS:
Lila J. Churney
(949) 349-3909


[PHOTOGRAPH]

Fluor's investor relations activities are dedicated to providing investors with complete and timely information. All investor questions are welcome.

WEB SITE ADDRESS
www.fluor.com

INVESTOR E-MAIL
Investor@fluor.com

[RECYCLE LOGO] Printed entirely on recycled paper